7/14


06015232

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wing Hang Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3629 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 7/18/06

永亨銀行有限公司
WING HANG BANK, LIMITED

2005

Annual Report・年報

目錄

Contents

Corporate Profile

永亨銀號由馮堯敬先生於一九三七年在廣州市創立，最初經營金銀找換業務。早年因中國的政治及經濟環境動盪致經營困難。一九四五年於香港文咸東街重整業務，初期資金只有港幣三十萬元，員工則僅十九人。戰後經濟繁榮，令業務發展更趨蓬勃。一九六零年註冊為永亨銀行並獲銀行牌照，為日後之發展奠下首個里程碑。

一九七三年美國紐約歐文信託公司購入本銀行控股權益，透過合作關係，本銀行獲得更強大的財政及國際銀行業務之基礎。一九七九年總行行址與毗鄰物業重建為現代化總行大廈以配合業務發展之需求。一九八八年歐文信託公司與美國紐約銀行合併成為實力更加雄厚及業務更多元化之銀行集團。一九九三年七月永亨銀行成為上市公司，其股票於香港聯合交易所上市買賣。永亨銀行於二零零三年八月一日達成協議收購浙江第一銀行(「浙一」)，使其成為全資附屬公司。二零零四年八月九日合併正式完成。浙一的信貸紀錄良好，客戶基礎穩固，令集團規模及市場覆蓋範圍擴大。

永亨銀行乃集團之控股公司及主要業務運作公司，集團主要提供全面性的銀行服務。在香港總分行共三十七間，國內於上海及深圳市設有分行，亦於北京及廣州市設有代表處。集團之主要附屬公司澳門永亨銀行，於一九四一年開業，於澳門有廣闊的分行網絡。此外，透過其附屬公司，更提供代理人、接受存款、離岸銀行、租購貸款、私人貸款、保險及股票經紀等服務。

二零零五年底集團之總資產為港幣一千零四十三億元，股東資金為港幣八十三億一千六百萬元，二零零五年股東應得之溢利為港幣十三億四千九百萬元。

Wing Hang Ngan Ho was first established in 1937 by the late Mr Y K Fung in Guangzhou to carry on the business of a money changer. Its early years proved to be difficult due to the prevailing political and economical turbulence in China. In 1945 the company re-established in Hong Kong with a capital of HK$300,000 and a staff of nineteen and prospered during the post war boom. In 1960 Wing Hang Bank was incorporated and was granted a banking licence reaching the first milestone in its future growth.

In 1973 the Irving Trust Company of New York acquired a majority interest in the Bank and the partnership provided Wing Hang with a stronger financial base and the expertise of a major international bank. In 1979 the Head Office Building was redeveloped and provided much needed modern facilities for its operations. In 1988 the Irving Trust Company merged with The Bank of New York and became a stronger and more diversified partner. In July 1993, the shares of Wing Hang Bank were listed on The Stock Exchange of Hong Kong. On 1st August, 2003. Wing Hang Bank entered into an agreement to acquire Chekiang First Bank ("CFB") as a wholly owned subsidiary. The merger was completed on 9th August, 2004. With a solid credit history and a strong portfolio, CFB brings greater scale and coverage to the Bank.

Wing Hang Bank is the holding company and the principal operating company of the Group which provides a full range of banking services. The Bank has a network of 37 branches in Hong Kong, a branch in Shanghai and Shenzhen respectively, representative offices in Beijing and Guangzhou. The Group's subsidiary, Banco Weng Hang has been operating in Macau since 1941 and has an extensive branch network in the territory. In addition, through its other subsidiaries and affiliated companies the Group provides nominee, deposit taking, offshore banking, hire purchase, consumer financing, insurance and share brokerage services.

At the end of 2005, the Group's total assets and shareholders' fund amounted to HK$104.3 billion and HK$8,316 million respectively, net profit attributable to shareholders for 2005 was HK$1,349 million.

Group Results in Brief

		2005	2004	增加／(減少) Increase/ (Decrease)	2005
全年結算	**FOR THE YEAR**	**HK$m**	HK$m	%	**US$m**
股東應得之溢利	Profit Attributable to Shareholders	**1,349**	1,167*	16	**173.99**
股息	Dividends	**676**	576	17	**87.19**
以每股計算	**PER SHARE**	**HK$**	HK$	%	**US$**
基本盈利	Basic Earnings	**4.59**	3.97	16	**0.59**
中期及末期股息	Interim & Final Dividends	**2.30**	1.96	17	**0.30**
資產淨值	Net Asset Value	**28.28**	25.16*	12	**3.65**
於年終計算	**AT YEAR END**	**HK$m**	HK$m	%	**US$m**
股東資金	Shareholders' Funds	**8,316**	7,395*	12	**1,072.5**
總存款	Total Deposits	**91,201**	84,395	8	**11,762.6**
客戶貸款	Advances to Customers	**54,402**	49,189	11	**7,016.4**
總資產	Total Assets	**104,323**	95,448	9	**13,455.0**
比率	**RATIO**	**%**	%		
成本與收入比率	Cost to Income Ratio	**37.2**	42.4*		
平均資產回報率	Return on Average Assets	**1.35**	1.29		
平均股東資金回報率	Return on Average Shareholders' Funds	**17.1**	16.7*		

m = million (百萬)
US$1.00 = HK$7.7535

* Restated (重報)

五年集團財務概況

Five Year Group Financial Summary

百萬港元	HK$ million	2001	2002	2003	2004	**2005**
股東資金	Shareholders' Funds	6,032	6,338	6,687	7,395	**8,316**
總存款	Total Deposits	48,597	50,102	77,477	84,395	**91,201**
客戶貸款	Advances to Customers	35,515	34,417	46,612	49,189	**54,402**
總資產	Total Assets	55,062	57,120	88,737	95,448	**104,323**
營業收入	Operating Income	1,880	1,838	2,031	2,434	**2,621**
營業支出	Operating Expenses	589	596	712	1,033	**976**
股東應得之溢利	Profit Attributable to the Shareholders	779	669	864	1,167	**1,349**
股息	Dividends	358	534	426	576	**676**
港元	**HK$**					
每股基本盈利	Basic Earnings per Share	2.65	2.28	2.94	3.97	**4.59**
每股中期及末期股息	Interim and Final Dividends per Share	1.22	1.16	1.45	1.96	**2.30**
每股特別股息	Special Dividend per Share	–	0.66	–	–	**–**
百分率	**Percentage**					
貸存比率	Loan to Deposit Ratio	73.1	68.7	60.2	58.3	**59.7**
資本充足比率	Capital Adequacy Ratio	16.5	16.5	15.7	15.7	**14.9**
平均流動資金比率	Average Liquidity Ratio	45.3	42.4	49.0	49.1	**50.8**
成本與收入比率	Cost to Income Ratio	31.3	32.4	35.1	42.4	**37.2**
平均資產回報率	Return on Average Assets	1.42	1.19	1.27	1.29	**1.35**
平均股東資金回報率	Return on Average Shareholders' Funds	13.3	10.8	13.3	16.7	**17.1**

因二零零五年會計政策變更，二零零四年之數字經予重報。二零零一年至二零零三年之數字，因數額不多，故並無作出重報。

Figures for 2004 were restated due to changes in accounting policies in 2005. Figures for years 2001 to 2003 were not restated as the amounts were immaterial.

股東資金／資本充足比率
Shareholders' Funds/
Capital Adequacy Ratio



百萬港元
HK$ million
百分率
Percentage
10,000
8,000
6,000
4,000
2,000
25
20
15
10
5
01
02
03
04
05

股東資金 Shareholders' Funds
資本充足比率 Capital Adequacy Ratio

總資產／平均資產回報率
Total Assets/
Return on Average Assets



百萬港元
HK$ million
百分率
Percentage
120,000
100,000
80,000
60,000
40,000
20,000
2.4
2.0
1.6
1.2
0.8
0.4
01
02
03
04
05

總資產 Total Assets
平均資產回報率 Return on Average Assets

客戶貸款／總存款／貸存比率
Advances to Customers/
Total Deposits/
Loan to Deposit Ratio



百萬港元
HK$ million
百分率
Percentage
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
100
80
60
40
20
01
02
03
04
05

客戶貸款 Advances to Customers
總存款 Total Deposits
貸存比率 Loan to Deposit Ratio

營業支出／營業收入／
成本與收入比率
Operating Expenses/
Operating Income/
Cost to Income Ratio



百萬港元
HK$ million
百分率
Percentage
3,000
2,500
2,000
1,500
1,000
500
60
50
40
30
20
10
01
02
03
04
05

營業支出 Operating Expenses
營業收入 Operating Income
成本與收入比率 Cost to Income Ratio

董事會

董事長

馮鈺斌博士

董事

鄭漢鈞博士 GBS, JP*
劉漢銓太平紳士 GBS*
李國賢博士 JP*
董建成先生*
謝孝衍先生*
Alan R Griffith 先生#
Kenneth A Lopian 先生#
古岸濤先生#
王家華先生
馮鈺聲先生
何志偉先生

秘書

何志偉先生

行政委員會

馮鈺斌博士
王家華先生
馮鈺聲先生

審核委員會

李國賢博士 JP
鄭漢鈞博士 GBS, JP
古岸濤先生
謝孝衍先生

薪酬委員會

鄭漢鈞博士 GBS, JP
李國賢博士 JP

* *獨立非執行董事*
\# *非執行董事*

核數師

畢馬威會計師事務所
香港執業會計師

註冊辦事處

香港皇后大道中一六一號
電話：(852) 2852-5111
圖文傳真：(852) 2541-0036
直線電報：73268 WIHBA HX
環球財務電訊：WIHBHKHH
網址：www.whbhk.com

股份上市

香港聯合交易所

股份登記處

香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓一九零一至五室

美國預託證券託管銀行

The Bank of New York（紐約銀行）
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
電話：1-610-382-7836
傳真：1-212-571-3050

美國紐約銀行集團成員

高級行政人員

馮鈺斌博士
董事長兼行政總裁

王家華先生
董事兼副行政總裁

馮鈺聲先生
董事兼高級總經理

何志偉先生
董事兼秘書

馮建明先生
總經理



執行董事
由左至右： 王家華先生
馮鈺聲先生
馮鈺斌博士
何志偉先生

執行董事

馮鈺斌博士

董事長兼行政總裁

58歲。一九七三年獲加拿大多倫多大學工商管理碩士學位，二零零一年獲香港理工大學頒授榮譽工商管理博士學位。二零零五年獲多倫多大學頒授榮譽法律博士學位。一九七六年加入本銀行，並於一九八零年獲委任為董事。一九九二年獲委任為行政總裁，一九九六年四月獲委任為董事長兼行政總裁。現為本集團多間附屬公司董事長。美麗華酒店企業有限公司非執行董事，領匯管理有限公司獨立非執行董事。香港理工大學顧問委員會委員、多倫多大學（香港）基金有限公司主席及大學管理學系顧問委員會委員、香港科技大學校董會委員，旅遊業賠償基金管理委員會主席，香港銀行學會副會長，市區重建局規劃、拓展及文物保護委員會增選委員以及衛奕信勳爵文物信託受託人委員會委員。本銀行已故創辦人馮堯敬先生之長子。

王家華先生

副行政總裁

54歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。同時為本銀行主要股東美國紐約銀行之總經理，擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。接受存款公司諮詢委員會委員。

馮鈺聲先生

高級總經理

56歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，本銀行行政委員會、授信委員會及管理委員會成員，並為集團多間附屬公司董事。香港肝膽基金董事局成員。本銀行已故創辦人馮堯敬先生之次子。

何志偉先生

秘書及副總經理

69歲。一九六一年獲加拿大麥基爾大學工程學士學位，一九七二年加入本銀行，並於一九九五年十月獲委任為董事。本銀行管理委員會及授信委員會成員，亦為本集團多間附屬公司董事及秘書。馮鈺斌博士及馮鈺聲先生之姐夫。

非執行董事

鄭漢鈞博士 GBS, JP

78歲。天津大學工程學士，倫敦帝國學院榮譽院士，香港工程師學會榮譽資深會員、金獎章獲得者及前任會長，英國結構工程師學會資深會員及金獎章獲得者。曾任行政立法兩局議員，土地及建設諮詢委員會、交通諮詢委員會及香港房屋委員會主席，城市大學及公開大學校董會主席。現為天津發展控股有限公司、雅居樂地產控股有限公司、恒隆集團有限公司及恒隆地產有限公司獨立非執行董事。一九八七年加入本銀行董事會。

劉漢銓太平紳士 GBS

58歲。擁有倫敦大學法律學士學位，為香港特別行政區高等法院律師、中國司法部委托公證人及國際公證人。劉漢銓律師行高級合夥人。二零零一年獲香港特別行政區政府頒授金紫荊星章勳銜。亦為中國人民政治協商會議全國委員會常務委員、香港按揭證券有限公司董事。北京控股有限公司、旭日企業有限公司、越秀投資有限公司、越秀交通有限公司、勤+緣媒體服務有限公司及僑福建設企業機構之獨立非執行董事。一九九六年加入本銀行董事會。

李國寶博士 JP

78歲。新興集團主席。太平洋航運集團有限公司非執行董事。香港獅子會眼庫主席，香港盲人福利會主席，香港肝癌基金會長及香港大學校董。曾擔任國際獅子會三零三區總監及國際理事。二零零六年三月獲香港大學頒授社會科學榮譽博士學位。一九九一年加入本銀行董事會，現為本銀行審核委員會主席。

董建成先生

63歲。東方海外（國際）有限公司主席兼行政總裁。亦擔任多家上市公司的獨立非執行董事，包括浙江滬杭甬高速公路股份有限公司、中國石油天然氣股份有限公司、中銀香港（控股）有限公司、裕民航運股份有限公司及星島新聞集團有限公司，國泰航空有限公司之獨立非常務董事。董先生於一九六四年在英國利物浦大學取得理學學士學位，並於一九六六年在麻省理工學院取得機械工程碩士學位。二零零四年一月加入本銀行董事會。

謝孝衍先生

58歲。英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，香港會計師公會前會長。一九七六年加入畢馬威會計師事務所，一九八四年成為其合夥人，並於二零零三年三月退休。一九九七年至二零零零年任畢馬威中國業務非執行主席及畢馬威中國事務委員會委員。並為在香港聯交所主板上市之中國建設銀行股份有限公司、中國電信股份有限公司、中國海洋石油有限公司及林麥集團有限公司之獨立非執行董事，亦為武漢市人民政府國際諮詢顧問團主席。二零零四年十一月加入本銀行董事會。

Alan R Griffith 先生

64歲。獲 Lafayette College 文學士學位，一九七一年獲 Baruch College 工商管理碩士學位。美國紐約銀行副主席，並已於近期退任。一九九九年加入本銀行董事會，並將於二零零六年四月舉行之股東週年大會結束後退任。

Kenneth A Lopian 先生

49歲。一九七九年獲美國斯克蘭頓大學理學士學位，曾就讀於英國倫敦商學院。美國紐約銀行執行副總裁，其行政委員會成員，專責該行亞太區及拉丁美洲之業務，並負責統籌向客戶推薦投資產品。二零零二年三月加入本銀行董事會。

古岸濤先生

44歲。一九八二年獲英國 University of Exeter 文學士學位。一九八五年加入美國紐約銀行倫敦分行，曾在紐約接受信貸業務訓練及在香港、倫敦及東京擔任職務，現任美國紐約銀行香港分行總經理及北亞洲區業務主管。二零零三年十月加入本銀行董事會。



馮鈺斌博士
董事長兼行政總裁


純利／平均股東資金回報率
百萬港元
百分率
1,500
1,250
1,000
750
500
250
30
25
20
15
10
5
01
02
03
04
05
純利
平均股東資金回報率

本人很高興提呈本集團二零零五年度全年業績報告，並欣然宣佈本行於去年溢利創新高峰。集團於中國及澳門取得滿意資產增長，於消費信貸、投資物業按揭、貿易融資及機械貸款等方面均有良好成績。

優越表現乃受惠於香港經濟氣候好轉，本地生產總值繼二零零四年增長百分之八點六後，再錄得百分之七點三之穩健增長。中港貿易往來蓬勃，帶動貨品及服務出口增長；而本港旅遊業表現持續強勁，亦進一步推動經濟。消費開支隨著就業率上升而反彈。失業率下降至四年來最低之百分之五點二。家庭入息逐步改善，而通脹仍保持溫和，消費物價指數僅微升百分之一點一。

美國短期利率逐步上升，將聯邦基金利率於二零零六年一月推高至百分之四點五。香港金融管理局（「香港金管局」）去年五月修訂聯繫匯率體制後，本地銀行同業息率跟隨美國利率上升。然而，由於市場繼續憧憬人民幣匯率上升，故港元匯率一直在聯繫匯率之高位徘徊。

在本地經濟及物業市場市況穩定之下，資產質素持續改善。本年度上半年房地產價格上升，促使負資產之住宅樓宇按揭貸款數目已由二零零三年高峰回跌九成至一萬一千個單位。

股東應得溢利創新高，達港幣十三億四千八百七十萬元，較去年度港幣十一億六千六百七十萬元增長百分之十五點六。每股盈利上升百分之十五點六至港幣四元五角九仙。董事會建議派發末期股息每股港幣一元六角。連同於二零零五年九月十二日已派發之中期股息港幣七角，全年股息總額為每股港幣二元三角，較二零零四年增加百分之十七點三。

本集團平均資產回報率及平均股東資金回報率分別達百分之一點三五及百分之十七點一。資本充足比率及平均流動資金比率分別維持於百分之十四點九及百分之五十點八之水平，而貸存比率因貸款額增加而輕微增長至百分之五十九點七。

經過精心策劃執行，本行順利完成與浙一之合併，並成為更具實力及規模的銀行，分行網絡亦大為擴闊，於二零零五年取得重大收益及成本協同效益。本集團現於香港及澳門分別設有三十七間及十一間分行，深圳及上海各有一間分行。於二零零五年十二月底，本集團共聘用二千三百零一名員工。

展望將來，儘管有利率及能源價格方面之不明朗因素，全球經濟將於二零零六年持續擴張。歐美貿易保護主義以至人民幣匯率重估壓力或會為中港經濟增長前景增添不明朗因素，惟已有跡象顯示美國利率週期已近見頂，而本地信貸增長亦極可能隨經濟活動暢旺而上升。

成功與浙一合併後，集團擁有更大業務平台及客戶基礎以推動業務增長。集團將於澳門及中國等高增長地區繼續擴展業務。在落實上述增長策略之餘，集團當不忘成功之本在乎審慎放貸。


每股股息 / 每股基本盈利
港元
5
4
3
2
1
01
02
03
04
05
每股股息
每股基本盈利

本集團將繼續透過精簡工序控制成本，同時擴闊收取服務費業務之收入，並藉著向擴大後之客戶基礎銷售產品，擴充消費信貸業務。本集團亦將透過提供創新產品及超卓服務，專注改進集團本身品牌。

本人藉此機會向各努力不懈，力創佳績之同事表達謝意，對董事會成員之鼎力支持及指引，及各股東對集團之持續信賴與支持，深感謝意。

董事長兼行政總裁
馮鈺斌　謹啟

香港　二零零六年三月十六日

財務回顧

截至二零零五年十二月三十一日止年度，永亨銀行集團之股東應得溢利創新高，達港幣十三億四千八百七十萬元，較二零零四年度港幣十一億六千六百七十萬元增長百分之十五點六。每股盈利港幣四元五角九仙，上升百分之十五點六。董事會建議派發末期股息每股港幣一元六角。連同於二零零五年九月十二日已派發之中期股息港幣七角，全年股息總額為每股港幣二元三角，較二零零四年增加百分之十七點三。

由於總營業收入增加及營業支出減少，扣除減值準備前之營業溢利增加百分之十七點四至港幣十六億四千五百萬元。由於淨利息收入及非利息收入增加，本集團總營業收入增加百分之七點七至港幣二十六億二千零八十萬元。

總淨利息收入上升百分之三點九至港幣十八億六千五百萬元，因貸款額增加已抵銷了淨息差收窄之影響。由於按揭利率調整及利率高企導致融資成本上漲，淨息差下跌十一基點至百分之一點八八。

非利息收入增加百分之十八點一至港幣七億五千五百八十萬元，受惠於貸款佣金、財資買賣溢利及財富管理佣金收入之增長。

總營業支出減少百分之五點五至港幣九億七千五百八十萬元，因折舊支出減少及無須為商譽攤銷。由於收購浙江第一銀行（「浙一」）所產生之成本協同效益，本集團之成本與收入比率由百分之四十二點四改善至百分之三十七點二。

由於樓價回穩、個人破產個案減少及整體經濟改善，貸款減值損失及貸款減值準備減少百分之零點七至港幣五千四百一十萬元。信用卡撇賬率由去年百分之二點四六下降至百分之一點五。回顧全年度，減值貸款減少至港幣五億六千萬元，佔總貸款百分之一點零三。

客戶總貸款額增加百分之十點六至港幣五百四十四億元，由於投資物業按揭、消費信貸、機械貸款及貿易融資之需求增加，以及集團於中國與澳門之信貸業務需求增長。

總存款增加百分之八點一至港幣九百一十二億元，客戶存款增加百分之九至港幣八百五十七億元，主要原因是定期賬戶數額有所增長。因本集團於收購浙一後知名度提高，分行網絡擴闊，加上成功推廣以高收入客戶為目標之永亨尊貴理財概念，皆有助推高存款增長。

存款組合


50%
外幣存款
50%
港元存款


77%
定期存款
短期存款
儲蓄存款
13%


永亨銀行

金鐘統一中心分行開幕



美孚分行開幕由馮鈺斌董事長主禮

業務回顧

零售銀行業務

零售銀行業務於二零零五年之除稅前溢利增加百分之十六點一，增幅主要由於減值準備減少、貸款佣金及財富管理業務強勁增長所致。

本地樓價於二零零五第一季顯著上升，並於下半年整固。住宅樓宇按揭佔總貸款組合為百分之二十五點六，保持不變。展望未來，預料住宅樓宇按揭業務將重現競爭，對新造按揭借貸再造成息差壓力。

本行於重組分行方面取得進一步進展。二零零五年先後有四間分行合併，並未對客戶構成任何不便。集團已於黃金地段開設三間新分行，並計劃於二零零六年三月開設另一間分行。集團將繼續物色策略地點開設新分行以擴充分行網絡，及為現有分行尋找更大行址以配合業務增長需要。於二零零六年一月底，本行於香港分行總數維持在三十七間。

本集團之宣傳活動證實有助擴闊客戶基礎，而銀行開放日及幸運抽獎等活動均受歡迎。為配合提高客戶之忠誠度，集團已採取積極步驟，不斷提高服務質素。去年外聘顧問進行之調查顯示，客戶對本行之滿意度及忠誠度俱高，而為高收入目標客戶而設之尊貴理財概念反應亦相當理想。集團之客戶服務主任竭力協助客戶，體貼客戶需要。結果能夠推介最優質之產品，迎合客戶之投資及理財需要。

消費信貸

永亨信用財務在消費信貸業務為知名的財務公司，繼續透過十五間分行及業務中心提供全面貸款服務。該公司善用經擴充之分行網絡，二零零五年之貸款組合增長超過百分之二十。集團計劃於二零零六年開設兩至三間分行以增加銷售點數目，並通過永亨銀行及永亨信用財務之網絡推廣個人貸款產品。

汽車及機械租賃

永亨財務有限公司為汽車及機械租賃業翹楚，為香港及國內中小型企業（「中小企」）提供信貸服務。二零零五年，該公司克服本地汽車貸款業務爭相減價之困局，貸款資產增長良好。鑒於中國內地機械及汽車貸款增長潛力巨大，該公司已擴充營銷隊伍，以爭取於珠三角設有業務之客戶。

財富管理、保險及股票買賣

儘管利率高企，財富管理業務仍然繼續增長，部分原因是因為集團持續增加銷售點數目，提供更多投資產品所致。現有三間財富管理中心分據中環及沙田。為迎合客戶與日俱增之財富管理服務需求，本行先後推出多項高回報的存款及投資產品。集團現在更提供一系列互惠基金、可提早贖回零售存款證及股票掛鈎票據及其他投資工具產品。

永亨保險

由於競爭激烈，一般保險業務去年頗為艱鉅。幸好，永亨保險代理及顧問仍取得滿意業績，而永亨蘇黎世保險有限公司之理想業績亦反映了銀保概念之成功。集團與中國業務夥伴維持緊密關係，並藉此使內地業務迅速增長百分之四十。集團預期二零零六年將會繼續成功。集團於香港人壽保險及銀聯信託之投資已開始作出正面貢獻，而持續推廣人壽及強積金產品將為集團二零零六年主要任務之一。

貸款組合



3%
6%
9%
26%
7%
1%
19%

- 非本地貸款
- 企業放款
- 商業
- 物業發展及投資
- 股票有關之貸款
- 個人放款
- 住宅樓宇按揭
- 居者有其屋及私人參與建屋計劃
- 貿易融資



上海分行開幕由主禮嘉賓祝酒

永亨證券

本行證券業務永亨證券之股票服務費收入微跌，部分原因由於價格競爭加劇。為提高營運效率，集團將繼續鼓勵散戶投資者通過互聯網交易平台進行買賣。

企業銀行業務

企業銀行業務之扣除減值準備前營業溢利增加百分之四點四。企業融資處與集團內地分行攜手合作，為貿易及製造業之中小企及大企業提供信貸服務。二零零五年貿易融資增長百分之十八點七，由於積極鼓勵客戶利用信貸融通及監控不同行業界別之發展。

財資業務

本行財資業務之收益佔本集團扣除減值準備前營業溢利百分之十三點七，部分原因由於將過剩資金投放於高投資等級債券及債務證券，提升資金回報率。

中國業務

本集團在中國為遷入內地之香港廠商提供信貸融資，亦為跨境經營之香港發展商提供項目融資。集團之住宅樓宇按揭融資組合於二零零五年增長百分之七十一點九。然而，外幣按揭業務則因港元及美元按揭貸款利率上升與人民幣貸款利率差距減少而面對熾熱競爭。

本集團將繼續擴展中國業務之策略，藉以分享其高增長經濟帶來之商機。二零零五年，集團之上海分行及北京代表辦事處先後開業，深圳福民區支行（首間支行）亦已於近期開業。為進一步擴展國內網絡，集團將於二零零六年第三季將廣州代表辦事處升格為分行。集團亦將投放更多資源開拓網絡及開發零售銀行產品，為中國銀行業務於二零零六年底全面開放作好準備。

澳門永亨

澳門永亨銀行在溫和經濟增長下繼續表現卓越。二零零五年澳門首三季本地生產總值相對去年同期之實質增長為百分之六點二。二零零四年則為空前之百分之二十八經濟增長率。二零零五年，澳門永亨銀行溢利增長百分之四十八點八至澳門幣二億一千七百萬元。此強勁表現主要為本身業務之自然增長，亦因為公司稅率由百分之十五點七五下調至百分之十二。淨利息收入增加百分之二十一點九，而非利息收入則增加百分之二十四點五。客戶貸款及客戶存款較二零零四年底分別增加百分之二十一點九及百分之二十七點六。

董事會謹將截至二零零五年十二月三十一日止之年度營業報告及已審核之賬目送呈各股東省覽。

主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

本銀行及其附屬公司之主要業務及地區劃分之業務分析載於賬項附註38。

業績

截至二零零五年十二月三十一日止年度之集團盈利載於本年報第五十一頁內，有關已派發或建議派發之股息載於賬目附註9。

主要客戶

董事會認為本集團五位最大客戶佔本集團總收入少於百分之三十。

固定資產

本集團及本銀行於本年度內之固定資產變動狀況載於賬項附註25。

股本及儲備

本集團及本銀行於本年度內之股本及儲備變動狀況載於賬項附註34及35。

慈善捐款

本年度內本集團對各項慈善機構之捐款約為港幣一百五十萬零五千元。

董事

於本年報通過日董事會各同寅之芳名請參閱本年報第六頁。

董事劉漢銓先生、 Alan R Griffith先生、王家華先生及馮鈺聲先生依照註冊章程均應告退。 Alan R Griffith先生於美國紐約銀行退休後，提呈於二零零六年四月二十七日股東周年大會舉行後告退，故不會再選復任。其他退任董事均可再選復任。

董事會對Alan R Griffith先生任內之貢獻表示深切謝意。

獨立非執行董事袍金

本銀行每位獨立非執行董事於截至二零零五年十二月三十一日止之年度內，各收取董事袍金港幣十萬元正，而審核委員會成員各收取酬金港幣五萬元正。

主要股東權益

本銀行根據證券及期貨條例第336條而設之主要股東權益及淡倉登記冊，除披露於董事及行政總裁權益項下，各主要股東於二零零五年十二月三十一日持有本銀行股份及相關股份之權益如下：

姓名		所持股數
Aberdeen Asset Management Asia Limited	(1)	22,815,000
Aberdeen Asset Management Plc and its associates	(1)	23,536,000
BNY International Financing Corporation	(2)	59,350,000
美國紐約銀行	(2)	59,350,000
美國紐約銀行集團	(2)	59,350,000
Federal Trust Company Limited	(3 & 5)	34,737,600
Tessel Inc.	(3 & 5)	10,639,200
永亨銀行（代理人）有限公司	(3 & 5)	23,378,400
YKF Holding Corporation	(3 & 5)	24,098,400
保定有限公司	(4 & 5)	24,156,000
GZ Trust Corporation	(4 & 5)	24,156,000

(1) Aberdeen Asset Management Asia Limited 為 Aberdeen Asset Management Plc. 的全資附屬公司。

(2) BNY International Financing Corporation 為美國紐約銀行的全資附屬公司。美國紐約銀行為美國紐約銀行集團的全資附屬公司。

(3) Federal Trust Company Limited 是 Tessel Inc. 及 YKF Holding Corporation 的受託人。永亨銀行（代理人）有限公司是 YKF Holding Corporation 若干股份之登記持有人。

(4) 保定有限公司為 GZ Trust Corporation 全資擁有的公司。

(5) 全部股份由公司持有，馮鈺斌先生、馮鈺聲先生、何志偉夫人及其他人士為合資格之受益人。

根據一項於一九九六年八月二十二日訂立之股東協議，BNY International Financing Corporation、馮鈺斌先生、馮鈺聲先生、保定有限公司、YKF Holding Corporation及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據證券及期貨條例第XV部分，以上各股東各自被視為於110,257,688股本銀行股份中擁有權益。

上述全部權益均為長盤。根據本銀行依照證券及期貨條例第336條而設之主要股東權益及淡倉登記冊，於二零零五年十二月三十一日，並無淡倉紀錄。

董事及行政總裁權益

本銀行根據證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，各董事及行政總裁於二零零五年十二月三十一日持有本銀行及各相聯法團之股份、股本衍生工具及債券之權益（依照證券及期貨條例第XV部份之釋義）如下：

			所持股數			
姓名	個人	家庭	認股權	獎賞	其他	合計
馮鈺斌	2,982,000	–	230,000	200,000	– (1, 2 & 4)	3,412,000
王家華	–	–	180,000	125,000	– (1 & 2)	305,000
馮鈺聲	3,000,000	60,000	180,000	100,000	– (1, 2 & 4)	3,340,000
何志偉	164,000	100,000	140,000	10,000	– (1 & 2)	414,000
李國賢	–	–	–	–	1,451,500 (3)	1,451,500
劉漢銓	71,500	–	–	–	–	71,500

附註：

(1) 董事會議決根據一九九三年六月九日及二零零三年四月二十四日通過之認股權計劃，授予董事及行政人員認股權，下列董事經接納下列認股權：

姓名	授予認股權之股份數目	授予日期	行使期間 由	行使期間 至	認購價 港元
馮鈺斌	50,000	10/03/2001	10/03/2002	10/03/2011	23.60
	40,000	15/03/2002	15/03/2003	15/03/2012	26.30
	40,000	14/03/2003	14/03/2004	14/03/2013	26.50
	50,000	21/05/2004	21/05/2005	21/05/2014	43.80
	50,000	14/01/2005	14/01/2006	14/01/2015	51.25
王家華	40,000	10/03/2001	10/03/2002	10/03/2011	23.60
	30,000	15/03/2002	15/03/2003	15/03/2012	26.30
	30,000	14/03/2003	14/03/2004	14/03/2013	26.50
	40,000	21/05/2004	21/05/2005	21/05/2014	43.80
	40,000	14/01/2005	14/01/2006	14/01/2015	51.25
馮鈺聲	40,000	10/03/2001	10/03/2002	10/03/2011	23.60
	30,000	15/03/2002	15/03/2003	15/03/2012	26.30
	30,000	14/03/2003	14/03/2004	14/03/2013	26.50
	40,000	21/05/2004	21/05/2005	21/05/2014	43.80
	40,000	14/01/2005	14/01/2006	14/01/2015	51.25
何志偉	30,000	15/03/2002	15/03/2003	15/03/2012	26.30
	30,000	14/03/2003	14/03/2004	14/03/2013	26.50
	40,000	21/05/2004	21/05/2005	21/05/2014	43.80
	40,000	14/01/2005	14/01/2006	14/01/2015	51.25

(2) 董事會議決根據二零零四年四月二十二日通過之僱員獎勵計劃，授予董事及行政人員獎賞，下列董事經接納下列獎賞：

姓名	授予獎賞之股份數目	授予日期	有效期間 由	至	獎賞購入價 港元
馮鈺斌	200,000	21/05/2004	21/05/2010	21/05/2014	1.00
王家華	125,000	21/05/2004	21/05/2010	21/05/2014	1.00
馮鈺聲	100,000	21/05/2004	21/05/2010	21/05/2014	1.00
何志偉	10,000	21/05/2004	21/05/2010	21/05/2014	1.00

(3) 股份由家族信託基金持有，而合資格之受益人為李國賢夫人。

(4) 馮鈺斌先生及馮鈺聲先生所持有之全部股份、認股權及獎賞已包括於上述主要股東權益所述股東協議之110,257,688股內。

除上文所述外，於二零零五年十二月三十一日，根據證券及期貨條例第XV部分，各董事、行政總裁及其有關人仕概無於本銀行及其相聯法團之股本中佔有其他實質權益。

上述全部權益均為長盤。根據本銀行依照證券及期貨條例第352條而設之董事及行政總裁權益及淡倉登記冊，於二零零五年十二月三十一日，並無淡倉紀錄。

認股權計劃

根據已批准之認股權計劃，董事會獲授權可決定給予行政人員認股權以購入本銀行股份，作為對僱員的獎勵。根據認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。二零零一年九月一日之前，認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的百分之八十。二零零一年九月一日之後，認購價須至少為下列兩者中的較高者：

(i) 股份於授予日在聯交所之收市價，該日必須為營業日，及

(ii) 股份於授予日前五個營業日在聯交所的平均收市價。

認股權於行使前必須持有最少一年，並可於授予日的第一週年至第十週年期間行使，接受認股權須付港幣一元，該認股權計劃已於二零零三年四月二十四日終止，並由一新認股權計劃取代。此新認股權計劃為期十年，其修改並符合上市條例第十七條。

根據新的認股權計劃可予發行的股份數目最多不得超過本銀行於批准通過該計劃時已發行股本百分之五。於二零零五年十二月三十一日，根據新的認股權計劃可予發行之普通股為13,793,000股或佔本銀行已發行股本百分之四點七。

於二零零五年十二月三十一日，本銀行之董事及僱員持有本銀行股份認股權之權益如下（二零零五年十二月三十一日每股市值為港幣55.80元）。

	股份數目 **31/12/2005**	股份數目 31/12/2004	授予日期	已行使之股份數目	已失效之股份數目	認購價	認股權授予日之每股市值	股份於行使前一日之每股加權平均收市價
						港元	港元	港元
董事								
馮鈺斌	**50,000**	50,000	10/03/2001	–	–	23.60	29.00	–
	40,000	40,000	15/03/2002	–	–	26.30	26.30	–
	40,000	40,000	14/03/2003	–	–	26.50	26.50	–
	50,000	50,000	21/05/2004	–	–	43.80	43.80	–
	50,000	–	14/01/2005	–	–	51.25	50.75	–
王家華	**40,000**	40,000	10/03/2001	–	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	40,000	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	–	14/01/2005	–	–	51.25	50.75	–
馮鈺聲	**40,000**	40,000	10/03/2001	–	–	23.60	29.00	–
	30,000	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	40,000	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	–	14/01/2005	–	–	51.25	50.75	–
何志偉	**–**	40,000	10/03/2001	40,000	–	23.60	29.00	48.20
	30,000	30,000	15/03/2002	–	–	26.30	26.30	–
	30,000	30,000	14/03/2003	–	–	26.50	26.50	–
	40,000	40,000	21/05/2004	–	–	43.80	43.80	–
	40,000	–	14/01/2005	–	–	51.25	50.75	–
其他僱員	**60,000**	60,000	10/03/2001	–	–	23.60	29.00	–
	40,000	40,000	15/03/2002	–	–	26.30	26.30	–
	80,000	80,000	14/01/2003	–	–	25.80	25.70	–
	220,000	325,000	21/05/2004	70,000	35,000	43.80	43.80	55.55
	50,000	–	14/01/2005	–	–	51.25	50.75	–
	105,000	–	28/01/2005	–	25,000	50.25	49.80	–
	1,285,000	1,105,000		110,000	60,000			

每項認購權於授予日之公平價值所採用之二項式價格模式估計載於賬項附註42。

僱員獎勵計劃

根據已批准之僱員獎勵計劃，董事會獲授權可決定給予行政人員獎賞以購入本銀行股份，作為挽留彼等繼續為本銀行效力之獎勵。根據僱員獎勵計劃於二零零四年四月二十二日獲通過後五年內，可予發行的股份獎賞數目最多不得超過本銀行不時已發行股本百分之一。獎賞於授出日期起計第六週年至第十週年，按以下之百分比生效。

日期	獎賞生效之百分比
授出日期起計六週年	5%
授出日期起計七週年	10%
授出日期起計八週年	15%
授出日期起計九週年	20%
授出日期起計十週年	50%

於二零零五年十二月三十一日，本銀行董事及僱員持有本銀行獎賞可購入本銀行之股份如下。

	獎賞數目 31/12/2005	獎賞數目 31/12/2004	授予日期	獎賞授予日之公平價值
				港元
董事				
馮鈺斌	**200,000**	200,000	21/05/2004	42.80
王家華	**125,000**	125,000	21/05/2004	42.80
馮鈺聲	**100,000**	100,000	21/05/2004	42.80
何志偉	**10,000**	10,000	21/05/2004	42.80
其他僱員	**60,000**	60,000	21/05/2004	42.80
	495,000	495,000		

本銀行董事及僱員於二零零六年一月二十三日獲授予獎賞可購入本銀行之股份如下，獎賞之公平價值於授予日為港幣56.20元。

	獎賞數目
董事	
馮鈺斌	**450,000**
王家華	**270,000**
馮鈺聲	**225,000**
其他僱員	**615,000**
	1,560,000

本集團根據此項獎勵計劃以無代價授予若干僱員獎賞，以購入本銀行股份。股份將根據獎賞按每股面值港幣一元購入。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於損益賬扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於損益賬扣除。

董事合約權益

本年度末或本年度內本銀行或其附屬公司並無訂立使其董事享有權益之重要合約。

除上述之認股權計劃及僱員獎勵計劃外，本年內本銀行或其附屬公司從未簽訂任何合約致使本銀行各董事因取得本銀行或其他法人團體之股份或債券而獲益。

各董事並未與本銀行簽訂任何服務合約。

購買、出售或贖回上市證券

截至二零零五年十二月三十一日止年度內，本銀行或其任何附屬公司並無購買、出售或贖回本銀行之上市證券。

企業管治常規守則

除某些偏離行為外，本年內本銀行已遵守及接納載於聯交所證券上市規則（「上市規則」）附錄十四「企業管治常規守則」中之全部守則條文。有關本銀行企業管治之詳情載於第二十一頁至第二十五頁之企業管治報告書內。

符合「本地註冊認可機構披露財務資料」之要求

本年度之賬目已經完全遵照香港金融管理局發出之監管政策手冊「本地註冊認可機構披露財務資料」所載的要求而編製。

公眾持股量

於本報告日期，就本銀行所得公開資料顯示及其董事所知，本銀行已維持上市規則所訂之公眾持股量。

核數師

賬目經由畢馬威會計師事務所審核。

在即將舉行的股東週年大會上，將提請復聘畢馬威會計師事務所為本銀行核數師。

承董事會命

董事長兼行政總裁
馮鈺斌 謹啟

香港 二零零六年三月十六日

企業管治常規

本銀行於二零零五年度內，已遵守及接納載於香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四「企業管治常規守則」中之守則條文，除下列偏離項目：守則條文A.2.1（有關區別董事長及行政總裁之角色）及守則條文A.4.1（非執行董事之委任應有指定任期）。

董事進行之證券交易

本銀行已採納上市規則附錄十「上市發行人董事進行證券交易的標準守則」（「標準守則」）所載有關董事買賣本銀行股份之守則以供彼等遵守。

董事確認彼等於二零零五年度在各方面均已遵守標準守則之規定。

董事會

董事會包括十二名董事。董事履歷、各董事間的關係及與本集團借貸詳情，於本年報相應章節內披露。

董事會定期舉行會議，通常每年舉行五次會議。二零零五年曾舉行五次會議，董事之出席紀錄如下：

執行董事
馮鈺斌博士（董事長）、王家華先生及馮鈺聲先生出席全部會議。何志偉先生出席四次會議。

獨立非執行董事
李國賢博士、鄭漢鈞博士、劉漢銓先生及董建成先生出席四次會議，謝孝衍先生出席全部會議。

本銀行已收到各獨立非執行董事根據上市規則第3.13條之規定就其獨立性每年作出之確認，並且認為該等董事確屬獨立人士。

非執行董事
Alan R Griffith 先生出席一次會議。Kenneth A Lopian 先生出席三次會議。古岸濤先生出席全部會議。

全體董事均已於年初獲發董事會定期會議之時間表。至於在原定時間以外舉行之其他董事會會議，則會發出所須通告。

全體董事皆有機會提出商討事項，以列入董事會定期會議之議程。董事會定期會議之議程及隨附董事會文件全部及時送交全體董事，並至少於會前三天送出。

全體董事均有權查閱董事會文件及相關資料。此等文件及相關資料應足以使各董事能就提呈商議事項作出知情決定。若有董事提出問題，本銀行必會盡快作出詳盡之回應。

董事長有責任確保董事及時收到充分及可靠之資料，並確保各董事對董事會商討之議程獲得詳盡解釋。

任何被認為會引致與主要股東或董事產生利益衝突之事項，均須於董事會會議上處理，會上須要有在該事項並無利益之獨立非執行董事出席。

公司秘書備存董事會之會議紀錄，任何董事可於合理通知後，查閱有關會議紀錄。

董事會及董事會委員會之會議紀錄，均詳列會議上董事會所考慮事項及達致之決定，其中包括董事提出之任何疑慮或表達之反對意見。董事會會議結束後，會議紀錄之初稿及最後定稿於合理時段內送交全體董事，初稿供董事表達意見，最後定稿則作其紀錄之用。

所有董事均可獲得公司秘書之意見和服務，以確保董事會程序及所有適用規則及法規均獲得遵守。

本銀行每名新任董事均會獲得全面簡介，以確保對本銀行之運作及業務均有適當之理解，並完全知道本身在法規、普通法、聯交所上市規則、適用之法律規定及其他監管規定下之職責。

董事會已議定程序，讓董事可在適當情況下諮詢獨立專業意見，費用由本銀行支付。另外，董事亦可獲提供獨立專業意見，以協助有關董事履行其對本銀行之責任。

高級管理層不時與董事會成員進行正式及非正式接觸，向董事會提供充分解釋及足夠資料，讓董事會成員於會議前對本銀行之財務狀況及其他資料作出知情審批。

董事會已成立多個委員會，包括行政委員會、審核委員會、董事提名委員會及薪酬委員會。行政委員會亦已成立其他委員會，如管理委員會、授信委員會及資產負債管理委員會，以監察本銀行之日常業務運作。所有委員會均具有清晰之職權範圍，確保委員會適切地履行其職能。各委員會之職權範圍均規定該等委員會要向董事會匯報其決定及建議。

本銀行經董事會制定授予及轉授予管理層之職能，並定期進行檢討，以確保該等安排符合本銀行之需要。

行政委員會

行政委員會定期舉行會議，檢討本集團之管理及業務表現。該委員會包括行政總裁及兩名執行董事。

根據董事會決議，行政委員會獲授權執行及管理本集團正常銀行及相關業務活動時所需之權力及職權，具體而言包括（惟不限於）：

- 經營正常銀行及相關業務
- 審閱人力資源事務，包括審批薪金、薪酬、擢升副總經理或以下級別職位
- 審閱及審批重大資本開支、董事會會議議程及開展新業務等行政事務
- 審閱及審批重大投資於附屬公司及合營企業、全年預算案、發行債務證券等財政事務
- 審閱上述活動相關之法律事務，就與本集團有關之訴訟及聆訊委聘律師
- 其他需要董事會審批之建議

授信委員會

授信委員會主要職責是協助董事會制定集團之風險策略以管理信貸風險。委員會亦負責制定及維持集團之信貸風險管理架構，並參與大額貸款申請之審批。委員會成員包括行政總裁、三名執行董事、信貸管理處主管及風險管理處主管。

管理委員會

管理委員會定期舉行會議，檢討及審批本銀行之財務與業務計劃及主要業務與營運之動向。委員會成員包括行政總裁、三名執行董事、財務總監、零售銀行處主管、資訊科技處主管及營運管理處主管。

資產負債管理委員會

資產負債管理委員會負責制定及維持有關資產負債表之結構，市場風險、交易、融資及流動資金管理，各項橫跨集團銀行業務之整體風險管理架構。委員會並向董事會提交有關之政策及指引。委員會成員包括行政總裁、三名執行董事、財務總監、司庫、零售銀行處主管及風險管理處主管。

審核委員會

本銀行之審核委員會於一九九二年成立，成員包括四名非執行董事，李國賢博士（主席）、鄭漢鈞博士、古岸濤先生及謝孝衍先生。

審核委員會定期與執行董事、財務總監、內部核數員及本銀行之核數師舉行會議，以檢討財務表現，並考慮有關稽核之性質及範圍，以及內部監控、風險管理系統及條例執行制度之效率。委員會亦會討論由本銀行內部核數員、本銀行之核數師與及監管機構所提出之各種事項，並確保推行所有審核建議。

審核委員會於二零零五年曾舉行三次會議，古岸瀚先生及謝孝衍先生出席全部會議，鄭漢鈞博士出席兩次，而李國賢博士則出席一次。審核委員會並無成員為本銀行核數師之退任合夥人，於其獲委任時，退休不超過一年而尚可享有其財務利益。

於二零零五年，委員會已審閱永亨銀行集團截至二零零四年十二月三十一日止年度之財務業績及截至二零零五年六月三十日止六個月之中期業績，再呈交董事會審批。委員會亦已檢討於二零零五年一月一日起生效之新香港財務報告準則及香港會計準則所引致之影響。

委員會與本銀行之核數師舉行會議，就截至二零零四年十二月三十一日止年度之稽核及截至二零零五年六月三十日止六個月之中期報告之結果進行磋商。委員會審批核數師之酬金，並評核其獨立性。

在內部監控及風險管理方面，委員會審閱、討論並審批年度內部稽核計劃，該計劃以對本集團商業活動之全面風險評估為基礎。委員會亦檢討本銀行之核數師之稽核範圍。委員會在每次會議上就本集團內部監控及風險管理系統收取內部核數員及風險管理處主管之報告。委員會亦會討論及審閱監管機構及本銀行之核數師所提出之建議，以制定補救措施。委員會於二零零五年底與監管機構舉行了一次會議，就內部監控系統及內部稽核職能交換意見。

由二零零六年起，委員會將會議數目由每年三次增至每年四次，以期令獨立檢討及監察更見成效。

於二零零五年，董事會及審核委員會在甄選、委聘、辭退或解僱本銀行之核數師之事宜上並無分歧。

審核委員會獲提供足夠資源，以履行其職責。

審核委員會之完整會議紀錄由該委員會秘書保存。審核委員會會議紀錄之初稿及最後定稿於合理時段內送交委員會全體成員。初稿供成員表達意見，最後定稿作其紀錄之用。

審核委員會之職權範圍包括守則條文 C.3.3 之規定，已於二零零五年八月十一日修訂及由董事會批准。審核委員會之職權範圍全文已於本銀行之網站 www.whbhk.com 內刊登。

董事提名委員會

董事提名委員會於二零零二年十二月成立，成員包括三名獨立非執行董事，李國賢博士（主席）、鄭漢鈞博士及劉漢銓先生。董事提名委員會負責審閱及向董事會提出建議委任本銀行所有新任董事、行政總裁、副行政總裁及總經理之位。於二零零五年，李國賢博士及鄭漢鈞博士曾出席一次會議，審閱一份由高級行政人員提名委員會提交之提名報告，建議委任本銀行一名新任總經理。

薪酬委員會

薪酬委員會於一九九五年成立，具有清晰之職權範圍。薪酬委員會成員包括兩名獨立非執行董事，鄭漢鈞博士（主席）及李國賢博士。薪酬委員會每年舉行一次會議，就本銀行董事及高級管理層之一切薪酬政策及架構提出建議。兩位成員均出席薪酬委員會於二零零五年舉行之會議。

本銀行之酬金政策旨在確保酬金水平足夠及具市場競爭力。委員會參照董事會不時議決之企業宗旨及目標，檢討及審批本銀行之董事及高級管理層按表現釐定之薪酬。在參考業務表現之同時，亦會考慮可作比較之銀行所支付之酬金（包括長期獎勵計劃）等因素。

薪酬委員會須就其他執行董事及高級管理層之酬金建議向董事長及行政總裁諮詢，並於有需要時徵求專業意見。委員會獲提供足夠資源，以履行其職責。

薪酬委員會之職權範圍包括守則條文B.1.3之具體職責所列的最低規定，已於二零零五年八月十一日修訂及由董事會批准。薪酬委員會之職權範圍全文已於本銀行之網站 www.whbhk.com 內刊登。

董事長及行政總裁

馮鈺斌博士為本銀行之董事長兼行政總裁。董事會認為此架構不會使權力過份集中在一人身上，不只因為董事會內有多位獨立非執行董事，而且代表主要股東美國紐約銀行之執行董事，兼任副行政總裁，並積極參與本銀行之管理及營運。董事會與管理層之間之權力和職權得以平衡，因為並沒有個別人士有絕對之決定權；董事長及行政總裁由一人兼任，有助於建立強勢及一致之領導權，使本銀行能夠迅速及有效地作出及實施各項決定。

非執行董事

非執行董事之職能包括但不限於守則條文A.5.2之規定。非執行董事之任期與其他董事一樣，沒有指定的任期，並根據本銀行之組織章程大綱及細則規定輪流退任，但可再選復任。在每一屆股東週年大會上，當時的三分之一董事（若董事數目並非三之倍數，則取其接近者，但不能超過三分之一）應退任。

根據本銀行之組織章程大綱及細則，董事會所委任之新任董事須於彼等獲委任後首屆股東大會上再選復任。

核數師酬金

就本銀行之核數師所提供之審計及非審計服務之酬金分析已載於本年報之賬項附註內。

董事對賬項之責任

在編製本集團之賬項時，董事已確認彼等之責任，並確保該等賬項已符合法定要求及適用於會計準則之規定。本銀行之核數師就賬項之責任聲明已載於核數師報告書內。


WHB

服務多元化，
全面照顧客户的需要





Board of Directors

Chairman

Dr Patrick Y B Fung

Directors

Dr Cheng Hon Kwan, GBS, JP*
Mr Ambrose H C Lau, GBS, JP*
Dr Simon K Y Lee, JP*
Mr Tung Chee Chen*
Mr Aloysius H Y Tse*
Mr Alan R Griffith#
Mr Kenneth A Lopian#
Mr Andrew M Gordon#
Mr Frank J Wang
Mr Michael Y S Fung
Mr Louis C W Ho

Secretary

Mr Louis C W Ho

Executive Committee

Dr Patrick Y B Fung
Mr Frank J Wang
Mr Michael Y S Fung

Audit Committee

Dr Simon K Y Lee, JP
Dr Cheng Hon Kwan, GBS, JP
Mr Andrew M Gordon
Mr Aloysius H Y Tse

Remuneration Committee

Dr Cheng Hon Kwan, GBS, JP
Dr Simon K Y Lee, JP

* *Independent Non-executive Directors*
\# *Non-executive Directors*

Auditors

KPMG
Certified Public Accountants

Registered Office

161 Queen's Road Central
Hong Kong
Telephone: (852) 2852-5111
Fax: (852) 2541-0036
Telex: 73268 WIHBA HX
SWIFT: WIHBHKHH
Website: www.whbhk.com

Share Listing

The Stock Exchange of
Hong Kong Limited

Share Registrars

Computershare Hong Kong
Investor Services Limited
Rooms 1901-5, 19/F
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

ADR Depositary Bank

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone: 1-610-382-7836
Fax: 1-212-571-3050

Affiliated with The Bank of New York Group

Senior Management

Dr Patrick Y B Fung
Chairman and Chief Executive

Mr Frank J Wang
Director and Deputy Chief Executive

Mr Michael Y S Fung
Director and Senior General Manager

Mr Louis C W Ho
Director and Secretary

Mr David K M Fung
MBA, DBA
General Manager



Executive Directors
From left to right:
Mr Frank J Wang
Mr Michael Y S Fung
Dr Patrick Y B Fung
Mr Louis C W Ho

Executive Directors

Dr Patrick Y B Fung
Chairman and Chief Executive
Age 58. Obtained MBA degree from University of Toronto in 1973 and awarded Honorary Doctor of Business Administration by the Hong Kong Polytechnic University in 2001 and Honorary Doctor of Laws by the University of Toronto in 2005. Joined the Bank in 1976 and appointed a Director in 1980. Appointed Chief Executive in 1992, Chairman and Chief Executive in April 1996. Chairman of numerous subsidiaries within the Group. A Non-executive Director of Miramar Hotel and Investment Company Limited and an Independent Non-executive Director of The Link Management Limited. A member of the Court of the Hong Kong Polytechnic University. Chairman of University of Toronto (Hong Kong) Foundation, a member of the Dean's Advisory Council of the Faculty of Management at the University of Toronto, a council member of the Hong Kong University of Science and Technology, Chairman of Travel Industry Compensation Fund Management Board, Vice President of The Hong Kong Institute of Bankers, a Co-opt member of Planning, Development and Conservation Committee of the Urban Renewal Authority and a member of the Board of Trustees of the Lord Wilson Heritage Trust. Son of the late Mr Y K Fung, founder of the Bank.

Mr Frank J Wang
Deputy Chief Executive
Aged 54. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Concurrently a Managing Director of The Bank of New York, a substantial shareholder of the Bank. Has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank. A member of Deposit Taking Company Advisory Committee.

Mr Michael Y S Fung
Senior General Manager
Aged 56. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee, Credit Committee and Management Committee of the Bank and a Director of numerous subsidiaries within the Group. A council member of The Hong Kong Liver Foundation. Son of the late Mr Y K Fung, founder of the Bank.

Mr Louis C W Ho
Secretary and Deputy General Manager
Aged 69. Obtained an engineering degree from McGill University in 1961. Joined the Bank in 1972 and appointed a Director in October 1995. A member of the Management Committee and Credit Committee of the Bank and a Director and Secretary of numerous subsidiaries within the Group. Brother-in-law of Dr Patrick Y B Fung and Mr Michael Y S Fung.

Non-Executive Directors

Dr Cheng Hon Kwan, GBS, JP
Aged 78. Bachelor of Science in Engineering from Tianjin University and Fellow of Imperial College London. Honorary Fellow, Gold Medallist and Past President of The Hong Kong Institution of Engineers. Fellow and Gold Medallist of The Institution of Structural Engineers. Former Member of Executive and Legislative Councils. Past Chairman of Land and Building Advisory Committee, Transport Advisory Committee, Hong Kong Housing Authority, Councils of City University and Open University of Hong Kong. Currently, Independent Non-Executive Director of Tianjin Development Holdings Limited, Agile Property Holdings Limited, Hang Lung Group Limited and Hang Lung Properties Limited. Joined the Board of the Bank in 1987.

Mr Ambrose H C Lau, GBS, JP
Aged 58. Obtained LL.B degree from the University of London and is a Solicitor of the High Court of the HKSAR, a China-Appointed Attesting Officer and a Notary Public. The Senior Partner of Messrs Chu and Lau, Solicitors and Notaries. Awarded "Gold Bauhinia Star" by the HKSAR Government in 2001. A Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference and a member of the Board of the Hong Kong Mortgage Corporation Limited. Mr Lau is an Independent Non-executive Director of Beijing Enterprises Holdings Limited, Glorious Sun Enterprises Limited, Guangzhou Investment Company Limited, GZI Transport Limited, Qin Jia Yuan Media Services Company Limited and The Hong Kong Parkview Group Limited. Joined the Board of the Bank in 1996.

Dr Simon K Y Lee, JP
Aged 78. Chairman of Sun Hing Group of Companies, Non-executive Director of Pacific Basin Shipping Limited. President of the Lions Eye Bank of Hong Kong and President of the Hong Kong Society for the Deaf. Chairman of the Hong Kong Liver Foundation. A member of the Court of the University of Hong Kong. Past District Governor of Lions District 303 and Past International Director of Lions Clubs International. Awarded Honorary degree of Doctor of Social Science by the University of Hong Kong in March 2006. Joined the Board of the Bank in 1991 and currently Chairman of its Audit Committee.

Mr Tung Chee Chen
Aged 63. Chairman and Chief Executive Officer of Orient Overseas (International) Limited. An Independent Non-executive Director of a number of listed companies, including Zhejiang Expressway Company Limited, PetroChina Company Limited, BOC Hong Kong (Holdings) Limited, U-Ming Marine Transport Corporation, Sing Tao News Corporation Limited and Cathay Pacific Airways Limited. Mr Tung received a Bachelor degree in Science from the University of Liverpool in 1964 and a Master degree in Mechanical Engineering from the Massachusetts Institute of Technology in 1966. Joined the Board of the Bank in January 2004.

Mr Aloysius H Y Tse
Aged 58. A Fellow of the Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants ("HKICPA"). A past president of the HKICPA. Joined KPMG in 1976 and became a partner in 1984 and retired in March 2003. Non-executive Chairman of KPMG's operations in the PRC and a member of the KPMG China Advisory Board from 1997 to 2000. Also serves as Independent Non-Executive Director of the China Construction Bank Corporation, China Telecom Corporation Limited, CNOOC Limited, and Linmark Group Limited, companies listed on the main board of the Hong Kong Stock Exchange Limited. Currently Chairman of the International Advisory Council of The People's Municipal Government of Wuhan. Joined the Board of the Bank in November 2004.

Mr Alan R Griffith
Aged 64. Obtained a BA degree from Lafayette College and a MBA degree from Baruch College in 1971. Vice Chairman of The Bank of New York and has recently retired from that position. Joined the Board of the Bank in 1999 and would retire as a Director at the conclusion of the Bank's Annual General Meeting in April 2006.

Mr Kenneth A Lopian
Aged 49. Obtained a BS degree from the University of Scranton in 1979 and also attended The London Business School. Executive Vice President of The Bank of New York, member of its Executive Committee, with responsibilities for Asia-Pacific, Latin America and Strategic Sales. Joined the Board of the Bank in March 2002.

Mr Andrew M Gordon
Aged 44. Obtained BA degree from the University of Exeter, England in 1982. First joined The Bank of New York in 1985 in London and received credit training in New York. Has taken on assignments in Hong Kong, London, Tokyo and now in Hong Kong as General Manager of the Hong Kong Branch, and head of North Asia Division of The Bank of New York. Joined the Board of the Bank in October 2003.



Dr Patrick Y B Fung
Chairman & Chief Executive



Net Profit / Return on Average Shareholders' Funds
HK$ million
Percentage
1,500
1,250
1,000
750
500
250
30
25
20
15
10
5
01
02
03
04
05
Net Profit
Return on Average Shareholders' Funds

It gives me great pleasure to present the Group's 2005 Final Results. I am delighted to announce that the Bank achieved record profit last year. We were able to achieve good asset growth in China and Macau. Our consumer financing, investment mortgages, trade financing and equipment financing also did well.

This excellent performance took place on the back of an improving economic climate. Hong Kong's real GDP grew at a robust rate of 7.3 percent after 8.6 percent growth in 2004. Exports of goods and services grew due to the buoyant trade flows with China, and the economy was further boosted by the continued strong inbound tourism. Consumer spending rebounded as a result of rising employment. The unemployment rate declined to 5.2 percent, its lowest level in four years. Household income also gradually improved while inflation remained benign with consumer prices rising by just 1.1 percent.

Short-term US interest rates continued to rise at a gradual pace, taking the federal funds rate to 4.5 percent by January 2006. Local interbank interest rates closely followed that trend after the Hong Kong Monetary Authority ("HKMA") refined the operation of the Linked Exchange Rate system last May. However, the Hong Kong dollar exchange rate hovered on the strong side of the peg on continued speculation about a revaluation of the Renminbi.

Asset quality continues to improve amid stable conditions in the domestic economy and property market. Rises in real estate prices in the first half of the year helped the number of residential mortgage loans in negative equity to fall by 90 percent to 11,000 units compared with the recent peak in 2003.

Profit attributable to shareholders reached a record HK$1,348.7 million, an increase of 15.6 percent compared to HK$1,166.7 million the previous year. Earnings per share rose 15.6 percent to HK$4.59. The Board has recommended a final dividend of HK$1.60 per share. Together with the interim dividend of HK$0.70 paid on 12th September, 2005, total dividends for the year amounted to HK$2.30 per share, representing an increase of 17.3 percent over 2004.


Dividends per share /
Basic earnings per share
HK$
5
4
3
2
1
01
02
03
04
05
Dividends per share
Basic earnings per share

The return on average assets and average shareholders' funds reached 1.35 percent and 17.1 percent respectively. The Group's capital adequacy ratio and average liquidity ratio stood at 14.9 percent and 50.8 percent respectively while the loan to deposit ratio increased slightly to 59.7 percent due to an increase in loan volume.

Another important achievement was the successful integration of CFB as a result of a carefully executed merger exercise. This has resulted in a stronger and more substantial bank with an expanded branch network. In addition, significant revenue and cost synergies were achieved in 2005. The Group currently has 37 branches in Hong Kong, 11 branches in Macau and one branch each in Shenzhen and Shanghai. As at the end of December 2005, the Group employed a total of 2,301 staff.

Looking ahead, global economic expansion should continue in 2006 despite uncertainties about interest rates and energy prices. Trade protectionism in Europe and the US as well as continued pressure for a revaluation of the Renminbi may cast a shadow on the outlook for economic growth in China and Hong Kong. However, there are signs that the US interest rate cycle is near its peak, and domestic credit growth is likely to increase in line with strong economic activity.

After the successful integration of CFB, we now have a larger operating platform and customer base to grow our business. We will continue to expand our business in high growth areas such as Macau and China. While pursuing such a growth strategy, we are keenly aware that the key to success is a prudent lending policy.

We will continue to control costs by carefully streamlining our operations as well as broadening our fee income and expanding our consumer lending businesses through cross selling to an enlarged customer base. We will focus on enhancing our franchise by introducing innovative products and delivering superior service.

I would like to take this opportunity to extend my gratitude to my colleagues who have worked very hard to achieve these outstanding results. I am indebted to the Board of Directors for their continued support and counsel. I am also grateful to our shareholders who have continued to extend their trust and support to us.

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 16th March, 2006

Financial Review

For the year ended 31st December, 2005, the Wing Hang Bank Group achieved a new record in profit attributable to shareholders of HK$1,348.7 million, representing an increase of 15.6 percent compared to HK$1,166.7 million in 2004. Earnings per share rose 15.6 percent to HK$4.59. The Board has recommended a final dividend of HK$1.60 per share. Together with the interim dividend of HK$0.70 paid on 12th September, 2005, total dividends for the year amounted to HK$2.30 per share, an increase of 17.3 percent over 2004.

Operating profit before impairment allowances increased 17.4 percent to HK$1,645.0 million due to an increase in total operating income and a decrease in operating expenses. The Group's total operating income rose by 7.7 percent to HK$2,620.8 million due to an increase in net interest income and non-interest income.

Total net interest income was 3.9 percent higher at HK$1,865.0 million as a result of an increase in loan volumes which offset a narrowing of net interest margins. Net interest margins fell 11 basis points to 1.88 percent due to mortgage re-pricing and an increase in the cost of funding as a result of the higher interest rate environment.

Non-interest income rose 18.1 percent to HK$755.8 million following increases in loan commissions, treasury dealing profits and wealth management commissions.

Meanwhile total operating expenses decreased 5.5 percent to HK$975.8 million thanks to a decline in depreciation expenses and an absence of amortisation of goodwill. The Group's cost-to-income ratio improved from 42.4 percent to 37.2 percent due to cost synergies from the acquisition of Chekiang First Bank ("CFB").

Impairment losses and allowances on impaired loans and advances decreased 0.7 percent to HK$54.1 million due to the recovery in property prices, declining personal bankruptcies and a general improvement in the economy. The charge-off ratio for credit cards dropped to 1.50 percent of card receivables from 2.46 percent last year. For the year under review, the level of impaired loans decreased to HK$560 million, or 1.03 percent of total loans.

Total advances to customers increased 10.6 percent to HK$54.4 billion due to satisfactory growth in demand for investment mortgages, consumer financing, equipment financing and trade financing as well as higher credit demand in the Group's China and Macau operations.

Total deposits increased 8.1 percent to HK$91.2 billion and customer deposits increased 9.0 percent to HK$85.7 billion, mainly as a result of a larger pool of fixed-term accounts. Deposit growth was partly helped by increased brand awareness following the CFB acquisition as well as an expanded branch network and the successful promotion of the Elite Banking service targeting high-net-worth customers.

Deposit Mix


Foreign Currency
50%
Hong Kong Dollar
50%


77%
Time Deposit
Demand Deposit
10%
Savings Deposit
13%


永亨銀行

Opening of United Centre Branch at Admiralty



Opening of Mei Foo Branch by the Chairman, Dr Patrick Y B Fung

Business Review

Retail Banking

The Retail Banking operations recorded a 16.1 percent increase in profit before taxation in 2005, mainly brought about by a decrease in the impairment allowances and strong growth in loan commissions and the wealth management businesses.

Local property prices consolidated in the second half of 2005 after a pronounced increase in the first quarter of 2005. Our proportion of residential mortgages remained unchanged at 25.6 percent of the total loan portfolio. Looking ahead, there are signs of revived price competition in the residential mortgage sector and renewed margin pressure on new mortgage lending.

We made further progress on branch rationalisation last year. Four branches were merged in 2005 without causing any inconvenience to our customers. We also opened three new branches in prominent locations and plan to open another branch in March 2006. We will continue to look for strategic locations to expand our branch network and to look for larger spaces for existing branches in order to accommodate a growing business. At the end of January 2006, the total number of branches in Hong Kong stood at 37.

Vigorous promotional activity helped to broaden our customer base. Programmes such as Branch Open Days and lucky draws have been well received. In keeping with our efforts to boost customer loyalty, we have taken active steps to continually improve the quality of our service. A survey conducted by an external consultant last year showed a high level of customer satisfaction and loyalty, as well as a positive response to the Elite Banking service targeting high-net-worth customers. Our customer relationship officers have gone the extra mile to help customers, giving special attention to meet their requirements. As a result, we are able to recommend best of breed products to suit both our customers' investment and banking needs.

Consumer Finance

Wing Hang Credit, a well-known niche player in consumer lending, continues to provide a broad range of loan services through its 15 branches and business centres. This unit has taken advantage of an expanded network to increase its loan portfolio over 20.0 percent during 2005. In 2006, we plan to further increase the number of point-of-sales by opening two to three new branches and to promote personal loan products across the Wing Hang Bank and Wing Hang Credit network.

Auto and Equipment Leasing

Wing Hang Finance Company Limited, a market leader in the auto and equipment leasing industry, extends credit facilities to small and medium enterprises (SMEs), both in Hong Kong and to those with operations in China. In 2005 the company achieved good growth in loan assets despite keen price competition in the local vehicle financing business. In view of the enormous growth potential in equipment and vehicle financing in Mainland China, the company has expanded its marketing workforce to target customers with operations in the Pearl River Delta Area.

Wealth Management, Insurance and Share Brokerage

The performance of the Wealth Management business continues to grow despite higher interest rates. This was partly due to the continuing expansion of our points-of-sales outlets offering a growing array of investment products. Three wealth management centres are now strategically located in Central and Shatin. Responding to the rising demand for wealth management services and the growing sophistication of our customers, the Bank has introduced high-yield savings and investment products. We now offer a wide range of mutual funds, retail callable CDs and equity-linked notes as well as other investment products.

Wing Hang Insurance

Last year was a challenging time for the general insurance business due to a highly competitive environment. Nevertheless, Wing Hang Insurance Agency and Brokers achieved above average results while Wing Hang Zurich Insurance's favorable results reflect the success of the bancassurance concept. We maintain a close relationship with our business partners in China and this cooperation has enabled us to rapidly grow our business portfolio there by 40 percent. We expect to be equally successful in 2006. Our investment in Hong Kong Life Insurance and Bank Consortium Trust has started to make positive contributions to the Group, and the ongoing promotion of life insurance and MPF products will be one of our main priorities in 2006.

Loan Composition



28%
6%
6%
3%
9%
26%
7%
19%
1%

- Non-domestic Loans
- Loans to Corporate
- Commercial
- Property Development & Investment
- Share Financing
- Loans to Individuals
- Residential-Individuals
- HOS & PSPS*
- Trade Financing

* *Home Ownership Scheme & Private Sector Participation Scheme*



Cocktail Reception to celebrate the opening of Shanghai Branch

Wing Hang Share Brokerage

Wing Hang Share Brokerage, the Bank's stock broking arm, recorded a slight decrease in brokerage fee commissions partly due to increased price competition. To improve operational efficiency, we will continue to encourage our retail investors to execute deals through our Internet trading platform.

Corporate Banking

The Corporate Banking division recorded a 4.4 percent increase in operating profit before impairment allowances. This division in partnership with our mainland branches provides credit facilities to both SMEs and large corporations in the trade and manufacturing sectors. Trade financing increased by 18.7 percent in 2005 following efforts to actively encourage customers to utilise credit facilities and monitor the development of various industry sectors.

Treasury

The Bank's Treasury operations accounted for 13.7 percent of the Group's operating profit before impairment allowances through yield enhancement of surplus funds. This was partly achieved by investing excess liquidity in high-grade investment bonds and debt securities.

China

In China, we provide credit facilities to Hong Kong manufacturers who have shifted their operations to the Mainland. We also offer project financing for Hong Kong developers operating across the border. Our residential mortgage financing portfolio grew by 71.9 percent in 2005. However, the foreign currency mortgage business faced stiff competition as mortgage lending rates in HKD and USD increased relative to the RMB lending rate.

We will continue our expansion strategy in China to capitalise on the country's high economic growth. In 2005, we opened our Shanghai branch and Beijing representative office. More recently we opened our first sub-branch in the Fumin district of Shenzhen. To further expand our network in China, we will upgrade our Guangzhou representative office to branch status in the third quarter of 2006. We will also devote more resources to develop our network and retail banking products to prepare for the complete opening of China's banking sector by the end of this year.

Macau

In Macau, Banco Weng Hang continues to perform exceptionally well despite more moderate economic growth. Macau's GDP grew 6.2 percent in real terms during the first three quarters of 2005 compared with the same period in the previous year. This compares with an unprecedented 28.0 percent economic growth rate in 2004. Profits increased by 48.8 percent to 217 million Macau patacas in 2005. This strong performance was mainly due to improved organic growth and was also partly helped by a reduction in the corporate tax rate from 15.75 percent to 12.0 percent. Net interest income increased by 21.9 percent while non-interest income increased by 24.5 percent. Advances to customers and customers deposits have grown by 21.9 percent and 27.6 percent respectively since the end of 2004.

The Directors have pleasure in presenting their report together with the audited accounts for the year ended 31st December, 2005.

Principal Activities

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

The analysis of the principal activities and geographical locations of operations of the Bank and its subsidiaries during the year are set out in Note 38 to the Accounts.

Results

The profit of the Group for the year ended 31st December, 2005 is set out on page 51. Particulars of dividends which have been paid or which are recommended are set out in Note 9 to the Accounts.

Major Customers

The Directors believe that the Group's five largest customers accounted for less than 30% of the Group's total income.

Fixed Assets

Details of the movements in fixed assets of the Group and of the Bank during the year are set out in Note 25 to the Accounts.

Capital and Reserves

Details of the movements in capital and reserves of the Group and of the Bank during the year are set out in Notes 34 and 35 to the Accounts.

Charitable Donations

During the year, the Group made donations for charitable purposes amounting to approximately HK$1,505,000.

Directors

The Directors of the Bank up to the date of the report are shown on page 28.

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Messrs Ambrose H C Lau, Alan R Griffith, Frank J Wang and Michael Y S Fung. Upon retirement from The Bank of New York, Mr Alan R Griffith has given notice to retire from the Board at the conclusion of the Annual General Meeting to be held on 27th April, 2006 and would not stand for re-election. Other retiring Directors are eligible and offer themselves for re-election.

The Board wishes to express its appreciation to Mr Alan R Griffith for his many contributions during his years of service.

Independent Non-executive Directors' Fees

Each of the Independent Non-executive Directors of the Bank received HK$100,000 director's fee and each member of the Audit Committee received a fee of HK$50,000 for the year ended 31st December, 2005.

Substantial Shareholders' Interests

As at 31st December, 2005, save as mentioned under the section headed "Directors' and Chief Executive's Interests", the Substantial Shareholders of the Bank according to the Register of Substantial Shareholders' Interests and Short Positions in the shares and underlying shares of the Bank kept under Section 336 of the Securities and Futures Ordinance ("SFO") were as follows:

Name		Number of shares
Aberdeen Asset Management Asia Limited	(1)	22,815,000
Aberdeen Asset Management Plc and its associates	(1)	23,536,000
BNY International Financing Corporation	(2)	59,350,000
The Bank of New York	(2)	59,350,000
The Bank of New York Company, Inc.	(2)	59,350,000
Federal Trust Company Limited	(3 & 5)	34,737,600
Tessel Inc.	(3 & 5)	10,639,200
Wing Hang Bank (Nominees) Limited	(3 & 5)	23,378,400
YKF Holding Corporation	(3 & 5)	24,098,400
Po Ding Company Limited	(4 & 5)	24,156,000
GZ Trust Corporation	(4 & 5)	24,156,000

(1) Aberdeen Asset Management Asia Limited is a wholly owned subsidiary of Aberdeen Asset Management Plc.

(2) BNY International Financing Corporation is a wholly owned subsidiary of The Bank of New York. The Bank of New York is a wholly owned subsidiary of The Bank of New York Company, Inc.

(3) Federal Trust Company Limited is the trustee for Tessel Inc. and YKF Holding Corporation. Wing Hang Bank (Nominees) Limited is the registered holder of certain shares on behalf of YKF Holding Corporation.

(4) Po Ding Company Limited is wholly owned by GZ Trust Corporation.

(5) All shares are held through the corporations in which Messrs Patrick Y B Fung, Michael Y S Fung and Louis C W Ho's spouse together with the other parties are eligible beneficiaries.

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Messrs Patrick Y B Fung and Michael Y S Fung, Po Ding Company Limited, YKF Holding Corporation and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to Part XV of the SFO, the parties are, therefore, each deemed to be interested in 110,257,688 shares of the Bank.

All the interests stated above represent long positions. As at 31st December, 2005, no short positions were recorded in the Register of Substantial Shareholders' Interests and Short Positions required to be kept under section 336 of the SFO.

Directors' and Chief Executive's Interests

As at 31st December, 2005, the Directors' and Chief Executive's Interests according to the Register of Directors' and Chief Executive's Interests and Short Positions in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (within the meaning of Part XV of the SFO) kept under Section 352 of the SFO were as follows:

			Number of shares			
Name	Personal	Family	Option	Award	Other	Total
Patrick Y B Fung	2,982,000	-	230,000	200,000	- (1, 2 & 4)	3,412,000
Frank J Wang	-	-	180,000	125,000	- (1 & 2)	305,000
Michael Y S Fung	3,000,000	60,000	180,000	100,000	- (1, 2 & 4)	3,340,000
Louis C W Ho	164,000	100,000	140,000	10,000	- (1 & 2)	414,000
Simon K Y Lee	-	-	-	-	1,451,500 (3)	1,451,500
Ambrose H C Lau	71,500	-	-	-	-	71,500

Notes:

(1) The Board approved the granting of certain share options to Directors and Executives of the Bank, pursuant to the Share Option Scheme adopted on 9th June, 1993 and 24th April, 2003, and the following Directors have accepted the following options:

Name	No. of shares in options	Date granted	Exercise Period From	Exercise Period To	Option price HK$
Patrick Y B Fung	50,000	10/03/2001	10/03/2002	10/03/2011	23.60
	40,000	15/03/2002	15/03/2003	15/03/2012	26.30
	40,000	14/03/2003	14/03/2004	14/03/2013	26.50
	50,000	21/05/2004	21/05/2005	21/05/2014	43.80
	50,000	14/01/2005	14/01/2006	14/01/2015	51.25
Frank J Wang	40,000	10/03/2001	10/03/2002	10/03/2011	23.60
	30,000	15/03/2002	15/03/2003	15/03/2012	26.30
	30,000	14/03/2003	14/03/2004	14/03/2013	26.50
	40,000	21/05/2004	21/05/2005	21/05/2014	43.80
	40,000	14/01/2005	14/01/2006	14/01/2015	51.25
Michael Y S Fung	40,000	10/03/2001	10/03/2002	10/03/2011	23.60
	30,000	15/03/2002	15/03/2003	15/03/2012	26.30
	30,000	14/03/2003	14/03/2004	14/03/2013	26.50
	40,000	21/05/2004	21/05/2005	21/05/2014	43.80
	40,000	14/01/2005	14/01/2006	14/01/2015	51.25
Louis C W Ho	30,000	15/03/2002	15/03/2003	15/03/2012	26.30
	30,000	14/03/2003	14/03/2004	14/03/2013	26.50
	40,000	21/05/2004	21/05/2005	21/05/2014	43.80
	40,000	14/01/2005	14/01/2006	14/01/2015	51.25

(2) The Board approved the granting of certain share awards to Directors and Executives of the Bank, pursuant to the Employee Incentive Plan adopted on 22nd April, 2004, and the following Directors have accepted the following share awards:

Name	No. of shares in awards	Date granted	Vesting Period From	To	Awards price HK$
Patrick Y B Fung	200,000	21/05/2004	21/05/2010	21/05/2014	1.00
Frank J Wang	125,000	21/05/2004	21/05/2010	21/05/2014	1.00
Michael Y S Fung	100,000	21/05/2004	21/05/2010	21/05/2014	1.00
Louis C W Ho	10,000	21/05/2004	21/05/2010	21/05/2014	1.00

(3) Shares were held through a family trust in which Dr Simon K Y Lee's spouse is an eligible beneficiary.

(4) All shares, options and awards held by Messrs Patrick Y B Fung and Michael Y S Fung are parcel of the 110,257,688 shares of the Bank under the shareholders' agreement as mentioned in the section headed "Substantial Shareholders' Interests".

Save as disclosed, none of the Directors, the Chief Executive and their associates had any other beneficial interests in the securities of the Bank or any of its associated corporations (within the meaning of Part XV of SFO) at 31st December, 2005.

All the interests stated above represent long positions. As at 31st December, 2005, no short positions were recorded in the Register of Directors' and Chief Executive's Interests and Short Positions required to be kept under section 352 of the SFO.

Share Option Scheme

Pursuant to the approved Share Option Scheme, the Directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. The maximum number of shares in respect of which options may be granted under the Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of:

i) the closing price of the shares on the Stock Exchange on the date of the grant, which must be a trading day, and

ii) the average closing price of the shares on the Stock Exchange for the five business days immediately preceding the date of grant.

The options must be held for at least one year and can be exercised between the first and the tenth anniversaries of the date of grant. The amount payable on acceptance of the share option was HK$1.00. The share option scheme was terminated on 24th April, 2003 and replaced by a new share option scheme for a period of 10 years with amendments which complied with Chapter 17 of the Listing Rules.

The maximum number of shares in respect of which options may be granted under the new Share Option Scheme may not exceed 5% of the issued share capital of the Bank as at the date of approval of the scheme. At 31st December, 2005, total number of ordinary shares available for issue under the new Share Option Scheme is 13,793,000 or 4.7% of the issued share capital of the Bank.

At 31st December, 2005, the Directors and employees of the Bank had the following interest in option to purchase for the shares of the Bank (market value per share at 31st December, 2005 is HK$55.80).

	No. of shares **31/12/2005**	No. of shares 31/12/2004	Date granted	No. of shares exercised	No. of shares lapsed	Option price	Market value per share at date of grant of options	Weighted average closing price per share at preceding day before exercise date
						HK$	HK$	HK$
Directors								
Patrick Y B Fung	**50,000**	50,000	10/03/2001	-	-	23.60	29.00	-
	40,000	40,000	15/03/2002	-	-	26.30	26.30	-
	40,000	40,000	14/03/2003	-	-	26.50	26.50	-
	50,000	50,000	21/05/2004	-	-	43.80	43.80	-
	50,000	-	14/01/2005	-	-	51.25	50.75	-
Frank J Wang	**40,000**	40,000	10/03/2001	-	-	23.60	29.00	-
	30,000	30,000	15/03/2002	-	-	26.30	26.30	-
	30,000	30,000	14/03/2003	-	-	26.50	26.50	-
	40,000	40,000	21/05/2004	-	-	43.80	43.80	-
	40,000	-	14/01/2005	-	-	51.25	50.75	-
Michael Y S Fung	**40,000**	40,000	10/03/2001	-	-	23.60	29.00	-
	30,000	30,000	15/03/2002	-	-	26.30	26.30	-
	30,000	30,000	14/03/2003	-	-	26.50	26.50	-
	40,000	40,000	21/05/2004	-	-	43.80	43.80	-
	40,000	-	14/01/2005	-	-	51.25	50.75	-
Louis C W Ho	**-**	40,000	10/03/2001	40,000	-	23.60	29.00	48.20
	30,000	30,000	15/03/2002	-	-	26.30	26.30	-
	30,000	30,000	14/03/2003	-	-	26.50	26.50	-
	40,000	40,000	21/05/2004	-	-	43.80	43.80	-
	40,000	-	14/01/2005	-	-	51.25	50.75	-
Other Employees	**60,000**	60,000	10/03/2001	-	-	23.60	29.00	-
	40,000	40,000	15/03/2002	-	-	26.30	26.30	-
	80,000	80,000	14/01/2003	-	-	25.80	25.70	-
	220,000	325,000	21/05/2004	70,000	35,000	43.80	43.80	55.55
	50,000	-	14/01/2005	-	-	51.25	50.75	-
	105,000	-	28/01/2005	-	25,000	50.25	49.80	-
	1,285,000	1,105,000		110,000	60,000			

The fair value per option at the dates of grant using the Bi-nominal pricing model is set out in Note 42 to the Accounts.

Employee Incentive Plan ("EIP")

Pursuant to the approved Employee Incentive Plan, the Directors are authorised, at their discretion, to invite certain executives, to take up awards to vesting ordinary shares in the Bank as incentive for them to remain in employment with the Bank. The maximum number of awards in respect of which awards may be granted under the EIP may not exceed 1% of the issued share capital of the Bank for the time being in issue within five years of the date of approval of the plan on 22nd April, 2004. The awards can be vested between the sixth to the tenth anniversaries after the date of grant with the following percentage of award vesting.

Date	Percentage of Award vesting
Sixth anniversary of the date of grant	5%
Seventh anniversary of the date of grant	10%
Eighth anniversary of the date of grant	15%
Ninth anniversary of the date of grant	20%
Tenth anniversary of the date of grant	50%

At 31st December, 2005, the Directors and employees of the Bank had the following interest in awards to purchase the shares of the Bank.

	No. of awards **31/12/2005**	No. of awards 31/12/2004	Date granted	Fair value of awards of grant
				HK$
Directors				
Patrick Y B Fung	**200,000**	200,000	21/05/2004	42.80
Frank J Wang	**125,000**	125,000	21/05/2004	42.80
Michael Y S Fung	**100,000**	100,000	21/05/2004	42.80
Louis C W Ho	**10,000**	10,000	21/05/2004	42.80
Other Employees	**60,000**	60,000	21/05/2004	42.80
	495,000	495,000		

The Directors and employees of the Bank had been granted the following interest in awards on 23rd January, 2006 to purchase the shares of the Bank. The fair value of the awards was measured at the grant date was HK$56.20.

	No. of awards
Directors	
Patrick Y B Fung	**450,000**
Frank J Wang	**270,000**
Michael Y S Fung	**225,000**
Other Employees	**615,000**
	1,560,000

The Group granted awards at no consideration for certain employees to acquire shares of the Bank under the EIP. The shares will be acquired at the nominal value of HK$1.00 per share under the award. The fair value of the awards was measured at the grant date and is charged to the profit and loss account and credited to shareholders' funds between the grant date and vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting are charged to the profit and loss account as bonus expenses on an accrual basis.

Directors' Interests in Contracts

No contract of significance to which the Bank or any of its subsidiaries was a party and in which a Director of the Bank had a material interest subsisted at the end of the year or at any time during the year.

Except for the above mentioned Share Option Scheme and the Employee Incentive Plan of the Bank, at no time during the year was the Bank or any of its subsidiaries a party to any arrangements to enable the Directors of the Bank to acquire benefits by means of the acquisition of shares in or debentures of the Bank or any other body corporate.

None of the Directors of the Bank has a service contract with the Bank.

Purchase, Sale or Redemption of Listed Securities

There were no purchases, sales or redemptions by the Bank or any of its subsidiaries, of the Bank's listed securities during the year ended 31st December, 2005.

Code on Corporate Governance Practices

The Bank has complied throughout the year and adopted all the Code Provisions set out in Appendix 14 - Code on Corporate Governance Practices of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange, except for certain deviations. Information about the Bank's Corporate Governance is given under "Corporate Governance Report" on page 44 to 48.

Compliance with the Module on "Financial Disclosure by Locally Incorporated Authorised Institutions"

The annual accounts comply fully with the module on the "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.

Public Float

As at the date of this report, the Bank has maintained the prescribed public float under the Listing Rules, based on information that is publicly available to the Bank and within the knowledge of its Directors.

Auditors

The accounts have been audited by KPMG.

A resolution for the re-appointment of KPMG as auditors of the Bank is to be proposed at the forthcoming Annual General Meeting.

On behalf of the Board

Patrick Y B Fung
Chairman and Chief Executive

Hong Kong, 16th March, 2006

Corporate Governance Practices

The Bank has complied throughout the year 2005 and adopted all the Code Provisions set out in Appendix 14 - Code on Corporate Governance Practices of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for deviations in Code Provision A.2.1 (Segregation of roles of Chairman and Chief Executive Officer) and Code Provision A.4.1 (Non-executive Directors should be appointed for a specific term).

Directors' Securities Transactions

The Bank has adopted for compliance by the Directors the code of conduct for dealings in securities of the Bank as set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules.

The Directors have confirmed that they have complied in all respects with the Model Code for the year 2005.

Board of Directors

The Board of the Bank comprises twelve Directors. Biographical details of Directors, relationship among Directors and details of any borrowing relationship with the Group, are disclosed in the appropriate sections in the Annual Report.

The Board meets regularly and usually five times a year. Five meetings were held in 2005 and details of Directors' attendance record were as follows:

Executive Directors

Dr Patrick Y B Fung (Chairman), Mr Frank J Wang and Mr Michael Y S Fung attended all meetings. Mr Louis C W Ho attended four meetings.

Independent Non-executive Directors

Dr Simon K Y Lee, Dr Cheng Hon Kwan, Mr Ambrose H C Lau and Mr Tung Chee Chen attended four meetings. Mr Aloysius H Y Tse attended all meetings.

The Bank has received from each Independent Non-executive Director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Bank considers these directors to be independent.

Non-executive Directors

Mr Alan R Griffith attended one meeting. Mr Kenneth A Lopian attended three meetings. Mr Andrew M Gordon attended all meetings.

All Directors are given a schedule for regular Board meetings at the beginning of the year. The required notice will be served for all other Board meeting not originally scheduled.

All Directors are given an opportunity to include matters in the agenda for regular Board meetings. In respect of regular Board meetings, an agenda and accompanying Board papers would be sent in full to all Directors in a timely manner and at least three days before the meeting.

All Directors are entitled to have access to Board papers and related materials. Such papers and related materials are prepared in such form and quality as will enable the Board to make an informed decision on matters placed before it. Where queries are raised by Directors, steps would be taken to respond as promptly and fully as possible.

The Chairman is responsible for ensuring that Directors receive adequate information, which must be complete and reliable, in a timely manner and he would ensure that all Directors are properly briefed on issues arising at Board meetings.

Any matter that may be considered to give rise to a conflict of interest with a substantial shareholder or Director would be dealt with by the Board at a meeting in the presence of Independent Non-executive Directors having no interest in the matter.

Minutes of Board meetings are kept by the Company Secretary and such minutes are open for inspection at any time on reasonable notice by any Director.

Minutes of Board meetings and meetings of Board Committees record in sufficient detail the matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of minutes of Board meetings are sent to all Directors for their comment and records respectively, in both cases within a reasonable time after the Board meeting was held.

All Directors have access to the advice and services of the Company Secretary with a view to ensuring that Board procedures, and all applicable rules and regulations, are followed.

Every newly appointed Director of the Bank would receive a comprehensive briefing to ensure that he has a proper understanding of the operations and business of the Bank and be fully aware of his responsibilities under statute, common law, the Exchange Listing Rules, applicable legal requirements and other regulatory requirements.

There is a procedure agreed by the Board to enable Directors, upon reasonable request, to seek independent professional advice in appropriate circumstances, at the Bank's expense. Separate independent professional advice would be provided to Directors to assist the relevant Director or Directors to discharge his/their duties to the Bank.

Senior Management are brought into formal and informal contact with the Board members from time to time to enable the Board members to make informed decisions. Senior Management also provide explanation and information to the Board, and enable the Board to make an informed assessment of the financial and other information put before the Board for approval.

The Board of Directors has established a number of Committees including the Executive Committee, Audit Committee, Director Nomination Committee and Remuneration Committee. The Executive Committee has established other Committees, to oversee the day to day operations of the Bank, such as the Management Committee, Credit Committee and Asset and Liability Management Committee. All Committees have specific terms of reference in order to ensure that the Committees will discharge their functions properly and to report back to the Board when appropriate, their decisions and recommendations.

The Bank has formalised the functions reserved for the Board and those delegated to management. It reviews those arrangements on a periodic basis to ensure that they remain appropriate to the needs of the Bank.

Executive Committee

The Executive Committee meets regularly to review the management and performance of the Group. The Committee comprises of the Chief Executive and two Executive Directors.

Under a resolution of the Board the Executive Committee was granted such powers and authorities necessary for conducting and managing the Group's normal banking and related business activities and specifically, but not limited to,:

- to conduct normal banking and related business
- to review and approve human resources matters such as salary, compensation, promotion up to Deputy General Manager
- to review and approve administrative matters such as material capital expenditure, Board agenda, new business line etc.
- to review and approve financial matters such as material investments in subsidiary, joint venture, profit plan, issuance of debt securities
- to review all legal matters incidental to aforementioned activities, appointment of legal counsel in respect of all proceedings, hearings concerning the Group
- recommendation on other matters requiring Board approval

Credit Committee

The Credit Committee is responsible for assisting the Board to formulate the Group's risk appetite and strategies for managing the credit risk. It is also responsible for the implementation and maintenance of the Group's credit risk management framework. It also participates in evaluating large credit applications and making credit decisions. The Committee is comprised of the Chief Executive, three Executive Directors and the heads of Credit Administration Division and Risk Management Division.

Management Committee

The Management Committee meets regularly to review and approve the financial and business plans and major business and operational initiatives. The Committee comprises of the Chief Executive, three Executive Directors, the Chief Financial Officer, and the heads of Retail Banking Division, Information Technology Division and Operations Division.

Asset and Liability Management Committee

The Asset and Liability Management Committee ("ALMCO") is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends policy and guidelines to the Board. The Committee is comprised of the Chief Executive, three Executive Directors, the Chief Financial Officer, the Treasurers, the heads of Retail Banking Division and Risk Management Division.

Audit Committee

The Audit Committee of the Bank was formed in 1992 and consists of four Non-executive Directors namely Dr Simon K Y Lee as Chairman, Dr Cheng Hon Kwan, Mr Andrew M Gordon and Mr Aloysius H Y Tse.

The Audit Committee meets regularly with an Executive Director, Chief Financial Officer, internal auditors and the external auditors to review and discuss financial performance, consider the nature and scope of audit and the effectiveness of the systems of internal control, risk management system and compliance. The Committee also discusses matters raised by the internal auditors, external auditors and the regulators and ensures that all audit recommendations are implemented.

There were three meetings of the Audit Committee during 2005. Mr Andrew M Gordon and Mr Aloysius H Y Tse attended all the meetings, Dr Cheng Hon Kwan attended two and Dr Simon K Y Lee attended one. No former partner of the Bank's external auditors have been acting as a member of the Bank's Audit Committee before expiry of a period of one year commencing the later of the date of his ceasing to be a partner of the firm or to have any financial interest in the firm.

During 2005, the Committee reviewed the financial results of Wing Hang Bank Group for the year ended 31st December, 2004 and the interim results for the six months ended 30th June, 2005 before they were submitted to the Board for approval. The Committee also reviewed the effects of the new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, which became effective for accounting periods beginning on 1st January, 2005.

The Committee met with the external auditors to discuss the results of their audit for the year ended 31st December, 2004 and their interim review for the six months ended 30th June, 2005. The Committee approved the auditor's remuneration and carried out assessment of their independence.

In respect of internal control and risk management, the Committee reviewed, discussed and approved the annual internal audit plan which was developed based on thorough risk assessments of the Group's business activities. The audit scope of the external auditors was also reviewed. In each meeting, the Committee received reports from the internal auditor and the Head of Risk Management on the matters relating to the Group's internal control and risk management systems. Recommendations raised by the regulators and the external auditors were also discussed and reviewed for remedial actions. A meeting was held with the regulators in late 2005 to discuss and exchange opinion on the internal control system and internal audit function.

From 2006 onwards, the Committee will increase the number of meetings from three times a year to four times a year to provide a more effective independent review and monitoring.

During 2005, there was no disagreement between the Board and Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Audit Committee has been provided with sufficient resources to discharge its duties.

Full minutes of Audit Committee meetings have been kept by the secretary of the Committee. Draft and final versions of minutes of the Audit Committee meetings have been sent to all members of the Committee for their comment and records respectively, in both cases within a reasonable time after the meeting.

The terms of reference of the Audit Committee, which includes the requirement under the Code Provisions C.3.3, has been revised and approved by the Board on 11th August 2005. Full terms of reference of Audit Committee are available on the Banks' website: www.whbhk.com.

Director Nomination Committee

The Director Nomination Committee was formed in December 2002 and consists of three Independent Non-executive Directors namely Dr Simon K Y Lee as Chairman, Dr Cheng Hon Kwan and Mr Ambrose H C Lau. The Director Nomination Committee is responsible for reviewing and recommending to the Board appointment of all new Directors, Chief Executive, Deputy Chief Executive and General Managers of the Bank. Dr Simon K Y Lee and Dr Cheng Hon Kwan met once in 2005 for reviewing a report submitted by Senior Executive Nomination Committee, recommending the appointment of a new General Manager of the Bank.

Remuneration Committee

The Remuneration Committee (formerly known as Compensation Committee) was formed in 1995 with specific written terms of reference. The Committee consists of two Independent Non-executive Directors namely Dr Cheng Hon Kwan as Chairman and Dr Simon K Y Lee. The Committee meets once a year to make recommendations to the Board on the Bank's policy and structure for remuneration of all the Directors and Senior Management of the Bank. Both members attended the Remuneration Committee meeting in 2005.

The Bank's emolument policy aims to ensure that the level of remuneration is sufficient and market competitive. The Committee reviewed and approved performance-based remuneration of Directors and Senior Management of the Bank by reference to corporate goals and objectives resolved by the Board from time to time. Factors such as emoluments paid by comparable banks including long-term incentives schemes were considered with reference to the business performance.

The Remuneration Committee would consult the Chairman and Chief Executive about their proposals relating to the remuneration of other Executive Directors and Senior Management and have access to professional advice if considered necessary. The Committee is provided with sufficient resources to discharge its duties.

The terms of reference of the Remuneration Committee, which includes, as a minimum, the specific duties required under Code Provisions B.1.3, has been revised and approved by the Board on 11th August, 2005. Full terms of reference of Remuneration Committee are available on the Bank's website: www.whbhk.com.

Chairman and Chief Executive

Dr Patrick Y B Fung is the Chairman and Chief Executive of the Bank. The Board considered that the non-segregation would not result in considerable concentration of power in one person not only because of the presence of Independent Non-executive Directors but also that The Bank of New York, a substantial shareholder, is actively represented by an Executive Director who is also the Deputy Chief Executive actively participating in the management and operations of the Bank. There is a balance of power and authority such that no one individual has unfettered power of decision. Non-segregation has the advantage of a strong and consistent leadership which is conducive to making and implementing decisions quickly and consistently.

Non-executive Directors

The functions of Non-executive Directors include but not limited to the requirement under Code Provisions A.5.2. The term of office for Non-executive Directors are the same as for all Directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for re-election in accordance with the provisions of the Bank's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.

In accordance with the provisions of the Bank's Memorandum and Articles of Association, new Directors appointed by the Board are required to be re-elected at the first general meeting after their appointment.

Auditors' Remuneration

An analysis of remuneration in respect of audit and non-audit services provided by the external auditors is included in the Notes to the Accounts in the Annual Report.

Directors' responsibility for the Accounts

The Directors acknowledge their responsibility for the preparation of the accounts of the Group and ensure that the accounts are in accordance with statutory requirements and applicable accounting standards. The statement of our Auditors about their responsibility on the accounts is included in the Report of Auditors.



致永亨銀行有限公司各股東
(於香港註冊成立的有限公司)

TO THE SHAREHOLDERS OF
WING HANG BANK, LIMITED
(Incorporated in Hong Kong with limited liability)

本核數師（以下簡稱「我們」）已審核刊於第五十一頁至第二百零五頁按照香港公認會計原則編製的賬項。

We have audited the accounts on pages 51 to 205 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的責任

香港公司條例規定董事須編製真實與公平的賬項。在編製該等賬項時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並說明任何未有遵守現有會計準則的原因。

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

我們的責任是根據我們審核工作的結果，對該等賬項作出獨立意見，並根據香港公司條例第141節僅向作為一團體之股東報告。本核數師毋須就本報告之內容向任何其他人士負責或承擔責任。

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

意見的基礎

我們是按照香港會計師公會頒佈的《香港核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證，亦包括評估董事於編製該等賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴銀行及 貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等賬項是否存有重要錯誤陳述，作合理的確定。在作出意見時，我們亦已衡量該等賬項所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述賬項均真實與公平地反映 貴銀行及 貴集團在二零零五年十二月三十一日的財政狀況及 貴集團截至該日止年度的溢利及現金流量，並按照香港公司條例適當編製。

畢馬威會計師事務所
香港執業會計師
香港 二零零六年三月十六日

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Bank's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Bank and of the Group as at 31st December, 2005 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 16th March, 2006

綜合損益計算表

Consolidated Profit and Loss Account

二零零五年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2005
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2005	2004 (重報) (restated)
利息收入	Interest income	5(a)	**4,041,779**	2,877,006
利息支出	Interest expenses	5(b)	**(2,312,655)**	(1,082,689)
淨利息收入	Net interest income		**1,729,124**	1,794,317
持作買賣用途及以公平價值誌入損益賬內之金融工具之淨利息收入	Net interest income on financial instruments held for trading and measured at fair value through profit or loss	5(c)	**135,876**	-
總淨利息收入	Total net interest income		**1,865,000**	1,794,317
其他營業收入	Other operating income	5(d)	**755,770**	640,017
營業收入	Operating income		**2,620,770**	2,434,334
營業支出	Operating expenses	5(e)	**(975,789)**	(1,033,039)
扣除減值貸款之減值準備前營業溢利	Operating profit before impairment allowances on impaired loans and advances		**1,644,981**	1,401,295
減值貸款之減值損失及準備	Impairment losses and allowances on impaired loans and advances	20	**(54,056)**	-
呆壞賬準備	Charge for bad and doubtful debts	20	**-**	(54,434)
營業溢利	Operating profit		**1,590,925**	1,346,861
重估投資物業及出售有形固定資產及聯營公司之溢利	Gains on revaluation of investment properties, disposal of tangible fixed assets and associated company	6(a)	**22,680**	55,552
出售持有至到期日及可供銷售金融資產之(虧損)/溢利	(Losses)/profits on disposal of held-to-maturity and available-for-sale financial assets	6(b)	**(9,048)**	201
出售非持作買賣用途證券之溢利	Profits on disposal of non-trading securities		**-**	6,307
持有至到期日金融資產之減值準備回撥	Impairment allowances release for held-to-maturity financial assets		**-**	4,848
正常業務之溢利	Profit on ordinary activities		**1,604,557**	1,413,769
應佔聯營公司之淨溢利	Share of net profits in associated companies		**11,249**	4,545
除税前溢利	Profit before taxation		**1,615,806**	1,418,314
税項	Taxation	7	**(264,861)**	(250,033)
除税後溢利	Profit after taxation		**1,350,945**	1,168,281
可分配之溢利：	Profits attributable to:			
本銀行股東	Shareholders of the Bank	8 & 35	**1,348,718**	1,166,689
少數股東權益	Minority interests		**2,227**	1,592
除税後溢利	Profit after taxation		**1,350,945**	1,168,281
年度分配股息：	Dividends attributable to the year:			
年度派發中期股息	Interim dividend paid during the year		**205,800**	155,773
低估去年之末期股息	Underprovision of final dividend in respect of previous year		**57**	140
年結後擬派末期股息	Final dividend proposed after the balance sheet date		**470,433**	420,292
		9	**676,290**	576,205
			HK$	HK$
每股盈利	Earnings per share	12		
基本	Basic		**4.59**	3.97
攤薄	Diluted		**4.57**	3.96
每股股息	Dividends per share			
中期	Interim		**0.70**	0.53
擬派末期	Proposed final		**1.60**	1.43
			2.30	1.96

第56頁至第205頁之附註構成本年結一部份。

The notes on pages 56 to 205 form part of these accounts.

Consolidated Balance Sheet

二零零五年十二月三十一日結算
(以港幣千元位列示)

As at 31st December, 2005
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	**2005**	2004 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	13 & 39	**20,053,798**	20,529,318
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	14 & 33	**2,657,380**	1,435,527
貿易票據已減除減值準備	Trade bills less impairment allowances	15 & 33	**652,375**	551,124
存款證	Certificates of deposit held	16 & 33	**-**	30,000
買賣用途資產	Trading assets	17	**911,264**	30,808
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	18	**5,924,424**	-
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	19(a)	**55,472,883**	49,693,267
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	21	**15,909,430**	18,867,918
非持作買賣用途證券	Non-trading securities	22	**-**	1,520,822
聯營公司投資	Investments in associated companies	24	**146,955**	135,706
有形固定資產	Tangible fixed assets	25		
－投資物業	– Investment properties		**231,447**	209,560
－其他物業、機械及設備	– Other properties, plants and equipment		**1,506,041**	1,563,010
商譽	Goodwill	26	**847,422**	847,713
可收回本期税項	Current tax recoverable	7(c)	**1,211**	5,381
遞延税項資產	Deferred tax assets	7(d)	**7,986**	27,950
總資產	Total assets		**104,322,616**	95,448,104
股東權益及負債	**EQUITY AND LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	27 & 33	**1,703,026**	1,209,582
客戶之存款	Deposits from customers	28 & 33	**85,673,452**	78,569,161
已發行之存款證	Certificates of deposit issued	29 & 33	**3,824,339**	4,616,090
買賣用途負債	Trading liabilities	30	**865,962**	8,628
應付本期税項	Current tax payable	7(c)	**102,798**	63,381
遞延税項負債	Deferred tax liabilities	7(d)	**91,570**	64,953
其他賬項及準備	Other accounts and provisions	31	**1,203,530**	975,122
借貸資本	Loan capital	32 & 33	**2,519,888**	2,526,485
總負債	Total liabilities		**95,984,565**	88,033,402
股本	Share capital	34	**294,021**	293,911
儲備	Reserves	35	**8,021,919**	7,100,907
股東資金	Shareholders' funds		**8,315,940**	7,394,818
少數股東權益	Minority interests		**22,111**	19,884
股東權益總額	Total equity		**8,338,051**	7,414,702
總股東權益及負債	Total equity and liabilities		**104,322,616**	95,448,104

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼高級總經理*	**Michael Y S Fung**	*Director and Senior General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第56頁至第205頁之附註構成本年結一部份。

The notes on pages 56 to 205 form part of these accounts

資產負債表

Balance Sheet

二零零五年十二月三十一日結算
（以港幣千元位列示）

As at 31st December, 2005
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	**2005**	2004 (重報) (restated)
資產	**ASSETS**			
現金及短期資金	Cash and short-term funds	13	**18,744,775**	19,990,535
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	14 & 33	**2,629,507**	1,408,389
貿易票據已減除減值準備	Trade bills less impairment allowances	15 & 33	**412,544**	387,243
存款證	Certificates of deposit held	16 & 33	**-**	30,000
買賣用途資產	Trading assets	17	**929,710**	18,894
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	18	**5,924,424**	-
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	19(a)	**43,220,921**	39,768,427
附屬公司欠款	Amounts due from subsidiaries		**6,074,285**	4,985,038
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	21	**15,249,952**	18,382,534
非持作買賣用途證券	Non-trading securities	22	**-**	1,407,308
附屬公司投資	Investments in subsidiaries	23	**682,707**	633,416
聯營公司投資	Investments in associated companies	24	**174,000**	174,000
有形固定資產	Tangible fixed assets	25		
— 投資物業	– Investment properties		**18,300**	13,100
— 其他物業、機械及設備	– Other properties, plants and equipment		**1,150,192**	1,194,996
商譽	Goodwill	26	**847,422**	847,422
遞延稅項資產	Deferred tax assets	7(d)	**3,479**	9,324
總資產	Total assets		**96,062,218**	89,250,626
股東權益及負債	**EQUITY AND LIABILITIES**			
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	27 & 33	**1,694,613**	1,205,409
客戶之存款	Deposits from customers	28 & 33	**67,902,897**	63,098,291
已發行之存款證	Certificates of deposit issued	29 & 33	**3,829,252**	4,621,145
買賣用途負債	Trading liabilities	30	**869,748**	8,628
應付本期稅項	Current tax payable	7(c)	**57,750**	20,206
遞延稅項負債	Deferred tax liabilities	7(d)	**69,251**	49,508
其他賬項及準備	Other accounts and provisions	31	**809,857**	566,239
附屬公司存款	Amounts due to subsidiaries		**14,201,751**	13,641,108
總負債	Total liabilities		**89,435,119**	83,210,534
股本	Share capital	34	**294,021**	293,911
儲備	Reserves	35	**6,333,078**	5,746,181
股東權益總額	Total equity		**6,627,099**	6,040,092
總股東權益及負債	Total equity and liabilities		**96,062,218**	89,250,626

馮鈺斌	*董事長兼行政總裁*	**Patrick Y B Fung**	*Chairman and Chief Executive*
王家華	*董事兼副行政總裁*	**Frank J Wang**	*Director and Deputy Chief Executive*
馮鈺聲	*董事兼高級總經理*	**Michael Y S Fung**	*Director and Senior General Manager*
何志偉	*董事兼秘書*	**Louis C W Ho**	*Director and Secretary*

第56頁至第205頁之附註構成本年結一部份。

The notes on pages 56 to 205 form part of these accounts

綜合股東權益變更表

Consolidated Statement of Changes in Equity

二零零五年十二月三十一日全年結算
（以港幣千元位列示）

For the year ended 31st December, 2005
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	2005	2004 (重報) (restated)
股東資金(已於十二月三十一日呈報)	Shareholders' funds (as previously reported as at 31st December)		**7,403,887**	6,686,881
少數股東權益（已於十二月三十一日在股東權益及負債分別呈報)	Minority interests (as previously presented separately from equity and liabilities as at 31st December)		**19,884**	18,292
已於一月一日呈報之股東權益總額	Total equity as at 1st January as previously reported		**7,423,771**	6,705,173
一會計政策變更引致之往年調整	– prior year adjustments arising from change in accounting policies	4(a)(i)	**(9,069)**	-
已重報但未包括期初結餘調整	As restated, before opening balance adjustments		**7,414,702**	6,705,173
一會計政策變更引致之期初結餘調整	– opening balance adjustments arising from change in accounting policies	35	**187,336**	-
於一月一日已包括往年及期初結餘調整之股東權益總額	Total equity as at 1st January, after prior year and opening balance adjustments		**7,602,038**	6,705,173
已扣除遞延税項之重估非持作買賣用途證券之未實現收益	Unrealised gains on revaluation of non-trading securities after deferred tax charge	35	**-**	4,393
已計入遞延税項之重估可供銷售金融資產之未實現虧損	Unrealised losses on revaluation of available-for-sale financial assets after deferred tax credit	35	**(20,650)**	-
出售可供銷售金融資產	Realisation on disposal of available-for-sale financial assets	35	**7,424**	-
重估投資物業之未實現收益	Unrealised gains on revaluation of investment properties	35	**-**	11,809
投資物業重估儲備中已計入之遞延税項	Deferred tax credited to investment properties revaluation reserve	35	**-**	10,933
出售投資物業	Disposal of investment properties	35	**-**	(10,020)
重估銀行行址之未實現收益	Unrealised gains on revaluation of bank premises	35	**9,297**	-
銀行行址重估儲備中已計入之遞延税項	Deferred tax credited to bank premises revaluation reserve	35	**2,900**	122
換算調整	Exchange adjustments	35	**(759)**	42
已呈報之直接於股東權益內確認之淨(支出)／收入	Net (expenses)/income recognised directly in equity as previously reported		**(1,788)**	17,279
一會計政策變更引致之往年調整	– prior year adjustment in respect of change in accounting policies	35	**-**	(12,669)
已重報之直接於股東權益內確認之淨(支出)／收入	Net (expenses)/income recognised directly in equity as restated		**(1,788)**	4,610
已呈報之本銀行股東應得之溢利	Profit attributable to the shareholders as previously reported		**-**	1,168,021
已呈報之少數股東權益所佔之溢利	Profit attributable to minority interests as previously reported		**-**	1,592
已呈報之年內純利	Net profit for the year as previously reported		**-**	1,169,613
一會計政策變更引致之往年調整	– prior year adjustment in respect of change in accounting policies	4(a)(i)	**-**	(1,332)
年內純利(二零零四年：已重報)	Net profit for the year (2004: as restated)		**1,350,945**	1,168,281
年內已確認之收支總額	Total recognised income and expenses for the year		**1,349,157**	1,172,891
已派股息	Dividends paid	35	**(626,149)**	(473,196)
根據認股權計劃發行之股份款項	Proceeds on shares issued under share option scheme		**4,010**	3,298
認股權計劃之會計政策變更	Change in accounting policy in share option scheme	4(a)(i)	**-**	4,932
僱員獎勵計劃及認股權計劃之股本溢價	Share premium under Employee Incentive Plan and share option scheme	35	**8,995**	1,604
於十二月三十一日之股東權益總額	Total equity as at 31st December		**8,338,051**	7,414,702
年內已確認之收支總額可分配予：	Total recognised income and expenses for the year attributable to:			
本銀行股東	Shareholders of the Bank		**1,346,930**	1,171,299
少數股東權益	Minority interests		**2,227**	1,592
			1,349,157	1,172,891

第56頁至第205頁之附註構成本年結一部份。

The notes on pages 56 to 205 form part of these accounts.

綜合現金流量表

Consolidated Cash Flow Statement

二零零五年十二月三十一日全年結算
(以港幣千元位列示)

For the year ended 31st December, 2005
(Expressed in thousands of Hong Kong dollars)

		附註 Notes	**2005**	2004 (重報) (restated)
因營業活動而流入之現金淨額	Net cash inflow from operating activities	37(a)	**2,158,383**	4,924,832
投資活動	Investing activities			
購入持有至到期日及可供銷售金融資產	Purchase of held-to-maturity and available-for-sale financial assets		**(7,397,211)**	-
出售及贖回持有至到期日及可供銷售金融資產	Sale and redemption of held-to-maturity and available-for-sale financial assets		**6,603,467**	-
購入持有至到期日及非持作買賣用途證券	Purchase of held-to-maturity and non-trading securities		**-**	(18,670,472)
出售及贖回持有至到期日及非持作買賣用途證券	Sale and redemption of held-to-maturity and non-trading securities		**-**	15,880,750
收取聯營公司普通股股息	Ordinary dividends received from an associated company		**-**	2,080
收回商譽	Amount recovered of goodwill		**-**	66,864
支付商譽	Amount paid for goodwill		**-**	(4,441)
因收購附屬公司而流出之現金淨額	Net cash outflow from acquisition of subsidiary	37(c)	**(879)**	-
出售聯營公司	Sale of an associated company		**-**	3,990
聯營公司償還貸款	Loan repaid from associated companies		**-**	630
購入物業、機械及設備	Purchase of properties, plants and equipment		**(55,899)**	(151,290)
出售物業、機械及設備	Sale of properties, plants and equipment		**47,551**	61,485
因投資活動而流出之現金淨額	Net cash outflow from investing activities		**(802,971)**	(2,810,404)
融資	Financing			
行使認股權所發之新股	Issue of new shares under share option scheme		**4,010**	3,298
支付普通股股息	Ordinary dividends paid		**(626,149)**	(473,196)
支付借貸資本利息	Interest paid on loan capital		**(134,148)**	(134,514)
因融資活動而流出之現金淨額	Net cash outflow from financing activities		**(756,287)**	(604,412)
現金及等同現金項目增額	Increase in cash and cash equivalents		**599,125**	1,510,016
現金及等同現金項目於一月一日結餘	Cash and cash equivalents at 1st January		**20,375,662**	18,862,071
因匯率折算而引致之借貸資本結餘差額	Effects of exchange rate changes on the balance of subordinated debts		**(6,597)**	3,575
現金及等同現金項目於十二月三十一日結餘	Cash and cash equivalents at 31st December		**20,968,190**	20,375,662
源自經營業務活動現金流量包括：	Cash flows from operating activities included:			
利息收入	Interest received		**4,122,265**	2,819,640
利息支出	Interest paid		**2,020,871**	844,608
股息收入	Dividend income		**8,038**	10,090
現金及等同現金項目之分析	Analysis of the balances of cash and cash equivalents	37(b)		
現金及存放銀行同業及其他金融機構	Cash and balances with banks and other financial institutions		**1,724,925**	1,303,218
通知及短期存放	Money at call and short notice		**16,638,711**	17,764,627
政府債券	Treasury bills		**760,393**	183,942
原本期限為一至三個月之定期存放銀行同業及其他金融機構款項	Placements with banks and other financial institutions with an original maturity between one and three months		**1,844,161**	1,123,875
			20,968,190	20,375,662

第56頁至第205頁之附註構成本年結一部份。

The notes on pages 56 to 205 form part of these accounts.

二零零五年十二月三十一日全年結算
（以港幣千元位列示）

For the year ended 31st December, 2005
(Expressed in thousands of Hong Kong dollars)

1. 主要業務

本銀行及其附屬公司之主要業務為經營銀行及有關之財務服務。

1. PRINCIPAL ACTIVITIES

The Bank and its subsidiaries are engaged in commercial banking and related financial services.

2. 主要會計政策

(a) 符合指引聲明

本賬項的編製，是按照香港會計師公會發出的所有適用的香港財務報告準則（其統稱已包括所有個別適用的香港財務報告準則、香港會計準則及詮釋）、香港普遍接納的會計原則和香港《公司條例》的要求。本賬項亦符合香港聯合交易所有限公司證券上市規則有關的披露規定及香港金融管理局發出之監管政策手冊內有關「本地註冊認可機構披露財務資料」之要求。本集團採納的主要會計政策簡列如下。

香港會計師公會頒佈多項於二零零五年一月一日或之後會計期間生效或可提早採納之新訂及經修訂香港財務報告準則。董事會已決定按照現時已頒佈之香港財務報告準則為基準，採納之會計政策，以編製本集團賬項。因首次採納新增及經修訂的香港財務報告準則引致會計政策變動反映在本年及往年會計期間的賬項，已詳載於附註4內。

2. PRINCIPAL ACCOUNTING POLICIES

(a) Statement of compliance

The accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs"), and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the module on "Financial Disclosure by Locally Incorporated Authorised Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January, 2005. The Board of Directors has determined the accounting policies to be adopted in the preparation of these accounts, on the basis of HKFRSs currently in issue. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs for the current and prior accounting years reflected in these accounts is provided in note 4.

2. 主要會計政策(續)

(b) 賬項編製基礎

浙江第一銀行有限公司(「浙一」)已根據《永亨銀行有限公司(合併)條例》於二零零四年八月九日起與本銀行合併。此條例賦予所有屬於香港境內及受香港法律約束的浙一資產及負債轉移予本銀行。本銀行截至二零零四年十二月三十一日止的賬項,已根據此條例將浙一有關業務於二零零四年一月一日轉歸本銀行的情況下編製。

編製本賬項是以原值成本為計算基礎,惟以下資產及負債是以公平價值誌入,其會計政策解釋如下:

- 分類為持作買賣用途、指定以公平價值誌入損益賬內及可供銷售之金融工具(附註2(f)(ii));
- 投資物業(附註2(l));
- 其他永久業權土地及樓宇(附註2(l));及
- 其他租賃土地及樓宇,當中如有公平價值在租賃期開始時無法明確分為租賃土地及樓宇兩部份,則將整項租賃分類為融資租賃(附註2(l)及2(m))。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(b) Basis of preparation of the accounts

With effect from 9th August, 2004, Chekiang First Bank Limited ("CFB") has been merged with the Bank through The Wing Hang Bank Limited (Merger) Ordinance, under which all the assets and liabilities situated in Hong Kong and the rights and obligations of CFB as expressly governed by Hong Kong law have been transferred to the Bank. By virtue of this Ordinance, the accounts of the Bank for the year ended 31st December, 2004 were prepared as if the undertaking of CFB had vested in the Bank on 1st January, 2004.

The measurement basis used in the preparation of the accounts is historical cost except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

- financial instruments classified as trading, designated at fair value through profit or loss and available-for-sale (note 2(f)(ii));
- investment property (note 2(l));
- other freehold land and buildings (note 2(l)); and
- other leasehold land and buildings, for which the fair values cannot be allocated reliably between the two elements at the inception of the lease and the entire lease is classified as finance lease (note 2(l) and 2(m)).

2. 主要會計政策(續)

(b) 賬項編製基礎(續)

在編製財務報表時,按照香港財務報告準則,管理層須作判斷、估計及假設從而影響政策實施,資產和負債,收入與支出之呈報金額。有關估計及假設乃按過往情況合理地相信,根據過往之經驗及其他因素,作出判斷那些未能從其他方面確定的資產及負債的賬面值。實際結果可能與此等估計不盡相同。有關估計及假設須不斷檢討。若修訂只影響該修訂期,會計估計的修訂會於該修訂期內確認;或如該修訂影響本期及未來會計期,則於修訂期及未來會計期確認。

在附註3內,已詳載管理層判斷及應用香港財務報告準則對下年度的財務報表及估計有重大影響及重大的調整風險。

(c) 附屬公司及受控企業投資

根據香港《公司條例》附屬公司是指一家本集團直接或間接持有其過半數已發行股本,或控制其過半數投票權,或控制其董事會組成的公司。倘本銀行有權直接或間接管治其財政及營運政策而從其業務中獲取利益,則被列為受控附屬公司。

受控附屬公司之投資乃於綜合賬目中綜合處理,除非收購及持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力,在此情況下,其將以公平價值於綜合資產負債表中列賬,而其公平價值的變動則於投資重估儲備賬內確認。年內所收購之各附屬公司之業績於收購之日起計入綜合損益計算表中。

2. **PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)***

(b) Basis of preparation of the accounts (continued)

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 3.

(c) Investments in subsidiaries and controlled enterprises

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the Board of Directors. Subsidiaries are considered to be controlled if the Bank has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The results of subsidiaries acquired during the year are included in the consolidated profit and loss account from the date of their acquisition.

2. 主要會計政策(續)

(c) 附屬公司及受控企業投資(續)

集團間之結餘及交易,及任何集團間之交易而產生之未實現溢利均於編製綜合賬目時悉數抵銷,集團間交易產生之未實現虧損與未實現溢利予以抵銷,惟僅至無減值之證明出現。

於結算日,少數股東權益指非為本銀行直接或間接地通過附屬公司持有的應佔附屬公司的淨資產的部份,仍獨立列於綜合資產負債表及股東權益變更表內的股東權益總額列示。少數股東權益佔集團年度內溢利在綜合損益賬可分配為少數股東權益及本銀行股東應佔權益呈報。

如果少數股東應佔的虧損超過其所佔附屬公司資產淨值的權益,超額部分和任何屬於少數股東的進一步虧損便於集團所佔權益支付;但如少數股東須承擔具有約束力的義務並有能力增加投資彌補虧損則除外。如該附屬公司其後溢利會分配予集團,直至集團收回以往少數股東應佔虧損為止。

於本銀行之資產負債表中,附屬公司之投資乃以成本減任何減值虧損(附註2(p))列賬,除非收購及獨家持有之目的為於不久將來作出售或因於嚴緊之長期限制下經營而嚴重影響其向本集團轉撥資金之能力,在此情況下,其將以公平價值記賬,而其公平價值的變動則於投資重估備儲賬內確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(c) Investments in subsidiaries and controlled enterprises (continued)

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Bank, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within total equity, separately from equity attributable to the shareholders of the Bank. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the shareholders of the Bank.

Where losses applicable to the minority exceed the minority interests in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed to the Group has been recovered.

In the Bank's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (note 2(p)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

2. 主要會計政策(續)

(d) 聯營公司

聯營公司為本集團或本銀行對其管理有重大影響之公司，包括參與其財政及營運政策之決定，但非控制或共同控制之公司除外。

聯營公司投資是以權益會計法在綜合賬目內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司的淨資產。但如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按公平價值記賬，而其公平價值的變動於投資重估儲備賬內確認。按照附註2(p)，綜合損益賬反映出年內本集團所佔聯營公司於收購後的業績及是年度確認之有關聯營公司投資之商譽減值。

除本集團對該聯營公司作具法律或推定義務或替該公司償付的承擔外，當本集團應佔該聯營公司的虧損超出按權益會計法計算本集團應佔該聯營公司之權益時，超出的虧損將不被確認，而本集團應佔該聯營公司之權益將被減值至零。因此，按權益會計法計算本集團應佔該聯營公司權益乃按權益會計法計算投資賬面值及本集團投資於該聯營公司其他長期權益。

本集團與聯營公司之間交易所產生的未實現損益，均按本集團於聯營公司所佔的權益比率抵銷，但如能證明已轉讓資產出現減值損失而產生未實現虧損，則這些未實現虧損會即時在損益計算表內確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(d) Associated companies

An associated company is an entity in which the Group or Bank has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associated company is accounted for in the consolidated accounts under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associated company's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise. The consolidated profit and loss account reflects the Group's share of the post-acquisition results of the associated companies for the year, including any impairment loss on goodwill relating to the investment in associates recognised for the year (note 2(p)).

When the Group's share of losses exceeds its interest in the associated company accounted for under equity method, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associated company. For these purposes, the Group's interest in the associated company accounted for under equity method is the carrying amount of the investment under equity method together with the Group's other long-term interests that in substance form part of the Group's net investment in the associated company.

Unrealised profits and losses resulting from transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated company, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the profit and loss account.

2. 主要會計政策(續)

(d) 聯營公司(續)

本銀行資產負債表所列示的聯營公司投資，是按投資成本減去其減值虧損(附註2(p))後記賬。但如購入並持有這些投資的唯一目的是在短期內將之出售，或是在嚴緊之長期限制下經營，以致其向本銀行轉移資金的能力嚴重受損，則這些投資會按其公平價值記賬，而其公平價值的變動則於投資重估儲備賬內確認。

(e) 商譽

賬項綜合計算時所產生的正商譽是指收購成本超過本集團佔所收購之資產、負債及或然負債之公平價值的數額。至於受控附屬公司，其正商譽是按成本減去任何減值虧損(附註2(p))後，記入綜合資產負債表。而在購入聯營公司，其正商譽成本減任何減值虧損(附註2(p))已包括於聯營公司投資的賬面值內。

如於年內出售受控附屬公司或聯營公司，出售損益的計算已包括任何應佔購入商譽的數額。

(f) 金融工具

(i) 初始確認

本集團根據收購資產或負債之目的，於初始期分類金融工具為不同種類。種類包括以公平價值誌入損益賬、貸款和應收賬款、持有至到期日投資、可供出售金融資產及其他金融負債。

金融工具於初始時按公平價值計算，而公平價值大致與交易價相同。此外，如金融資產或金融負債不屬於以公平價值誌入損益賬內之類別，則須包括購入或發行金融資產或金融負債而直接產生的交易成本。以公平價值誌入損益賬內之金融資產或金融負債之交易成本則立即支銷。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(d) Associated companies (continued)

In the Bank's balance sheet, its investments in associated companies are stated at cost less impairment losses (note 2(p)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the Bank, in which case, it is stated at fair value with changes in fair value recognised in the investment revaluation reserve as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets, liabilities and contingent liabilities acquired. In respect of controlled subsidiaries, positive goodwill is stated in the consolidated balance sheet at cost less any impairment losses (note 2(p)). In respect of acquisition of associated companies, the cost of positive goodwill less any impairment losses (note 2(p)) is included in the carrying amount of the investments in associated companies.

On disposal of a controlled subsidiary or an associated company during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(f) Financial instruments

(i) Initial recognition

The Group classifies its financial instruments into different categories at inception, depending on the purpose for which the assets were acquired or the liabilities were incurred. The categories are: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

Financial instruments are measured initially at fair value, which normally will be equal to the transaction price, plus, in case of a financial asset or financial liability not held at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs on financial assets and financial liabilities at fair value through profit or loss are expensed immediately.

2. 主要會計政策(續)

(f) 金融工具(續)

(i) 初始確認(續)

當本集團成為金融工具合約其中一方訂約時，須確認為金融資產和金融負債。購買金融資產按交易日會計法予以確認。該等金融資產及金融負債的公平價值變動產生的盈利及虧損由該日起計算。

(ii) 分類

以公平價值誌入損益賬

此類別包括持作買賣用途和初始時被指定為以公平價值誌入損益賬的金融資產及金融負債，但不包括沒有市價的股份投資，而其公平價值是不能夠可靠計量的。

作交易用途的金融工具包括金融資產及金融負債，購入或招致主要用作短期出售或作為金融工具組合的一部分，該組合是整體管理的，及有證據顯示近期有短期出售以賺取利潤的模式。不具有效對沖作用的衍生工具(附註2(h))，分類為持作買賣用途工具。

指定為以公平價值誌入損益賬的金融工具主要包括含衍生工具的證券而該衍生工具之特性及風險與主合約並非緊密關連的。

屬於此類別的金融資產及負債按公平價值入賬。公平價值變動所產生之已實現盈利及虧損以及未實現之盈利及虧損，於期內已包括在損益賬內。於出售或重購時，出售淨所得或淨支付款項與賬面值的差額計入損益賬內。

2. **PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)***

(f) Financial instruments (continued)

(i) Initial recognition *(continued)*

The Group recognises financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instrument. A regular way purchase of financial assets is recognised using trade date accounting. From this date, any gains and losses arising from changes in fair value of the financial assets or financial liabilities are recorded.

(ii) Classification

Fair value through profit or loss

This category comprises financial assets and financial liabilities held for trading, and those designated at fair value through profit or loss upon initial recognition, but excludes those investments in equity instruments that do not have a quoted market price and whose fair value cannot be reliably measured.

Trading financial instruments are financial assets or financial liabilities which are acquired or incurred principally for the purpose of trading, or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Derivatives that do not qualify for hedge accounting (note 2(h)) are accounted for as trading instruments.

Financial instruments designated at fair value through profit or loss primarily consist of securities with embedded derivatives that the characteristics and risks of the embedded derivatives are not closely related to the host contracts.

Financial assets and liabilities under this category are carried at fair value. Realised gains and losses, and unrealised gains and losses arising from changes in the fair value are included in the profit and loss account in the period in which they arise. Upon disposal or repurchase, the difference between the net sale proceeds or net payment and the carrying value is included in the profit and loss account.

2. 主要會計政策(續)

(f) 金融工具(續)

(ii) 分類(續)

貸款和應收賬款

貸款和應收賬款為固定或可確定付款金額及沒有活躍市場報價的非衍生金融資產，但不包括(1)本集團有計劃即時或於短期內出售而被分類為持有作交易用途；(2)於初始期已被本集團指定為該入損益賬內以公平價值或可供出售；或(3)有可能本集團不能收回大部分初始投資，但不包括因信貸變壞的原因，將會分類為可供出售。貸款和應收賬款主要包括客戶貸款以及定期存放銀行同業及其他金融機構。

證券分類為貸款和應收賬款，包括由客戶發行的證券，而該客戶為本集團批發銀行業務中有借貸關係的相同客戶。作出信貸證券的投資決定與貸款的信貸審批程序相同，尤如本集團須承擔等同一客戶貸款的風險。另外，回報及到期日條款普遍是透過本集團與客戶直接磋商。此類證券包括商業票據、短期債券及由借款人發行的優先股份。

貸款、應收賬款和證券分類為貸款和應收賬款按有效利率方法計算攤銷成本並減除減值準備(附註2(p))(如適用)，並於損益賬內確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Financial instruments (continued)

(ii) Classification *(continued)*

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than (1) those that the Group intends to sell immediately or in the near term, which will be classified as held for trading; (2) those that the Group, upon initial recognition, designates at fair value through profit or loss or as available-for-sale; or (3) those where the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which will be classified as available-for-sale. Loans and receivables mainly comprise loans and advances to customer and placements with banks and financial institutions.

Securities classified as loans and receivables typically comprise of securities issued by the same customers with whom the Group has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as loans, and the Group bears the same customer risk as it does for loans extended to those customers. Additionally the yield and maturity terms are generally directly negotiated by the Group with the issuer. These securities include commercial paper, short term debentures and preference shares issued by the borrower.

Loans and receivables and securities classified as loans and receivables are carried at amortised cost using the effective interest method, less impairment allowances (note 2(p)), if any, and are accounted for in the profit and loss account.

2. 主要會計政策(續)

(f) 金融工具(續)

(ii) 分類(續)

持有至到期日投資

持有至到期日投資包括有固定或可確定付款金額及有固定期限的非衍生金融資產，而本集團有明確意向和能力持有至到期日，但不包括(1)本集團於初始時已指定為以公平價值誌入損益賬內或可供出售，及(2)符合貸款和應收賬款之定義之項目。

持有至到期日投資採用有效利率方法計算攤銷成本並減除減值準備(附註2(p))(如適用)入賬。

可供出售金融資產

可供出售金融資產為被指定為可供出售的非衍生金融資產，或並非分類為以上三種類別的金融資產。它包括計劃作不定期限持有的金融資產。但可能因應流動資金之需要或市場環境轉變而出售。沒有活躍市場報價的股份工具投資而其公平值是不能夠可靠計量的，按成本並減除減值準備(附註2(p))(如適用)入賬。

可供出售金融資產按公平價值列賬。除如債務證券的幣值所引致的外匯盈虧須在損益計算表確認外，因公平價值變動而產生之未實現盈利及虧損直接在投資重估儲備內確認。

當可供出售金融資產出售時，出售所得款項與賬面值的差額及在股東權益內的累計公平價值調整，在出售時視作盈利或虧損並計入損益賬內。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Financial instruments (continued)

(ii) Classification *(continued)*

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity where the Group has the positive intention and ability to hold to maturity, other than (1) those that the Group, upon initial recognition, designates as at fair value through profit or loss or as available for sale; and (2) those that meet the definition of loans and receivables.

Held-to-maturity investments are carried at amortised cost using the effective interest method less impairment losses (note 2(p)), if any.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated at available-for-sale or are not classified in any of the other three categories above. It includes financial assets intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are carried at cost less impairment losses, if any (note 2(p)).

Available-for-sale financial assets are carried at fair value. Unrealised gains and losses arising from changes in the fair value are recognised directly in the investment revaluation reserve, except for foreign exchange gains and losses on monetary items such as debt securities which are recognised in the profit and loss account.

When the available-for-sale financial assets are sold, the difference between the net sale proceeds and the carrying value, and the accumulated fair value adjustments in the equity are treated as gains or losses on disposal.

2. 主要會計政策（續）

(f) 金融工具（續）

(ii) 分類（續）

其他金融負債

除交易用途及以公平價值誌入損益賬的金融負債外，其他金融負債按有效利率方法計算攤銷成本入賬。

(iii) 計量公平價值之原則

金融工具的公平價值按結算日之市場價值，但未扣除於將來估計出售成本。金融資產按現有買入價釐定價格，而金融負債則按現有賣出價釐定價格。

如未能從認可證券交易所或經紀／交易商獲得之非交易所買賣的金融工具市場報價，又或該市場並不活躍，此工具的公平價值按估值模式估值，而該估值模式可根據市場實際交易提供可靠的估計價格。

當採用現金流量折讓價格模式，估計將來現金流量，按管理層的最佳估計及採用的貼現率在結算日適用於相同條款工具的市場利率。當採用其他價格模式時，則按結算日的市場價格資料計入。

非交易所買賣的衍生工具之公平價值按本集團在結算日終止合約後可收取或須支付的金額估計，並已考慮當時市況及合約的另一方之信貸狀況。例如遠期合約的公平價值是取決於估計日後現金流量的現值，以估值日之適用市場利率折讓。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Financial instruments (continued)

(ii) Classification *(continued)*

Other financial liabilities

Financial liabilities, other than trading liabilities and those designated at fair value through profit or loss, are measured at amortised cost using the effective interest method.

(iii) Fair value measurement principles

The fair value of financial instruments is based on their quoted market prices at the balance sheet date without any deduction for estimated future selling costs. Financial assets are priced at current bid prices, while financial liabilities are priced at current asking prices.

If a quoted market price is not available on a recognised stock exchange or from a broker/dealer for non-exchange-traded financial instruments or publicly available latest traded price, or if the market for it is not active, the fair value of the instrument is estimated using valuation techniques that provide a reliable estimate of prices which could be obtained in actual market transactions.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market rate at the balance sheet date applicable for an instrument with similar terms and conditions. Where other pricing models are used, inputs are based on market data at the balance sheet date.

The fair value of derivatives that are not exchange-traded is estimated at the amount that the Group would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties. Specifically, the fair value of a forward contract is determined as the present value of estimated future cash flows, discounted at appropriate market rates on the valuation date.

2. 主要會計政策(續)

(f) 金融工具(續)

(iv) 終止確認

當從金融資產獲得現金流量的法定權利屆滿或已將重大風險及回報擁有權同時轉移後，金融資產被終止確認。

本集團採用加權平均法以釐定在終止確認時須在損益賬確認的已實現溢利和虧損。

當合約的義務已被履行、取消或期滿，金融負債被終止確認。

(v) 抵銷

如具法定權利抵銷確認金額及計劃以淨額結算，或同時變賣資產以償還負債，金融資產和金融負債互相抵銷，而在資產負債表內以淨額列示。

(vi) 嵌入衍生工具

嵌入衍生工具屬於一種混合(結合)式工具的組成部分，該工具包括衍生工具及一主要合約，並可改變該結合式工具的現金流量，其作用類似一張獨立的衍生工具。當(1)該嵌入衍生工具的經濟特性及風險與主要合約並非緊密關連的；及(2)混合(結合)式工具並非按公平價值計量及將公平價值變動於損益賬內確認，嵌入衍生工具將與主要合約分開並按衍生工具入賬。當嵌入衍生工具被分開處理，主要合約按財務報表之會計政策入賬。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(f) Financial instruments (continued)

(iv) Derecognition

A financial asset is derecognised when the contractual rights to receive the cash flows from the financial asset expire, or where the financial asset together with substantially all the risks and rewards of ownership, have been transferred.

The Group uses the weighted average method to determine realised gains and losses to be recognised in profit or loss on derecognition.

A financial liability is derecognised when the obligation specified in the contract is discharged, cancelled or expires.

(v) Offsetting

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet where there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

(vi) Embedded derivatives

An embedded derivative is a component of a hybrid (combined) instrument that includes both the derivative and a host contract with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. The embedded derivatives are separated from the host contract and accounted for as a derivative when (1) the economic characteristics and risks of the embedded derivative are not closely related to the host contract; and (2) the hybrid (combined) instrument is not measured at fair value with changes in fair value recognised in the profit and loss account. When the embedded derivative is separated, the host contract is accounted for in accordance with the accounting policies for financial instruments.

2. 主要會計政策（續）

(g) 回購及反回購交易

根據以固定價格於若干日後回購該等證券之接續協議（「回購協議」）之證券仍於賬項內保留並按其原先原則計算。銷售之所得款項乃列作負債及以攤銷成本入賬。

根據重售協議購入的證券（「反回購協議」）並非列作證券購買而列作應收款項並以攤銷成本計入資產負債表。

於反向回購協議中賺取的利息及於回購協議中產生的利息分別確認為利息收入或利息開支，並於協議年期內以有效利率方法計算。

(h) 對沖

對沖之會計處理方法確認對沖工具及對沖項目之公平價值變動於損益賬內有抵銷作用。本集團同時於對沖交易開始及往後期間，記錄及評估其對沖交易之金融工具能否有效地抵銷對沖項目所產生之公平價值或現金流量變動之風險。倘(1)對沖工具已出售、終止或行使；(2)對沖不再符合對沖會計法的標準；或(3)本集團撤銷指定，則本集團終止採用對沖會計法。

(i) 公平價值對沖

公平價值對沖用作抵銷現行資產或負債之公平價格變動產生之收益或虧損須在損益賬確認。

對沖工具按公平價值入賬，而公平價值的變動在損益賬確認。被對沖項目的賬面值按對沖工具所對沖工具的公平價值變動予以調整。此調整在損益賬確認，抵銷對沖工具產生的收益和虧損。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(g) Repurchase and reverse repurchase transactions

Securities sold subject to a simultaneous agreement to repurchase these securities at a certain later date at a fixed price (repurchase agreements) are retained in the accounts and measured in accordance with their original measurement principles. The proceeds from the sale are reported as liabilities and are carried at amortised cost.

Securities purchased under agreements to resell (reverse repurchase agreements) are reported not as purchases of the securities, but as receivables and are carried in the balance sheet at amortised cost.

Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognised as interest income or interest expense, over the life of each agreement using the effective interest rate method.

(h) Hedging

Hedge accounting recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item. The Group assesses and documents whether the financial instruments that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks both at hedge inception and on an ongoing basis. The Group discontinues prospectively hedge accounting when (1) the hedging instrument expires or is sold, terminated or exercised; (2) the hedge no longer meets the criteria for hedge accounting; or (3) the Group revokes the designation.

(i) Fair value hedge

A fair value hedge seeks to offset risks of changes in the fair value of recognised asset or liability that will give rise to a gain or loss being recognised in the profit and loss account.

The hedging instrument is measured at fair value, with fair value changes recognised in the profit and loss account. The carrying amount of the hedged item is adjusted by the amount of the changes in fair value of the hedging instrument attributable to the risk being hedged. This adjustment is recognised in the profit and loss account to offset the effect of the gain or loss on the hedging instrument.

2. 主要會計政策(續)

(h) 對沖(續)

(ii) 現金流量對沖

當衍生金融工具被指定用於對沖已確認資產或負債的不既定現金流量或可能發生的預期交易，或已承諾未來交易之外匯風險，衍生金融工具所產生的收益和虧損有效部份在股東權益確認。無效部份之收益及虧損將在損益賬內即時確認。

如果預期交易的對沖其後導致了金融資產或金融負債的確認，在股東權益中確認的相關損益如收購的資產或債務之損益按期重新在損益賬內確認。如果預期交易的對沖其後導致了非金融資產或非金融負債的確認，於股東權益中的相關損益將其包括在非金融資產或負債的初始成本或其他賬面價值中。

股東權益內累積的現金流量對沖之損益金額將按期轉往相關之對沖項目損益賬內。

當對沖金融工具售出、終止或已行使時，或本集團撤銷指定對沖關係但對沖預計的交易預期將落實進行，股東權益中的累積損益仍會繼續保留在股東權益內，並於交易進行時根據上述政策確認。如預計的交易預期不會落實進行，股東權益所列的未實現累積損益將隨即撥入損益賬內。

2. **PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)***

(h) Hedging (continued)

(ii) Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, or the foreign currency risk of a committed future transaction, the effective part of any gain or loss on the derivative financial instrument in relation to the hedged risk is recognised directly in equity. The ineffective part of any gain or loss is recognised immediately in the profit and loss account.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified in the profit and loss account in the same period or periods during which the asset acquired or liability assumed affects the profit and loss account. If the hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability.

For cash flow hedges of a recognised asset or liability, the associated cumulative gain or loss is removed from equity and recognised in the profit and loss account in the same period or periods during which the hedged cash flows affect the profit.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the profit and loss account.

2. 主要會計政策(續)

(h) 對沖(續)

(iii) 投資淨額對沖

海外業務淨投資對沖的列賬方式,與現金流量對沖的列賬方式相類似。對沖工具之有效對沖,其利潤及損益將於股東權益中列賬直至海外業務之出售,其時於股東權益賬之累積損益亦將撥入損益賬內。而無效部分即時撥入損益賬內。

(iv) 對沖效用測試

於展開對沖活動之始,本集團預期各項對沖活動必須極具效用(預計效用)以符合對沖會計法規定,並必須顯示繼續實際效用(追溯效用)。

有關各對沖關係之文件載有如何評估對沖之效用。本集團採納之對沖效用評估方法,將視乎其風險管理策略而定。

對於公平價值對沖關係,本集團採用累計價值抵銷法或回歸分析作為測試效用之方法。對於現金流量對沖關係,本集團利用假設衍生工具法,運用不同現金流量法或累計價值抵銷法之變動衡量。

就預計效用而言,對沖工具必須被預期為在劃定對沖期間內,能高度有效地抵銷對沖風險之公平價值或現金流量之變動。就實際效用而言,公平價值或現金流量之變動抵銷額在80%至125%範圍才被視為有效。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(h) Hedging (continued)

(iii) Net investment hedge

Hedges of net investment in foreign operations are accounted for similarly to cash flow hedges. The portion of the gain or loss on remeasurement of the hedging instrument that is determined to be an effective hedge is directly recognised in equity until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in the profit and loss account. The ineffective portion is recognised immediately in the profit and loss account.

(iv) Hedge effectiveness testing

The Group expects the hedge to be highly effective (prospective effectiveness) at the inception of the hedge to qualify for hedge accounting. Actual effectiveness (retrospective effectiveness) is also demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For fair value hedge relationships, the Group utilises the cumulative dollar offset method or regression analysis as effectiveness testing methodologies. For cash flow hedge relationship, the Group utilises the change in variable cash flow method or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the changes in fair value or cash flows must offset each other in the range of 80% to 125% for the hedge to be deemed effective.

2. 主要會計政策 *(續)*

(i) 收入確認

倘經濟利益有可能流向本集團，而收入和成本能夠可靠計量，則損益計算表收入確認如下：

(i) 利息收入

除分類為持作交易用途或指定為以公平價值誌入損益賬外，所有帶息金融工具的利息收入按有效利率方法於損益賬內確認為「利息收入」。

有效利率方法是一種計算攤銷成本及分配利息收入於相關期間的方法。有效利率是將金融工具在預計年期內產生之未來現金支出或收入折算為現值，或在較短期內折算為該金融工具賬面現值(如適用)。當計算有效利率時，本集團在估計現金流須考慮金融工具的所有合約條款(例如預先款項、認購期權及相似期權)，但不包括未來信貸損失。有效利率方法的計算包括所有合約對手之間的費用及點子支出或收入、交易成本及其他所有溢價或折扣。

減值之金融資產採用貼現利率來確認利息收入以及有關之減值準備。日後釋出的貼現準備則確認為利息收入。

指定為以公平價值誌入損益賬之金融工具的淨收入及淨交易收入包括所有金融資產及金融負債之公平價值變動產生的損益(減除應計利息)，以及屬於該等金融工具的利息收入、支出及股息收入。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(i) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) Interest income

Interest income for all interest-bearing financial instruments, except those classified as held for trading or designated at fair value through profit or loss, are recognised as "interest income" in the profit and loss account using the effective interest rate method.

The effective interest rate method is a method of calculating the amortised cost of a financial asset and of allocating the interest income over the relevant period. The effective interest rate that is the rate exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment, call and similar options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Interest will continue to be recognised on impaired financial assets using the interest rate for discounting future cash flows for the purpose of measuring the related impairment loss. Subsequent unwinding of discount allowance is recognised as interest income.

Net income from financial instruments designated at fair value through profit or loss and net trading income comprises all gains and losses from changes in fair value (net of accrued coupon) of such financial assets and financial liabilities, together with interest income and expense and dividend income attributable to those financial instruments.

2. 主要會計政策(續)

(i) 收入確認(續)

(ii) 費用及佣金收入

費用及佣金收入乃本集團提供財務服務，包括現金管理服務、經紀服務、投資服務及財務策劃、私人銀行服務、項目及結構性融資交易以及資產管理服務等所得收入。費用及佣金收入於相關服務提供時確認，收回持續向客戶提供服務之成本、或為客戶承擔風險、或屬利息性質之費用則除外。在該等情況下，費用會按成本或承擔風險之會計期間確認為收入及利息收入。

因本集團製造或購入金融資產而產生之原有或承擔服務費收入，須遞延及確認為有效利率之調整。如承擔期滿而本集團毋須貸款，該服務費於期滿時確認為收入。

(iii) 融資租賃及租購合約之財務收入

融資租賃及租購合約之財務收入按租賃年期確認為利息收入，以令每個會計年度期間剩餘的淨租賃投資回報大致相同。應收或然租金收入於賺取租金之會計期間確認為收入。

(iv) 經營租賃之租金收入

經營租賃之租金收入在租賃期內之會計年度以等額分期方式列入「其他營業收入」項內，但如有其他基準能更清楚地反映租賃資產所產生的收益模式則除外。租賃回贈於損益賬內確認為淨應收租賃之一部分。應收或然租金收入於賺取租金之會計期間確認為收入。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(i) Revenue recognition (continued)

(ii) Fee and commission income

Fee and commission income arises on financial services provided by the Group including cash management services, brokerage services, investment service and financial planning, personal banking services, project and structured finance transactions, and asset management services. Fee and commission income is recognised when the corresponding service is provided, except where the fee is charged to cover the costs of a continuing service to, or risk borne for, the customer, or is interest in nature. In these cases, the fee is recognised as income in the accounting period in which the costs or risk is incurred and is accounted for as interest income.

Origination or commitment fees received by the Group which result in the creation or acquisition of a financial asset are deferred and recognised as an adjustment to the effective interest rate. If the commitment expires without the Group making a loan, the fee is recognised as revenue on expiry.

(iii) Finance income from finance lease and hire purchase contract

Finance income implicit in finance lease and hire purchase payments is recognised as interest income over the period of the leases so as to produce an approximately constant periodic rate of return on the outstanding net investment in the leases for each accounting period. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

(iv) Rental income from operating lease

Rental income received under operating leases is recognised as other operating income in equal instalments over the accounting periods covered by the lease term, except where an alterative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the profit and loss accounts as an integral part of the aggregate net lease payments receivable. Contingent rentals receivable are recognised as income in the accounting period in which they are earned.

2. 主要會計政策(續)

(i) 收入確認(續)

(v) 股息收入

非上市投資股息收入在股東收取權被確立時才予以確認。上市投資股息收入則在該投資的股價除息時才被確認。

(j) 入息稅項

入息稅項包括是年應繳稅項及遞延稅項資產及負債之增減。是年度稅項及遞延稅項資產及負債之增減均於損益賬內支銷，除非與儲備項目有關之遞延稅項增減，則在儲備賬內支銷。

本年度應繳稅項是按應課稅利潤以結算日已立法或實則生效之稅率計算，以及上年度應繳稅項之調整。

遞延稅項資產及負債是由財務報表之資產及負債之賬面值及課稅基礎值兩者間的暫時性差額而產生。遞延稅項資產亦可來自未扣減之稅務虧損及未運用之稅務優惠。

因課稅暫時差額而產生之所有遞延稅項負債，在一般情況下應全數確認。而遞延稅項資產則應在預期可取得足夠應課稅溢利扣減之情況下，方予以確認。

遞延稅項是按預期該等稅項負債或資產需清付或扣減時所適用之稅率計算。遞延稅項資產及負債毋須計算折現值。遞延稅項資產及負債結餘，須在結算日檢討。若預期沒有足夠應課稅溢利以供稅務扣減，則須減低遞延稅項資產額。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(i) Revenue recognition (continued)

(v) Dividend income

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(j) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the profit and loss account except to the extent that they relate to items recognised directly in reserves, in which case they are recognised in reserves.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and their tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available, against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax assets and liabilities are not discounted. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

2. 主要會計政策（續）

(j) 入息稅項（續）

本年度應繳稅項結餘和遞延稅項結餘及其增減，均需獨立列賬而互不抵銷。本年度稅項資產抵銷本年度稅項負債，及遞延稅項資產抵銷遞延稅項負債，只在本銀行或本集團具有合法抵銷權抵銷本年度稅項資產和本年度稅項負債時方可進行。通常限於同一課稅單位在同一稅務機關範圍下，才能進行抵銷。

(k) 外幣折算

本年度內之外幣交易按交易日之匯率折算。是年底之外幣資產及負債賬目依結算日之匯率伸算。所有之匯兌損益已包括在損益計算表內。

以原值成本列賬之外幣非貨幣性資產及負債按交易日的匯率折算。以公平價值列賬的外幣非貨幣性資產及負債按其公平價值日的匯率折算。

以公平價值誌入損益賬之投資及衍生金融工具的匯兌差額分別包括於投資損益及衍生工具淨溢利／（虧損）。

海外分行及海外附屬公司之業績按年度平均匯率折算為港幣。資產負債表內之賬項按結算日之匯率折算為港幣。換算之損益已進誌於儲備內。

(l) 有形固定資產及資產折舊

(i) 根據香港會計師公會頒佈之香港會計準則第16號「物業、機械及設備」第80段過渡條款，在編制賬目時，並沒有在年結日對銀行物業重估至公平價值。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(j) Income tax (continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Bank or the Group has the legally enforceable right to set off current tax assets against current tax liabilities. The principle of offsetting usually applies to income tax levied by the same tax authority on the same taxable entity.

(k) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the profit and loss account.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Exchange differences relating to investments at fair value through profit or loss and derivative financial instruments are included in gains and losses on investments and net gain/(loss) on derivatives, respectively.

The results of overseas branches and subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchanges ruling at the balance sheet date. The resulting exchange differences are dealt with as movements in reserves.

(l) Tangible fixed assets and depreciation

(i) In preparing these accounts, advantage has been taken of the transitional provisions set out in paragraph 80 of HKAS 16 "Property, Plant and Equipment" issued by the HKICPA, with the effect that bank premises have not been revalued to fair value at the balance sheet date.

2. 主要會計政策(續)

(l) 有形固定資產及資產折舊(續)

(ii) 設備包括傢俬、機械及其他設備按成本減除折舊後列示。折舊之計算乃按照資產之估計可用年數(一般在三至十年間),以直線折舊法攤銷。

(iii) 永久業權之土地無需攤銷折舊,非永久業權之土地(附註2(m))按所餘年期平均攤銷折舊。樓宇折舊乃照其估計之有用年期以不超過五十年為限平均攤銷。

(iv) 投資物業是指業權利益下擁有或持有用作賺取租金收益或資本增值(或二者皆是)的土地或樓宇(附註2(m))。投資物業包括未明確日後用途之土地,該土地每年按具專業資格之測量師之公開市值於資產負債表內列賬。任何公平價值變動產生之溢價或虧損將於損益賬內確認。

(m) 融資租賃及經營租賃

(i) 本集團租賃資產之分類
本集團租賃之資產若絕大部份風險及權益均轉移至本集團時,分類為融資租賃。不會轉移大部份風險及權益之租賃乃分類為經營租賃。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(l) Tangible fixed assets and depreciation (continued)

(ii) Equipment, comprising furniture, plant and other equipment, is stated at cost less depreciation calculated on a straight-line basis to write off the assets over their estimated useful lives, which are generally between 3 to 10 years.

(iii) No amortisation is provided on freehold land. Leasehold land (note 2(m)) is amortised in equal annual instalments over the remaining term of the lease. Buildings are amortised by equal instalments over the estimated useful lives which in no case exceed 50 years.

(iv) Investment properties are land and/or buildings which are owned or held under a leasehold interest (note 2(m)) either to earn rental income or for capital appreciation or for both. These include land held for a currently undetermined future use, which are stated in the balance sheet at their open market values which are assessed annually by professional qualified valuers. Any gain or loss arising from a change in fair value is recognised in the profit and loss account.

(m) Finance and operating leases

(i) Classification of leased assets to the Group
Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

2. 主要會計政策(續)

(m) 融資租賃及經營租賃(續)

(ii) 融資租賃

當本集團為融資租賃之出租人，該等租賃之投資淨額將包括於資產負債表內「客戶貸款」項下。應收租賃款項包含之融資收入將於租賃期內按投入資金之比例在「利息收入」內確認。與融資租賃性質相同之租購合約亦作融資租賃處理。減值損失按附註2(p)所載會計政策計算。

(iii) 持作經營租賃之資產

若集團為經營租賃之出租人，用作租賃之資產將包括在「有形固定資產」內。經營租賃之應收租金在租賃期內之會計年度以等額分期方式誌入「其他營業收入」項內。減值損失是根據附註2(p)所載會計政策計算。

(iv) 經營租賃

當本集團以經營租賃方式租出資產，該資產根據其性質包括在資產負債表內，及按附註2(l)(ii)所載(如適用者)本集團的折舊會計政策計算折舊。減值損失是根據附註2(p)所載會計政策計算。來自經營租賃的收入會根據附註2(i)(iv)所載本行的收入確認政策計算。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(m) Finance and operating leases (continued)

(ii) Finance leases

Where the Group is a lessor under finance leases, an amount representing the net investment in the lease is included in the balance sheet as "Advances to customers". Finance income implicit in the lease payment is recognised as "Interest income" over the period of the leases in proportion to the funds invested. Hire purchase contracts having the characteristics of finance leases are accounted for in the same manner as finance leases. Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(p).

(iii) Assets held for use in operating leases

Where the Group is a lessor under operating leases, the leased assets are included in "Tangible fixed assets". Rentals receivable under operating leases are recognised as "Other operating income" in equal instalments over the accounting period covered by the lease term. Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(p).

(iv) Operating lease

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 2(l)(ii). Impairment losses are accounted for in accordance with the accounting policy as set out in note 2(p). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 2(i)(iv).

2. **主要會計政策（續）**

(m) ***融資租賃及經營租賃（續）***

(iv) 經營租賃*（續）*

如本集團使用經營租賃資產時，租賃作出的付款會在租賃期的會計期間內，以等額在損益賬內支付；但如有其他基準能更清楚地反映租賃資產所產生的利益模式則除外。經營租賃的獎勵措施均在損益賬內確認為租賃淨付款總額。或有租金在其產生的會計期間內在損益賬內支付。

經營租賃所持有土地之收購成本乃於租賃期內以直線法攤銷，惟該物業分類為投資物業則例外。

(n) ***收回資產***

在收回減值貸款時，本集團會通過法庭程序或借款人自願交出擁有權抵押品資產。根據本集團附註2(p)所載的會計政策，計算減值貸款之減值準備已顧及收回資產之可實現淨值。收回資產繼續當作貸款及放款之抵押。

收回資產按有關貸款的賬面值或公平價值減除出售成本二者之較低者確認。收回資產毋須折舊或攤銷。

2. **PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)***

(m) Finance and operating leases (continued)

(iv) Operating lease *(continued)*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property.

(n) Repossessed assets

In the recovery of impaired loans and advances, the Group may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the Group's accounting policy set out in note 2(p), impairment allowances for impaired loans and advances are maintained after taking into account the net realisable value of the repossessed assets. Repossessed assets continue to be treated as securities for loans and advances.

Repossessed assets are recognised at the lower of their carrying amount of the related loans and advances and fair value less costs to sell. They are not depreciated or amortised.

2. 主要會計政策(續)

(n) 收回資產(續)

在初始分類及期後再計量引致的減值損失於損益賬內確認。

(o) 準備及或然負債

當負債的限期或數額不確定，但有可能因過去事項構成法律或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，此負債便確認為準備。當時間值之金額較大，則按履行責任所需開支的現值金額列為準備。

倘可能不需要付出經濟利益，或不能對金額作可靠估計，除非付出的機會是極微，則此項責任會視作被或然負債披露。除非付出的機會是極微，潛在責任只在會否發生一項或多項未來事件中獲肯定下以或然負債披露。

(p) 資產減值損失

如內部及對外資料來源均顯示於結算日有任何物業經已減值，均須估計該等資產之可收回數額，及當該資產的賬面值超過可收回數額時，確認減值損失於損益計算表內。

(i) 持有至到期日之金融資產

就持有至到期日融資資產，減值損失按資產賬面值與按金融資產之原有有效利率折現估計未來現金流量之現值之差額計算(即該等資產初始確認時之有效利率)。如果折算影響不大，不會折算短期應收賬款。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(n) Repossessed assets (continued)

Impairment losses on initial classification and on subsequent re-measurement are recognised in the profit and loss account.

(o) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Bank or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(p) Impairment of assets

At each balance sheet date, if internal and external sources of information indicate that any of the Group's assets are impaired, the asset's recoverable amount is estimated, and an impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset exceeds its recoverable amount.

(i) Held-to-maturity financial assets

For held-to-maturity financial assets, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. (i.e. the effective interest rate computed at initial recognition of these assets). Receivables with a short duration are not discounted if the effect of discounting is immaterial.

2. 主要會計政策(續)

(p) 資產減值損失(續)

(i) 持有至到期日之金融資產(續)

若在較後期間，減值損失的金額減少而該減少是可客觀地與減值後發生的事件有關連，減值損失可轉回損益賬內。減值損失轉回損益賬的金額不能超過假設該資產於往年從來未有確認減值損失的賬面值。

(ii) 可供出售金融資產

當有客觀證據顯示可供出售金融資產已減值，已確認在股東權益內的累積虧損將被剔除，並於損益賬內確認。須於損益賬內確認累積虧損之金額，是購入價(減除任何本金償還及攤銷)與現時公平價值二者之差額，再減除往年已於損益賬內確認的減值損失。

就按成本列賬之無報價可供出售股票而言，減值損失按金融資產的賬面值及估計未來現金流量按同等金融資產的現時市場回報率折算為現值，以二者之差額計算。

有關已確認可供出售股票的減值損失不能轉回損益賬內。其後該資產之公平價值增加須直接在股東權益內確認。

有關可供出售債務證券的減值損失，如該資產之公平價值增加，而該增加是可客觀地與確認減值損失後發生的事件有關連，減值損失可轉回損益賬內確認。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(p) Impairment of assets (continued)

(i) Held-to-maturity financial assets *(continued)*

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through the profit and loss account. A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years.

(ii) Available-for-sale financial assets

When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been recognised directly in equity is removed from equity and is recognised in profit and loss account. The amount of the cumulative loss that is recognised in profit and loss account is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit and loss account.

For unquoted available-for-sale equity securities that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset.

Impairment losses recognised in profit and loss account in respect of available-for-sale equity securities are not reversed through profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss account.

2. 主要會計政策(續)

(p) 資產減值損失(續)

(iii) 貸款及應收款項減值

貸款及應收款項之信用損失以資產賬面值與預期將來現金流量以原有有效利率折算之現值之差額。如果折算影響不大，不會折算短期應收賬款。

信貸損失撥備總額包括兩個組成部分：個別減值撥備，及整體減值撥備。

本集團會首先評估金額重大之個別金融資產有否出現客觀之減值證據，並個別或綜合地評估金額不重大之個別金融資產。若本集團確定被評估之個別金融資產並沒有存在減值之客觀證據，無論該金融資產重大與否，均將將該等金融資產包含於信貸風險特徵相若之組合中作出整體評估。整體評估並不包括已被個別評估為需減值或需繼續減值之金融資產。

撥備的準確性，須視乎本集團能否在評估個別準備時準確估計交易對手的未來現金流及在評估整體減值準備時所採用的推測模式及變數。雖然涉及判斷，本集團相信減值準備屬合理和足夠的。

在較後期間，任何因估計未來現金流量的金額及時間與先前估計的有所變動，而該變動是可客觀地與減值後發生的事件有關連，從而導致減值損失準備亦需變動，該變動會支銷或存入損益賬內。

倘再無實際機會收回時，則貸款及其應收利息會被撇銷。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(p) Impairment of assets (continued)

(iii) Impairment of loans and receivables

The credit losses of loans and receivables are measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. Receivables with a short duration are not discounted if the effect of discounting is immaterial.

The total allowance for credit losses consists of two components: individual impairment allowances, and collective impairment allowances.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The accuracy of the impairment allowances the Group makes depends on how well the Group can estimate future cash flows for individually assessed impairment allowances and the model assumptions and parameters used in determining collective impairment allowances. While this necessarily involves judgment, the Group believes that the impairment allowances on loans and advances to customers are reasonable and supportable.

Any subsequent changes to the amounts and timing of the expected future cash flows compared to the prior estimates that can be linked objectively to an event occurring after the write-down, will result in a change in the impairment allowances on loans and receivables and be charged or credited to the profit and loss account.

When there is no reasonable prospect of recovery, the loan and the related interest receivables are written off.

2. 主要會計政策 *(續)*

(p) 資產減值損失 (續)

(iv) 其他資產

在結算日，須檢討對內及對外資料以辨別以下資產是否有減值情況。除商譽外，以往已確認之減值損失是否仍然存在或已經減少：

- 物業及設備(物業以重估金額列賬除外)；
- 附屬及聯營公司投資；及
- 商譽

如任何此等情況存在，須估計該資產的可收回金額。此外，就商譽而言，須每年估計可收回額以確定是否有減值徵兆。

- *可收回金額之計算*
  可收回金額按出售淨值及使用值二者中之較高者。在評估使用值時，會採用市場評估貨幣的時間值及相對於該資產的風險的稅前折扣率將估計未來現金流量折實為現在價值。當某資產未能獨立於其他資產產生現金流量，其可收回金額取決於可獨立地產生現金流量的最小資產組合(即一個現金生產單位)。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(p) Impairment of assets (continued)

(iv) Other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

- property and equipment (other than properties carried at revalued amounts);
- investments in subsidiaries and associated companies; and
- goodwill.

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

- *Calculation of recoverable amount*
  The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

2. 主要會計政策（續）

(p) 資產減值損失（續）

(iv) 其他資產（續）

– *減值損失之確認*

當資產的賬面值或其所屬的現金生產單位超過可收回金額時，須於損益賬內確認減值損失。有關確認現金生產單位減值損失時，首先減低現金生產單位（或單位組別）之賬面值，其後再按比例減低在該單位（或單位組別）其他資產的賬面值，但該資產的賬面值不可低過其個別公平價值減出售成本或使用值（如可確定的話）。

– *減值損失之轉回*

除商譽外，有關資產，如用來釐定可收回金額的估計發生有利的變化，則減值損失會被轉回。商譽的減值損失不可轉回。

減值損失轉回只限至該資產的賬面值，猶如該等減值損失從未在往年被確認。減值損失轉回應在確認的年度計入損益賬內。

(q) 關連人士

若本集團有權直接或間接控制另一方或影響另一方在財務或經營決策，或另一方有權直接或間接控制本集團或對本集團的財務及經營決策作出重要的影響，或本集團與另一方均受制於同一的監控下，則被視為關連人士。關連人士可為個別人士或實體，包括受本集團關連人士重大影響的實體，而該關連人士屬個人，及提供福利予本集團僱員的在職福利計劃或某些與本集團關連的實體。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(p) Impairment of assets (continued)

(iv) Other assets *(continued)*

– *Recognition of impairment losses*

An impairment loss is recognised in the profit and loss account whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(q) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

2. 主要會計政策(續)

(r) 分項報告

分項乃指本集團可區分之部分，包括提供之產品及服務(業務分項)或提供產品及服務之特定經濟環境(區域分項)，均受有別於其他分項之風險及利益所限。

本集團選擇業務分項資料為主要報告形式，而區域分項資料則為次選報告形式。

分項收益、開支、業績、資產及負債均包括直接劃分入該區分項之項目或可合理劃分為該項之項目。分項收益、開支、資產及負債乃於集團間結算前釐定，集團間交易則予以抵銷作為綜合處理之部分，惟集團企業間之有關集團間結餘及交易乃為單一分項。分項間定價乃按給予外間人士之相似條款釐定。

分項資本開支乃指期內因收購預計可使用超過一年之分項資產(包括有形及無形資產)所產生之總成本。

(s) 等同現金

現金及等同現金包括銀行現金及存放銀行同業及其他金融機構，於購入日起三個月內到期；短期及高流動定期存放銀行同業及投資，可隨時轉換成預知之現金而其價值受較低風險影響，即期及構成本集團現金管理之銀行同業及其他金融機構款項，亦構成現金和現金等值，作為編製現金流量表。

(t) 僱員福利

(i) 薪金、年度花紅、有薪年假及本集團的非貨幣福利成本在本集團僱員提供相關服務的年度計算。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

(s) Cash equivalents

Cash and cash equivalents comprise cash and balances with banks and other financial institutions, and short-term, highly liquid inter-bank placements and investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Balances of banks and other financial institutions that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(t) Employee benefits

(i) Salaries, annual bonuses, paid annual leave and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group.

2. 主要會計政策(續)

(t) 僱員福利(續)

(ii) 本銀行按香港《強制性公積金計劃條例》規定作出的強積金供款，在其發生時於損益賬內列支。

(iii) 當本集團授予僱員認股權以購入本銀行股份，其所收取之代價於授予當日將確認為「其他賬項及準備」。認股權之公平價值以授出日計算，並在授出日與生效期內於損益賬內扣除及撥入股東資金內。當認股權已被行使，應收款項及已收代價之金額將導致股東資金上升。

(iv) 根據僱員獎勵計劃(「僱員獎勵計劃」)，本集團決定給予僱員獎賞以購入本銀行股份。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於損益賬內扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於損益賬內扣除。

(u) 所發行之後償票據

所發行之後償票據乃按發行所得淨值計入資產負債表。

所發行之後償票據，其利息按票息率經攤銷發行溢價或折讓之調整後於損益計算表中扣除，由發行日至贖回日期間以固定比率支銷。

到期前購回或付清所發票據而於償還額與賬面值出現之差額，隨即入賬於損益賬。

2. PRINCIPAL ACCOUNTING POLICIES *(CONTINUED)*

(t) Employee benefits (continued)

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Funds Scheme Ordinance are recognised as an expense in the profit and loss account when incurred.

(iii) When the Group grants employees options to acquire shares of the Bank, the considerations received are recognised as "Other accounts and provisions" at the date of grant. The fair value of the options is measured at the grant date and is charged to the profit and loss account and credited to shareholders' funds between the grant date and the vesting date. When the options are exercised, shareholders' fund is increased by the amount of the proceeds and consideration received.

(iv) When the Group grants employees awards to acquire shares of the Bank under Employee Incentive Plan ("EIP"). The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' funds between the grant date and the vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the profit and loss account as bonus expenses on an accrual basis.

(u) Subordinated notes issued

Subordinated notes issued are included in the balance sheet at the value of the net proceeds received upon issue.

Interest on subordinated notes issued is charged to the profit and loss account at the coupon rate adjusted for the amortisation of any premium or discount arising on issue so as to achieve a constant rate of charge over the period from the date of issue to the date of redemption.

When notes issued are repurchased or settled before maturity, any difference between the amount repaid and the carrying amount is recognised immediately in the profit and loss account.

3. 會計估計及判斷

在編製本集團的賬項時，管理層必須作出若干估計和假定，對報告資產及負債數額，或然資產及負債披露有影響，同時亦影響報告年度內收入及支出金額。如本集團更改此等假定，便可能對作出有關變動期間的賬項產生重大影響。採用此等假定和估計意味，若本集團選用不同的假定，本集團所報告的資料便會有所不同。本集團認為，本集團已作出適當假定，因此在各個重要層面，本集團的財務報表均能公平地反映本身的財政狀況和業績。

管理層已與審核委員會商討關於本集團重要會計政策的制定、選擇和披露，以及此等政策的估計及應用。

附註26、42及43載述有關商譽減值、已授予認股權的公平價值和金融工具的公平價值的假定及其風險因素。估計不穩定因素的其他主要來源如下：

(a) 估計不穩定因素的主要來源

減值損失

(i) *貸款*

本集團會定期檢討貸款組合，以評估其價值是否有減值損失。評估過程分為兩階段。於第一階段本集團需決定有否任何客觀證據證明貸款組合已須減值，即估計將來現金流量有所減少。減值客觀證據包括與借款團體的付款狀況出現逆轉有關的可觀察資料，此等資料與本集團的不履行資產是互相關連的。如管理層就其判斷認為減值之客觀證據存在，需獨立估計預期未來現金流量或將根據與本集團資產的信用風險特徵相似之資產之過往損失經驗作出預計。以往損失經驗是以目前的可觀察資料為基礎作為調整。管理層亦會定期檢討用以估計將來現金流量的方法和假定，從而減少估計損失與實際損失之間的差額。

3. ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of accounts requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Changes in assumptions may have a significant impact on the financial statements in the periods where the assumptions are changed. The application of assumptions and estimates means that any selection of different assumptions would cause the Group's reporting to differ. The Group believes that the assumptions that have been made are appropriate and that the financial statements therefore present the financial position and results fairly, in all material respects.

Management discussed with the Audit Committee the development, selection and disclosure of the Group's significant accounting policies and estimates and the application of these policies and estimates.

Notes 26, 42 and 43 contain information about the assumptions and their risk factors relating to goodwill impairment, fair value of share options granted and fair values of financial instruments. Other key sources of estimation uncertainty are as follows:

(a) Key sources of estimation uncertainty

Impairment losses

(i) *Loan and advances*

Loan portfolios are reviewed periodically to assess whether impairment losses exist. The assessment process consists of two stages. During the first stage, the Group makes judgements as to whether there is any objective evidence that a loan portfolio is impaired, i.e. whether there is a decrease in estimated future cash flows. Objective evidence for impairment includes observable data that the payment status of borrowers in a group has adversely changed. It may also include observable data that correlate with defaults on the assets in the group. If management has determined, based on their judgement, that objective evidence for impairment exists, expected future cash flows are estimated individually or based on historical loss experience for assets with credit risk characteristics similar to those of the group. Historical loss experience is adjusted on the basis of the current observable data. Management reviews the methodology and assumptions used in estimating future cash flows regularly to reduce any difference between loss estimates and actual loss experience.

3. 會計估計及判斷(續)

(a) 估計不穩定因素的主要來源(續)

減值損失(續)

(ii) 可供出售股份投資

若可供出售股票投資的公平價值明顯或持續地低於其成本，本集團判定其價值已有所下降。本集團需要判斷公平價值低於成本的金額會在合理時間內不可收回，而有關投資的損益或會受到判斷的不同影響。

(b) 本集團採用會計政策的關鍵會計判斷

本集團採用會計政策的若干關鍵會計判斷如下：

持有至到期日投資

本集團將固定或可確定付款金額和固定到期日而有預算及能力持有至到期日的非衍生金融資產，列作持有至到期投資。在作出有關判斷時，本集團會評估本身是否有預算及能力持有此等投資至到期日。

若本集團未能持有此等投資至到期日(因若干特殊情況者除外)，本集團會將整個可持至到期日的投資組合，重列作可供出售。這是由於此類投資已被視為蒙污。

因此，原以攤銷成本計量的可持至到期投資會改以公平價值計量。

3. ACCOUNTING ESTIMATES AND JUDGEMENTS *(CONTINUED)*

(a) Key sources of estimation uncertainty (continued)

Impairment losses *(continued)*

(ii) *Available-for-sale equity investments*

The Group determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. The determination of when a decline in fair value below cost is not recoverable within a reasonable time period is judgmental by nature, so profit and loss could be affected by differences in this judgement.

(b) Critical accounting judgements in applying the Group's accounting policies

Certain critical accounting judgements in applying the Group's accounting policies are described below.

Held-to maturity investments

The Group classifies non-derivative financial assets with fixed or determinable payments and fixed maturity and where the Group has a positive intention and ability to hold to maturity as held-to-maturity investments. In making this judgement, the Group evaluates its intention and ability to hold such investments till maturity.

If the Group fails to hold these investments to maturity other than for certain specific circumstances, the Group will have to reclassify the entire portfolio of held-to-maturity investments as available-for sale, as such class is deemed to have been tainted.

This would result in held-to-maturity investments being measured at fair value instead of at amortised cost.

4. **會計政策變更**

香港會計師公會頒佈多項於二零零五年一月一日或之後開始之會計期間生效之新訂及經修訂的香港財務報告準則。

本集團及／或本銀行於採納新增及經修訂香港財務報告準則後之會計政策於附註2概述。本年及往年會計政策重大變更之資料，已於本財務報告中反映。

本集團尚未應用披露於附註44本會計年度尚未生效之新增準則或詮釋。

(a) ***往年及期初結餘重報***

下表披露所有根據有關香港財務報告準則之過渡條款而須在截至二零零四年十二月三十一日止之年度內已作匯報之綜合損益賬、綜合資產負債表及本銀行資產負債表中每一項目，以及其他重大相關披露項目已作出的調整。會計政策變更已在二零零四年一月一日及二零零五年一月一日結餘作披露，詳情載於附註35內。

4. **CHANGES IN ACCOUNTING POLICIES**

The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1st January, 2005.

The accounting policies of the Group and/or the Bank after the adoption of these new and revised HKFRSs have been summarised in note 2. The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in this financial report.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period as disclosed in note 44.

(a) ***Restatement of prior year and opening balances***

The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated profit and loss account and balance sheet and the Bank's balance sheet and other significant related disclosure items as previously reported for the year ended 31st December, 2004. The effects of the changes in accounting policies on the balances at 1st January, 2004 and 2005 are disclosed in note 35.

4. **會計政策變更 *(續)***

(a) 往年及期初結餘重報 (續)

(i) 對綜合財務報表之影響
截至二零零四年十二月三十一日止年度之綜合損益賬：

4. **CHANGES IN ACCOUNTING POLICIES *(CONTINUED)***

(a) Restatement of prior year and opening balances (continued)

(i) Effect on the consolidated financial statements
Consolidated profit and loss account for the year ended 31st December, 2004:

		2004 (往年報告) (as previously reported)	新會計政策之影響(年度溢利增加/(減少)) Effect of new policy (increase/(decrease) in profit for the year) 香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	小計 Sub-total	2004 (重報) (restated)
利息收入	Interest income	2,877,006	-	-	-	-	2,877,006
利息支出	Interest expenses	(1,082,689)	-	-	-	-	(1,082,689)
淨利息收入	Net interest income	1,794,317	-	-	-	-	1,794,317
其他營業收入	Other operating income	640,070	-	-	(53)	(53)	640,017
營業收入	Operating income	2,434,387	-	-	(53)	(53)	2,434,334
營業支出	Operating expenses	(1,028,107)	(4,932)	-	-	(4,932)	(1,033,039)
扣除準備金前之營業溢利	Operating profit before provisions	1,406,280	(4,932)	-	(53)	(4,985)	1,401,295
呆壞賬準備	Charge for bad and doubtful debts	(54,434)	-	-	-	-	(54,434)
營業溢利	Operating profit	1,351,846	(4,932)	-	(53)	(4,985)	1,346,861
重估投資物業及出售有形固定資產及聯營公司之溢利	Gains on revaluation of investment properties, disposal of tangible fixed assets and associated company	43,743	-	-	11,809	11,809	55,552
出售持有至到期日證券之溢利	Profits on disposal of held-to-maturity securities	201	-	-	-	-	201
出售非持作買賣用途證券之溢利	Profits on disposal of non-trading securities	6,307	-	-	-	-	6,307
持有至到期日證券之準備金回撥	Provisions written back for held-to-maturity securities	4,848	-	-	-	-	4,848
正常業務的溢利/(虧損)	Profit/(loss) on ordinary activities	1,406,945	(4,932)	-	11,756	6,824	1,413,769

4. 會計政策變更(續)

(a) 往年及期初結餘重報(續)

(i) 對綜合財務報表之影響(續)

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(a) Restatement of prior year and opening balances (continued)

(i) Effect on the consolidated financial statements *(continued)*

		新會計政策之影響(年度溢利增加/(減少)) Effect of new policy (increase/(decrease) in profit for the year)					
		2004 (往年報告) (as previously reported)	香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	小計 Sub-total	2004 (重報) (restated)
應佔聯營公司之淨溢利/(虧損)	Share of net profits/ (losses) in associated companies	5,229	-	(684)	-	(684)	4,545
除稅前溢利/(虧損)	Profit/(loss) before taxation	1,412,174	(4,932)	(684)	11,756	6,140	1,418,314
稅項	Taxation	(242,561)	-	684	(8,156)	(7,472)	(250,033)
除稅後溢利/(虧損)	Profit/(loss) after taxation	1,169,613	(4,932)	-	3,600	(1,332)	1,168,281
可分配之溢利/(虧損):	Profits/(losses) attributable to:						
本銀行股東	Shareholders of the Bank	1,168,021	(4,932)	-	3,600	(1,332)	1,166,689
少數股東權益	Minority interests	1,592	-	-	-	-	1,592
除稅後溢利/(虧損)	Profit/(loss) after taxation	1,169,613	(4,932)	-	3,600	(1,332)	1,168,281
每股盈利	Earnings per share						
基本	Basic	3.97	(0.01)	-	0.01	-	3.97
攤薄	Diluted	3.97	(0.02)	-	0.01	(0.01)	3.96

4. **會計政策變更 *(續)***

(a) *往年及期初結餘重報 (續)*

(i) 對綜合財務報表之影響 *(續)*
於二零零四年十二月三十一日之綜合資產負債表：

4. **CHANGES IN ACCOUNTING POLICIES *(CONTINUED)***

(a) *Restatement of prior year and opening balances (continued)*

(i) Effect on the consolidated financial statements *(continued)*
Consolidated balance sheet at 31st December, 2004:

			新會計政策之影響(總資產、總股東權益及負債增加/(減少)) Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)				
		2004 (往年報告) (as previously reported)	香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	小計 Sub-total	2004 (重報) (restated)
資產	**Assets**						
現金及短期資金	Cash and short-term funds	20,529,318	-	-	-	-	20,529,318
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	1,435,527	-	-	-	-	1,435,527
貿易票據已減除準備	Trade bills less provisions	551,124	-	-	-	-	551,124
存款證	Certificates of deposit held	30,000	-	-	-	-	30,000
買賣用途證券	Trading securities	12,067	-	18,741	-	18,741	30,808
客戶之貸款及其他賬項已減除準備	Advances to customers and other accounts less provisions	49,712,008	-	(18,741)	-	(18,741)	49,693,267
持有至到期日證券	Held-to-maturity securities	18,867,918	-	-	-	-	18,867,918
非持作買賣用途證券	Non-trading securities	1,520,822	-	-	-	-	1,520,822
聯營公司投資	Investments in associated companies	135,706	-	-	-	-	135,706
有形固定資產	Tangible fixed assets						
一投資物業	- Investment properties	209,560	-	-	-	-	209,560
一其他物業、機械及設備	- Other properties, plants and equipment	1,563,010	-	-	-	-	1,563,010
商譽	Goodwill	847,713	-	-	-	-	847,713
可收回本期稅項	Current tax recoverable	5,381	-	-	-	-	5,381
遞延稅項資產	Deferred tax assets	27,950	-	-	-	-	27,950
總資產	Total assets	95,448,104	-	-	-	-	95,448,104

4. 會計政策變更(續)
(a) 往年及期初結餘重報(續)
(i) 對綜合財務報表之影響(續)

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*
(a) Restatement of prior year and opening balances (continued)
(i) Effect on the consolidated financial statements *(continued)*

			新會計政策之影響(總資產、總股東權益及負債增加/(減少)) Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)				
		2004 (往年報告) (as previously reported)	香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	小計 Sub-total	2004 (重報) (restated)
股東權益及負債	**Equity and liabilities**						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	1,209,582	-	-	-	-	1,209,582
客戶之存款	Deposits from customers	78,569,161	-	-	-	-	78,569,161
已發行之存款證	Certificates of deposit issued	4,616,090	-	-	-	-	4,616,090
買賣用途負債	Trading liabilities	-	-	8,628	-	8,628	8,628
應付本期稅項	Current tax payable	63,381	-	-	-	-	63,381
遞延稅項負債	Deferred tax liabilities	55,884	-	-	9,069	9,069	64,953
其他賬項及準備	Other accounts and provisions	983,750	-	(8,628)	-	(8,628)	975,122
借貸資本	Loan capital	2,526,485	-	-	-	-	2,526,485
總負債	Total liabilities	88,024,333	-	-	9,069	9,069	88,033,402
股本	Share capital	293,911	-	-	-	-	293,911
儲備	Reserves						
一股本溢價賬	- Share Premium	342,102	4,932	-	-	4,932	347,034
一資本儲備	- Capital reserve	215,909	-	-	-	-	215,909
一一般儲備	- General reserve	2,091,174	-	-	-	-	2,091,174
一銀行行址重估儲備	- Bank premises revaluation reserve	269,039	-	-	-	-	269,039
一投資物業重估儲備	- Investment properties revaluation reserve	12,683	-	-	(12,683)	(12,683)	-
一投資重估儲備	- Investment revaluation reserve	22,241	-	-	-	-	22,241
一股本贖回儲備	- Capital redemption reserve	769	-	-	-	-	769
一盈餘滾存	- Unappropriated profits	4,156,059	(4,932)	-	3,614	(1,318)	4,154,741
儲備	Reserves	7,109,976	-	-	(9,069)	(9,069)	7,100,907

4. 會計政策變更 *(續)*

(a) 往年及期初結餘重報 (續)

(i) 對綜合財務報表之影響 *(續)*

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(a) Restatement of prior year and opening balances (continued)

(i) Effect on the consolidated financial statements *(continued)*

新會計政策之影響(總資產、總股東權益及負債增加/(減少))
Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)

		2004 (往年報告) (as previously reported)	香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	小計 Sub-total	2004 (重報) (restated)
股東資金	Shareholders' funds	7,403,887	-	-	(9,069)	(9,069)	7,394,818
少數股東權益	Minority interests	19,884	-	-	-	-	19,884
股東權益總額	Total equity	7,423,771	-	-	(9,069)	(9,069)	7,414,702
總股東權益及負債	Total equity and liabilities	95,448,104	-	-	-	-	95,448,104

(ii) 對本銀行資產負債表之影響

由二零零五年一月一日起，按照香港財務報告準則第二號，本集團須於認股權授予日至生效日期間將授予僱員之認股權之公平價值於損益賬內確認為僱員支出，而在股東權益內之股本溢價作出相應確認。

此變動已追溯應用，予以調整，於二零零五年一月一日盈餘滾存之期初結餘減少港幣4,932,000元，而股本溢價賬之期初結餘則以同一金額增加。此外，買賣用途之金融衍生工具之公平價值約港幣18,741,000元及8,628,000元分別由「客戶之貸款及其他賬項已減除減值準備」及「其他賬項及準備」重列為「買賣用途資產」及「買賣用途負債」。

(ii) Effect on the Bank's balance sheet

With effect from 1st January, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of share options granted to employee as staff expense in the profit and loss account between the grant date and the vesting date. A corresponding credit is recognised in the share premium in equity.

The changes have been applied retrospectively, resulting in prior year adjustments with the opening balance of unappropriated profits as at 1st January, 2005 decreasing by HK$4,932,000 and share premium increasing by same amount. In addition, the fair value of trading financial derivatives amounting of HK$18,741,000 and HK$8,628,000 were reclassified as "Trading assets" and "Trading Liabilities" from "Advances to customers and other accounts less impairment allowances" and "Other accounts and provisions" respectively.

4. **會計政策變更 *(續)***

(b) 會計政策變更對本年度的估計影響

在實際可作估計情況下，以下分析假設以往的會計政策在本年仍被沿用計算截至二零零五年十二月三十一日止年度的綜合損益賬、綜合資產負債表及本銀行資產負債表中每一項，以及其他重大相關披露項目將會增加或減少的估計金額。

(i) 對綜合財務報表之影響
截至二零零五年十二月三十一日止年度之綜合損益賬的估計影響：

4. **CHANGES IN ACCOUNTING POLICIES *(CONTINUED)***

(b) Estimated effect of changes in accounting policies on the current year

The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account and balance sheet and the Bank's balance sheet and other significant related disclosure items for the year ended 31st December, 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

(i) Effect on the consolidated financial statements
Estimated effect on the consolidated profit and loss account for the year ended 31st December, 2005:

		新會計政策之影響(年度溢利增加／(減少)) Effect of new policy (increase/(decrease)) in profit for the year)					
		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港財務報告準則第3號 (附註4(f)) HKFRS 3 (note 4(f))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則第32號及第39號 (附註4(e)) HKAS 32 & 39 (note 4(e))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	合計 Total
利息收入	Interest income	-	-	-	(229,950)	-	(229,950)
利息支出	Interest expenses	-	-	-	110,181	-	110,181
淨利息收入	Net interest income	-	-	-	(119,769)	-	(119,769)
持作買賣用途及以公平價值誌入損益賬內之金融工具之淨利息收入	Net interest income on financial instruments held for trading and measured at fair value through profit or loss	-	-	-	135,876	-	135,876
總淨利息收入	Total net interest income	-	-	-	16,107	-	16,107
其他營業收入	Other operating income	-	-	-	96,732	-	96,732
營業收入	Operating income	-	-	-	112,839	-	112,839
營業支出	Operating expenses	(6,588)	45,196	-	-	-	38,608
扣除減值貸款之減值準備前營業溢利	Operating profit before impairment allowances on impaired loans and advances	(6,588)	45,196	-	112,839	-	151,447
減值貸款之減值損失及準備回撥	Impairment losses and allowances release for impaired loans and advances	-	-	-	24,162	-	24,162
營業溢利	Operating profit	(6,588)	45,196	-	137,001	-	175,609

4. 會計政策變更 *(續)*

(b) 會計政策變更對本年度的估計影響 (續)

(i) 對綜合財務報表之影響 *(續)*

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(b) Estimated effect of changes in accounting policies on the current year (continued)

(i) Effect on the consolidated financial statements *(continued)*

		新會計政策之影響(年度溢利增加/(減少)) Effect of new policy (increase/(decrease) in profit for the year)					
		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港財務報告準則第3號 (附註4(f)) HKFRS 3 (note 4(f))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則第32號及第39號 (附註4(e)) HKAS 32 & 39 (note 4(e))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	合計 Total
重估投資物業及出售有形固定資產及聯營公司之溢利	Gains on revaluation of investment properties, disposal of tangible fixed assets and associated company	-	-	-	-	12,797	12,797
出售持有至到期日及可供銷售金融資產之溢利	Profits on disposal of held-to-maturity and available-for-sale financial assets	-	-	-	-	-	-
持有至到期日金融資產減值準備回撥	Impairment allowances release for held-to-maturity financial assets	-	-	-	-	-	-
正常業務的溢利/(虧損)	Profit/(loss) on ordinary activities	(6,588)	45,196	-	137,001	12,797	188,406
應佔聯營公司之淨溢利	Share of net profits in associated companies	-	-	(2,597)	-	-	(2,597)
除稅前溢利/(虧損)	Profit/(loss) before taxation	(6,588)	45,196	(2,597)	137,001	12,797	185,809
稅項	Taxation	-	-	2,597	(24,538)	(2,239)	(24,180)
除稅後溢利/(虧損)	Profit/(loss) after taxation	(6,588)	45,196	-	112,463	10,558	161,629
可分配之溢利/(虧損):	Profits/(losses) attributable to:						
本銀行股東	Shareholders of the Bank	(6,588)	45,196	-	112,463	10,558	161,629
少數股東權益	Minority interests	-	-	-	-	-	-
除稅後溢利/(虧損)	Profit/(loss) after taxation	(6,588)	45,196	-	112,463	10,558	161,629
每股盈利	Earnings per share						
基本及攤薄	Basic and diluted	(0.02)	0.15	-	0.38	0.04	0.55

4. 會計政策變更(續)

(b) 會計政策變更對本年度的估計影響(續)

(i) 對綜合財務報表之影響(續)

二零零五年十二月三十一日止年度之綜合資產負債表的估計影響：

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(b) Estimated effect of changes in accounting policies on the current year (continued)

(i) Effect on the consolidated financial statements *(continued)*

Estimated effect on the consolidated balance sheet at 31st December, 2005:

新會計政策之影響(總資產、總股東權益及負債增加/(減少))
Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)

		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港財務報告準則第3號 (附註4(f)) HKFRS 3 (note 4(f))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則第32號及第39號 (附註4(e)) HKAS 32 & 39 (note 4(e))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	合計 Total
資產	Assets						
現金及短期資金	Cash and short-term funds	-	-	-	-	-	-
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	-	-	-	-	-	-
貿易票據已減除減值準備	Trade bills less impairment allowances	-	-	-	-	-	-
存款證	Certificates of deposit held	-	-	-	-	-	-
買賣用途資產	Trading assets	-	-	-	816,431	-	816,431
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	-	-	-	5,924,424	-	5,924,424
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	-	-	-	345,360	-	345,360
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	-	-	-	(4,833,845)	-	(4,833,845)
非持作買賣用途證券	Non-trading securities	-	-	-	(1,175,115)	-	(1,175,115)
聯營公司投資	Investments in associated companies	-	-	-	-	-	-
有形固定資產	Tangible fixed assets						
一投資物業	- Investment properties	-	-	-	-	-	-
一其他物業、機械及設備	- Other properties, plants and equipment	-	-	-	-	-	-
商譽	Goodwill	-	45,196	-	-	-	45,196
可收回本期稅項	Current tax recoverable	-	-	-	-	-	-
遞延稅項資產	Deferred tax assets	-	-	-	-	-	-
總資產	Total assets	-	45,196	-	1,077,255	-	1,122,451

4. 會計政策變更(續)

(b) 會計政策變更對本年度的估計影響(續)

(i) 對綜合財務報表之影響(續)

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(b) Estimated effect of changes in accounting policies on the current year (continued)

(i) Effect on the consolidated financial statements *(continued)*

新會計政策之影響(總資產，總股東權益及負債增加/(減少))
Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)

		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港財務報告準則第3號 (附註4(f)) HKFRS 3 (note 4(f))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則第32號及第39號 (附註4(e)) HKAS 32 & 39 (note 4(e))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	合計 Total
股東權益及負債	**Equity and liabilities**						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	-	-	-	-	-	-
客戶之存款	Deposits from customers	-	-	-	-	-	-
已發行之存款證	Certificates of deposit issued	-	-	-	(145,102)	-	(145,102)
買賣用途負債	Trading liabilities	-	-	-	857,334	-	857,334
應付本期税項	Current tax payable	-	-	-	2,408	-	2,408
遞延税項負債	Deferred tax liabilities	-	-	-	54,952	11,308	66,260
其他賬項及準備	Other accounts and provisions	-	-	-	13,501	-	13,501
借貸資本	Loan capital	-	-	-	-	-	-
總負債	Total liabilities	-	-	-	783,093	11,308	794,401
股本	Share capital	-	-	-	-	-	-
儲備	Reserves						
—股本溢價賬	- Share premium	11,520	-	-	-	-	11,520
—資本儲備	- Capital reserve	-	-	-	-	-	-
—一般儲備	- General reserve	-	-	-	-	-	-
—銀行行址重估儲備	- Bank premises revaluation reserve	-	-	-	-	-	-
—投資物業重估儲備	- Investment properties revaluation reserve	-	-	-	-	(25,480)	(25,480)
—投資重估儲備	- Investment revaluation reserve	-	-	-	(506)	-	(506)
—股本贖回儲備	- Capital redemption reserve	-	-	-	-	-	-
—盈餘滾存	- Unappropriated profits	(11,520)	45,196	-	294,668	14,172	342,516
儲備	Reserves	-	45,196	-	294,162	(11,308)	328,050
股東資金	Shareholders' funds	-	45,196	-	294,162	(11,308)	328,050
少數股東權益	Minority interests	-	-	-	-	-	-
股東權益總額	Total equity	-	45,196	-	294,162	(11,308)	328,050
總股東權益及負債	Total equity and liabilities	-	45,196	-	1,077,255	-	1,122,451

4. **會計政策變更** ***(續)***

(b) 會計政策變更對本年度的估計影響(續)

(i) 對綜合財務報表之影響 *(續)*

截至二零零五年十二月三十一日止年度於綜合股東權益直接確認的淨收入之估計影響：

4. **CHANGES IN ACCOUNTING POLICIES** ***(CONTINUED)***

(b) Estimated effect of changes in accounting policies on the current year (continued)

(i) Effect on the consolidated financial statements *(continued)*

Estimated effect on net income recognised directly in consolidated equity for the year ended 31st December, 2005:

		新會計政策之影響 (總股東權益增加／(減少)) Effect of new policy (increase/(decrease) in total equity)		
		香港會計準則第39號 (附註4(e)) HKAS 39 (note (4e))	香港會計準則第40號 (附註4(d)) HKAS 40 (note 4(d))	合計 Total
可分配予本銀行股東	Attributable to shareholders of the Bank	**(5,637)**	**(12,797)**	**(18,434)**
少數股東權益	Minority interests	**-**	**-**	**-**
股東權益總額	Total equity	**(5,637)**	**(12,797)**	**(18,434)**

截至二零零五年十二月三十一日止年度內確認與集團擁有人進行股本交易之估計影響金額：

Estimated effect on amounts recognised as capital transactions with owners of the Group for the year ended 31st December, 2005:

		新會計政策之影響 (總股東權益增加／(減少)) Effect of new policy (increase/(decrease) in total equity)	
		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	合計 Total
可分配予本銀行股東	Attributable to shareholders of the Bank	**6,588**	**6,588**
少數股東權益	Minority interests	**-**	**-**
股東權益總額	Total equity	**6,588**	**6,588**

4. **會計政策變更 *(續)***

(b) 會計政策變更對本年度的估計影響 (續)

(ii) 對本銀行資產負債表之影響

二零零五年十二月三十一日止年度之資產負債表的估計影響：

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(b) Estimated effect of changes in accounting policies on the current year (continued)

(ii) Effect on the Bank's balance sheet

Estimated effect on the balance sheet at 31st December, 2005:

新會計政策之影響(總資產、總股東權益及負債增加／(減少))
Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)

		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	香港財務報告準則第3號 (附註4(f)) HKFRS 3 (note 4(f))	香港會計準則第1號 (附註4(g)) HKAS 1 (note 4(g))	香港會計準則第32號及第39號 (附註4(e)) HKAS 32 & 39 (note 4(e))	香港會計準則詮釋第21號及香港會計準則第40號 (附註4(d)) HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	合計 Total
資產	**Assets**						
現金及短期資金	Cash and short-term funds	-	-	-	-	-	-
定期存放銀行同業及其他金融機構款項 (一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	-	-	-	-	-	-
貿易票據已減除減值準備	Trade bills less impairment allowances	-	-	-	-	-	-
存款證	Certificates of deposit held	-	-	-	-	-	-
買賣用途資產	Trading assets	-	-	-	842,877	-	842,877
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	-	-	-	5,924,424	-	5,924,424
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	-	-	-	255,793	-	255,793
持有至到期日及可供銷售金融資產	Held-to-maturity and available-for-sale financial assets	-	-	-	(4,859,466)	-	(4,859,466)
非持作買賣用途證券	Non-trading securities	-	-	-	(1,175,115)	-	(1,175,115)
聯營公司投資	Investments in associated companies	-	-	-	-	-	-
有形固定資產	Tangible fixed assets						
－投資物業	– Investment properties	-	-	-	-	-	-
－其他物業、機械及設備	– Other properties, plants and equipment	-	-	-	-	-	-
商譽	Goodwill	-	45,196	-	-	-	45,196
遞延税項資產	Deferred tax assets	-	-	-	-	-	-
總資產	Total assets	-	45,196	-	988,513	-	1,033,709

4. 會計政策變更（續）
(b) 會計政策變更對本年度的估計影響（續）
(ii) 對本銀行資產負債表之影響（續）

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(b) Estimated effect of changes in accounting policies on the current year (continued)

(ii) Effect on the Bank's balance sheet *(continued)*

		新會計政策之影響（總資產、總股東權益及負債增加／（減少））Effect of new policy (increase/(decrease) in total assets, total equity and liabilities)					
		香港財務報告準則第2號（附註4(c)） HKFRS 2 (note 4(c))	香港財務報告準則第3號（附註4(f)） HKFRS 3 (note 4(f))	香港會計準則第1號（附註4(g)） HKAS 1 (note 4(g))	香港會計準則第32號及第39號（附註4(e)） HKAS 32 & 39 (note 4(e))	香港會計準則詮釋第21號及香港會計準則第40號（附註4(d)） HK (SIC) Interpretation 21 & HKAS 40 (note 4(d))	合計 Total
股東權益及負債	Equity and liabilities						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	-	-	-	-	-	-
客戶之存款	Deposits from customers	-	-	-	-	-	-
已發行之存款證	Certificates of deposit issued	-	-	-	(145,102)	-	(145,102)
買賣用途負債	Trading liabilities	-	-	-	861,120	-	861,120
應付本期稅項	Current tax payable	-	-	-	2,183	-	2,183
遞延稅項負債	Deferred tax liabilities	-	-	-	41,911	910	42,821
其他賬項及準備	Other accounts and provisions	-	-	-	13,501	-	13,501
借貸資本	Loan capital	-	-	-	-	-	-
總負債	Total liabilities	-	-	-	773,613	910	774,523
股本	Share capital	-	-	-	-	-	-
儲備	Reserves						
－股本溢價賬	- Share premium	11,520	-	-	-	-	11,520
－資本儲備	- Capital reserve	-	-	-	-	-	-
－一般儲備	- General reserve	-	-	-	-	-	-
－銀行行址重估儲備	- Bank premises revaluation reserve	-	-	-	-	-	-
－投資物業重估儲備	- Investment properties revaluation reserve	-	-	-	-	(5,200)	(5,200)
－投資重估儲備	- Investment revaluation reserve	-	-	-	(506)	-	(506)
－股本贖回儲備	- Capital redemption reserve	-	-	-	-	-	-
－盈餘滾存	- Unappropriated profits	(11,520)	45,196	-	215,406	4,290	253,372
儲備	Reserves	-	45,196	-	214,900	(910)	259,186
股東資金	Shareholders' funds	-	45,196	-	214,900	(910)	259,186
少數股東權益	Minority interests	-	-	-	-	-	-
股東權益總額	Total equity	-	45,196	-	214,900	(910)	259,186
總股東權益及負債	Total equity and liabilities	-	45,196	-	988,513	-	1,033,709

4. **會計政策變更** ***(續)***

(b) 會計政策變更對本年度的估計影響(續)

(ii) 對本銀行資產負債表之影響 *(續)*

截至二零零五年十二月三十一日止年度於本銀行股東權益直接確認的淨收入估計影響：

4. **CHANGES IN ACCOUNTING POLICIES** ***(CONTINUED)***

(b) Estimated effect of changes in accounting policies on the current year (continued)

(ii) Effect on the Bank's balance sheet *(continued)*

Estimated effect on net income recognised directly in the Bank's equity for the year ended 31st December, 2005:

		新會計政策之影響 (總股東權益增加／(減少)) Effect of new policy (increase/(decrease) in total equity)		
		香港會計準則第39號 (附註4(e)) HKAS 39 (note 4(e))	香港會計準則第40號 (附註4(d)) HKAS 40 (note 4(d))	合計 Total
可分配予本銀行股東	Attributable to shareholders of the Bank	**(5,637)**	**(5,200)**	**(10,837)**

截至二零零五年十二月三十一日止年度內確認與本銀行擁有人進行股本交易之估計影響：

Estimated effect on amounts recognised as capital transactions with owners of the Bank for the year ended 31st December, 2005:

		新會計政策之影響 (總股東權益增加／(減少)) Effect of new policy (increase/(decrease) in total equity)	
		香港財務報告準則第2號 (附註4(c)) HKFRS 2 (note 4(c))	合計 Total
可分配予本銀行股東	Attributable to shareholders of the Bank	**6,588**	**6,588**

4. **會計政策變更(續)**

(c) 僱員認股權計劃(香港財務報告準則第2號「以股份償付」)

於過往年度,概無任何金額在若干行政人員獲派發以購入本銀行股份之認股權時被確認。如僱員選擇行使認股權,分別將面值記入股本及股本溢價賬內之金額只限於認股權行使價之應收金額。

由二零零五年一月一日起,按照香港財務報告準則第2號,本集團須於認股權授予日至生效日期間將認股權之公平價值於損益賬內確認為僱員支出。而在股東權益內之股本溢價亦作相應的增加。

當僱員選擇行使認股權,相關之行使金額撥入股本及股本溢價賬內。如認股權失效而未被行使,則相關之股本溢價直接撥入盈餘滾存。

此新會計政策已追溯應用,除本集團按照香港財務報告準則第二號第五十三段之過渡條文規定並未對下列認股權採用新的確認及計量政策外,比較數字已按照香港財務報告準則第二號之要求重列:

(i) 所有於二零零二年十一月七日或之前已授予僱員之認股權;及

(ii) 所有於二零零二年十一月七日後已授予僱員並於二零零五年一月一日前已有效但尚未行使之認股權。

往年調整金額、對截至二零零五年十二月三十一日止年度業績之影響及當日之股東權益內之股本溢價載於附註4(a)及4(b)。由於在二零零五年一月一日並無任何尚未有效之認股權,因此,並未對二零零四年一月一日的期初結餘作任何調整。

有關僱員認股權計劃的詳情載於附註42。

4. **CHANGES IN ACCOUNTING POLICIES *(CONTINUED)***

(c) Employee share option scheme (HKFRS 2, "Share-based payment")

In prior years, no amounts were recognised when certain executives were granted share options over shares in the Bank. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as staff expense in the profit and loss account between the grant date and vesting date. A corresponding increase is recognised in share premium in equity.

If an employee chooses to exercise options, the exercise price is transferred to share capital and share premium. If the options lapse unexercised, the related share premium is transferred directly to unappropriated profits.

The new accounting policy has been applied retrospectively with comparatives restated in accordance with HKFRS 2, except that the Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:

(i) all options granted to employees on or before 7th November, 2002; and

(ii) all options granted to employees after 7th November, 2002 but which had vested before 1st January, 2005.

The amount of prior year adjustments and the effect on the results for the year ended 31st December, 2005, and the share premium in equity as of that date, are set out in notes 4(a) and 4(b). No adjustments to the opening balances as at 1st January, 2004 are required as no options existed at that time which were unvested at 1st January, 2005.

Details of the employee share option scheme can be found in note 42.

4. 會計政策變更 *(續)*

(d) 投資物業(香港會計準則第40號「投資物業」及香港會計準則詮釋第21號「利得稅—收回重估不作折舊資產」)

有關投資物業之會計政策變更如下：

(i) 於損益賬內確認公平價值變動的時間

於過往年度，本集團投資物業之公平價值變動直接於投資物業重估儲備確認，惟按個別投資組合而言，儲備不足以抵銷該組合之虧損，或先前已於損益賬內確認之虧損予已回撥，或個別投資物業已出售，此等公平價值之變動則在損益賬內確認。

此外，於過往年度，本集團持有未釐定未來用途之土地(包括租賃土地)乃根據會計實務準則17「物業，廠房及設備」估值模式，將土地按公平價值列賬，土地公平價值任何變動則正常計入銀行物業重估儲備扣除其遞延稅項。

由二零零五年一月一日起，本集團對此等公平價值變動所產生之任何收益或虧損於損益賬內確認。此外，倘土地為永久業權或本集團選擇確認租賃土地為投資物業而非持作租賃物業，持有而未釐定未來用途之土地則確認為「投資物業」。

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(d) Investment properties (HKAS 40, "Investment property", and HK(SIC) Interpretation 21, "Income taxes - Recovery of revalued non-depreciable assets")

Change in accounting policies relating to investment properties are as follows.

(i) Timing of recognition of movements in fair value in the profit and loss account

In prior years, movements in the fair value of the Group's investment properties were recognised directly in the investment properties revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognised in the profit and loss account.

In addition, in prior years land (including leasehold land) which the Group held for an undetermined future purpose was accounted for under the valuation model in SSAP 17 "Property, plant and equipment", whereby the land was carried at fair value, with any movements in the fair value of the land being normally taken to the bank premises revaluation reserve, net of deferred tax thereon.

As from 1st January, 2005, the Group recognises any gain or loss arising from change in fair value in the profit and loss account. In addition, land held for an undetermined future purpose is recognised as "investment property" if the property is freehold or, if the property is leasehold, the Group has chosen to recognise such land as investment property rather than as land held under an operating lease.

4. 會計政策變更(續)

(d) 投資物業(香港會計準則第40號「投資物業」及香港會計準則詮釋第21號「利得稅—收回重估不作折舊資產」)(續)

(ii) 計算公平價值變動所產生遞延稅項

於過往年度,本集團須按適用於出售投資物業之稅率釐定於重估投資物業時須確認之遞延稅項。由於出售本集團投資物業毋須繳交任何稅款,故於過往年度並無就遞延稅項作出撥備。

由二零零五年一月一日起,按照香港會計準則詮釋第21號,如本集團並無計劃出售投資物業,及假設本集團沒有採用公平價值模式入賬引致該等物業需要折舊,本集團須採用適用於該物業用途的稅率以確認該等投資物業在價值變動時所產生之遞延稅項。

(iii) 過渡條款及調整影響的陳述

往年調整金額對截至二零零五年十二月三十一日止年度業績之影響及當日之儲備載於附註4(a)及4(b)。

(e) 金融工具(香港會計準則第32號「金融工具:披露與呈報」及香港會計準則第39號「金融工具:確認與計量」)

(i) 於過往年度,若干金融工具之會計政策如下:

- 持有至到期日證券是指本集團有能力及預算持有至到期日之有期債務證券。持有至到期日證券按已攤銷成本減除任何減值撥備在資產負債表列賬。持有至到期日證券之賬面值於每一結算日檢討,按其信貸風險及預算可收回之金額列賬。當預計不能收回所有賬面值時,則會提撥準備金,並於損益賬內確認列作支出。

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(d) Investment properties (HKAS 40, "Investment property", and HK(SIC) Interpretation 21, "Income taxes - Recovery of revalued non-depreciable assets") (continued)

(ii) Measurement of deferred tax on movements in fair value

In prior years, the Group was required to apply the tax rate that would be applicable to the sale of investment properties to determine whether any amounts of deferred tax should be recognised on the revaluation of investment properties. As there would have been no tax payable on the disposal of the Group's investment properties, no deferred tax was provided in prior years.

As from 1st January, 2005, in accordance with HK(SIC) Interpretation 21, the Group recognises deferred tax on movements in the value of an investment property using tax rates that are applicable to the property's use. If the Group has no intention to sell it and the property would have been depreciable had the Group not adopted the fair value model.

(iii) Description of transitional provisions and effect of adjustments

The amount of prior year adjustments and the effect on the results for the year ended 31st December, 2005, and the reserves as of that date, are set out in notes 4(a) and 4(b).

(e) Financial instruments (HKAS 32, "Financial instruments: Disclosure and presentation" and HKAS 39, "Financial instruments: Recognition and measurement")

(i) In prior years, the accounting policies for certain financial instruments were as follows:

- Dated debt securities that the Group had the ability and intention to hold to maturity were classified as held-to-maturity securities. Held-to-maturity securities were stated in the balance sheet at amortised cost less any provisions for diminution in value. The carrying amounts of held-to-maturity securities were reviewed as at each balance sheet date in order to assess the credit risk and whether the carrying amounts were expected to be recovered. Provisions were made when carrying amounts were not expected to be recovered and were recognised as an expense in the profit and loss account.

4. **會計政策變更 *(續)***

(e) 金融工具(香港會計準則第32號「金融工具：披露與呈報」及香港會計準則第39號「金融工具：確認與計量」)(續)

- 買賣用途證券按公平價值於資產負債表列賬。公平價值變動在損益賬內確認。
- 非持作買賣用途證券按公平價值於資產負債表列賬。公平價值之變動則計入投資重估儲備賬直至該證券出售、收回或有可信服證據顯示該證券將減值，其累計收益或虧損由投資重估儲備賬撥入損益賬內。
- 交易組合項下之衍生工具已按市值入賬，其收益及虧損計入交易收益或虧損。
- 在資產負債管理過程中，用以對沖未平倉坐盤額或特定資產或負債之衍生工具已按應計基準入賬，此等組合所持有之有關資產與負債一致。
- 已發行之存款證按成本值列賬。
- 呆壞賬準備包括一般準備。一般準備已反映根據過往經驗及對現行情況之判斷釐定固有虧損風險；而特殊準備則按照董事所訂之指引，對不履行貸款之預計虧損作出提撥。
- 貸款服務費收入及支出以應計基準按相關合約或票據息率確認。不履行貸款之應計利息均不列作收入而計入暫記賬內，並於資產負債表相關之項目中減除。

4. **CHANGES IN ACCOUNTING POLICIES *(CONTINUED)***

(e) Financial instruments (HKAS 32, "Financial instruments: Disclosure and presentation" and HKAS 39, "Financial instruments: Recognition and measurement") (continued)

- Trading securities were stated in the balance sheet at fair value. Changes in fair value were recognised in the profit and loss account as they arose.
- Non-trading securities were stated in the balance sheet at fair value. Changes in the fair value were recognised in the investment revaluation reserve until the security was sold, collected, or otherwise disposed of, or until there was objective evidence that the security was impaired, at which time the relevant cumulative gain or loss was transferred from the investment revaluation reserve to the profit and loss account.
- Derivatives carried in dealing portfolios were marked-to-market, and gains and losses were included in dealing profits or losses.
- Derivatives used in balance sheet management to hedge open positions for specific assets or liabilities, were accounted for on an accrual basis, consistent with the underlying assets and liabilities held in these portfolios.
- Certificates of deposit issued were stated at cost.
- Provisions for bad and doubtful debts included general provision which reflected the inherent risk of losses based on the past experience and judgments about current conditions; and specific provisions reflected the expected loss for non-performing loans following guidelines established by the Directors.
- Loan fee income and expense were recognised on an accrual basis using the relative contract or coupon interest rates. The interest accrued on non-performing loans was not taken as income but credited to a suspense account, which was netted in the balance sheet against the appropriate balance sheet headings.

4. 會計政策變更(續)

(e) 金融工具(香港會計準則第32號「金融工具:披露與呈報」及香港會計準則第39號「金融工具:確認與計量」)(續)

由二零零五年一月一日起,本集團已採納香港會計準則第32號及香港會計準則第39號。新會計政策有關金融工具分類、初始及其後確認及計量、計量公平價值之原則、對沖、減值測試及確認準備與及收益確認之詳情載於賬目附註2。

(ii) 過渡條款及調整影響的陳述

採納以上各項之會計政策變更是通過於二零零五年一月一日調整若干儲備之期初結餘及重新分類之金融工具類別。因期初結餘調整引致本集團於二零零五年一月一日之盈餘滾存及投資重估儲備分別增加港幣182,205,000元及港幣5,131,000元。因受香港會計準則第39號的過渡條款所禁止,故未重報比較數字。

(f) 正商譽及負商譽之攤銷(香港財務報告準則第3號「業務合併」及香港會計準則第36號「資產減值」)

於過往年度,正商譽按直線法於20年內在損益賬攤銷。就受控制附屬公司而言,正商譽按成本值扣減任何累計攤銷及任何減值虧損列賬。至於收購聯營公司,正商譽成本扣減任何累計攤銷及任何減值虧損計入於聯營公司投資之賬面值。

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(e) Financial instruments (HKAS 32, "Financial instruments: Disclosure and presentation" and HKAS 39, "Financial instruments: Recognition and measurement") (continued)

From 1st January, 2005, the Group has adopted HKAS 32 and HKAS 39. Details of new accounting policies in respect of classification of financial instruments, initial and subsequent recognition and measurement, fair value measurement principles, hedging, impairment testing and recognition of allowance and revenue recognition are set out in note 2 to the accounts.

(ii) Description of transitional provisions and effect of adjustments

The change in accounting policies of the above items were adopted by way of opening balance adjustments to certain reserves and redesignation of financial instruments as at 1st January, 2005. As a result of these opening balance adjustments, the unappropriated profits and investment revaluation reserve of the Group as at 1st January, 2005 has been increased by HK$182,205,000 and HK$5,131,000 respectively. Comparative amounts have not been restated as this is prohibited by the transitional arrangements in HKAS 39.

(f) Amortisation of positive and negative goodwill (HKFRS 3, "Business combinations" and HKAS 36, "Impairment of assets")

In prior years, positive goodwill was amortised to the profit and loss account on a straight-line basis over not more than 20 years. In respect of controlled subsidiaries, positive goodwill was stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses. In respect of acquisition of associated companies, the cost of positive goodwill less any accumulated amortisation and any impairment losses was included in the carrying amount of the investments in associated companies.

4. 會計政策變更(續)

(f) 正商譽及負商譽之攤銷(香港財務報告準則第3號「業務合併」及香港會計準則第36號「資產減值」)(續)

由二零零五年一月一日起，按照香港財務報告準則第3號及香港會計準則第36號，本集團不再攤銷正商譽。正商譽須每年評估減值，包括在初始確認的年度及當有跡象顯示可能減值時。當分配為該商譽之現金生產單位的賬面值超過其可收回數額時需確認減值產生之虧損。

亦由二零零五年一月一日起及按照香港財務報告準則第3號，如在業務合併中購入資產淨額的公平價值超過所付代價(即按照以往會計政策稱為負商譽)，超出的金額於產生時即時在損益賬確認。

有關正商譽之新會計政策已按照香港財務報告準則第3號的過渡安排追溯應用。截至二零零五年十二月三十一日止年度綜合財務報表受影響之每一項之調整載於附註4(b)。

另根據香港財務報告準則第3號之過渡性安排，先前直接記入儲備之商譽(即二零零一年一月一日前產生之商譽)於被收購業務出售或減值時或任何其他情況下將不會確認於損益賬內。

有關負商譽政策之變動對財務報表並無影響，因二零零四年十二月三十一日並無負商譽遞延。

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(f) Amortisation of positive and negative goodwill (HKFRS 3, "Business combinations" and HKAS 36, "Impairment of assets") (continued)

With effect from 1st January, 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

Also with effect from 1st January, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognised immediately in the profit and loss account as it arises.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. The adjustments for each consolidated financial statement line affected for the year ended 31st December, 2005 are set out in note 4(b).

Also in accordance with the transitional arrangements under HKFRS 3, goodwill which had previously been taken directly to reserves (i.e. goodwill which arose before 1st January, 2001) will not be recognised in profit and loss account on disposal or impairment of the acquired business or under any other circumstances.

The change in policy relating to negative goodwill had no effect on the financial statements as there was no negative goodwill deferred as at 31st December, 2004.

4. **會計政策變更(續)**

(g) 呈報方式之轉變

(i) 損益賬及資產負債表的呈報方式(香港會計準則第30號「銀行及類同金融機構之披露」)

於過往年度，並未有特定的會計準則規範銀行財務報表的呈報方式。管理層為顧及整體透明度及香港金融管理局的披露要求，決定按每一項目在損益賬及資產負債表上相對之重要性作披露。

由二零零五年一月一日起，為符合香港會計準則第30號之要求，並計及已採納的計量基準，本集團已更改若干於損益賬內之項目的呈報方式。

由二零零五年一月一日起，為符合香港會計準則第30號之要求及幫助了解買賣金融工具的表現，本集團已將持作買賣用途及以公平價值誌入損益賬內之金融工具的有關利息收入及利息支出重新分類及重組。分別由「利息收入」、「利息支出」及「其他營業收入」轉入「持作買賣用途及以公平價值誌入損益賬內之金融工具之淨利息收入」。

4. **CHANGES IN ACCOUNTING POLICIES *(CONTINUED)***

(g) Changes in presentation

(i) Presentation of profit and loss account and balance sheet (HKAS 30, "Disclosures in financial statements of banks and similar financial institutions")

In prior years, there were no specific accounting standards governing the presentation of the accounts of banks. Management, having regard to the overall clarity and the disclosure requirements of the Hong Kong Monetary Authority, exercised its judgement in deciding on the relative prominence given to each item presented on the face of the profit and loss account and balance sheet.

With effect from 1st January, 2005, in order to comply with HKAS 30 and take into account the measurement basis that has been applied, the Group has changed its presentation of certain items on the face of the profit and loss account.

With effect from 1st January, 2005, in order to comply with HKAS 30 and to assist in an understanding of the performance in financial instruments, the Group has reclassified and grouped the interest income and interest expenses arising from financial instruments for trading and measured at fair value through profit or loss from "Interest income", "Interest expense" and "Other operating income" to "Net interest income on financial instruments held for trading and measured at fair value through profit or loss".

4. 會計政策變更(續)

(g) 呈報方式之轉變(續)

(ii) 應佔聯營公司及共同控制實體稅項的呈報方式(香港會計準則第1號「財務報表披露」)

於過往年度，應佔聯營公司及共同控制實體稅項按權益會計法計算，並計入本集團綜合損益賬內之利得稅項下。由二零零五年一月一日起，按照香港會計準則第1號執行指引規定，本集團已更改呈報方式，以權益會計法計算應佔聯營公司及共同控制實體稅項，改為計入本集團綜合損益賬中除稅前溢利的應佔聯營公司溢利或虧損項下。此改變是追溯應用的，比較數字經已重報及載於附註4(a)及4(b)。

(iii) 少數股東權益(香港會計準則第1號「財務報表披露」及香港會計準則第27號「綜合與個別財務報表」)

於過往年度，於結算日之少數股東權益在綜合資產負債表內與負債分別呈報及從資產淨額減除。在計算股東應佔溢利(本銀行股東)，少數股東權益與集團期內溢利在損益賬內分別呈報及減除。

由二零零五年一月一日起，為符合香港會計準則第1號及第27號的要求，本集團已更改少數股東之呈報方式。在新的會計政策下，少數股東權益改為屬股東權益之一部分，並與本銀行股東應佔權益分開列示。詳情已載於附註2(c)內。

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(g) Changes in presentation (continued)

(ii) Presentation of shares of associated companies' and jointly controlled entities' taxation (HKAS 1, "Presentation of financial statements")

In prior years, the Group's share of taxation of associated companies and jointly controlled entities accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1st January, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associated companies and jointly controlled entities accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax. These changes in presentation have been applied retrospectively with comparatives restated as shown in notes 4(a) and 4(b).

(iii) Minority interests (HKAS 1, "Presentation of financial statements" and HKAS 27, "Consolidated and separate financial statements")

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to shareholders (the shareholders of the Bank).

With effect from 1st January, 2005, in order to comply with HKAS 1 and HKAS 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the shareholders of the Bank. Further details of the new policy are set out in note 2(c).

4. 會計政策變更(續)

(h) 關連人士之定義(香港會計準則第24號「關連人士披露」)

由於採納香港會計準則第24號「關連人士披露」，記載於附註2(q)內關連人士之定義經已擴大及澄清關連人士包括可受個人(即主要管理人員、重大股權股東及／或其近親家庭成員)重大影響的公司及提供予本集團或與本集團關連的實體之僱員的在職後福利計劃。澄清關連人士之定義並未對往年度按會計實務準則第20號「關連人士披露」披露或本年度已披露的關連人士交易構成重大影響。

4. CHANGES IN ACCOUNTING POLICIES *(CONTINUED)*

(h) Definition of related parties (HKAS 24, "Related party disclosures")

As a result of the adoption of HKAS 24, "Related party disclosures", the definition of related parties as disclosed in note 2(q) has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. The clarification of the definition of related parties has not resulted in any material changes to the previously reported disclosures of related party transactions; nor has it had any material effect on the disclosures made in the current period, as compared to those that would have been reported had SSAP 20, "Related party disclosures", still been in effect.

5. 營業溢利

(a) 利息收入

5. OPERATING PROFIT

(a) Interest income

		2005	2004 (重報) (restated)
定期存放銀行同業及其他金融機構款項	Placement with banks and other financial institutions	**909,644**	525,890
客戶之貸款	Advances to customers	**2,515,713**	1,768,627
上市投資	Listed investments	**58,361**	79,680
非上市投資	Unlisted investments	**522,511**	484,199
其他利息收入	Other interest income	**35,550**	18,610
		4,041,779	2,877,006

其他利息收入已包括減值金融資產之利息收入港幣22,824,000元，其中包括截至二零零五年十二月三十一日止年度之貸款減值準備之利息折扣港幣10,465,000元(附註20)。

Other interest income includes the amount of interest income accrued on impaired financial assets of HK$22,824,000, which includes interest income on unwinding of impairment provision discount of HKS10,465,000 (Note 20) for the year ended 31st December, 2005.

5. 營業溢利 *(續)*

(b) ***利息支出***

5. OPERATING PROFIT *(CONTINUED)*

(b) Interest expense

		2005	2004 (重報) (restated)
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**66,375**	18,465
客戶之存款	Deposits from customers	**2,051,916**	858,989
已發行之存款證	Certificates of deposit issued	**60,216**	41,438
借貸資本(附註37(a))	Loan capital (Note 37(a))	**134,148**	134,514
其他利息支出	Other interest expenses	**-**	29,283
		2,312,655	1,082,689

(c) ***持作買賣用途及以公平價值誌入損益賬內之金融工具之淨利息收入***

(c) Net interest income on financial instruments held for trading and measured at fair value through profit or loss

		2005	2004
買賣用途資產	Trading assets	**138**	-
買賣用途負債	Trading liabilities	**(562)**	-
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	**234,309**	-
以公平價值誌入損益賬內之金融負債	Financial liabilities measured at fair value through profit or loss	**(84,776)**	-
買賣用途金融衍生工具之利息收入	Trading financial derivatives interest income	**55,869**	-
買賣用途金融衍生工具之利息支出	Trading financial derivatives interest expense	**(69,102)**	-
		135,876	-

二零零四年度之數額不大,其比較數字因而沒有作出相應調整。

The comparative figures for 2004 have not been adjusted as the amount was immaterial.

5. 營業溢利(續)
(d) 其他營業收入

5. OPERATING PROFIT *(CONTINUED)*
(d) Other operating income

		2005	2004 (重報) (restated)
服務費及佣金	Fees and commissions		
貸款佣金及服務費	Credit commission and fees	**120,456**	91,751
有關信用咭服務費	Credit card related fees	**67,947**	63,416
有關貿易服務費	Trade related fees	**80,605**	87,889
保險業務佣金	Insurance commission	**56,761**	52,723
股票買賣服務費	Stockbroking fees	**58,147**	70,623
其他服務費及佣金收入	Other fees and commission income	**173,087**	155,035
減:服務費及佣金支出	Less: Fees and commission paid	**(36,041)**	(37,341)
		520,962	484,096
外匯買賣收益	Gains arising from dealing in foreign currencies	**113,480**	114,288
其他買賣活動收益	Gains on other dealing activities	**981**	1,848
買賣用途金融工具之已實現及未實現淨溢利	Net realised and unrealised profits on trading financial instruments	**33,038**	4,847
以公平價值誌入損益賬內之金融工具之已實現及未實現淨溢利	Net realised and unrealised profits on financial instruments measured at fair value through profit or loss	**59,531**	-
可供銷售非上市投資之股息收入	Dividend income from unlisted available-for-sale investments	**6,071**	4,124
可供銷售上市投資之股息收入	Dividend income from listed available-for-sale investments	**1,629**	6,373
買賣用途上市投資之股息收入	Dividend income from listed trading investments	**149**	-
其他	Others	**19,929**	24,441
		755,770	640,017

5. 營業溢利(續)

(e) 營業支出

5. OPERATING PROFIT *(CONTINUED)*

(e) Operating expenses

		2005	2004 (重報) (restated)
僱員成本	Staff costs		
薪金及其他僱員成本	Salaries and other staff costs	**579,729**	563,934
退休福利成本(附註42)	Retirement benefit costs (Note 42)	**36,267**	35,203
認股權計劃成本(附註37(a))	Share option scheme cost (Note 37(a))	**6,588**	4,932
僱員獎勵計劃成本(附註37(a))	EIP cost (Note 37(a))	**3,372**	2,248
		625,956	606,317
行址及設備支出未計折舊	Premises and equipment expenses, excluding depreciation	**105,179**	102,841
折舊(附註25)	Depreciation (Note 25)	**75,407**	108,058
核數師費用	Auditors' remuneration		
審核服務	Audit services	**3,238**	2,800
稅務服務	Tax services	**532**	779
其他服務	Other services	**868**	40
		4,638	3,619
商譽攤銷(附註26)	Amortisation of goodwill (Note 26)	**-**	44,997
商譽減值虧損(附註26)	Impairment losses on goodwill (Note 26)	**1,170**	–
其他	Others	**163,439**	167,207
		975,789	1,033,039

6. *(a) 重估投資物業及出售有形固定資產及聯營公司之溢利*

項目已包括重估投資物業之未實現收益港幣12,797,000元(二零零四年(重報):港幣68,849,000元)。

6. (a) *Gains on revaluation of investment properties and disposal of tangible fixed assets and associated company*

The amount included an unrealised gain on revaluation of investment properties of HK$12,797,000 (2004 (restated): HK$68,849,000).

6. (b) 出售持有至到期日及可供銷售金融資產之溢利

6. (b) Profits on disposal of held-to-maturity and available-for-sale financial assets

		2005	2004
出售持有至到期日金融資產之溢利	Profit on disposal of held-to-maturity financial assets	**-**	201
轉自投資重估儲備之淨虧損（附註35）	Net revaluation losses transferred from investment revaluation reserves (note 35)	**(7,424)**	–
出售可供銷售之金融資產之虧損	Losses on disposal of available-for-sale financial assets	**(1,624)**	–
		(9,048)	201

7. 稅項

7. TAXATION

(a) 綜合損益計算表內之稅項為：

(a) Taxation in the consolidated profit and loss account represents:

		2005	2004 （重報） (restated)
本期稅項－香港利得稅撥備	Current tax – Provision for Hong Kong profits tax		
本年度稅項	Tax for the year	**239,151**	194,659
往年年度撥備過剩	Overprovision in respect of prior year	**(6,866)**	(9,703)
		232,285	184,956
本期稅項－海外	Current tax – Overseas		
本年度稅項	Tax for the year	**32,609**	50,315
往年年度撥備過剩	Overprovision in respect of prior year	**(6,779)**	(222)
		25,830	50,093
遞延稅項	Deferred taxation		
暫時性差異產生及轉回	Origination and reversal of temporary differences	**7,423**	14,984
稅率減少對遞延稅項於一月一日之結餘之影響	Effect of decrease in tax rate on deferred tax balances at 1 January	**(677)**	–
		6,746	14,984
		264,861	250,033

7. 稅項(續)

(a) 綜合損益計算表內之稅項為：(續)

香港利得稅準備乃按截至二零零五年十二月三十一日止之年度應課稅溢利照現行稅率百分之十七點五(二零零四年：百分之十七點五)計算。海外稅項按本集團之有關單位經營所在國家現行稅率計算。

(b) 稅務支出及使用適用稅率之會計溢利對賬：

7. TAXATION *(CONTINUED)*

(a) Taxation in the consolidated profit and loss account represents: (continued)

The provision for Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year ended 31st December 2005. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

(b) Reconciliation between tax expenses and accounting profit at applicable tax rates:

		2005		2004 (重報) (restated)	
			%		%
除稅前溢利	Profit before tax	**1,615,806**	**100**	1,418,314	100
按有關國家適用利得稅率計算除稅前溢利的名義稅項	Notional tax on profit before tax, calculated at the rates applicable to profits in the countries concerned	**267,845**	**16.57**	247,917	17.48
不可扣減開支之稅項影響	Tax effect of non-deductible expenses	**18,588**	**1.15**	49,614	3.50
非應課稅收益之稅項影響	Tax effect of non-taxable revenue	**(9,147)**	**(0.57)**	(39,171)	(2.76)
未確認的未使用稅損之稅項影響	Tax effect of unused tax losses not recognised	**1,897**	**0.12**	1,599	0.11
年內稅率減少對遞延稅項期初結餘之影響	Effect on opening deferred tax balances resulting from a decrease in tax rate during the year	**(677)**	**(0.04)**	-	-
往年年度撥備過剩	Overprovision in prior years	**(13,645)**	**(0.84)**	(9,926)	(0.70)
		264,861	**16.39**	250,033	17.63

7. 稅項(續) / 7. TAXATION *(CONTINUED)*

(c) 可收回及應付之本期稅項 / *(c) Current tax recoverable and payable*

資產負債表內之(可收回)/應付本期稅項之組成部份如下：

The components of current tax (recoverable)/payable in the balance sheets are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004 (重報) (restated)	**2005**	2004 (重報) (restated)
可收回本期稅項	Current tax recoverable				
香港利得稅準備	Provision for Hong Kong profits tax	**(1,211)**	(5,381)	**-**	-
海外稅項準備	Provision for overseas tax	**-**	-	**-**	-
		(1,211)	(5,381)	**-**	-
應付本期稅項	Current tax payable				
香港利得稅準備	Provision for Hong Kong profits tax	**67,760**	24,423	**53,641**	16,472
海外稅項準備	Provision for overseas tax	**35,038**	38,958	**4,109**	3,734
		102,798	63,381	**57,750**	20,206

所有可收回及應付本期稅項預期於一年內結清。

All current tax recoverable and payable are expected to be settled within 1 year.

7. 稅項(續)

(d) 已確認之遞延稅項資產及負債

年內於資產負債表內確認之遞延稅項(資產)/負債之組成部份變動如下:

7. TAXATION *(CONTINUED)*

(d) Deferred tax assets and liabilities recognised

The components of deferred tax (assets)/liabilities recognised in the balance sheets and the movements during the year are as follows:

		永亨銀行集團 The Group 2005						
		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估可供銷售之金融資產 Revaluation of available-for-sale financial assets	減值貸款之整體減值準備 Collective impairment allowances for impaired loans and advances	稅務虧損 Tax losses	其他 Others	合計 Total
於二零零五年一月一日結餘	At 1st January, 2005							
-往年報告	- as previously reported	28,944	76,410	3,747	(78,527)	(2,640)	-	27,934
-往年投資物業之調整	- prior year adjustments in respect of investment properties	-	9,069	-	-	-	-	9,069
-重報	- as restated	28,944	85,479	3,747	(78,527)	(2,640)	-	37,003
期初結餘調整:	Opening balance adjustments in respect of:							
-金融工具	- financial instruments	-	-	1,088	-	-	-	1,088
-客戶貸款之減值準備回撥	- release of impairment allowances on advances to customers	-	-	-	44,036	-	-	44,036
		-	-	1,088	44,036	-	-	45,124
-已重報並包括期初結餘調整	- as restated, after opening balance adjustments	28,944	85,479	4,835	(34,491)	(2,640)	-	82,127
綜合損益賬內撇除/(提撥)	Charged/(credited) to consolidated profit and loss account	1,811	2,239	-	2,733	100	(137)	6,746
儲備內提撥	Credited to reserves	-	(2,900)	(2,389)	-	-	-	(5,289)
於二零零五年十二月三十一日結餘	At 31st December, 2005	30,755	84,818	2,446	(31,758)	(2,540)	(137)	83,584

7. 稅項（續）
(d) 已確認之遞延稅項資產及負債（續）

7. **TAXATION *(CONTINUED)***
(d) Deferred tax assets and liabilities recognised (continued)

永亨銀行 The Bank 2005

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估可供銷售之金融資產 Revaluation of available-for-sale financial assets	減值貸款之整體減值準備 Collective impairment allowances for impaired loans and advances	其他 Others	合計 Total
於二零零五年一月一日結餘	At 1st January, 2005	24,032	73,021	3,434	(60,303)	-	40,184
期初結餘調整：	Opening balance adjustments in respect of:						
－金融工具	– financial instruments	-	-	1,088	-	-	1,088
－客戶貸款之減值準備回撥	– release of impairment allowances on advances to customers	-	-	-	25,611	-	25,611
		-	-	1,088	25,611	-	26,699
－已重報並包括期初結餘調整	– as restated, after opening balance adjustments	24,032	73,021	4,522	(34,692)	-	66,883
損益賬內撥除／(提撥)	Charged/(credited) to profit and loss account	1,504	910	-	3,218	(137)	5,495
儲備內提撥	Credited to reserves	-	(4,527)	(2,079)	-	-	(6,606)
於二零零五年十二月三十一日結餘	At 31st December, 2005	25,536	69,404	2,443	(31,474)	(137)	65,772

7. 税項(續)

(d) 已確認之遞延税項資產及負債(續)

7. TAXATION *(CONTINUED)*

(d) Deferred tax assets and liabilities recognised (continued)

		永亨銀行集團 The Group 2004 (重報) (restated)					
		超過有關折舊的折舊免税額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估非持作買賣用途證券 Revaluation of non-trading securities	呆壞賬一般撥備 General provision for bad and doubtful debts	税務虧損 Tax losses	合計 Total
於二零零四年一月一日結餘	At 1st January, 2004	18,777	87,465	2,742	(74,698)	(3,130)	31,156
綜合損益賬內撥除/(提撥)	Charged/(credited) to consolidated profit and loss account	10,167	8,156	-	(3,829)	490	14,984
儲備內(提撥)/撥除	(Credited)/charged to reserves	-	(10,142)	1,005	-	-	(9,137)
於二零零四年十二月三十一日結餘	At 31st December, 2004	28,944	85,479	3,747	(78,527)	(2,640)	37,003

7. 稅項 (續)

(d) 已確認之遞延稅項資產及負債 (續)

7. TAXATION *(CONTINUED)*

(d) Deferred tax assets and liabilities recognised (continued)

永亨銀行 The Bank 2004 (重報) (restated)

		超過有關折舊的折舊免稅額 Depreciation allowances in excess of related depreciation	重估物業 Revaluation of properties	重估非持作買賣用途證券 Revaluation of non-trading securities	呆壞賬一般撥備 General provision for bad and doubtful debts	合計 Total
於二零零四年一月一日結餘	At 1st January, 2004	19,571	52,083	1,890	(39,787)	33,757
因與浙一合併而增加	Addition through merger with CFB	838	20,356	-	(20,883)	311
損益賬內撇除	Charged to profit and loss account	3,623	-	-	367	3,990
儲備內撇除	Charged to reserves	-	582	1,544	-	2,126
於二零零四年十二月三十一日結餘	At 31st December, 2004	24,032	73,021	3,434	(60,303)	40,184

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004 (重報) (restated)	**2005**	2004
於資產負債表內確認之淨遞延稅項資產	Net deferred tax assets recognised on the balance sheet	**(7,986)**	(27,950)	**(3,479)**	(9,324)
於資產負債表內確認之淨遞延稅項負債	Net deferred tax liabilities recognised on the balance sheet	**91,570**	64,953	**69,251**	49,508
		83,584	37,003	**65,772**	40,184

8. 本銀行股東應得之溢利

本銀行股東應得之溢利中計有港幣1,124,275,000元（二零零四年（重報）：港幣968,472,000元）於銀行之賬項內出賬。

8. PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS

The profit attributable to the shareholders includes an amount of HK$1,124,275,000 (2004 (restated): HK$968,472,000) which has been dealt with in the accounts of the Bank.

9. 股息

(a) 本年度股息

9. DIVIDENDS

(a) Dividends attributable to the year

		2005	2004
按294,000,500股（二零零四年：293,910,500股）計算，已宣佈及派發之中期股息每股港幣七角（二零零四年：港幣五角三仙）	Interim dividend declared and paid of HK$0.70 (2004: HK$0.53) per share on 294,000,500 (2004: 293,910,500) shares	**205,800**	155,773
低估去年之末期股息	Underprovision of final dividend in respect of the previous year	**57**	140
按294,020,500股（二零零四年：293,910,500股）計算，在資產負債表結算日後擬派之末期股息每股港幣一元六角（二零零四年：港幣一元四角三仙）	Final dividend proposed after the balance sheet date of HK$1.60 (2004: HK$1.43) per share on 294,020,500 (2004: 293,910,500) shares	**470,433**	420,292
		676,290	576,205

在資產負債表結算日後擬派之末期股息，並未於資產負債表日確認為負債。

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) 於年內批准及派發之去年應得股息

(b) Dividends attributable to the previous year, approved and paid during the year

		2005	2004
按293,950,500股（二零零四年：293,910,500股）計算，於去年批准及派發之末期股息每股港幣一元四角三仙（二零零四年：港幣一元零八仙）	Final dividend in respect of the previous year, approved and paid during the year, of HK$1.43 (2004: HK$1.08) per share on 293,950,500 (2004: 293,910,500) shares	**420,349**	317,423

10. 董事酬金

遵照香港《公司條例》161節而發表之董事酬金現列如下：

10. DIRECTORS' EMOLUMENTS

Directors' emoluments disclosed pursuant to section 161 of the Hong Kong Companies Ordinance are as follows:

		2005					
		董事袍金 Directors' fee	薪金及其他酬金 Salaries and other emoluments	退休金供款 Pension contributions	花紅 Performance bonuses	以股份償付 Share-based payment	合計 Total
執行董事	Executive directors						
馮國綸	Patrick Y B Fung	229	5,200	600	4,026	1,908	11,963
王家華	Frank J Wang	115	2,460	-	2,666	1,356	6,597
馮國聲	Michael Y S Fung	115	2,704	312	2,013	1,234	6,378
何志偉	Louis C W Ho	115	1,609	186	571	798	3,279
非執行董事	Non-executive directors						
Alan R Griffith	Alan R Griffith	100	-	-	-	-	100
謝孝衍	Aloysius H Y Tse	100	89	-	-	-	189
劉漢銓	Ambrose H C Lau	100	-	-	-	-	100
古岸濤	Andrew M Gordon	100	50	-	-	-	150
鄭漢鈞	Cheng Hon Kwan	100	50	-	-	-	150
Kenneth A Lopian	Kenneth A Lopian	100	-	-	-	-	100
李國賢	Simon K Y Lee	100	50	-	-	-	150
董建成	Tung Chee Chen	100	-	-	-	-	100
合計	Total	1,374	12,212	1,098	9,276	5,296	29,256

10. 董事酬金(續)　10. DIRECTORS' EMOLUMENTS *(CONTINUED)*

		董事袍金 Directors' fee	薪金及其他酬金 Salaries and other emoluments	退休金供款 Pension contributions	花紅 Performance bonuses	以股份償付 Share-based payment	合計 Total
		2004 (重報) (restated)					
執行董事	Executive directors						
馮鈺斌	Patrick Y B Fung	241	5,200	600	7,106	1,222	14,369
王家華	Frank J Wang	123	2,059	-	4,566	864	7,612
馮鈺聲	Michael Y S Fung	123	2,542	292	3,553	783	7,293
何志偉	Louis C W Ho	123	1,609	186	705	491	3,114
非執行董事	Non-executive directors						
Alan R Griffith	Alan R Griffith	100	-	-	-	-	100
謝孝衍	Aloysius H Y Tse	100	50	-	-	-	150
劉漢銓	Ambrose H C Lau	100	-	-	-	-	100
古岸濤	Andrew M Gordon	100	50	-	-	-	150
鄭漢鈞	Cheng Hon Kwan	100	50	-	-	-	150
何子珍	Ho Soo Ching	100	50	-	-	-	150
Kenneth A Lopian	Kenneth A Lopian	100	-	-	-	-	100
李國賢	Simon K Y Lee	166	50	-	-	-	216
董建成	Tung Chee Chen	166	-	-	-	-	166
合計	Total	1,642	11,660	1,078	15,930	3,360	33,670

上述以股份償付乃根據銀行之認股權計劃及僱員獎勵計劃獲發之認股權及獎賞，詳情已列於董事會報告書有關「認股權計劃」及「僱員獎勵計劃」內。

The above share-based payments were fair value of share options and awards granted under the Bank's Share Option Scheme and EIP. The details of these benefits in kind are disclosed under "Share Option Scheme" and "Employee Incentive Plan" in the Report of the Directors.

11. 行政人員酬金

最高受薪五位僱員包括四位(二零零四年：三位)董事，酬金已列於以上附註十內。餘下一位(二零零四年：兩位)酬金現列如下：

11. EXECUTIVES' EMOLUMENTS

The five highest paid individuals included four (2004: three) directors, details of whose emoluments are set out in Note 10 above. The emoluments of the remaining one individual (2004: two) are as follows:

		2005	2004
薪金及其他酬金	Salaries and other emoluments	**1,922**	2,868
退休金供款	Pension contributions	**220**	338
花紅	Performance bonuses	**1,200**	3,660
以股份償付	Share-based payment	**554**	556
		3,896	7,422

行政人員酬金入於下列各範圍內：

The emoluments of the executive are within the following band:

		2005 行政人員人數 Number of Executives	2004 行政人員人數 Number of Executives
港幣2,500,001元－港幣3,000,000元	HK$ 2,500,001 – HK$ 3,000,000	**-**	1
港幣3,500,001元－港幣4,000,000元	HK$ 3,500,001 – HK$ 4,000,000	**1**	–
港幣4,000,001元－港幣4,500,000元	HK$ 4,000,001 – HK$ 4,500,000	**-**	1
		1	2

12. 每股盈利

每股基本盈利乃根據全年股東應得之溢利港幣1,348,718,000元(二零零四年(重報)：港幣1,166,689,000元)及於該期間已發行股份之加權平均數293,970,062股(二零零四年：293,897,112股)普通股計算。

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to the shareholders of HK$1,348,718,000 (2004 (restated): HK$1,166,689,000) and on the weighted average number of 293,970,062 (2004: 293,897,112) ordinary shares in issue during the year.

12. 每股盈利(續)

12. EARNINGS PER SHARE *(CONTINUED)*

		2005 每股港幣一元之股份數目 Number of shares of HK$1.00 each	2004 每股港幣一元之股份數目 Number of shares of HK$1.00 each
於一月一日之已發行普通股結餘	Issued ordinary shares at 1st January	**293,910,500**	293,780,500
已行使認股權之影響	Effect of share option exercised	**59,562**	116,612
用作計算每股基本盈利的普通股份加權平均數	Weighted average number of ordinary shares used in calculating basic earnings per share	**293,970,062**	293,897,112

攤薄每股盈利乃根據全年股東應得之溢利港幣1,348,718,000元(二零零四年(重報):港幣1,166,689,000元)及於該期間已發行股份之加權平均數294,844,825股(二零零四年:294,567,557股)普通股計算,並就所有潛在攤薄盈利的股份874,763股(二零零四年:670,445股)普通股予以調整。

The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$1,348,718,000 (2004 (restated): HK$1,166,689,000) and on the weighted average number of 294,844,825 (2004: 294,567,557) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares of 874,763 (2004: 670,445).

		2005 每股港幣一元之股份數目 Number of shares of HK$1.00 each	2004 每股港幣一元之股份數目 Number of shares of HK$1.00 each
用作計算每股基本盈利的普通股份加權平均數	Weighted average number of ordinary shares used in calculating basic earnings per share	**293,970,062**	293,897,112
被視為行使之認股權計劃	Deemed exercise of share option scheme	**733,918**	347,069
被視為行使之僱員獎賞計劃	Deemed exercise of EIP	**140,845**	323,376
用作計算每股攤薄盈利的普通股份加權平均數	Weighted average number of ordinary shares used in calculating diluted earnings per share	**294,844,825**	294,567,557

13. 現金及短期資金

13. CASH AND SHORT-TERM FUNDS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
現金及存放銀行同業及其他金融機構(附註33)	Cash and balances with banks and other financial institutions (Note 33)	**1,781,679**	1,394,069	**1,387,648**	1,106,702
通知及短期存放(附註33)	Money at call and short notice (Note 33)	**16,998,025**	18,548,891	**16,958,098**	18,481,417
政府債券(附註33)	Treasury bills (Note 33)	**1,274,094**	586,358	**399,029**	402,416
		20,053,798	20,529,318	**18,744,775**	19,990,535

現金及存放銀行同業及其他金融機構之分析如下：

Cash and balances with banks and other financial institutions are analysed as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
現金結餘	Cash balances	**381,624**	325,855	**271,043**	244,298
存放及定期存放中央銀行	Balances and placement with central banks	**413,531**	260,313	**228,574**	101,351
存放及定期存放銀行同業	Balances and placement with banks	**986,524**	807,874	**888,031**	761,026
存放其他金融機構	Balances with other financial institutions	**-**	27	**-**	27
		1,781,679	1,394,069	**1,387,648**	1,106,702

通知及短期存放之分析如下：

Money at call and short notice are analysed as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
定期存放銀行同業(附註33)	Placement with banks (Note 33)	**16,998,025**	18,548,891	**16,958,098**	18,481,417

所有政府債券為持有至到期日，由中央政府及各中央銀行發出，並為非上市之債券。

All treasury bills are held-to-maturity, issued by central governments and central banks and are unlisted.

14. 定期存放銀行同業及其他金融機構款項(一至十二個月內到期)

定期存放銀行同業及其他金融機構之分析如下：

14. PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS MATURING BETWEEN ONE AND TWELVE MONTHS

Placements with banks and other financial institutions are analysed as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2005	2004	**2005**	2004
定期存放銀行同業(附註33) Placement with banks (Note 33)	**2,657,380**	1,435,527	**2,629,507**	1,408,389

15. 貿易票據已減除減值準備

15. TRADE BILLS LESS IMPAIRMENT ALLOWANCES

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2005	2004	**2005**	2004
貿易票據 Trade bills	**653,992**	552,613	**414,160**	388,671
減值貸款之個別減值準備(附註20) Individual impairment allowances for impaired loans and advances (Note 20)	**(961)**	-	**(961)**	-
減值貸款之整體減值準備(附註20) Collective impairment allowances for impaired loans and advances (Note 20)	**(656)**	-	**(655)**	-
特殊準備(附註20) Specific provisions for bad and doubtful debts (Note 20)	-	(54)	-	(54)
一般準備(附註20) General provisions for bad and doubtful debts (Note 20)	-	(1,435)	-	(1,374)
(附註33) (Note 33)	**652,375**	551,124	**412,544**	387,243

16. 存款證

持有之存款證全部為持有至到期日及非上市之存款證。

16. CERTIFICATES OF DEPOSIT HELD

All the certificates of deposit held were held-to-maturity and were unlisted.

17. 買賣用途資產 17. TRADING ASSETS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004 (重報) (restated)	**2005**	2004 (重報) (restated)
債務證券：	Debt securities:				
本港上市	Listed in Hong Kong	**299**	153	**299**	153
非上市	Unlisted	**1,413**	–	**1,413**	–
		1,712	153	**1,712**	153
本港上市股票	Equity securities listed in Hong Kong	**74,380**	11,914	**66,380**	–
買賣用途證券總額	Total trading securities	**76,092**	12,067	**68,092**	153
衍生金融工具之正數公平價值（附註36(b)）	Positive fair values of derivative financial instruments (Note 36(b))	**835,172**	18,741	**861,618**	18,741
（附註33）	(Note 33)	**911,264**	30,808	**929,710**	18,894

本銀行之買賣用途資產包括與附屬公司交易之衍生金融工具之正公平價值港幣26,445,000元（二零零四年：無）。

Trading assets of the Bank included positive fair values of derivative financial instruments transacted with a subsidiary amounting to HK$26,445,000 (2004: Nil).

買賣用途證券交易對手如下：

Trading securities analysed by counterparty are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
發行機構：	Issued by:				
中央政府及中央銀行	Central government and central banks	**201**	50	**201**	50
銀行同業及其他金融機構	Banks and other financial institutions	**42,036**	5,364	**37,014**	–
企業	Corporate entities	**33,757**	6,550	**30,779**	-
公營機構	Public sector	**98**	103	**98**	103
		76,092	12,067	**68,092**	153

18. 以公平價值誌入損益賬內之金融資產

18. FINANCIAL ASSETS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2005	2004	**2005**	2004
債務證券(附註33): Debt securities (Note 33):				
本港上市 Listed in Hong Kong	**93,506**	-	**93,506**	-
海外上市 Listed outside Hong Kong	**1,230,053**	-	**1,230,053**	-
非上市 Unlisted	**4,600,865**	-	**4,600,865**	-
	5,924,424	-	**5,924,424**	-

以公平價值誌入損益賬內之金融資產交易對手如下:

Financial assets measured at fair value through profit or loss analysed by counterparty are as follows:

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2005	2004	**2005**	2004
發行機構: Issued by:				
銀行同業及其他金融機構 Banks and other financial institutions	**2,886,507**	-	**2,886,507**	-
企業 Corporate entities	**2,527,422**	-	**2,527,422**	-
公營機構 Public sector	**510,495**	-	**510,495**	-
	5,924,424	-	**5,924,424**	-

由二零零五年起採納香港會計準則第39號後,若干金融資產及金融負債已於二零零五年一月一日被重新指定為以公平價值誌入損益賬內之金融資產/負債。由於不允許追溯性引用香港會計準則第39號,故並未於二零零四年作出重新指定。

Following the adoption of HKAS 39 in 2005, certain financial assets and financial liabilities were re-designated as financial assets/liabilities measured at fair value through profit or loss on 1st January, 2005. There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted.

於二零零五年一月一日指定為以公平價值誌入損益賬內之金融資產之賬面值為港幣5,277,726,000元,而該等資產於二零零四年十二月三十一日分類為持有至到期日及非持作買賣用途之證券,分別為港幣4,125,330,000元及港幣1,134,545,000元。

The carrying amount of financial assets designated at fair value through profit or loss as at 1st January, 2005 was HK$5,277,726,000 and these assets were classified as held-to-maturity and non-trading securities at HK$4,125,330,000 and HK$1,134,545,000 respectively as at 31st December, 2004.

19. 客戶之貸款及其他賬項已減除減值準備

(a) 客戶之貸款及其他賬項已減除減值準備

19. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS IMPAIRMENT ALLOWANCES

(a) Advances to customers and other accounts less impairment allowances

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004 (重報) (restated)	**2005**	2004 (重報) (restated)
客戶貸款	Advances to customers	**54,401,834**	49,189,126	**42,518,513**	39,437,861
減值貸款之個別減值準備 (附註20)	Individual impairment allowances for impaired loans and advances (Note 20)	**(119,720)**	-	**(104,194)**	-
減值貸款之整體減值準備 (附註20)	Collective impairment allowances for impaired loans and advances (Note 20)	**(207,842)**	-	**(178,795)**	-
特殊準備(附註20)	Specific provisions for bad and doubtful debts (Note 20)	**-**	(127,731)	**-**	(83,611)
一般準備(附註20)	General provisions for bad and doubtful debts (Note 20)	**-**	(494,779)	**-**	(347,786)
(附註33)	(Note 33)	**54,074,272**	48,566,616	**42,235,524**	39,006,464
銀行同業及其他金融機構之貸款(附註33)	Advances to banks and other financial institutions (Note 33)	**79,191**	110,865	**79,191**	110,865
應計利息及其他賬項	Accrued interest and other accounts	**1,310,822**	1,012,793	**897,608**	648,873
衍生金融工具－對沖用途 (附註36(b))	Derivative financial instruments – hedging (Note 36(b))	**8,598**	2,993	**8,598**	2,225
		55,472,883	49,693,267	**43,220,921**	39,768,427

19. 客戶之貸款及其他賬項已減除減值準備 (續)

19. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS IMPAIRMENT ALLOWANCES *(CONTINUED)*

(b) 減值貸款

減值之客戶貸款總額及個別減值準備連按將來可收回數額之折扣值如下：

(b) Impaired loans

The gross impaired advances to customers and individual impairment allowances made after taking into account the discounted value of future recoverable amounts in respect of such advances are as follows:

		永亨銀行集團 The Group	
		2005	2004
減值之客戶貸款總額	Gross impaired advances to customers	**560,065**	824,995
佔客戶貸款總額之百分比	Gross impaired advances as a percentage of total advances to customers	**1.03%**	1.68%
所持抵押品金額	Amount of collateral held	**412,530**	671,350
個別減值準備	Individual impairment allowances	**119,720**	–
特殊準備	Specific provisions	**-**	127,731

於二零零四年十二月三十一日及二零零五年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中，並無個別減值準備之貸款。

There were no individual impairment allowances made on advances to banks and other financial institutions on 31st December, 2005 and 31st December, 2004.

19. 客戶之貸款及其他賬項已減除減值準備(續)

19. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS IMPAIRMENT ALLOWANCES *(CONTINUED)*

(c) 客戶貸款內包括融資租賃：

(c) Included in advances to customers are net investments in finance leases:

根據融資租賃應收的最低租賃付款總額及其現值如下：

The total minimum lease payments receivable under finance leases and their present values are as follows:

		永亨銀行集團 The Group					
		2005			2004		
		最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments	最低租賃付款現值 Present value of the minimum lease payments	相關未來利息收入 Interest income relating to future periods	最低租賃付款總額 Total minimum lease payments
應收賬款：	Amount receivable:						
一年以內	Within 1 year	**1,766,192**	**213,682**	**1,979,874**	1,506,382	160,574	1,666,956
一年以上至五年內	After 1 year but within 5 years	**2,086,306**	**195,957**	**2,282,263**	1,767,630	141,653	1,909,283
五年以上	After 5 years	**181,878**	**81,236**	**263,114**	239,480	56,966	296,446
		4,034,376	**490,875**	**4,525,251**	3,513,492	359,193	3,872,685
減值貸款之個別減值準備	Individual impairment allowances for impaired loans and advances	**(2,434)**			-		
減值貸款之整體減值準備	Collective impairment allowances for impaired loans and advances	**(15,209)**			-		
呆壞賬準備	Provisions for bad and doubtful debts	**-**			(2,366)		
融資租賃的淨投資額	Net investment in finance leases	**4,016,733**			3,511,126		

於二零零四年十二月三十一日及二零零五年十二月三十一日，本銀行並無融資租賃應收款項。

The Bank had no finance lease receivable as at 31st December, 2005 and 31st December, 2004.

19. 客戶之貸款及其他賬項已減除減值準備 (續)

(d) 客戶貸款行業分類：

客戶貸款之行業類別是按該等貸款之用途分類及未減除任何減值準備。

19. ADVANCES TO CUSTOMERS AND OTHER ACCOUNTS LESS IMPAIRMENT ALLOWANCES *(CONTINUED)*

(d) Advances to customers - by industry sectors

The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any impairment allowances.

		永亨銀行集團 The Group		差幅 Change
		2005	2004	%
在香港使用之貸款	**Loans for use in Hong Kong**			
工業、商業及金融	Industrial, commercial and financial			
一物業發展	- Property development	**652,264**	652,393	-
一物業投資	- Property investment	**9,628,817**	8,502,635	13.3
一財務機構	- Financial concerns	**508,747**	631,997	-19.5
一股票經紀	- Stockbrokers	**307,150**	244,082	25.8
一批發與零售業	- Wholesale and retail trade	**835,833**	974,803	-14.3
一製造業	- Manufacturing	**1,460,996**	1,745,129	-16.3
一運輸與運輸設備	- Transport and transport equipment	**2,827,696**	2,721,053	3.9
一股票有關之貸款	- Share financing	**256,776**	205,011	25.2
一其他	- Others	**2,899,347**	3,032,779	-4.4
個人	Individuals			
一購買「居者有其屋」、「私人機構參建居屋計劃」及「租者置其屋計劃」樓宇之貸款	- Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**1,500,857**	1,618,601	-7.3
一購買其他住宅物業之貸款	- Loans for the purchase of other residential properties	**13,917,497**	13,872,283	0.3
一信用咭貸款	- Credit card advances	**385,932**	358,582	7.6
一其他	- Others	**3,523,120**	3,272,558	7.7
貿易融資	**Trade finance**	**3,057,178**	2,575,916	18.7
在香港以外使用之貸款	**Loans for use outside Hong Kong**			
一澳門	- Macau	**4,817,591**	4,026,596	19.6
一中華人民共和國	- People's Republic of China	**7,801,900**	4,729,891	64.9
一其他	- Others	**20,133**	24,817	-18.9
		54,401,834	49,189,126	10.6

20. 減值貸款之減值準備及呆壞賬準備 / IMPAIRMENT ALLOWANCES FOR IMPAIRED LOANS AND ADVANCES AND PROVISIONS FOR BAD AND DOUBTFUL DEBTS

		永亨銀行集團 The Group 2005		
		個別 Individual	整體 Collective	合計 Total
一月一日結餘	At 1st January	127,785	496,214	623,999
新增會計政策有關之期初結餘調整	Opening balance adjustments in respect of new accounting policy	(3,806)	(273,884)	(277,690)
已重報並包括期初結餘調整	As restated, after opening balance adjustments	123,979	222,330	346,309
新增	Additions	105,066	16,106	121,172
回撥	Releases	(37,178)	(29,938)	(67,116)
支取／(存入)損益賬淨額	Net charge/(credit) to profit and loss account	67,888	(13,832)	54,056
貸款減值虧損折扣轉回(附註5(a))	Unwind of discount of loans impairment loss (Note 5(a))	(10,465)	-	(10,465)
收回往年已撇除之貸款	Recoveries of advances written off in previous years	86,136	-	86,136
年內撇除	Amounts written off	(146,857)	-	(146,857)
十二月三十一日結餘	At 31st December	120,681	208,498	329,179
包括下列項目準備：	Representing:			
貿易票據(附註15)	Trade bills (Note 15)	961	656	1,617
客戶之貸款(附註19(a))	Advances to customers (Note 19(a))	119,720	207,842	327,562
		120,681	208,498	329,179

20. 減值貸款之減值準備及呆壞賬準備 (續)

20. IMPAIRMENT ALLOWANCES FOR IMPAIRED LOANS AND ADVANCES AND PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

		永亨銀行 The Bank 2005		
		個別 Individual	整體 Collective	合計 Total
一月一日結餘	At 1st January	**83,665**	**349,160**	**432,825**
新增會計政策有關之期初結餘調整	Opening balance adjustments in respect of new accounting policy	**(460)**	**(152,914)**	**(153,374)**
已重報並包括期初結餘調整	As restated, after opening balance adjustments	**83,205**	**196,246**	**279,451**
新增	Additions	**85,289**	**9,687**	**94,976**
回撥	Releases	**(21,852)**	**(26,483)**	**(48,335)**
支取/(存入)損益賬淨額	Net charge/(credit) to profit and loss account	**63,437**	**(16,796)**	**46,641**
貸款減值虧損折扣轉回	Unwind of discount of loans impairment loss	**(10,465)**	**-**	**(10,465)**
收回往年已撇除之貸款	Recoveries of advances written off in previous years	**74,108**	**-**	**74,108**
年內撇除	Amounts written off	**(105,130)**	**-**	**(105,130)**
十二月三十一日結餘	At 31st December	**105,155**	**179,450**	**284,605**
包括下列項目準備:	Representing:			
貿易票據(附註15)	Trade bills (Note 15)	**961**	**655**	**1,616**
客戶之貸款(附註19(a))	Advances to customers (Note 19(a))	**104,194**	**178,795**	**282,989**
		105,155	**179,450**	**284,605**

20. 減值貸款之減值準備及呆壞賬準備（續） 20. IMPAIRMENT ALLOWANCES FOR IMPAIRED LOANS AND ADVANCES AND PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

		永亨銀行集團 The Group 2004		
		特殊 Specific	一般 General	合計 Total
一月一日結餘	At 1st January	276,859	467,919	744,778
新提撥	New provisions	51,085	31,864	82,949
回撥	Releases	(24,850)	(3,665)	(28,515)
支取損益賬淨額	Net charge to profit and loss account	26,235	28,199	54,434
收回往年已撇除之貸款	Recoveries of advances written off in previous years	85,556	--	85,556
年內撇除	Amounts written off	(260,865)	94	(260,771)
換算調整	Exchange adjustment	–	2	2
十二月三十一日結餘	At 31st December	127,785	496,214	623,999
包括下列項目準備：	Representing:			
貿易票據（附註15）	Trade bills (Note 15)	54	1,435	1,489
客戶之貸款（附註19(a)）	Advances to customers (Note 19(a))	127,731	494,779	622,510
		127,785	496,214	623,999

20. 減值貸款之減值準備及呆壞賬準備 *(續)*

20. IMPAIRMENT ALLOWANCES FOR IMPAIRED LOANS AND ADVANCES AND PROVISIONS FOR BAD AND DOUBTFUL DEBTS *(CONTINUED)*

		永亨銀行 The Bank 2004		
		特殊 Specific	一般 General	合計 Total
一月一日結餘	At 1st January	145,385	219,461	364,846
因與浙一合併而增加	Addition through merger with CFB	80,645	122,000	202,645
新提撥	New provisions	35,039	11,265	46,304
回撥	Releases	(17,804)	(3,575)	(21,379)
支取損益賬淨額	Net charge to profit and loss account	17,235	7,690	24,925
收回往年已撇除之貸款	Recoveries of advances written off in previous years	80,298	-	80,298
年內撇除	Amounts written off	(239,898)	-	(239,898)
換算調整	Exchange adjustment	-	9	9
十二月三十一日結餘	At 31st December	83,665	349,160	432,825
包括下列項目準備：	Representing:			
貿易票據(附註15)	Trade bills (Note 15)	54	1,374	1,428
客戶之貸款(附註19(a))	Advances to customers (Note 19(a))	83,611	347,786	431,397
		83,665	349,160	432,825

21. 持有至到期日及可供銷售金融資產 21. HELD-TO-MATURITY AND AVAILABLE-FOR-SALE FINANCIAL ASSETS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
持有至到期日之債務證券：	Held-to-maturity debt securities:				
上市	Listed				
－本港上市	– in Hong Kong	**85,348**	87,766	**85,348**	87,766
－海外上市	– outside Hong Kong	**202,232**	677,995	**202,232**	677,995
		287,580	765,761	**287,580**	765,761
非上市	Unlisted	**9,838,934**	18,102,157	**9,295,630**	17,616,773
		10,126,514	18,867,918	**9,583,210**	18,382,534
可供銷售之債務證券：	Available-for-sale debt securities:				
上市(市場價值)	Listed (at market value)				
－本港上市	– in Hong Kong	**12,467**	–	**-**	–
－海外上市	– outside Hong Kong	**2,782,418**	–	**2,730,229**	–
		2,794,885	–	**2,730,229**	–
非上市	Unlisted	**2,879,968**	–	**2,839,435**	–
		5,674,853	–	**5,569,664**	–
可供銷售之股票：	Available-for-sale equity securities:				
本港上市(市場價值)	Listed in Hong Kong (at market value)	**1,856**	–	**1,470**	–
非上市	Unlisted	**106,207**	–	**95,608**	–
		108,063	–	**97,078**	–
		5,782,916	–	**5,666,742**	–
(附註33)	(Note 33)	**15,909,430**	18,867,918	**15,249,952**	18,382,534
持有至到期日之上市債務證券之市場價值	Market value of listed held-to-maturity debt securities	**288,331**	779,768	**288,331**	779,768
持有至到期日之非上市債務證券之公平價值	Fair value of unlisted held-to-maturity debt securities	**9,757,850**	18,080,092	**9,220,546**	17,590,212

21. 持有至到期日及可供銷售金融資產 (續)

由二零零五年起採納香港會計準則第39號後，若干持有至到期日之證券已於二零零五年一月一日被重列為以公平價值誌入損益賬內或可供銷售之金融資產。由於不允許追溯性引用香港會計準則第39號，故並未於二零零四年作出重新指定。

除以上重列外，年內並無出售持有至到期日之債務證券。於二零零四年，在出售經攤銷後成本為港幣67,503,000元的持有至到期日之債務證券後，集團錄得溢利港幣84,000元並誌於損益賬中。資產負債管理委員會亦核准是次持有至到期日證券之出售，以修訂投資項目的期限及風險管理。

由二零零五年起採納香港會計準則第39號後，若干金融資產已於二零零五年一月一日被重列為可供銷售之金融資產。由於不允許追溯性引用香港會計準則第39號，故並未於二零零四年作出重新指定。

可供銷售之金融資產於二零零五年一月一日之賬面值為港幣1,671,490,000元，而該等資產於二零零四年十二月三十一日乃分類為持有至到期日證券。

21. HELD-TO-MATURITY AND AVAILABLE-FOR-SALE FINANCIAL ASSETS *(CONTINUED)*

Following the adoption of HKAS 39 in 2005, certain held-to-maturity securities were reclassified as financial assets at fair value through profit or loss and available-for-sale on 1st January, 2005. There was no such reclassification in 2004 as retrospective application of HKAS 39 is not permitted.

Except the above reclassification, no held-to-maturity debt securities was disposed during the year. In 2004, held-to-maturity debt securities with an amortised cost of HK$67,503,000 were disposed of at a profit of HK$84,000 being recognised in the profit and loss account. Management, as approved by the Asset and Liability Management Committee, sold these held-to-maturity securities to modify the maturity and risk profile of the investment portfolios.

Following the adoption of HKAS 39 in 2005, certain financial assets were reclassified as available-for-sale financial assets on 1st January, 2005. There was no such reclassification in 2004 as retrospective application of HKAS 39 is not permitted.

The carrying amount of available-for-sale financial assets as at 1st January, 2005 was HK$1,671,490,000 and these assets were classified as held-to-maturity as at 31st December 2004.

21. 持有至到期日及可供銷售金融資產(續)

持有至到期日及可供銷售金融資產之交易對手分析如下：

21. HELD-TO-MATURITY AND AVAILABLE-FOR-SALE FINANCIAL ASSETS *(CONTINUED)*

Held-to-maturity and available-for-sale financial assets analysed by counterparty are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
發行機構：	Issued by:				
中央政府及中央銀行	Central governments and central banks	**7,764**	7,774	**7,764**	7,774
銀行同業及其他金融機構	Banks and other financial institutions	**13,564,685**	14,050,979	**13,069,702**	13,682,686
企業	Corporate entities	**1,996,214**	4,457,969	**1,857,352**	4,340,878
公營機構	Public sector	**340,767**	351,196	**315,134**	351,196
		15,909,430	18,867,918	**15,249,952**	18,382,534

持有至到期日之政府債券及存款證已分別披露於資產負債表、賬項附註13及16內。

Held-to-maturity treasury bills and certificates of deposit are disclosed separately in the balance sheets, notes 13 and 16 to the accounts.

22. 非持作買賣用途證券

22. NON-TRADING SECURITIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
非持作買賣用途之債務證券：	Non-trading debt securities:				
上市(市場價值)	Listed (at market value)				
－本港上市	– in Hong Kong	**-**	29,196	**-**	–
－海外上市	– outside Hong Kong	**-**	858,144	**-**	802,692
非上市	Unlisted	**-**	352,783	**-**	331,853
		-	1,240,123	**-**	1,134,545
非持作買賣用途之股票：	Non-trading equity securities:				
本港上市(市場價值)	Listed in Hong Kong (at market value)	**-**	93,463	**-**	93,213
非上市	Unlisted	**-**	187,236	**-**	179,550
		-	280,699	**-**	272,763
(附註33)	(Note 33)	**-**	1,520,822	**-**	1,407,308

22. 非持作買賣用途證券 *(續)*

非持作買賣用途證券交易對手分析如下：

22. NON-TRADING SECURITIES *(CONTINUED)*

Non-trading securities analysed by counterparty are as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
發行機構：	Issued by:				
銀行同業及其他金融機構	Banks and other financial institutions	-	325,715	-	278,978
企業	Corporate entities	-	633,040	-	593,375
公營機構	Public sector	-	562,067	-	534,955
		-	1,520,822	-	1,407,308

二零零五年採納香港會計準則第39號後，賬面值為港幣1,134,545,000元之非持作買賣用途債務證券於二零零五年一月一日重新分類為以公平價值誌入損益賬內之證券。由於不允許追溯性引用香港會計準則第39號，故並未於二零零四年作出重新指定。

Following the adoption of HKAS 39 in 2005, non-trading debt securities at carrying amount of HK$1,134,545,000 were reclassified as securities measured at fair value through profit or loss on 1st January, 2005. There was no such re-designation in 2004 as retrospective application of HKAS 39 is not permitted.

23. 附屬公司投資

23. INVESTMENTS IN SUBSIDIARIES

		2005	2004
非上市公司股份(原值)	Unlisted shares, at cost	**682,707**	633,416

23. 附屬公司投資(續)
主要附屬公司現列如下：

23. INVESTMENTS IN SUBSIDIARIES (CONTINUED)
The following list contains only the particulars of principal subsidiaries:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	業務範圍 Principal activities
澳門永亨銀行有限公司 Banco Weng Hang, S.A.	澳門 Macau	MOP120,000,000	100%	銀行業務 Banking
永亨銀行(開曼)有限公司 Wing Hang Bank (Cayman) Limited	開曼群島 Cayman Islands	US$25,000,000	100%	銀行業務 Banking
永亨財務有限公司 Wing Hang Finance Company Limited	香港 Hong Kong	HK$130,000,000	100%	接受存款及租購貸款 Deposit Taking and Hire Purchase
永亨蘇黎世保險有限公司 Wing Hang Zurich Insurance Company Limited	香港 Hong Kong	HK$45,000,000	65%	保險業務 Insurance
Cyber Wing Hang Limited	香港 Hong Kong	HK$30,000,000	100%	資訊科技投資 Information Technology Investment
永亨信用財務有限公司 Wing Hang Credit Limited	香港 Hong Kong	HK$20,000,000	100%	私人貸款 Consumer Lending
永亨證券有限公司 Wing Hang Shares Brokerage Company Limited	香港 Hong Kong	HK$10,000,000	100%	證券買賣 Securities Dealing
永亨銀行信託有限公司 Wing Hang Bank (Trustee) Limited	香港 Hong Kong	HK$3,000,000	100%	信託服務 Trustee Services
永亨保險顧問有限公司 Wing Hang Insurance Brokers Limited	香港 Hong Kong	HK$100,000	100%	保險顧問 Insurance Broker
永亨保險代理有限公司 Wing Hang Insurance Agency Limited	香港 Hong Kong	HK$50,000	100%	保險代理 Insurance Agency

23. 附屬公司投資（續） 23. INVESTMENTS IN SUBSIDIARIES *(CONTINUED)*

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	業務範圍 Principal activities
永亨銀行（代理人）有限公司 Wing Hang Bank (Nominees) Limited	香港 Hong Kong	HK$10,000	100%	代理服務 Nominee Services
卓和企業有限公司 Cheuk Woo Enterprises Company Limited	香港 Hong Kong	HK$10,000	100%	物業投資 Property Investment
Wing Hang Financial Holdings (BVI) Limited	英屬處女群島 British Virgin Islands	US$10	100%	後償票據發行人 Issuer of Subordinated Notes
浙一地產有限公司 Honfirst Land Limited	香港 Hong Kong	HK$27,000,000	100%	物業投資 Property Investment
洪富投資有限公司 Honfirst Investment Limited	香港 Hong Kong	HK$13,000,000	100%	期貨交易 Futures Trading
浙江第一證券有限公司 Chekiang First Securities Company Limited	香港 Hong Kong	HK$6,000,000	100%	證券買賣 Securities Dealing

24. 聯營公司投資 24. INVESTMENTS IN ASSOCIATED COMPANIES

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
非上市股份（原值）	Unlisted shares, at cost	**-**	-	**112,000**	112,000
應佔淨資產	Share of net assets	**84,955**	73,706	**-**	-
貸予聯營公司	Loans to associated companies	**62,000**	62,000	**62,000**	62,000
		146,955	135,706	**174,000**	174,000

貸予聯營公司之款項並無抵押、免息及須於二零零八年償還。

Loans to associated companies are unsecured, interest-free and repayable in 2008.

24. 聯營公司投資（續）

聯營公司現列如下：

24. INVESTMENTS IN ASSOCIATED COMPANIES *(CONTINUED)*

The following list contains the particulars of associated companies:

公司名稱 Name of company	註冊及經營地點 Place of incorporation and operation	已發行普通股面值 Nominal value of issued ordinary shares	持有權益 Percentage held	投票權 Voting power	業務範圍 Principal activities
銀聯控股有限公司 Bank Consortium Holding Limited	香港 Hong Kong	HK$150,000,000	27%	七分之二* 2 out of 7*	退休福利計劃服務 Provision of Services for Retirement Schemes
香港人壽保險有限公司 Hong Kong Life Insurance Limited	香港 Hong Kong	HK$210,000,000	33%	三分之一* 1 out of 3*	保險業務 Insurance
銀聯通寶有限公司 Joint Electronic Teller Services Limited	香港 Hong Kong	HK$10,023,800	20% (a)	五分之一* 1 out of 5*	自動櫃員機網絡 ATM Network

* 本集團於董事會應佔之投票數目。

* *Representing the number of votes on the board of directors attributable to the Group.*

附註：(a) 本集團於銀聯通寶有限公司應佔淨資產乃根據本集團就此聯營公司所收取的股息計算。

Notes: (a) The Group's share of net asset in Joint Electronic Teller Services Limited is based on the Group's share of dividend received from this associated company during this year.

2005

		資產 Assets	負債 Liabilities	股東權益 Equity	總營業收入 Total operating income	稅項 Tax	除稅後溢利 Profit after tax
百分之一百	100 percent	**2,056,313**	**1,485,507**	**570,806**	**210,159**	**12,288**	**64,149**
本集團的實際權益	Group's effective interest	**561,119**	**476,164**	**84,955**	**39,844**	**2,597**	**11,249**

2004

		資產 Assets	負債 Liabilities	股東權益 Equity	總營業收入 Total operating income	稅項 Tax	除稅後溢利 Profit after tax
百分之一百	100 percent	1,599,631	1,075,437	524,194	158,591	3,185	22,653
本集團的實際權益	Group's effective interest	415,209	341,503	73,706	29,230	684	4,545

25. 有形固定資產

25. TANGIBLE FIXED ASSETS

		永亨銀行集團 The Group 2005				
		投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本或估值	Cost or valuation					
二零零五年一月一日結餘	At 1st January, 2005	209,560	1,502,092	578,024	2,080,116	2,289,676
添置	Additions	-	668	55,231	55,899	55,899
出售	Disposals	(5,000)	(27,180)	(49,135)	(76,315)	(81,315)
由銀行行址轉移至投資物業	Transfers from bank premises to investment properties	18,338	(18,743)	-	(18,743)	(405)
由投資物業轉移至銀行行址	Transfers from investment properties to bank premises	(4,248)	4,248	-	4,248	-
重估盈餘	Surplus on revaluation	12,797	9,297	-	9,297	22,094
二零零五年十二月三十一日結餘	At 31st December, 2005	231,447	1,470,382	584,120	2,054,502	2,285,949
上述資產之成本或估值分析如下：	The analysis of cost or valuation of the above assets is as follows:					
成本	At cost	-	1,076,780	584,120	1,660,900	1,660,900
估值	At valuation					
二零零五年	2005	231,447	-	-	-	231,447
一九九零年	1990	-	357,888	-	357,888	357,888
一九八九年	1989	-	9,347	-	9,347	9,347
一九八四年	1984	-	26,367	-	26,367	26,367
		231,447	1,470,382	584,120	2,054,502	2,285,949
折舊累積	Accumulated depreciation					
二零零五年一月一日結餘	At 1st January, 2005	-	135,867	381,239	517,106	517,106
本年度提撥(附註5(e))	Charge for the year (Note 5(e))	-	25,700	49,707	75,407	75,407
出售撥除	Written back on disposals	-	(2,175)	(41,472)	(43,647)	(43,647)
由銀行行址轉移至投資物業	Transfers from bank premises to Investment properties	-	(405)	-	(405)	(405)
二零零五年十二月三十一日結餘	At 31st December, 2005	-	158,987	389,474	548,461	548,461
賬面淨值	Net book value					
二零零五年十二月三十一日結餘	At 31st December, 2005	231,447	1,311,395	194,646	1,506,041	1,737,488

25. 有形固定資產 (續) 25. TANGIBLE FIXED ASSETS *(CONTINUED)*

永亨銀行 The Bank 2005

		投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本或估值	Cost or valuation					
二零零五年一月一日結餘	At 1st January, 2005	13,100	1,126,174	487,862	1,614,036	1,627,136
添置	Additions	-	668	47,677	48,345	48,345
出售	Disposals	-	(27,000)	(46,899)	(73,899)	(73,899)
重估盈餘	Surplus on revaluation	5,200	-	-	-	5,200
二零零五年十二月三十一日結餘	At 31st December, 2005	18,300	1,099,842	488,640	1,588,482	1,606,782

上述資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

		投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本	At cost	-	741,104	488,640	1,229,744	1,229,744
估值	At valuation					
二零零五年	2005	18,300	-	-	-	18,300
一九九零年	1990	-	357,888	-	357,888	357,888
一九八九年	1989	-	850	-	850	850
		18,300	1,099,842	488,640	1,588,482	1,606,782
折舊累積	Accumulated depreciation					
二零零五年一月一日結餘	At 1st January, 2005	-	99,968	319,072	419,040	419,040
本年度提撥	Charge for the year	-	19,302	41,512	60,814	60,814
出售撇除	Written back on disposals	-	(2,175)	(39,389)	(41,564)	(41,564)
二零零五年十二月三十一日結餘	At 31st December, 2005	-	117,095	321,195	438,290	438,290
賬面淨值	Net book value					
二零零五年十二月三十一日結餘	At 31st December, 2005	18,300	982,747	167,445	1,150,192	1,168,492

25. 有形固定資產 *(續)*

25. TANGIBLE FIXED ASSETS *(CONTINUED)*

永亨銀行集團
The Group
2004

		投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本或估值	Cost or valuation					
二零零四年一月一日結餘	At 1st January, 2004	225,785	1,383,428	775,706	2,159,134	2,384,919
添置	Additions	18,187	72,018	61,085	133,103	151,290
出售	Disposals	(29,222)	(27,541)	(258,789)	(286,330)	(315,552)
轉移	Transfers	(74,150)	74,150	-	74,150	-
換算調整	Exchange adjustment	111	37	22	59	170
重估盈餘	Surplus on revaluation	68,849	-	-	-	68,849
二零零四年十二月三十一日結餘	At 31st December, 2004	209,560	1,502,092	578,024	2,080,116	2,289,676

上述資產之成本或估值分析如下：

The analysis of cost or valuation of the above assets is as follows:

		投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本	At cost	-	1,108,490	578,024	1,686,514	1,686,514
估值	At valuation					
二零零四年	2004	209,560	-	-	-	209,560
一九九零年	1990	-	357,888	-	357,888	357,888
一九八九年	1989	-	9,347	-	9,347	9,347
一九八四年	1984	-	26,367	-	26,367	26,367
		209,560	1,502,092	578,024	2,080,116	2,289,676
折舊累積	Accumulated depreciation					
二零零四年一月一日結餘	At 1st January, 2004	270	114,196	540,836	655,032	655,302
本年度提撥(附註5(e))	Charge for the year (Note 5(e))	733	23,313	84,012	107,325	108,058
出售撇除	Written back on disposals	(1,004)	(1,642)	(243,621)	(245,263)	(246,267)
換算調整	Exchange adjustment	1	-	12	12	13
二零零四年十二月三十一日結餘	At 31st December, 2004	-	135,867	381,239	517,106	517,106
賬面淨值	Net book value					
二零零四年十二月三十一日結餘	At 31st December, 2004	209,560	1,366,225	196,785	1,563,010	1,772,570

25. 有形固定資產(續)

25. TANGIBLE FIXED ASSETS *(CONTINUED)*

永亨銀行 The Bank 2004

	投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本或估值 Cost or valuation					
二零零四年一月一日結餘 At 1st January, 2004	72,000	874,106	359,939	1,234,045	1,306,045
因與浙一合併而增加 Additions through merger with CFB	6,200	171,430	320,684	492,114	498,314
添置 Additions	-	22,568	55,542	78,110	78,110
出售 Disposals	-	(13,930)	(248,305)	(262,235)	(262,235)
轉移 Transfer	(72,000)	72,000	-	72,000	-
換算調整 Exchange adjustment	-	-	2	2	2
重估盈餘 Surplus on revaluation	6,900	-	-	-	6,900
二零零四年十二月三十一日結餘 At 31st December, 2004	13,100	1,126,174	487,862	1,614,036	1,627,136

上述資產之成本或估值分析如下： The analysis of cost or valuation of the above assets is as follows:

	投資物業 Investment Properties	銀行行址 Bank Premises	設備 Equipment	銀行行址及設備 Bank Premises and equipment	合計 Total
成本 At cost	-	767,436	487,862	1,255,298	1,255,298
估值 At valuation					
二零零四年 2004	13,100	-	-	-	13,100
一九九零年 1990	-	357,888	-	357,888	357,888
一九八九年 1989	-	850	-	850	850
	13,100	1,126,174	487,862	1,614,036	1,627,136
折舊累積 Accumulated depreciation					
二零零四年一月一日結餘 At 1st January, 2004	-	81,025	239,990	321,015	321,015
因與浙一合併而增加 Additional through merger with CFB	-	1,847	239,135	240,982	240,982
本年度提撥 Charge for the year	-	17,375	75,629	93,004	93,004
出售撇除 Written back on disposals	-	(279)	(235,683)	(235,962)	(235,962)
換算調整 Exchange adjustment	-	-	1	1	1
二零零四年十二月三十一日結餘 At 31st December, 2004	-	99,968	319,072	419,040	419,040
賬面淨值 Net book value					
二零零四年十二月三十一日結餘 At 31st December, 2004	13,100	1,026,206	168,790	1,194,996	1,208,096

25. 有形固定資產 *(續)*

銀行行址以成本或董事估值列賬。重估盈餘港幣9,297,000元(二零零四年：無)已轉移至本集團之銀行行址重估儲備，並已扣除遞延稅項港幣1,627,000元(二零零四年：無)。

投資物業已於二零零五年十二月三十一日經由獨立測量師行第一太平戴維斯(其員工部份為香港測量師學會的資深會員)以公開市值為基準列賬。

如本集團及本銀行以成本減累計折舊入賬，行址的賬面值將分別為港幣996,800,000元(二零零四年：港幣1,049,641,000元)及港幣688,763,000元(二零零四年：港幣730,406,000元)。

銀行行址及投資物業賬面淨值包括：

25. TANGIBLE FIXED ASSETS *(CONTINUED)*

Bank premises were stated at cost or directors' valuation. The revaluation surplus of HK$9,297,000 (2004: Nil) has been transferred to the bank premises revaluation reserve of the Group, net of deferred tax of HK$1,627,000 (2004: Nil).

Investment properties were revalued by an independent firm of surveyors, FPDSavills who have among their staff, Fellows of the Hong Kong Institute of Surveyors, on an open market value basis as at 31st December, 2005.

The carrying amount of bank premises of the Group and the Bank would have been HK$996,800,000 (2004: HK$1,049,641,000) and HK$688,763,000 (2004:HK$730,406,000) respectively had they been stated at cost less accumulated depreciation.

The net book value of bank premises and investment properties comprises:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
永久業權	FREEHOLD				
－海外	– Held outside Hong Kong	**47,870**	48,803	**-**	-
租約	LEASEHOLD				
－本港	– Held in Hong Kong				
長期約	Long leases				
(有效期在五十年以上者)	(over 50 years unexpired)	**871,447**	774,591	**519,436**	544,195
中期約	Medium-term leases				
(有效期在十年至五十年者)	(10 to 50 years unexpired)	**523,900**	650,841	**444,620**	457,200
－海外	– Held outside Hong Kong				
長期約	Long leases				
(有效期在五十年以上者)	(over 50 years unexpired)	**2,031**	2,069	**2,031**	2,069
中期約	Medium-term leases				
(有效期在十年至五十年者)	(10 to 50 years unexpired)	**44,261**	71,752	**34,960**	35,842
短期約	Short leases (less than				
(有效期在十年以下者)	10 years unexpired)	**53,333**	27,729	**-**	-
		1,542,842	1,575,785	**1,001,047**	1,039,306

25. 有形固定資產 (續)

本集團根據經營租賃形式出租投資物業。租賃年期通常為期由二至三年。所有租約並不包括或然租金。

所有以經營租賃持有而符合投資物業定義之物業均列為投資物業。

本集團在不可撤銷經營租賃內,未來最低應收租賃款項總額如下:

25. TANGIBLE FIXED ASSETS *(CONTINUED)*

The Group leases out investment properties under operating leases. The leases typically run for an initial period of two to three years. None of the leases includes contingent rentals.

All properties held under operating leases that would otherwise meet the definition of investment property are classified as investment property.

The Group's total future minimum lease payments under non-cancellable operating leases are receivables as follows:

		The Group 永亨銀行集團	
		2005	2004
一年或以下	1 year or less	**8,508**	5,317
一年以上至五年	5 years or less but over 1 years	**4,660**	2,044
		13,168	7,361

26. 商譽 / 26. GOODWILL

(a) 商譽 / (a) Goodwill

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
成本	Cost				
一月一日結餘	At 1st January	**909,733**	972,156	**903,917**	-
因收購附屬公司而增加	Addition through acquisition of subsidiary	**879**	-	-	-
因與浙一合併而增加	Addition through merger with CFB	-	-	-	966,340
年內收回商譽	Amount recovered during the year	-	(66,864)	-	(66,864)
年內支付商譽	Amount paid during the year	-	4,441	-	4,441
期初結餘調整以沖銷累計攤銷	Opening balance adjustment to eliminate accumulated amortisation	**(62,020)**	-	**(56,495)**	-
十二月三十一日結餘	At 31st December	**848,592**	909,733	**847,422**	903,917
累計攤銷及減值虧損	Accumulated amortisation and impairment loss				
一月一日結餘	At 1st January	**62,020**	17,023	**56,495**	-
因與浙一合併而增加	Addition through merger with CFB	-	-	-	12,079
年內攤銷(附註5(e))	Amortisation for the year (Notes 5(e))	-	44,997	-	44,416
於二零零五年一月一日在成本沖銷	Eliminated against cost at 1st January 2005	**(62,020)**	-	**(56,495)**	-
年內減值虧損(附註5(e))	Impairment loss for the year (Note 5(e))	**1,170**	-	-	-
十二月三十一日結餘	At 31st December	**1,170**	62,020	-	56,495
賬面淨值於十二月三十一日結餘	Net book value as at 31st December	**847,422**	847,713	**847,422**	847,422

26. 商譽(續)

(a) 商譽(續)

於二零零四年，尚未於儲備內直接確認的正商譽是按不多於二十年期限以直線法攤銷。於截至二零零四年十二月三十一日止年度攤銷的正商譽已包括於綜合損益賬內之「營業支出」項目內。

如附註4(f)所闡釋，由二零零五年一月一日起，本集團毋須再攤銷商譽。按照香港財務報告準則第3號的過渡條款，於二零零五年一月一日的累計商譽攤銷已於當日之商譽成本作沖銷。

(b) 包含商譽的現金生產單位之減值測試

本集團按營業地區及業務分類分配商譽予可辨別的現金生產單位如下：

	2005
收購之零售銀行業務	560,128
收購之企業銀行業務	233,741
收購之財資業務	53,553
	847,422

現金生產單位的可收回金額則根據使用價值計算。計算方法按照管理層已核准的5年財務預算的現金流量估計。超過5年期間的現金流量按下述的估計利率作推斷。增長率不可超過該現金生產單位所經營業務的長期平均增長率。

用於使用價值計算的主要假設：

	2005 %
增長率	6.54
折扣率	11.85

26. GOODWILL *(CONTINUED)*

(a) Goodwill (continued)

In 2004, positive goodwill not already recognised directly in reserves was amortised on a straight-line basis not more than 20 years. The amortisation of positive goodwill for the year ended 31st December 2004 was included in "operating expenses" in the consolidated profit and loss account.

As explained further in note 4(f), with effect from 1st January 2005 the Group no longer amortises goodwill. In accordance with the transitional provisions set out in HKFRS 3, the accumulated amortisation of goodwill as at 1st January 2005 has been eliminated against the cost of goodwill as at that date.

(b) Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group's cash-generating units ("CGU") identified according to country of operation and business segment as follows:

	2005
Retail banking business acquired	560,128
Corporate banking business acquired	233,741
Treasury business acquired	53,553
	847,422

The recoverable amount of the CGU is determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimate rates stated below. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates.

Key assumptions used for value in use calculations:

	2005 %
Growth rate	6.54
Discount rate	11.85

27. 銀行同業及其他金融機構之存款

27. DEPOSITS AND BALANCES OF BANKS AND OTHER FINANCIAL INSTITUTIONS

銀行同業及其他金融機構之存款之分析如下：

Deposits and balances of banks and other financial institutions are analysed as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
中央銀行之存款	Deposits from central banks	**84,377**	6,373	**84,377**	6,373
銀行同業之存款	Deposits from banks	**1,618,649**	1,203,209	**1,610,236**	1,199,036
(附註33)	(Note 33)	**1,703,026**	1,209,582	**1,694,613**	1,205,409

28. 客戶存款

28. DEPOSITS FROM CUSTOMERS

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
活期存款及往來賬戶	Demand deposits and current accounts	**8,309,633**	9,871,231	**7,624,367**	9,345,063
儲蓄存款	Savings deposits	**11,578,904**	16,800,082	**8,176,603**	13,141,655
定期存款及通知存款	Time, call and notice deposits	**65,784,915**	51,897,848	**52,101,927**	40,611,573
(附註33)	(Note 33)	**85,673,452**	78,569,161	**67,902,897**	63,098,291

29. 已發行之存款證

29. CERTIFICATES OF DEPOSIT ISSUED

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
以攤銷成本計算之已發行存款證	Certificates of deposit issued at amortised cost	**1,902,640**	4,616,090	**1,902,640**	4,621,145
指定以公平價值誌入損益賬內之已發行結構性存款證	Structured certificates of deposit issued designated at inception as fair value through profit or loss	**1,921,699**	-	**1,926,612**	-
(附註33)	(Note 33)	**3,824,339**	4,616,090	**3,829,252**	4,621,145

於二零零五年一月一日，因採納香港會計準則第39號，集團初始時確認存款證港幣2,215,679,000元(銀行：港幣2,220,734,000元)列為以公平價值誌入損益賬內之已發行之存款證。

At 1st January 2005, the Group designated on initial recognition HK$2,215,679,000 (Bank: HK$2,220,734,000) of certificates of deposit issued at fair value through profit or loss upon the adoption of HKAS 39.

於二零零五年十二月三十一日，因基準利率轉變，賬面值與本集團於到期時應付合約上金額的差額為港幣144,974,000元(本銀行：港幣145,102,000元)。

At 31st December 2005, the difference between the carrying amount and the contractual amount payable at maturity for the Group amounted to HK$144,974,000 (Bank: HK$145,102,000) due to changes in benchmark interest rate.

30. 買賣用途負債

30. TRADING LIABILITIES

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2005	2004 (重報) (restated)	**2005**	2004 (重報) (restated)
衍生金融工具之負公平價值(附註33及36(b)) / Negative fair values of derivative financial instruments (Notes 33 & 36(b))	**865,962**	8,628	**869,748**	8,628

本銀行的買賣用途負債包括與附屬公司交易之衍生金融工具的負數公平價值港幣3,842,000元(二零零四年：無)。

Trading liabilities of the Bank included negative fair values of derivative financial instruments transacted with a subsidiary amounting to HK$3,842,000 (2004: Nil).

31. 其他賬項及準備

31. OTHER ACCOUNTS AND PROVISIONS

	永亨銀行集團 The Group		永亨銀行 The Bank	
	2005	2004 (重報) (restated)	**2005**	2004 (重報) (restated)
衍生金融工具－對沖用途(附註36(b)) / Derivative financial instruments – hedging (Note 36(b))	**13,047**	26,672	**13,501**	26,672
其他應付款項及應付利息 / Other payable and interest payable	**1,190,483**	948,450	**796,356**	539,567
	1,203,530	975,122	**809,857**	566,239

本銀行之其他賬項及準備包括與附屬公司交易之衍生金融工具的負數公平價值港幣454,000元(二零零四年：無)。

Other accounts and provisions of the Bank included negative fair values of derivative financial instruments transacted with a subsidiary amounting to HK$454,000 (2004: Nil).

32. 借貸資本

票面值港幣2,519,888,000元(附註33)(325,000,000美元)之借貸資本，是指由本銀行單一目的全資附屬財務公司Wing Hang Financial Holdings (BVI) Limited，於二零零三年發行年息5.25%，並評定為次級資本的後償票據。本銀行無條件及不可撤回地保證該等於新加坡交易所上市之票據下應付之所有款項。該等票據將於二零一三年十月十日到期。

32. LOAN CAPITAL

Loan capital with face value of HK$2,519,888,000 (Note 33) (US$325,000,000) represents 5.25% subordinated notes qualifying as tier 2 capital which were issued during 2003 by Wing Hang Financial Holdings (BVI) Limited, a single purpose wholly owned finance subsidiary of the Bank. The Bank unconditionally and irrevocably guarantees all amounts payable under the notes which are listed on the Singapore Exchange Trading Limited. The notes will mature on 10th October, 2013.

33. 期限分析

33. MATURITY PROFILE

永亨銀行集團
The Group
2005

		即時還款 Repayable on demand	一個月或以下 1 month or less	一個月以上至三個月 3 months or less but over 1 month	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	合計 Total
資產	**Assets**								
－現金及存放銀行同業及其他金融機構(附註13)	- Cash and balances with banks and other financial institutions (Note 13)	1,781,679	-	-	-	-	-	-	1,781,679
－通知及短期存放(附註13)	- Money at call and short notice (Note 13)	-	16,998,025	-	-	-	-	-	16,998,025
－政府債券(附註13)	- Treasury bills (Note 13)	-	1,074,883	199,211	-	-	-	-	1,274,094
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)(附註14)	- Placements with banks and other financial institutions maturing between 1 and 12 months (Note 14)	-	-	2,559,271	98,109	-	-	-	2,657,380
－貿易票據已減除減值準備(附註15)	- Trade bills less impairment allowances (Note 15)	59,356	283,050	291,217	6,813	-	-	11,939	652,375
－買賣用途資產(附註17)	- Trading assets (Note 17)	-	-	-	300	1,412	-	909,552	911,264
－以公平價值誌入損益賬內之金融資產(附註18)	- Financial assets measured at fair value through profit or loss (Note 18)	-	-	155,331	1,139,979	3,991,252	637,862	-	5,924,424
－客戶之貸款已減除減值準備(附註19(a))	- Advances to customers less impairment allowances (Note 19(a))	2,412,503	3,244,921	3,951,024	6,777,178	16,612,653	20,941,046	134,947	54,074,272
－銀行同業及其他金融機構之貸款(附註19(a))	- Advances to banks and other financial institutions (Note 19(a))	208	-	-	31,593	47,390	-	-	79,191
－持有至到期日及可供銷售金融資產(附註21)	- Held-to-maturity and available-for-sale financial assets (Note 21)	-	-	13,939	682,115	14,015,122	1,090,191	108,063	15,909,430
－其他資產	- Other assets	12,435	921,303	88,051	57,945	134,619	-	2,846,129	4,060,482
總資產	Total assets	4,266,181	22,522,182	7,258,044	8,794,032	34,802,448	22,669,099	4,010,630	104,322,616
負債	**Liabilities**								
－銀行同業及其他金融機構之存款(附註27)	- Deposits and balances of banks and other financial institutions (Note 27)	186,926	615,900	390,732	432,567	76,901	-	-	1,703,026
－客戶之存款(附註28)	- Deposits from customers (Note 28)	19,830,717	48,583,380	14,785,225	1,644,926	829,204	-	-	85,673,452
－已發行之存款證(附註29)	- Certificates of deposit issued (Note 29)	-	429,215	1,448,126	684,067	1,262,931	-	-	3,824,339
－買賣用途負債(附註30)	- Trading liabilities (Note 30)	-	-	-	-	-	-	865,962	865,962
－借貸資本(附註32)	- Loan capital (Note 32)	-	-	-	-	-	2,519,888	-	2,519,888
－其他負債	- Other liabilities	-	732,897	233,517	298,044	83,774	-	49,666	1,397,898
總負債	Total liabilities	20,017,643	50,361,392	16,857,600	3,059,604	2,252,810	2,519,888	915,628	95,984,565
資產/(負債)淨差距	Net assets/(liabilities) gap	(15,751,462)	(27,839,210)	(9,599,556)	5,734,428	32,549,638	20,149,211	3,095,002	8,338,051

33. 期限分析(續)　33. MATURITY PROFILE *(CONTINUED)*

永亨銀行
The Bank
2005

		即時還款 Repayable on demand	一個月或以下 1 month or less	一個月以上至三個月 3 months or less but over 1 month	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	合計 Total
資產	**Assets**								
－現金及存放銀行同業及其他金融機構(附註13)	- Cash and balances with banks and other financial institutions (Note 13)	1,387,648	-	-	-	-	-	-	1,387,648
－通知及短期存放(附註13)	- Money at call and short notice (Note 13)	-	16,958,098	-	-	-	-	-	16,958,098
－政府債券(附註13)	- Treasury bills (Note 13)	-	199,818	199,211	-	-	-	-	399,029
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)(附註14)	- Placements with banks and other financial institutions maturing between 1 and 12 months (Note 14)	-	-	2,531,398	98,109	-	-	-	2,629,507
－貿易票據已減除減值準備(附註15)	- Trade bills less impairment allowances (Note 15)	59,322	156,114	181,550	6,809	-	-	8,749	412,544
－買賣用途資產(附註17)	- Trading assets (Note 17)	-	-	-	300	1,412	-	927,998	929,710
－以公平價值誌入損益賬內之金融資產(附註18)	- Financial assets measured at fair value through profit or loss (Note 18)	-	-	155,331	1,139,979	3,991,252	637,862	-	5,924,424
－客戶之貸款已減除減值準備(附註19(a))	- Advances to customers less impairment allowances (Note 19(a))	2,164,747	2,692,787	3,032,671	4,506,517	12,141,555	17,663,043	34,204	42,235,524
－銀行同業及其他金融機構之貸款(附註19(a))	- Advances to banks and other financial institutions (Note 19(a))	208	-	-	31,593	47,390	-	-	79,191
－附屬公司欠款	- Amounts due from subsidiaries	4,196	75,118	60,000	2,641,131	1,448,840	1,845,000	-	6,074,285
－持有至到期日及可供銷售金融資產(附註21)	- Held-to-maturity and available-for-sale financial assets (Note 21)	-	-	13,939	643,613	13,544,101	951,221	97,078	15,249,952
－其他資產	- Other assets	9,444	642,143	85,981	50,234	86,809	-	2,907,695	3,782,306
總資產	Total assets	3,625,565	20,724,078	6,260,081	9,118,285	31,261,359	21,097,126	3,975,724	96,062,218
負債	**Liabilities**								
－銀行同業及其他金融機構之存款(附註27)	- Deposits and balances of banks and other financial institutions (Note 27)	178,513	615,900	390,732	432,567	76,901	-	-	1,694,613
－客戶之存款(附註28)	- Deposits from customers (Note 28)	15,807,745	39,609,656	11,129,575	1,180,104	175,817	-	-	67,902,897
－已發行之存款證(附註29)	- Certificates of deposit issued (Note 29)	-	429,215	1,448,127	688,980	1,262,930	-	-	3,829,252
－買賣用途負債(附註30)	- Trading liabilities (Note 30)	-	-	-	-	-	-	869,748	869,748
－附屬公司存款	- Amounts due to subsidiaries	836,150	4,364,485	2,034,712	3,360,063	1,093,945	2,512,396	-	14,201,751
－其他負債	- Other liabilities	-	450,236	224,258	197,182	48,074	-	17,108	936,858
總負債	Total liabilities	16,822,408	45,469,492	15,227,404	5,858,896	2,657,667	2,512,396	886,856	89,435,119
資產/(負債)淨差距	Net assets/(liabilities) gap	(13,196,843)	(24,745,414)	(8,967,323)	3,259,389	28,603,692	18,584,730	3,088,868	6,627,099

33. 期限分析 *(續)*

33. MATURITY PROFILE *(CONTINUED)*

永亨銀行集團
The Group
2004
(重報)
(restated)

		即時還款 Repayable on demand	一個月或以下 1 month or less	一個月以上至三個月 3 months or less but over 1 month	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	合計 Total
資產	**Assets**								
－現金及存放銀行同業及其他金融機構(附註13)	- Cash and balances with banks and other financial institutions (Note 13)	1,394,069	-	-	-	-	-	-	1,394,069
－通知及短期存放(附註13)	- Money at call and short notice (Note 13)	-	18,548,891	-	-	-	-	-	18,548,891
－政府債券(附註13)	- Treasury bills (Note 13)	-	511,631	74,727	-	-	-	-	586,358
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)(附註14)	- Placements with banks and other financial institutions maturing between 1 and 12 months (Note 14)	-	-	1,337,360	98,167	-	-	-	1,435,527
－貿易票據已減除減值準備(附註15)	- Trade bills less impairment allowances (Note 15)	82,740	189,612	256,029	10,255	-	-	12,488	551,124
－存款證	- Certificates of deposit held	-	-	30,000	-	-	-	-	30,000
－買賣用途資產(附註17)	- Trading assets (Note 17)	-	-	-	-	153	-	30,655	30,808
－客戶之貸款已減除減值準備(附註19(a))	- Advances to customers less impairment allowances (Note 19(a))	2,221,277	3,451,871	3,668,403	6,421,395	14,250,929	18,230,858	321,883	48,566,616
－銀行同業及其他金融機構之貸款(附註19(a))	- Advances to banks and other financial institutions (Note 19(a))	-	-	-	15,838	95,027	-	-	110,865
－持有至到期日之證券(附註21)	- Held-to-maturity securities (Note 21)	-	627,168	304,022	1,975,310	12,522,093	3,439,325	-	18,867,918
－非持作買賣用途證券(附註22)	- Non-trading securities (Note 22)	-	-	3,050	8,288	325,498	903,287	280,699	1,520,822
－其他資產	- Other assets	11,120	654,718	76,550	77,783	119,756	-	2,865,179	3,805,106
總資產	Total assets	3,709,206	23,983,891	5,750,141	8,607,036	27,313,456	22,573,470	3,510,904	95,448,104
負債	**Liabilities**								
－銀行同業及其他金融機構之存款(附註27)	- Deposits and balances of banks and other financial institutions (Note 27)	141,924	211,738	639,695	216,225	-	-	-	1,209,582
－客戶之存款(附註28)	- Deposits from customers (Note 28)	26,715,919	41,214,382	7,890,533	2,123,116	625,211	-	-	78,569,161
－已發行之存款證(附註29)	- Certificates of deposit issued (Note 29)	-	183,205	1,519,945	1,703,388	1,209,552	-	-	4,616,090
－買賣用途負債(附註30)	- Trading liabilities (Note 30)	-	-	-	-	-	-	8,628	8,628
－借貸資本	- Loan capital	-	-	-	-	-	2,526,485	-	2,526,485
－其他負債	- Other liabilities	-	711,012	29,205	242,363	54,824	-	66,052	1,103,456
總負債	Total liabilities	26,357,843	42,320,337	10,079,378	4,285,092	1,889,587	2,526,485	74,680	88,033,402
資產／(負債)淨差距	Net assets/(liabilities) gap	(23,148,637)	(18,336,446)	(4,329,237)	4,321,944	25,423,869	20,046,985	3,436,224	7,414,702

33. 期限分析(續)　33. MATURITY PROFILE *(CONTINUED)*

永亨銀行 The Bank 2004 (重報) (restated)

		即時還款 Repayable on demand	一個月或以下 1 month or less	一個月以上至三個月 3 months or less but over 1 month	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	無註明 Undated	合計 Total
資產	**Assets**								
－現金及存放銀行同業及其他金融機構(附註13)	- Cash and balances with banks and other financial institutions (Note 13)	1,106,702	-	-	-	-	-	-	1,106,702
－通知及短期存放(附註13)	- Money at call and short notice (Note 13)	-	18,481,417	-	-	-	-	-	18,481,417
－政府債券(附註13)	- Treasury bills (Note 13)	-	402,416	-	-	-	-	-	402,416
－定期存放銀行同業及其他金融機構款項(一至十二個月內到期)(附註14)	- Placements with banks and other financial institutions maturing between 1 and 12 months (Note 14)	-	-	1,310,222	98,167	-	-	-	1,408,389
－貿易票據已減除減值準備(附註15)	- Trade bills less impairment allowances (Note 15)	82,662	158,786	131,379	10,245	-	-	4,171	387,243
－存款證	- Certificates of deposit held	-	-	30,000	-	-	-	-	30,000
－買賣用途資產(附註17)	- Trading assets (Note 17)	-	-	-	-	153	-	18,741	18,894
－客戶之貸款已減除減值準備(附註19(a))	- Advances to customers less impairment allowances (Note 19(a))	2,013,710	2,985,671	3,045,067	4,425,823	10,586,539	15,787,427	162,227	39,006,464
－銀行同業及其他金融機構之貸款(附註19(a))	- Advances to banks and other financial institutions (Note 19(a))	-	-	-	15,838	95,027	-	-	110,865
－附屬公司欠款	- Amounts due from subsidiaries	5,423	139,948	60,000	2,032,360	1,442,307	1,305,000	-	4,985,038
－持有至到期日之證券(附註21)	- Held-to-maturity securities (Note 21)	-	627,168	304,022	1,886,961	12,296,135	3,268,248	-	18,382,534
－非持作買賣用途之證券(附註22)	- Non-trading securities (Note 22)	-	-	-	-	286,709	847,836	272,763	1,407,308
－其他資產	- Other assets	7,818	432,228	76,103	51,203	64,190	-	2,891,814	3,523,356
總資產	Total assets	3,216,315	23,227,634	4,956,793	8,520,597	24,771,060	21,208,511	3,349,716	89,250,626
負債	**Liabilities**								
－銀行同業及其他金融機構之存款(附註27)	- Deposits and balances of banks and other financial institutions (Note 27)	137,751	211,738	639,695	216,225	-	-	-	1,205,409
－客戶之存款(附註28)	- Deposits from customers (Note 28)	22,526,588	32,536,640	6,124,008	1,704,866	206,189	-	-	63,098,291
－已發行之存款證(附註29)	- Certificates of deposit issued (Note 29)	-	183,205	1,519,945	1,708,443	1,209,552	-	-	4,621,145
－買賣用途負債(附註30)	- Trading liabilities (Note 30)	-	-	-	-	-	-	8,628	8,628
－附屬公司存款	- Amounts due to subsidiaries	852,395	4,731,105	988,026	1,799,493	2,751,115	2,518,974	-	13,641,108
－其他負債	- Other liabilities	-	399,963	25,904	149,517	31,062	-	29,507	635,953
總負債	Total liabilities	23,516,734	38,062,651	9,297,578	5,578,544	4,197,918	2,518,974	38,135	83,210,534
資產/(負債)淨差距	Net assets/(liabilities) gap	(20,300,419)	(14,835,017)	(4,340,785)	2,942,053	20,573,142	18,689,537	3,311,581	6,040,092

34. 股本

34. SHARE CAPITAL

中文		2005	2004
註冊股本：	Authorised:		
450,000,000股(二零零四年：450,000,000股)普通股每股港幣一元	450,000,000 (2004: 450,000,000) ordinary shares of HK$1.00 each	**450,000**	450,000
實收股本：	Issued and fully paid:		
一月一日結餘	At 1st January	**293,911**	293,781
根據認股權計劃發行之股份	Shares issued under share option scheme	**110**	130
294,020,500股(二零零四年：293,910,500股)普通股每股港幣一元	294,020,500 (2004: 293,910,500) ordinary shares of HK$1.00 each	**294,021**	293,911

普通股持有人有權收取不時宣派的股息，亦有權於本銀行的會議上按每股一票的方式投票。所有普通股在本銀行的剩餘資產均享有同等地位。

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Bank. All ordinary shares rank equally with regard to the Bank's residual assets.

年內，根據認股權計劃發行之股份為110,000股普通股，其價值為港幣4,010,000元。其中港幣110,000元已於股本記賬，餘數港幣3,900,000元則撥入股本溢價賬內。於二零零五年十二月三十一日，未行使之認股權數目為1,285,000(二零零四年：1,105,000)股。

During the year, options were exercised to subscribe for 110,000 ordinary shares in the Bank at a consideration of HK$4,010,000 of which HK$110,000 was credited to share capital and the balance of HK$3,900,000 was credited to the share premium account. At 31st December, 2005, the outstanding options are 1,285,000 (2004: 1,105,000) shares.

於二零零四年，批准了一項新僱員獎勵計劃。於二零零五年十二月三十一日，獎賞數目為495,000(二零零四年：495,000)股。

In 2004, a new EIP was approved. At 31st December, 2005, the outstanding awards are 495,000 (2004: 495,000) shares.

於授予日獎賞之公平價值為港幣21,186,000元。

The fair value of the awards as at the date of grant was HK$21,186,000.

認股權計劃及僱員獎勵計劃之詳情列於附註42內。

The details of share option scheme and EIP are disclosed separately in note 42 to the accounts.

35. 儲備

35. RESERVES

永亨銀行集團
The Group
2005

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資物業重估儲備 Investment properties revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零五年一月一日結餘	At 1st January, 2005									
－往年報告	- as previously reported	342,102	215,909	2,091,174	269,039	12,683	22,241	769	4,156,059	7,109,976
－往年之調整：	- prior year adjustments in respect of:									
－認股權計劃	- share option scheme	4,932	-	-	-	-	-	-	(4,932)	-
－投資物業	- investment properties	-	-	-	-	(11,770)	-	-	11,770	-
－投資物業之遞延稅項	- deferred tax on investment properties	-	-	-	-	(913)	-	-	(8,156)	(9,069)
－重報	- as restated	347,034	215,909	2,091,174	269,039	-	22,241	769	4,154,741	7,100,907
期初結餘調整：	Opening balance adjustments in respect of:									
－金融工具	- financial instruments	-	-	-	-	-	5,131	-	(51,449)	(46,318)
－客戶之貸款整體及個別減值準備回撥	- release of collective and individual impairment allowances on advances to customers	-	-	-	-	-	-	-	233,654	233,654
		-	-	-	-	-	5,131	-	182,205	187,336
－已重報並包括期初結餘調整	- as restated, after opening balance adjustments	347,034	215,909	2,091,174	269,039	-	27,372	769	4,336,946	7,288,243
換算調整	Exchange adjustments	-	-	(759)	-	-	-	-	-	(759)
根據認股權計劃發行之新股	Shares issued under share option scheme	3,900	-	-	-	-	-	-	-	3,900
根據認股權計劃之股本溢價	Shares premium under share option scheme	6,588	-	-	-	-	-	-	-	6,588
根據僱員獎勵計劃之股本溢價	Shares premium under EIP	2,407	-	-	-	-	-	-	-	2,407
已扣除遞延稅項之重估虧損	Losses on revaluation after deferred tax credit	-	-	-	-	-	(20,650)	-	-	(20,650)
出售時轉入損益賬之重估虧損	Losses on revaluation transferred to profit and loss account on disposal	-	-	-	-	-	7,424	-	-	7,424
重估銀行行址之溢利	Gain on revaluation of bank premises	-	-	-	9,297	-	-	-	-	9,297
進重估儲備之遞延稅項	Deferred tax credited to revaluation reserve	-	-	-	2,900	-	-	-	-	2,900
已派股息	Dividends paid	-	-	-	-	-	-	-	(626,149)	(626,149)
年內溢利	Profit for the year	-	-	-	-	-	-	-	1,348,718	1,348,718
二零零五年十二月三十一日結餘	At 31st December, 2005	359,929	215,909	2,090,415	281,236	-	14,146	769	5,059,515	8,021,919

35. 儲備（續）

35. RESERVES *(CONTINUED)*

永亨銀行 The Bank 2005

		股本溢價 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資物業重估儲備 Investment properties revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
二零零五年一月一日結餘	At 1st January, 2005								
一往年報告	- as previously reported	342,102	1,802,376	268,320	-	18,681	769	3,313,933	5,746,181
一往年認股權計劃之調整	- prior year adjustment in respect of share option scheme	4,932	-	-	-	-	-	(4,932)	-
一重報	- as restated	347,034	1,802,376	268,320	-	18,681	769	3,309,001	5,746,181
期初結餘調整：	Opening balance adjustments in respect of:								
一金融工具	- financial instruments	-	-	-	-	5,131	-	(51,623)	(46,492)
一客戶之貸款整體減值準備回撥	- release of collective impairment allowances on advances to customers	-	-	-	-	-	-	127,763	127,763
		-	-	-	-	5,131	-	76,140	81,271
一已重報並包括期初結餘調整	- as restated, after opening balance adjustment	347,034	1,802,376	268,320	-	23,812	769	3,385,141	5,827,452
換算調整	Exchange adjustments	-	(117)	-	-	-	-	-	(117)
根據認股權計劃發行之新股	Shares issued under share option scheme	3,900	-	-	-	-	-	-	3,900
根據認股權計劃之股本溢價	Shares premium under share option scheme	6,588	-	-	-	-	-	-	6,588
根據僱員獎勵計劃之股本溢價	Shares premium under EIP	2,407	-	-	-	-	-	-	2,407
已扣除遞延稅項之重估虧損	Losses on revaluation after deferred tax charge	-	-	-	-	(17,229)	-	-	(17,229)
出售時轉入損益賬之重估虧損	Losses on revaluation transferred to profit and loss account on disposal	-	-	-	-	7,424	-	-	7,424
進重估儲備之遞延稅項	Deferred tax credited to revaluation reserve	-	-	4,527	-	-	-	-	4,527
已派股息	Dividends paid	-	-	-	-	-	-	(626,149)	(626,149)
年內溢利	Profit for the year	-	-	-	-	-	-	1,124,275	1,124,275
二零零五年十二月三十一日結餘	At 31st December, 2005	359,929	1,802,259	272,847	-	14,007	769	3,883,267	6,333,078

35. 儲備(續)

35. RESERVES *(CONTINUED)*

永亨銀行集團
The Group
2004
(重報)
(restated)

		股本溢價賬 Share premium	資本儲備 Capital reserve	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資物業重估儲備 Investment properties revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappropriated profits	合計 Total
二零零四年一月一日結餘	At 1st January, 2004									
－往年報告	- as previously reported	337,330	215,909	2,091,079	268,917	14	17,848	769	3,461,234	6,393,100
－往年之調整：	- prior year adjustments in respect of:	-	-	-	-	(14)	-	-	14	-
－重報	- as restated	337,330	215,909	2,091,079	268,917	-	17,848	769	3,461,248	6,393,100
換算調整	Exchange adjustments	-	-	95	-	-	-	-	-	95
根據認股權計劃發行之新股	Shares issued under share option scheme	3,168	-	-	-	-	-	-	-	3,168
根據新僱員獎勵計劃之股本溢價	Shares premium under new EIP	1,604	-	-	-	-	-	-	-	1,604
已扣除遞延稅項之重估溢利	Gain on revaluation after deferred tax charge	-	-	-	-	-	4,393	-	-	4,393
進銀行行址重估儲備之遞延稅項	Deferred tax credited to bank premises revaluation reserve	-	-	-	122	-	-	-	-	122
已派股息	Dividends paid	-	-	-	-	-	-	-	(473,196)	(473,196)
年內溢利	Profit for the year									
－往年報告	- as previously reported	-	-	-	-	-	-	-	1,168,021	1,168,021
－往年之調整：	- prior year adjustments in respect of:									
－認股權計劃	- share option scheme	4,932	-	-	-	-	-	-	(4,932)	-
－投資物業	- investment properties	-	-	-	-	-	-	-	11,756	11,756
－投資物業之遞延稅項	- deferred tax on investment properties	-	-	-	-	-	-	-	(8,156)	(8,156)
－重報	- as restated	4,932	-	-	-	-	-	-	1,166,689	1,171,621
二零零四年十二月三十一日結餘	At 31st December, 2004	347,034	215,909	2,091,174	269,039	-	22,241	769	4,154,741	7,100,907

35. 儲備（續） 35. RESERVES *(CONTINUED)*

永亨銀行 The Bank
2004
（重報） (restated)

		股本溢價 Share premium	一般儲備 General reserve	銀行行址重估儲備 Bank premises revaluation reserve	投資物業重估儲備 Investment properties revaluation reserve	投資重估儲備 Investment revaluation reserve	股本贖回儲備 Capital redemption reserve	盈餘滾存 Unappro-priated profits	合計 Total
二零零四年一月一日結餘	At 1st January, 2004	337,330	1,802,370	268,917	-	11,399	769	2,729,062	5,149,847
因與浙一合併而增加換算調整	Addition through merger with CFB	-	-	-	-	-	-	84,654	84,654
換算調整	Exchange adjustment	-	6	-	-	-	-	(6)	-
根據認股權計劃發行之新股	Shares issued under share option scheme	3,168	-	-	-	-	-	-	3,168
根據新僱員獎勵計劃之股本溢價	Shares premium under new EIP	1,604	-	-	-	-	-	-	1,604
已扣除遞延稅項之重估溢利	Gain on revaluation after deferred tax charge	-	-	-	-	7,282	-	-	7,282
支重估儲備之遞延稅項	Deferred tax charged to revaluation reserve	-	-	(597)	-	-	-	-	(597)
已派股息	Dividends paid	-	-	-	-	-	-	(473,196)	(473,196)
年內溢利	Profit for the year								
－往年報告	- as previously reported	-	-	-	-	-	-	973,404	973,404
－往年之調整：	- prior year adjustment in respect of:								
－認股權計劃	- share option scheme	4,932	-	-	-	-	-	(4,932)	-
－投資物業	- investment properties	-	-	-	-	-	-	15	15
－重報	- as restated	4,932	-	-	-	-	-	968,487	973,419
二零零四年十二月三十一日結餘	At 31st December, 2004	347,034	1,802,376	268,320	-	18,681	769	3,309,001	5,746,181

35. 儲備 *(續)*

本集團於二零零五年十二月三十一日之盈餘滾存包括應佔聯營公司之累計虧損為港幣25,966,000元(二零零四年：港幣37,215,000元)及監管儲備港幣336,176,000元(二零零四年：無)，此數額為按香港會計準則第39號所作之減值準備與監管所產生之差額。

股份溢價賬目及股本贖回儲備賬目的運用，受香港《公司條例》第48B及49H條所規定。

一般儲備包括保留溢利轉賬及海外業務換算差額按附註2(k)入賬。資本儲備包括往年附屬公司發行紅股而引致保留溢利資本化及澳門永亨銀行按澳門法例規定之法定儲備。重估儲備乃重估行址及可供銷售金融資產之差額按附註2(l)及2(f)入賬。

資本儲備、銀行行址重估儲備、投資重估儲備及股本購回儲備並非已實現之利潤，屬不可派發。

本銀行及從事銀行業務之附屬公司，因需按經營所在地之監管要求維持最低資本充足比率而可能對可派予股東之保留溢利構成限制。

35. RESERVES *(CONTINUED)*

The Group's unappropriated profits as at 31st December, 2005 included the accumulated losses of HK$25,966,000 (2004: HK$37,215,000) of the associated companies and HK$336,176,000 (2004: Nil) as the regulatory reserve arising from the differences between the impairment allowances made under HKAS 39 and for regulatory purposes.

The application of the share premium account and the capital redemption reserve is governed by Section 48B and 49H of the Hong Kong Companies Ordinance.

The general reserve was set up from the transfer of retained earnings and exchange differences arising from translation of the accounts of overseas branches and subsidiaries (note 2(k)). The capital reserve comprises retained earnings capitalised on the issue of bonus shares by subsidiaries in previous years and a legal reserve established by Banco Weng Hang, S.A. in accordance with regulations in Macau. Revaluation reserves have been set up and are dealt with in accordance with the accounting policies adopted for the revaluation of premises and available-for-sale financial assets (notes 2(l) and 2(f)).

Capital reserve, bank premises revaluation reserve, investment revaluation reserve and capital redemption reserve do not represent realised profits and are not available for distribution.

The Bank and its financial subsidiaries operate under regulatory jurisdictions which require the maintenance of minimum capital adequacy ratios which could therefore potentially restrict the amount of retained profits which can be distributed to shareholders.

36. 資產負債表以外之風險程度

(a) 或然債務及承擔

或然債務及承擔均屬信貸有關工具，並包括用以提供信貸的承兌票據、信用證、擔保及承擔。約定金額乃指假如合約被悉數提取而客戶違約時所涉及之風險金額。由於大部份擔保及承擔預料直至期滿止均不會被提取，合約金額總數並不代表未來之流動資金需求。以下為每項或然債務及承擔重大類別之約定金額概要：

36. OFF-BALANCE SHEET EXPOSURES

(a) *Contingent liabilities and commitments*

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contractual amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
直接信貸替代	Direct credit substitutes	**848,908**	809,560	**944,422**	700,750
交易有關之或然債務	Transaction-related contingencies	**105,582**	33,450	**305,582**	233,450
貿易有關之或然債務	Trade-related contingencies	**1,482,947**	1,416,358	**1,320,491**	1,235,039
其他承擔：	Other commitments:				
原到期日一年以下者或可無條件取消者	With an original maturity of under 1 year or which are unconditionally cancellable	**9,211,179**	9,041,062	**9,066,228**	9,087,940
原到期日一年及以上者	With an original maturity of 1 year and over	**1,329,636**	834,023	**1,072,475**	834,023
存放遠期存款	Forward forward deposits placed	**2,000,600**	2,241,972	**2,000,600**	2,241,972
合計(附註38(b))	Total (Note 38(b))	**14,978,852**	14,376,425	**14,709,798**	14,333,174

(b) 衍生金融工具

(i) 衍生工具是指財務合約，其價值視乎所涉及的一項或多項基本資產或指數而定。

衍生金融工具乃來自本集團及本銀行在外匯、利率及股票等市場內所進行之遠期、掉期及期權交易而產生。

此等工具之名義金額是於結算當日尚未完成之交易量，但並不代表風險數額。

(b) *Derivative financial instruments*

(i) Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

Derivative financial instruments arise from forward, swap and option transactions undertaken by the Group and the Bank in the foreign exchange, interest rate and equity markets.

The notional amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

36. 資產負債表以外之風險程度 (續)

(b) 衍生金融工具 (續)

以下為每項衍生工具重大類別之名義金額。

36. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives financial instruments (continued)

The following table is a summary of the notional amounts of each significant type of derivatives.

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
匯率合約	Exchange rate contracts				
遠期合約－買賣用途	Forwards – trading	**6,866,513**	3,286,625	**7,441,234**	3,847,888
遠期合約－對沖用途	Forwards – hedging	**-**	919,593	**-**	919,593
購入期權－買賣用途	Option purchased – trading	**242,524**	277,016	**242,524**	277,016
沽出期權－買賣用途	Option written – trading	**242,524**	277,016	**242,524**	277,016
匯率合約總額	Total exchange rate contracts	**7,351,561**	4,760,250	**7,926,282**	5,321,513
利率合約	Interest rate contracts				
掉期合約－買賣用途－定息收入	Swaps – trading- receiving fixed rate	**79,759,074**	37,191,480	**80,022,841**	37,191,480
掉期合約－買賣用途－定息支出	Swaps – trading- paying fixed rate	**83,558,435**	37,070,388	**84,347,273**	37,070,388
掉期合約－對沖用途－定息收入	Swaps – hedging- receiving fixed rate	**-**	14,854,793	**16,000**	15,456,305
掉期合約－對沖用途－定息支出	Swaps – hedging- paying fixed rate	**535,485**	25,096,124	**535,485**	25,529,993
利率合約總額	Total interest rate contracts	**163,852,994**	114,212,785	**164,921,599**	115,248,166
股份合約	Equity contracts				
沽出期權－買賣用途	Option written – trading	**76,210**	140,902	**76,210**	140,902
股份合約總額	Total equity contracts	**76,210**	140,902	**76,210**	140,902
		171,280,765	119,113,937	**172,924,091**	120,710,581

買賣交易包括為執行客戶買賣指令或對沖此等持倉交易而承擔的金融工具盤。

The trading transactions include positions arising from the execution of trade orders from customers or transactions undertaken to hedge these positions.

36. 資產負債表以外之風險程度(續) / 36. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) 衍生金融工具(續) / *(b) Derivatives financial instruments (continued)*

(ii) 衍生金融工具的公平價值

(1) 作為對沖工具

按產品類別區分，本集團及本銀行持作對沖用途的衍生工具之公平價值概要如下：

(ii) Fair value of derivative financial instruments

(1) as hedging instruments

The following is a summary of the fair values of derivatives held for hedging purposes by product type entered into by the Group and the Bank:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005			
		資產 Assets	負債 Liabilities	資產 Assets	負債 Liabilities
利率合約 (附註19(a)及31)	Interest rate contracts (Notes 19(a) & 31)	**8,598**	**13,047**	**8,598**	**13,501**

公平價值對沖

公平價值對沖主要包括利率掉期合約，用以對沖資產因市場利率變動而導致其公平價值改變之風險。

Fair value hedges

The fair value hedges consist principally of interest rate swaps that are used to protect against changes in the fair value of asset due to movements in market interest rates.

(2) 作為買賣工具

按產品類別區分，本集團及本銀行持作買賣用途的衍生工具之公平價值概要如下：

(2) as trading instruments

The following is a summary of the fair values of derivatives held for trading purposes by product type entered into by the Group and the Bank:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005			
		資產 Assets	負債 Liabilities	資產 Assets	負債 Liabilities
匯率合約	Exchange rate contracts	**59,496**	**24,157**	**59,496**	**24,101**
利率合約	Interest rate contracts	**774,582**	**841,740**	**801,028**	**845,582**
股份合約 (附註17及30)	Equity contracts (Notes 17 & 30)	**1,094**	**65**	**1,094**	**65**
		835,172	**865,962**	**861,618**	**869,748**

36. 資產負債表以外之風險程度(續)

(b) 衍生金融工具(續)

(iii) 衍生金融工具的剩餘年期

下表為本集團衍生工具於結算日的名義金額，按其剩餘到期日的分析。衍生工具的名義金額指衍生金融工具的交易量。

36. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives financial instruments (continued)

(iii) Remaining life of derivative financial instruments

The following tables provide an analysis of the notional amounts of derivatives of the Group by relevant maturity groupings based on the remaining periods to settlement at the balance sheet date. The notional amounts of the derivatives indicate the volume of transactions of derivative financial instruments.

永亨銀行集團 The Group **2005**

		一年或以下 Up to 1 year	一年以上至五年 5 years or less but over 1 year	五年以上 More than 5 years	合計 Total
匯率合約	Exchange rate contracts	**7,351,561**	**-**	**-**	**7,351,561**
利率合約	Interest rate contracts	**103,946,999**	**57,938,993**	**1,967,002**	**163,852,994**
股份合約	Equity contracts	**76,210**	**-**	**-**	**76,210**
		111,374,770	**57,938,993**	**1,967,002**	**171,280,765**

永亨銀行 The Bank **2005**

		一年或以下 Up to 1 year	一年以上至五年 5 years or less but over 1 year	五年以上 More than 5 years	合計 Total
匯率合約	Exchange rate contracts	**7,926,282**	**-**	**-**	**7,926,282**
利率合約	Interest rate contracts	**104,112,999**	**58,766,598**	**2,042,002**	**164,921,599**
股份合約	Equity contracts	**76,210**	**-**	**-**	**76,210**
		112,115,491	**58,766,598**	**2,042,002**	**172,924,091**

36. 資產負債表以外之風險程度(續)

(b) 衍生金融工具(續)

36. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(b) Derivatives financial instruments (continued)

永亨銀行集團
The Group
2004

		一年或以下 Up to 1 year	一年以上 至五年 5 years or less but over 1 year	五年以上 More than 5 years	合計 Total
匯率合約	Exchange rate contracts	4,760,250	-	-	4,760,250
利率合約	Interest rate contracts	43,605,894	69,250,713	1,356,178	114,212,785
股份合約	Equity contracts	140,902	-	-	140,902
		48,507,046	69,250,713	1,356,178	119,113,937

永亨銀行
The Bank
2004

		一年或以下 Up to 1 year	一年以上 至五年 5 years or less but over 1 year	五年以上 More than 5 years	合計 Total
匯率合約	Exchange rate contracts	5,321,513	-	-	5,321,513
利率合約	Interest rate contracts	44,029,215	69,737,773	1,481,178	115,248,166
股份合約	Equity contracts	140,902	-	-	140,902
		49,491,630	69,737,773	1,481,178	120,710,581

36. 資產負債表以外之風險程度 (續)

(c) 上列資產負債表以外之風險程度之重置成本及信貸風險加權金額如下。這些金額並未計及雙邊淨額安排的影響。

36. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

(c) The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account the effects of bilateral netting arrangements.

		永亨銀行集團 The Group			
		2005		2004	
		重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔	Contingent liabilities and commitments	**N/A**	**1,954,688**	N/A	1,757,281
匯率合約	Exchange rate contracts	**59,494**	**41,391**	22,192	20,229
利率合約	Interest rate contracts	**783,180**	**259,614**	554,187	211,702
股份合約	Equity contracts	**1,094**	**-**	-	-
		843,768	**2,255,693**	576,379	1,989,212

		永亨銀行 The Bank			
		2005		2004	
		重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount	重置成本 Replacement cost	信貸風險加權金額 Credit risk weighted amount
或然債務及承擔	Contingent liabilities and commitments	**N/A**	**2,120,970**	N/A	1,742,443
匯率合約	Exchange rate contracts	**59,496**	**42,518**	22,258	20,545
利率合約	Interest rate contracts	**809,626**	**265,955**	561,840	214,095
股份合約	Equity contracts	**1,094**	**-**	-	-
		870,216	**2,429,443**	584,098	1,977,083

上表提供資產負債表以外各類交易之合約或名義本金額、重置成本及信貸風險加權金額等。此等金額根據香港金融管理局指引而估算，亦視乎交易對手之信譽及期限特性而定。香港金融管理局之指引實施了巴塞爾協議中有關資本充足之規定。

The tables above give the contractual or notional amounts, replacement cost and credit risk weighted amounts of off-balance sheet transactions. These are assessed in accordance with the Hong Kong Monetary Authority's guidelines which implement the Basle agreement on capital adequacy and depend on the status of the counterparty and the maturity characteristics.

36. 資產負債表以外之風險程度 *(續)*

或然債務及承擔方面之風險加權幅度由0%至100%不等，而匯率、利率及股份合約之風險加權幅度由0%至50%不等。合約之重置成本代表所有以市值記賬之正數值合約資產。信貸風險加權金額乃根據銀行條例附表三伸算。

36. OFF-BALANCE SHEET EXPOSURES *(CONTINUED)*

The risk weights used range from 0% to 100% for contingent liabilities and commitments, and from 0% to 50% for exchange rate, interest rate and equity contracts. Replacement cost represents the cost of replacing all contracts which have a positive value when marked to market. The credit risk weighted amount refers to the amount as computed in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

(d) 資本承擔

於十二月三十一日為購置物業、機械及設備而並未在賬項中作出準備之資本承擔如下：

(d) *Capital commitments*

Capital commitments for acquisition of property, plant and equipment outstanding at 31st December not provided for in the accounts were as follows:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
已核准及簽訂合約之開支	Expenditure authorised and contracted for	**121,438**	4,391	**115,380**	1,415
已核准惟未簽訂合約之開支	Expenditure authorised but not contracted for	**-**	438	**-**	-
		121,438	4,829	**115,380**	1,415

(e) 租賃承擔

於二零零五年十二月三十一日，在不可撤銷的經營租賃內，未來最低應付租賃款項總額如下：

(e) *Lease commitments*

At 31st December, 2005, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

		永亨銀行集團 The Group	
		2005	2004
物業	Properties		
一年或以下	1 year or less	**23,350**	12,685
一年以上至五年	5 years or less but over 1 year	**33,771**	10,677
五年以上	Over 5 years	**6,329**	-
		63,450	23,362
其他	Others		
一年或以下	1 year or less	**344**	417
一年以上至五年	5 years or less but over 1 year	**161**	1
五年以上	Over 5 years	**-**	-
		505	418

本集團以經營租賃形式租入物業和設備。租賃年期由一年至十年，屆滿後可再續約但其他條款須另議。所付租賃款項通常按年調整以反映市值租金。所有租約並不包括或然租金。

The Group leases a number of properties and items of equipment under operating leases. The leases run for an initial period of one to ten years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually adjusted annually to reflect market rentals. None of the leases includes contingent rentals.

37. 綜合現金流量表附註

(a) 營業溢利與來自營業活動之淨現金流入對賬表

37. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

		2005	2004 (重報) (restated)
營業溢利	Operating profit	**1,590,925**	1,346,861
折舊	Depreciation	**75,407**	108,058
商譽攤銷(附註26)	Amortisation of goodwill (Note 26)	**-**	44,997
商譽減值虧損(附註26)	Impairment losses on goodwill (Note 26)	**1,170**	-
認股權計劃成本(附註5(e))	Share option scheme cost (Note 5(e))	**6,588**	4,932
僱員獎勵計劃成本(附註5(e))	EIP cost (Note 5(e))	**3,372**	2,248
支付借貸資本利息(附註5(b))	Interest paid on loan capital (Note 5(b))	**134,148**	134,514
已付利得稅	Profits tax paid	**(203,423)**	(245,908)
原本期限為三個月或以上之政府債券增加	Increase in treasury bills with original maturity of three months or more	**(111,285)**	(392,786)
原本期限為三個月或以上之定期存放銀行同業及其他金融機構款項增加	Increase in placements with banks and other financial institutions with original maturity of three months or more	**(76,617)**	(124,247)
貿易票據已減除減值準備(增加)/減少	(Increase)/decrease in trade bills less impairment allowances	**(101,250)**	44,771
存款證減少	Decrease in certificates of deposit held	**30,000**	99,972
買賣用途資產(增加)/減少	(Increase)/decrease in trading assets	**(440,966)**	515,256
以公平價值誌入損益賬內之金融資產增加	Increase in financial assets measured at fair value through profit or loss	**(646,762)**	-
客戶貸款及其他賬項已減除減值準備增加	Increase in advances to customers and other accounts less impairment allowances	**(5,447,396)**	(2,614,217)
銀行同業及其他金融機構之存款增加	Increase in deposits and balances of banks and other financial institutions	**527,541**	813,744
客戶之存款增加	Increase in deposits from customers	**7,104,291**	6,430,739
已發行存款證減少	Decrease in certificates of deposit issued	**(758,233)**	(315,049)
買賣用途負債增加	Increase in trading liabilities	**279,164**	8,628
其他賬項及準備增加/(減少)	Increase/(decrease) in other accounts and provision	**191,709**	(937,681)
來自營業活動之淨現金流入	Net cash inflow from operating activities	**2,158,383**	4,924,832

37. 綜合現金流量表附註 (續)

(b) 與綜合資產負債表的對賬

37. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

(b) Reconciliation with the consolidated balance sheet

		2005	2004
現金及短期資金	Cash and short term fund	**20,053,798**	20,529,318
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	**2,657,380**	1,435,527
存款證	Certificates of deposit held	**-**	30,000
在綜合資產負債表出現的金額	Amount shown in the consolidated balance sheet	**22,711,178**	21,994,845
減：原本期限為三個月以上的數額	Less: Amount with an original maturity of three months or more	**(1,742,988)**	(1,619,183)
在綜合現金流量表內的現金及等同現金項目	Cash and cash equivalents in the consolidated cash flow statement	**20,968,190**	20,375,662

(c) 收購附屬公司

二零零五年，本集團收購Technico Ltd之100%權益，現金代價為港幣879,000元。

(c) Acquisition of a subsidiary

During 2005, the Group acquired 100% interest in Technico Ltd for HK$879,000, satisfied in cash.

已確認資產與負債淨額	Net identified assets and liabilities	**-**
綜合產生之正商譽	Positive goodwill arising on consolidation	**879**
總已付的購入價	Total purchase price paid	**879**
減：收購附屬公司之現金及等同現金項目	Less: cash and cash equivalents of the subsidiary acquired	**-**
收購附屬公司之現金流出淨額	Net cash outflow in respect of the purchase of subsidiary	**879**

38. 分項報告

(a) 業務分項

零售銀行業務包括接受存款、住宅樓宇按揭、租賃貸款及私人貸款業務。

企業銀行業務包括工商業貸款、貿易融資及機構銀行業務。

財資業務包括外匯買賣、證券投資及交易買賣。

其他業務包括保險業務、股票買賣服務及退休福利計劃服務。

未分類的業務項目主要包括股東資金、行址投資、物業投資及其他未能合理分配予特定業務分類的業務活動。

38. SEGMENT REPORTING

(a) Business segments

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advance of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investment and other activities which cannot be reasonably allocated to specific business segments.

38. 分項報告(續)

(a) 業務分項(續)

38. SEGMENT REPORTING *(CONTINUED)*

(a) Business segments (continued)

		永亨銀行集團 The Group 2005						
		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	1,230,339	378,742	(90,958)	2,855	208,146	-	1,729,124
持作買賣用途及以公平價值誌入損益賬內之金融工具淨利息收入	Net interest income on financial instruments held for trading and measured at fair value through profit or loss	-	-	220,652	-	(84,776)	-	135,876
其他營業收入	Other operating income	398,322	85,892	131,503	82,326	57,727	-	755,770
跨業務收入	Inter-segment income	-	-	-	-	56,344	(56,344)	-
營業收入	Operating income	1,628,661	464,634	261,197	85,181	237,441	(56,344)	2,620,770
營業支出	Operating expenses	(648,406)	(123,753)	(35,108)	(41,919)	(126,603)	-	(975,789)
跨業務支出	Inter-segment expenses	(51,468)	(2,377)	(652)	(1,847)	-	56,344	-
扣除減值貸款之減值準備前營業溢利	Operating profit before impairment allowances on impaired loans and advances	928,787	338,504	225,437	41,415	110,838	-	1,644,981
減值貸款之減值損失及準備	Impairment losses and allowances on impaired loans and advances	(15,604)	(38,452)	-	-	-	-	(54,056)
營業溢利	Operating profit	913,183	300,052	225,437	41,415	110,838	-	1,590,925
重估投資物業及出售有形固定資產及聯營公司之溢利/(虧損)	Gains/(losses) on revaluation of investment properties, disposal of tangible fixed assets and associated company	(3,146)	(28)	-	(1)	25,855	-	22,680
出售持有至到期日及可供銷售金融資產之(虧損)/溢利	(Losses)/profits on disposal of held-to-maturity and available-for-sale financial assets	-	-	(8,174)	59	(933)	-	(9,048)
持有至到期日金融資產之減值準備回撥	Impairment allowances release for held-to-maturity financial assets	-	-	-	-	-	-	-
正常業務的溢利	Profit on ordinary activities	910,037	300,024	217,263	41,473	135,760	-	1,604,557
應佔聯營公司之淨溢利	Share of net profits in associated companies	-	-	-	11,005	244	-	11,249
除稅前溢利	Profit before taxation	910,037	300,024	217,263	52,478	136,004	-	1,615,806
折舊(附註5(e))	Depreciation (Note 5(e))	27,926	3,807	2,029	1,005	40,640	-	75,407
商譽減值虧損(附註5(e))	Impairment losses on goodwill (Note 5(e))	-	-	-	291	879	-	1,170
分項資產	Segment assets	40,112,196	21,714,801	21,943,990	122,253	20,282,421	-	104,175,661
聯營公司投資	Investments in associated companies	-	-	-	138,978	7,977	-	146,955
總資產	Total assets	40,112,196	21,714,801	21,943,990	261,231	20,290,398	-	104,322,616
總負債	Total liabilities	84,031,512	1,897,049	662,086	20,550	9,373,368	-	95,984,565
資本支出	Capital expenditure	24,729	10,557	1,114	238	19,261	-	55,899

38. 分項報告(續)
(a) 業務分項(續)

38. SEGMENT REPORTING *(CONTINUED)*
(a) Business segments (continued)

永亨銀行集團 The Group 2004 (重報) (restated)

		零售銀行業務 Retail banking	企業銀行業務 Corporate banking	財資業務 Treasury	其他業務 Other	未分類業務 Unallocated	跨業務收支抵銷 Inter-segment elimination	合計 Total
淨利息收入	Net interest income	1,213,269	378,961	186,681	3,597	11,809	-	1,794,317
其他營業收入	Other operating income	313,230	112,981	86,918	84,417	42,471	-	640,017
跨業務收入	Inter-segment income	-	-	-	-	49,087	(49,087)	-
營業收入	Operating income	1,526,499	491,942	273,599	88,014	103,367	(49,087)	2,434,334
營業支出	Operating expenses	(661,458)	(165,718)	(60,934)	(43,134)	(101,795)	-	(1,033,039)
跨業務支出	Inter-segment expenses	(44,861)	(1,918)	(554)	(1,754)	-	49,087	-
扣除準備金前之營業溢利	Operating profit before provisions	820,180	324,306	212,111	43,126	1,572	-	1,401,295
呆壞賬準備	Charge for bad and doubtful debts	(35,235)	(19,199)	-	-	-	-	(54,434)
營業溢利	Operating profit	784,945	305,107	212,111	43,126	1,572	-	1,346,861
重估投資物業及出售有形固定資產及聯營公司之溢利/(虧損)	Gains/(losses) on revaluation of investment properties, disposal of tangible fixed assets and associated company	(978)	(1,895)	(1,235)	(354)	60,014	-	55,552
出售持有至到期日證券之溢利	Profits on disposal of held-to-maturity securities	-	-	201	-	-	-	201
出售非持作買賣用途證券之溢利	Profits on disposal of non-trading securities	-	-	6,224	83	-	-	6,307
持有至到期日證券之準備金回撥	Provisions written back for held-to-maturity securities	-	-	4,848	-	-	-	4,848
正常業務的溢利	Profit on ordinary activities	783,967	303,212	222,149	42,855	61,586	-	1,413,769
應佔聯營公司之淨溢利	Share of net profits in associated companies	-	-	-	4,431	114	-	4,545
除稅前溢利	Profit before taxation	783,967	303,212	222,149	47,286	61,700	-	1,418,314
折舊(附註5(e))	Depreciation (Note 5(e))	51,463	14,678	7,666	2,125	32,126	-	108,058
商譽攤銷(附註5(e))	Amortisation of goodwill (Note 5(e))	21,988	11,268	9,139	1,726	876	-	44,997
分項資產	Segment assets	37,528,072	19,407,218	20,332,953	119,608	17,924,547	-	95,312,398
聯營公司投資	Investments in associated companies	-	-	-	127,970	7,736	-	135,706
總資產	Total assets	37,528,072	19,407,218	20,332,953	247,578	17,932,283	-	95,448,104
總負債	Total liabilities	76,886,457	1,318,299	806,869	22,658	8,999,119	-	88,033,402
資本支出	Capital expenditure	44,285	26,812	3,964	442	75,787	-	151,290

38. 分項報告 *(續)*

(b) 區域分項

區域分項資料乃按附屬公司主要營業所在地劃分，或按負責匯報業績或將資產及負債入賬之本銀行分行所在地而劃分。

38. SEGMENT REPORTING *(CONTINUED)*

(b) *Geographical segments*

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets and liabilities.

永亨銀行集團 The Group 2005

		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
二零零五年十二月三十一日	As at 31st December, 2005					
總營業收入	Total operating income	**2,439,037**	**328,961**	**138,562**	**(285,790)**	**2,620,770**
除稅前溢利	Profit before taxation	**1,476,178**	**233,180**	**61,249**	**(154,801)**	**1,615,806**
總資產	Total assets	**102,123,436**	**12,823,757**	**15,733,485**	**(26,358,062)**	**104,322,616**
總負債	Total liabilities	**94,384,492**	**11,981,792**	**15,320,048**	**(25,701,767)**	**95,984,565**
或然債務及承擔(附註36(a))	Contingent liabilities and commitments (Note 36(a))	**14,190,916**	**1,236,398**	**665,151**	**(1,113,613)**	**14,978,852**
資本支出	Capital expenditure	**40,759**	**7,554**	**7,586**	**-**	**55,899**

永亨銀行集團 The Group 2004 (重報) (restated)

		香港 Hong Kong	澳門 Macau	其他 Other	減：跨區域收支抵銷 Less: inter-segment elimination	合計 Total
二零零四年十二月三十一日	As at 31st December, 2004					
總營業收入	Total operating income	2,383,998	268,339	88,430	(306,433)	2,434,334
除稅前溢利	Profit before taxation	1,347,901	167,817	45,336	(142,740)	1,418,314
總資產	Total assets	95,563,311	10,092,742	14,370,127	(24,578,076)	95,448,104
總負債	Total liabilities	88,517,021	9,443,949	14,032,574	(23,960,142)	88,033,402
或然債務及承擔(附註36(a))	Contingent liabilities and commitments (Note 36(a))	14,377,018	758,992	45,597	(805,182)	14,376,425
資本支出	Capital expenditure	103,936	23,160	24,194	-	151,290

39. 資產抵押

於「現金及短期資金」中包括活期存款港幣7,754,000元(二零零四年：港幣7,774,000元)，乃依照美國加州政府法例，按給美國加州政府，作為附屬保證品。

39. PLEDGE OF ASSETS

The amount of HK$7,754,000 (2004: HK$7,774,000) included in "Cash and short-term funds" represents a demand deposit pledged as collateral with the State of California in compliance with the statutory requirements of the State of California.

40. 關連人士交易

(a) 主要股東

本年度內，本集團與本銀行之主要股東美國紐約銀行集團及其附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支、資產負債表內之平均結餘及年終結餘詳列如下：

(i) 本年度內之收入及支出

		2005	2004
利息收入	Interest income	**2,927**	918
利息支出	Interest expense	**612**	458

(ii) 資產負債表內之平均結餘

		2005	2004
現金及短期資金	Cash and short-term funds	**110,776**	67,441
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**22,254**	28,587

(iii) 資產負債表內之年終結餘

		2005	2004
現金及短期資金	Cash and short-term funds	**62,379**	49,096
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**46,539**	71,114

(iv) 於一九九九年八月二十七日及二零零二年九月十九日，本銀行與美國紐約銀行集團簽署兩項授權協議，根據此項協議，本銀行將提供一項有關證券化交易之支援服務。第一項授權協議已於二零零四年二月二十日終止。

於二零零五年，本銀行已總共收取港幣216,000元（二零零四年：港幣375,000元）服務費。本銀行將按年收取費用至第二項合約終止。

40. RELATED PARTY TRANSACTIONS

(a) Substantial shareholder

During the year, transactions with The Bank of New York Company Inc. ("BNY"), a substantial shareholder of the Bank, or its subsidiaries were entered into by the Group in the ordinary course of business and on normal commercial terms. The income and expense for the year, average on-balance sheet outstanding for the year and on-balance sheet outstanding at the year end are:

(i) Income and expense for the year

(ii) Average on-balance sheet outstanding

(iii) On-balance sheet outstanding at the year end

(iv) On 27th August, 1999 and 19th September, 2002, the Bank entered into two Delegation Agreements with BNY pursuant to which the Bank agreed to provide various back-up support services to BNY in connection with a securitisation transaction undertaken by BNY. The first Delegation Agreement was terminated on 20th February, 2004.

In 2005, the Bank received from BNY a total service fee of HK$216,000 (2004: HK$375,000) and will continue to receive further service fees on an annual basis during the term of the second Delegation Agreement.

40. 關連人士交易 *(續)*

(b) *附屬公司*

於一九九五年六月三十日，本銀行擁有百分之六十五股權之附屬公司永亨蘇黎世保險有限公司(「永蘇保險」)與蘇黎世保險有限公司(「蘇黎世保險」)之全資附屬公司瑞泰保險管理(香港)有限公司(「瑞泰保險」)簽署一項管理合約。根據此項管理合約瑞泰保險將負責永蘇保險有關保險業務之管理工作。蘇黎世保險為永蘇保險之主要股東，佔該公司已發行股本百分之三十五。於二零零五年五月二十五日，此管理合約已延長兩年，由二零零五年一月一日至二零零六年十二月三十一日終止，但雙方可經六個月通知後提前解約。此項重訂費用為固定收費及按所收保險費之百分率而釐定。根據此項管理合約，永蘇保險付予瑞泰保險港幣5,299,000元(二零零四年：港幣4,498,000元)管理費用。

年內，本銀行與其下擁有之附屬公司之交易，均按一般正常業務及商業條件進行。本年度內之收支、資產負債表之平均結餘及年終結餘詳列如下：

(i) 本年度內之收入及支出

(ii) 資產負債表內之平均結餘

40. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) *Subsidiaries*

On 30th June, 1995, Wing Hang Zurich Insurance Company Limited ("WHZ Insurance"), a 65 percent owned subsidiary of the Bank, entered into a Management Agreement with Swiss Insurance Management (Hong Kong) Limited ("Swiss Insurance"), a wholly own subsidiary of Zurich Insurance Limited ("Zurich Insurance") pursuant to which Swiss Insurance has been appointed as manager of WHZ Insurance in connection with the conduct by WHZ Insurance of its insurance business. Zurich Insurance is a substantial shareholder of WHZ Insurance holding 35 percent of WHZ Insurance's issued share capital. On 25th May, 2005, the Management Agreement was extended for two years from 1st January, 2005 to 31st December, 2006 but can be terminated by either party with six months' notice. The revised management fee will be based on a fixed fee plus a certain percentage of gross written premiums received. Under the Management Agreement, WHZ Insurance paid to Swiss Insurance an amount of HK$5,299,000 (2004: HK$4,498,000), being the contractual management fees payable.

During the year, the Bank entered into the transactions with subsidiaries owned by the Bank in the ordinary course of business and on normal commercial terms. The income and expense for the year, average on-balance sheet outstanding for the year and on-balance sheet outstanding at the year end are:

(i) Income and expense for the year

		2005	2004
利息收入	Interest income	**191,407**	152,237
利息支出	Interest expense	**489,175**	287,923

(ii) Average on-balance sheet outstanding

		2005	2004
附屬公司欠款	Amounts due from subsidiaries	**5,708,720**	4,420,623
附屬公司存款	Amounts due to subsidiaries	**13,818,556**	12,002,205

40. 關連人士交易 *(續)*

(b) 附屬公司 (續)

(iii) 資產負債表內之年終結餘

40. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) Subsidiaries (continued)

(iii) On-balance sheet outstanding at the year end

		2005	2004
附屬公司欠款	Amounts due from subsidiaries	**6,074,285**	4,985,038
附屬公司存款	Amounts due to subsidiaries	**14,201,751**	13,641,108

(c) 聯營公司

本集團貸予聯營公司之款項港幣62,000,000元(二零零四年：港幣62,000,000元)並無抵押、免息及須於二零零八年償還。

(c) Associated company

The Group maintains an unsecured and interest-free loan of HK$62,000,000 (2004: HK$62,000,000) to an associated company which is repayable in 2008.

(d) 主要行政人員

年內，本集團與其關聯人士進行多項交易。這些人士包括聯營公司、主要行政人員與其直系親屬、及受這些人士所控制的公司或其具有重大影響力的公司。所有交易均按照一般正常業務及與一般同等信用水平之客戶相若的條款及規定。本年度之利息收入、利息支出及酬金、資產負債表內之平均結餘及年終結餘詳列如下：

(d) Key management personnel

During the year, the Group entered into a number of transactions with the Group's related parties, including its associates, and key management personnel and their close family members and companies controlled or significantly influenced by them. All the transactions are in the ordinary course of business and under terms and conditions normally applicable to customers of comparable standing. The interest income, interest expense and emoluments for the year, average on-balance sheet outstandings for the year and on-balance sheet outstanding at the year end are as follows:

(i) 本年度內之收入及支出

(i) Income and expense for the year

		2005	2004 (重報) (restated)
利息收入	Interest income	**25,243**	17,835
利息支出	Interest expense	**20,909**	6,626

(ii) 客戶貸款及客戶存款之平均結餘

(ii) Average advances to customers and deposits from customers outstanding

		2005	2004
客戶之貸款	Advances to customers	**654,791**	743,661
客戶之存款	Deposits from customers	**782,131**	924,710

40. 關連人士交易(續)

(d) 主要行政人員(續)

(iii) 客戶貸款及客戶存款之年終結餘

	2005	2004
客戶之貸款	**659,624**	654,423
客戶之存款	**776,434**	744,230

年內概無就任何上述貸予關連人士之款項作出任何減值虧損準備(二零零四年:無)。

(iv) 本年度之酬金

主要行政人員之酬金,包括附註10所披露應付銀行董事款項及附註11所披露應付若干最高受薪僱員款項,現列如下:

	2005	2004
短期僱員福利	**28,240**	35,760
在職福利	**1,522**	1,416
股份獎勵福利	**6,464**	3,916
	36,226	41,092

(e) 董事及高級職員貸款

遵照香港《公司條例》第161B(9)節規定,貸予董事及高級職員之貸款詳情如下:

	2005	2004
於十二月三十一日之貸款總數	**424,044**	411,328
全年貸款最高總數	**499,399**	552,022

40. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(d) Key management personnel (continued)

(iii) Advances to customers and deposits from customers outstanding at the year end

	2005	2004
Advances to customers	**659,624**	654,423
Deposits from customers	**776,434**	744,230

During the year, no allowance for impairment losses has been made in respect of the above loans to related parties (2004: Nil).

(iv) Emoluments for the year

Remuneration for key management personnel, including amounts paid to the Bank's directors as disclosed in note 10 and certain of the highest paid employees as disclosed in note 11, is as follows:

	2005	2004
Short-term employee benefits	**28,240**	35,760
Post-employment benefits	**1,522**	1,416
Equity compensation benefits	**6,464**	3,916
	36,226	41,092

(e) Loans to officers

Particulars of loans to officers disclosed pursuant to section 161B(9) of the Hong Kong Companies Ordinance are as follows:

	2005	2004
Aggregate amount of relevant loans outstanding at 31st December	**424,044**	411,328
The maximum aggregate amount of relevant loans outstanding during the year	**499,399**	552,022

41. 風險管理

本集團已制定政策、程序及限額，以管理本集團所承受的不同種類風險。本集團具備多項風險管理系統及管理資訊系統，以識別、計量、監察及控制信貸風險、流動資金風險、市場風險、營運風險等。該等風險管理政策、程序及限額乃經董事會或經指定之委員會核准，並由與風險管理有關之委員會如授信委員會及資產負債管理委員會，作定期檢討。內部核數員會進行定期稽核及獨立檢查，以確保該等政策及程序能得以遵從。

(a) *信貸風險管理*

信貸風險源於交易對手未能履行其承擔，可來自本集團的貸款、貿易融資、財資、衍生工具及其他業務。董事會已授權由本銀行之董事長兼行政總裁任主席的授信委員會以執行信貸風險管理。

信貸風險管理是獨立於其他業務，監管信貸政策的應用及實行及確保信貸評估及批核的質素。本集團的信貸政策制定了授予信貸的準則、信貸批核與監察的程序、貸款分類系統及減值的政策，並根據《香港銀行業條例》、香港金融管理局發出的指引及香港會計師公會發出的會計準則，來制定對大額信貸及減值的政策。

信貸風險管理指引已載於本集團的貸款手冊，並經由授信委員會定期檢閱及批核。貸款手冊內包括為信貸權限授權、授信標準、信貸監管處理、貸款分類系統、信貸追收及減值政策。

41. MANAGEMENT OF RISKS

The Group has established policies, procedures and limits to manage various types of risk that the Group is exposed to. Risk management processes and management information systems are in place to identify, measure, monitor and control credit risk, liquidity risk, market risk, operational risk etc. The risk management policies, procedures and limits are approved by the Board of Directors or its designated committee, and are monitored and reviewed regularly by relevant risk management committees, such as the Credit Committee and the Asset and Liability Management Committee ("ALMCO"). Internal auditors perform regular audits and independent checking to ensure compliance with the policies and procedures.

(a) *Credit risk management*

Credit risk arises from the possibility that the counterparty in a transaction may default. It arises from the lending, trade finance, treasury, derivatives and other activities undertaken by the Group. The Board of Directors has delegated the Group's credit risk management to the Credit Committee, which is chaired by the Bank's Chairman and Chief Executive.

The credit risk management function is independent of the business units. It oversees the implementation of credit policies and ensures the quality of credit evaluation and approval. Credit approval is conducted in accordance with the Group's credit policy, which defines the credit extension criteria, the credit approval and monitoring processes, the loan classification system and impairment policy. The credit policy also takes into account the requirements of the Hong Kong Banking Ordinance, guidelines issued by the HKMA and accounting standards issued by the HKICPA with respect to large exposures and impairment requirements.

Guidelines to manage credit risk have been laid down in the Group's Loaning Manual, which is regularly reviewed and approved by the Credit Committee. The Loaning Manual covers the delegated lending authorities, credit extension criteria, credit monitoring process, loan classification system, credit recovery and impairment policy.

41. 風險管理(續)

(a) 信貸風險管理(續)

(i) 企業信貸風險

企業信貸風險分散覆蓋企業、中層借款人及中小企業。大型企業之風險主要集中在高評價客戶。管理信貸風險的主要手法為信貸核准過程。本集團有多項政策及程序，以評估特定交易對手或交易的潛在信貸風險，以及決定批核有關交易與否。就企業客戶而言，本集團已制定一套適用於所有交易對手的定期而詳盡之信貸覆核系統。本集團亦已就個別行業及不同的借款人和借款人團體設立貸款風險承擔限額，不論風險是貸款風險或非資金風險。本集團亦已釐定檢討程度，確保按照貸款的規模和風險評級，為貸款進行適當的檢討和核准。

本集團持續進行多個層次的信貸覆核和監控。有關的信貸政策乃旨在盡早發現需要特別注意的交易對手、行業或產品的風險承擔。授信委員會定期監管交易組合的整體風險，個別問題貸款及潛在問題貸款。

(ii) 零售信貸風險

本集團的零售信貸政策和核准程序是因應零售銀行產品的特徵而制定：大量小額及相對地類似的交易。零售信貸風險的監管主要是基於就不同產品及客戶類別進行統計分析及組合覆核。本集團按個別組合的表現及市場常規，不斷覆核及修訂產品條款及客戶組合。

41. MANAGEMENT OF RISKS *(CONTINUED)*

(a) Credit risk management (continued)

(i) Corporate Credit Risk

The corporate credit exposures are diversified among corporates, middle market borrowers and SMEs. The large corporate exposures are generally concentrated among highly rated customers. The principal means of managing credit risk is the credit approval process. The Group has policies and procedures to evaluate the potential credit risk of a particular counterparty or transaction and to approve the transaction. For corporate clients, the Group has a detailed credit review system that is applied to each counterparty on a regular basis. The Group also has limits for funded exposure to individual industries and for borrowers and groups of borrowers, regardless of whether the exposure is in the form of loans or non-funded exposures. The Group also has a review process that ensures the proper level of review and approval depending on the size of the facility and risk grading of the credit.

The Group undertakes ongoing credit review and monitoring at various levels. The credit policies promote early detection of counterparty, industry or product exposures that require special attentions. The Credit Committee oversees the overall portfolio risk as well as individual problem loans and potential problem loans on a regular basis.

(ii) Retail Credit Risk

The Group's retail credit policy and approval process are designed based on the characteristics of the retail banking products: small value but high volume, and relatively homogeneous transactions. Monitoring the credit risk of retail exposures are based primarily on statistical analyses and portfolio review with respect to different products and types of customers. The Group reviews and revises the product terms and customer profiles on a continual basis according to the performance of respective portfolios and the market practices.

41. 風險管理(續)

(a) 信貸風險管理(續)

(iii) 與信貸有關的承諾

與信貸有關的承諾和或有事項的風險，本質上與提供貸款予客戶時的信貸風險相同。因此，有關交易必須符合客戶申請貸款時所要達到的信貸申請、組合保存和抵押要求。

(iv) 信貸集中的風險

信貸集中的風險源於交易對手團體受到地緣、經濟或行業因素的影響，而該等團體的整體信貸風險承擔對本集團的總體風險承擔至關重要。本集團的組合分散覆蓋不同地區、行業和產品，並以經有關風險委員會核准的已釐定限額為限。

各金融資產按經濟類別區分的信貸集中風險分析於附註15至21披露，至於本集團資產按地域區分的集中情況則於附註38(b)披露。

(b) 流動資金風險管理

流動資金風險是未能集資以應付資產增長或應付到期債項的風險。本集團已訂立流動資金風險管理政策，確保任何時間都能維持足夠流動資金。集團於二零零五年全年平均流動資金比率為百分之五十點八，遠超法定的百分之二十五最低要求。

41. MANAGEMENT OF RISKS *(CONTINUED)*

(a) Credit risk management (continued)

(iii) Credit-related commitments

The risks involved in credit-related commitments and contingencies are essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit application, portfolio maintenance and collateral requirements as for customers applying for loans.

(iv) Concentrations of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio is diversified along geographic, industry and product sectors in accordance with the established limits approved by the relevant risk committees.

Analysis of credit risk concentration by economic sector of respective financial assets is disclosed in note 15 to 21 and geographical concentration of the Group's asset is disclosed in note 38(b).

(b) Liquidity risk management

Liquidity risk is the risk of inability to fund an increase in assets or meet obligations as they fall due. The Group has established liquidity management policies for ensuring adequate liquidity is maintained at all times. The Group maintained an average liquidity ratio of 50.8% in 2005, which is well above the statutory requirement of 25%.

41. 風險管理 *(續)*

(b) ***流動資金風險管理(續)***

流動資金由司庫按資產負債管理委員會的方向管理。資產負債管理委員會包括高級管理層、財資部門、風險管理、財務管理及其他可影響流動資金風險的業務範疇的人士組成，負責監管流動資金風險管理事宜，特別是實施適合的流動資金政策及程序，識別、計量及監管流動資金風險，以及監控其流動資金風波管理過程。董事會核准流動資金風險策略及政策、維持對整體流動資金風險組合的持續注視，並確保流動資金風險已在既有風險管理架構內獲高級管理層妥為管理及控制。

為因應一般正常業務中的資金需要，除持有具流動性的資產外，亦繼續使用銀行同業拆借市場。另外，本集團維持充足的備用信貸，以應付任何未能預料的大量資金需求。本集團亦定期為流動資金狀況進行壓力測試，確保時刻保持充足流動資金。本集團及本銀行之主要資產及負債根據由結算日至合約到期日止之間的剩餘期間作相關期限分組分析並載於附註33。

(c) ***市場風險管理***

市場風險是指因所持之資產負債表及資產負債表以外之利率、匯率及股票與商品價格等市價之變動，而引致本集團損益或儲備之變動而產生的風險。

本集團就所持倉盤或金融工具所承受市場風險包括匯率合約、利息合約、定息票據及股票與衍生工具。

41. **MANAGEMENT OF RISKS *(CONTINUED)***

(b) ***Liquidity risk management (continued)***

Liquidity is managed day-to-day by the treasury under the direction of ALMCO. ALMCO, which comprises personnel from senior management, treasury function, risk management, financial management and other business areas that could affect liquidity risk, is responsible for overseeing the liquidity risk management, in particular implement appropriate liquidity policies and procedures, identify, measure and monitor liquidity risk, and control over the liquidity risk management process. The Board of Directors approves the liquidity risk strategy and policies, maintains continued awareness of the overall liquidity risk profile, and ensures liquidity risk is adequately managed and controlled by senior management within the established risk management framework.

To cater for funding requirements during ordinary course of business, sufficient liquid assets are held and also access to the interbank market is maintained. In addition, adequate standby facilities are maintained in order to meet any unexpected and material cash outflow. The Group also performs regularly stress tests on its liquidity position to ensure adequate liquidity is maintained at all times. The detail of the analysis on the Group's and Bank's material assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date are set out in the note 33.

(c) ***Market risk management***

Market risk is the risk arising from the movements in market prices of on- and off- balance sheet positions in interest rates, foreign exchange rates as well as equity and commodity prices and the resulting change in the profit / loss or reserve of the Group.

The Group is exposed to market risk on position taken or financial instrument held or taken such as foreign exchange contracts, interest rate contracts, fixed income and equity securities and derivatives instruments.

41. 風險管理 *(續)*

(c) ***市場風險管理(續)***

董事會審閱及核准市場風險管理及交易授權之政策。資產負債管理委員會獲賦予控制及監管市場風險之職責，包括定期檢討風險及風險管理框架如既定限額及損失限額。該等限額由資產負債管理委員會制定並參考市況定期檢討，任何重大變動均須經董事會審閱。本銀行之政策為不得超過限額。中樞辦公室獲賦予即日監管之職責，以確保遵循政策及限額。

本集團以較保守之政策來管理買賣工具之持倉限額，於市場買賣以減少買賣工具之持倉限額。利率及外匯衍生工具合約的交易是本集團交易活動不可或缺的一環，主要用以對沖買賣倉盤或平掉由客戶推動的倉盤。

本集團以價位基點監管及限制其承受的利率風險。價位基點是用來計算因一基點利率的變動所導致金融工具或工具組合現值變動的技術。這方法亦可用來快速評估一基點的利率變動所導致損益的影響。

41. MANAGEMENT OF RISKS *(CONTINUED)*

(c) Market risk management (continued)

The Board of Directors reviews and approves the policies for the management of market risks and trading authorities. ALMCO has been delegated the responsibility of controlling and monitoring market risk including regular review of the risk exposures and the risk management framework such as the established limits and stop-losses. The limits are set by ALMCO and reviewed on a periodic basis with reference to market conditions, with any material changes requiring a review by the Board of Directors. It is the Bank's policy that no limit should be exceeded. Middle Office has been delegated the duties of intra-day monitoring and ensure compliance with the policy and limits.

The Group adopts a prudent approach in managing the portfolio of trading instruments. It reduces excessive market risk by offsetting trading transactions or hedging the open positions by executing derivative contracts with other market counterparties. Trading of interest rate and foreign exchange derivative contracts forms an integral part of the Group's trading activities, which are primarily for hedging the trading positions or covering the customer driven positions.

The Group uses Price Value Basis Point ("PVBP") to monitor and limit its interest rate risk exposure. PVBP is a technique calculating the change in present value of a financial instrument or a portfolio of instruments due to a change in one basis point of interest rates. It also provides a quick tool to evaluate the impact on profit and loss due to a basis point movement in interest rates.

41. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險

本集團的利率風險源自借貸、接受存款及財資活動。銀行業務和交易活動均可面對利率風險，主要因帶息資產、負債及承擔在再定息的時差所致，亦與無息負債持倉有關，其中包括股東資金和往來賬戶及若干定息貸款和負債。本集團之利率風險由資產負債管理委員會監管，並維持在經董事會批核的限額，其中包括利率差額限額、產品限制及價位基點限額等。本集團亦使用利率掉期及其他衍生工具管理利率風險。

結構性利率風險主要源自無息負債之部署，包括股東資金和往來賬戶及若干定息貸款和負債。結構性利率風險由資產負債管理委員會監管。

下表顯示於結算日帶息資產及負債的預計下次利率重訂日(或到期日取其較短者)。

41. **MANAGEMENT OF RISKS *(CONTINUED)***

(c) Market risk management (continued)

(i) Interest rate risk

The Group's interest rate exposures arise from lending, deposit taking as well as treasury activities. Interest rate risk primarily results from the timing differences in the repricing of interest-bearing assets, liabilities and commitments, which may apply to both banking book and trading book. It also relates to positions from non-interest bearing liabilities including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. The Group's interest rate risk is monitored by the ALMCO within limits approved by the Board, including interest rate gap limit, product limit and PVBP limit. The Group also uses interest rate swaps and other derivatives to manage interest rate risk.

Structural interest rate risk arises primarily from the deployment of non-interest bearing liabilities, including shareholders' funds and current accounts, as well as from certain fixed rate loans and liabilities. Structural interest rate risk is monitored by ALMCO.

The following tables indicate the expected next repricing dates (or maturity dates whichever are earlier) for the assets and liabilities at the balance sheet date.

41. 風險管理(續)
(c) 市場風險管理(續)
(i) 利率風險(續)

41. MANAGEMENT OF RISKS *(CONTINUED)*
(c) *Market risk management (continued)*
(i) Interest rate risk *(continued)*

永亨銀行集團
The Group
2005

		合計 Total	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及短期資金	Cash and short-term funds	20,053,798	19,435,975	95,335	-	-	522,488
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	2,657,380	2,559,271	98,109	-	-	-
貿易票據已減除減值準備	Trade bills less impairment allowances	652,375	645,555	6,820	-	-	-
買賣用途資產	Trading assets	911,264	-	300	1,412	-	909,552
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	5,924,424	981,327	1,223,951	3,274,944	444,202	-
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other account less impairment allowances	55,393,692	47,715,104	3,264,783	2,762,867	389,864	1,261,074
銀行同業之貸款	Advances to banks	79,191	78,982	-	-	-	209
持有至到期日及可供銷售之金融資產	Held-to-maturity and available-for-sale financial assets	15,909,430	5,789,899	219,240	8,702,037	1,090,191	108,063
其他資產	Other assets	2,741,062	-	-	-	-	2,741,062
總資產	Total assets	104,322,616	77,206,113	4,908,538	14,741,260	1,924,257	5,542,448
負債	**Liabilities**						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	1,703,026	1,160,138	432,567	76,901	-	33,420
客戶之存款	Deposits from customers	85,673,452	79,337,292	1,688,551	328,575	1,150	4,317,884
已發行之存款證	Certificates of deposit issued	3,824,339	3,432,341	384,067	7,931	-	-
買賣用途負債	Trading liabilities	865,962	-	-	-	-	865,962
其他負債	Other liabilities	1,397,898	44,236	-	-	-	1,353,662
借貸資本	Loan capital	2,519,888	-	-	2,519,888	-	-
總負債	Total liabilities	95,984,565	83,974,007	2,505,185	2,933,295	1,150	6,570,928
資產/(負債)差距	Asset-liability gap	8,338,051	(6,767,894)	2,403,353	11,807,965	1,923,107	(1,028,480)

41. 風險管理(續)
(c) 市場風險管理(續)
(i) 利率風險(續)

41. MANAGEMENT OF RISKS *(CONTINUED)*
(c) Market risk management (continued)
(i) Interest rate risk *(continued)*

永亨銀行
The Bank
2005

		合計 Total	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及短期資金	Cash and short-term funds	18,744,775	18,379,921	-	-	-	364,854
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	2,629,507	2,531,398	98,109	-	-	-
貿易票據已減除減值準備	Trade bills less impairment allowances	412,544	405,724	6,820	-	-	-
買賣用途資產	Trading assets	929,710	-	300	1,412	-	927,998
以公平價值誌入損益賬內之金融資產	Financial assets measured at fair value through profit or loss	5,924,424	981,327	1,223,951	3,274,944	444,202	-
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	43,141,730	39,911,818	1,573,446	491,679	335,544	829,243
銀行同業之貸款	Advances to banks	79,191	78,982	-	-	-	209
持有至到期日及可供銷售之金融資產	Held-to-maturity and available-for-sale financial assets	15,249,952	5,758,880	180,738	8,262,035	951,221	97,078
附屬公司欠款	Amounts due from subsidiaries	6,074,285	2,483,291	270,000	1,445,000	1,845,000	30,994
其他資產	Other assets	2,876,100	-	-	-	-	2,876,100
總資產	Total assets	96,062,218	70,531,341	3,353,364	13,475,070	3,575,967	5,126,476
負債	**Liabilities**						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	1,694,613	1,152,206	432,567	76,901	-	32,939
客戶之存款	Deposits from customers	67,902,897	62,804,506	1,218,022	177,890	-	3,702,479
已發行之存款證	Certificates of deposit issued	3,829,252	3,432,341	388,980	7,931	-	-
買賣用途負債	Trading liabilities	869,748	-	-	-	-	869,748
附屬公司存款	Amounts due to subsidiaries	14,201,751	7,032,897	3,328,411	3,605,499	-	234,944
其他負債	Other liabilities	936,858	44,236	-	-	-	892,622
總負債	Total liabilities	89,435,119	74,466,186	5,367,980	3,868,221	-	5,732,732
資產/(負債)差距	Asset-liability gap	6,627,099	(3,934,845)	(2,014,616)	9,606,849	3,575,967	(606,256)

41. 風險管理 *(續)*

(c) 市場風險管理 (續)

(i) 利率風險 *(續)*

41. MANAGEMENT OF RISKS *(CONTINUED)*

(c) Market risk management (continued)

(i) Interest rate risk *(continued)*

永亨銀行集團
The Group
2004
(重報)
(restated)

		合計 Total	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及短期資金	Cash and short-term funds	20,529,318	20,018,888	-	-	-	510,430
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	1,435,527	1,337,360	98,167	-	-	-
貿易票據已減除減值準備	Trade bills less impairment allowances	551,124	540,509	10,282	-	-	333
存款證	Certificates of deposit held	30,000	30,000	-	-	-	-
買賣用途資產	Trading assets	30,808	-	-	153	-	30,655
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	49,582,402	40,648,642	3,283,779	3,244,068	1,016,982	1,388,931
銀行同業之貸款	Advances to banks	110,865	-	110,865	-	-	-
持有至到期日及可供銷售之金融資產	Held-to-maturity and available-for-sale financial assets	18,867,918	4,885,228	1,968,270	9,706,763	2,307,657	-
非持作買賣用途之證券	Non-trading securities	1,520,822	3,050	8,288	325,498	903,288	280,698
其他資產	Other assets	2,789,320	-	-	-	-	2,789,320
總資產	Total assets	95,448,104	67,463,677	5,479,651	13,276,482	4,227,927	5,000,367
負債	**Liabilities**						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	1,209,582	955,145	216,225	-	-	38,212
客戶之存款	Deposits from customers	78,569,161	70,618,611	2,364,744	373,048	1,678	5,211,080
已發行之存款證	Certificates of deposit issued	4,616,090	3,653,923	563,567	398,600	-	-
買賣用途負債	Trading liabilities	8,628	-	-	-	-	8,628
其他負債	Other liabilities	1,103,456	41,288	-	-	-	1,062,168
借貸資本	Loan capital	2,526,485	-	-	2,526,485	-	-
總負債	Total liabilities	88,033,402	75,268,967	3,144,536	3,298,133	1,678	6,320,088
資產／(負債)差距	Asset-liability gap	7,414,702	(7,805,290)	2,335,115	9,978,349	4,226,249	(1,319,721)

41. 風險管理(續)

(c) 市場風險管理(續)

(i) 利率風險(續)

41. MANAGEMENT OF RISKS *(CONTINUED)*

(c) Market risk management (continued)

(i) Interest rate risk *(continued)*

永亨銀行
The Bank
2004
(重報)
(restated)

		合計 Total	三個月或以下 3 months or less	三個月以上至一年 1 year or less but over 3 months	一年以上至五年 5 years or less but over 1 year	五年以上 After 5 years	免息 Non-interest bearing
資產	**Assets**						
現金及短期資金	Cash and short-term funds	19,990,535	19,546,102	-	-	-	444,433
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	1,408,389	1,310,222	98,167	-	-	-
貿易票據已減除減值準備	Trade bills less impairment allowances	387,243	376,567	10,282	-	-	394
存款證	Certificates of deposit held	30,000	30,000	-	-	-	-
買賣用途資產	Trading assets	18,894	-	-	153	-	18,741
客戶之貸款及其他賬項已減除減值準備	Advances to customers and other accounts less impairment allowances	39,657,562	34,353,004	1,941,060	1,438,447	964,456	960,595
銀行同業之貸款	Advances to banks	110,865	-	110,865	-	-	-
持有至到期日及可供銷售之金融資產	Held-to-maturity and available-for-sale financial assets	18,382,534	4,726,892	1,944,942	9,511,910	2,198,790	-
非持作買賣用途之證券	Non-trading securities	1,407,308	-	-	286,709	847,836	272,763
附屬公司欠款	Amounts due from subsidiaries	4,985,038	1,946,062	270,000	1,440,000	1,305,000	23,976
其他資產	Other assets	2,872,258	-	-	-	-	2,872,258
總資產	Total assets	89,250,626	62,288,849	4,375,316	12,677,219	5,316,082	4,593,160
負債	**Liabilities**						
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	1,205,409	951,558	216,225	-	-	37,626
客戶之存款	Deposits from customers	63,098,291	56,475,981	1,720,654	206,189	-	4,695,467
已發行之存款證	Certificates of deposit issued	4,621,145	3,653,924	568,621	398,600	-	-
買賣用途負債	Trading liabilities	8,628	-	-	-	-	8,628
附屬公司存款	Amounts due to subsidiaries	13,641,108	6,435,958	1,765,355	5,269,245	-	170,550
其他負債	Other liabilities	635,953	41,288	-	-	-	594,665
總負債	Total liabilities	83,210,534	67,558,709	4,270,855	5,874,034	-	5,506,936
資產/(負債)差距	Asset-liability gap	6,040,092	(5,269,860)	104,461	6,803,185	5,316,082	(913,776)

41. 風險管理 (續)

(c) 市場風險管理 (續)

(i) 利率風險 (續)

下表顯示本年度最後一個月之有效利率：

41. MANAGEMENT OF RISKS *(CONTINUED)*

(c) Market risk management (continued)

(i) Interest rate risk *(continued)*

The following table indicates the effective interest rates for the last month of the year:

		永亨銀行集團 The Group		永亨銀行 The Bank	
		2005	2004	**2005**	2004
定期存放銀行同業及其他金融機構款項	Placement with banks and other financial institutions	**4.51**	3.37	**4.51**	3.37
貿易票據及客戶之貸款	Trade bills and advances to customers	**6.08**	3.49	**5.92**	3.17
債務證券	Debt securities	**4.40**	3.30	**4.45**	3.33
		5.37	3.42	**5.21**	3.26
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**3.71**	1.83	**3.74**	1.87
客戶之存款	Deposits from customers	**3.69**	1.58	**3.77**	1.66
已發行之存款證	Certificates of deposit issued	**3.73**	2.34	**3.73**	2.34
借貸資本	Loan capital	**5.32**	5.32	**5.32**	5.32
		3.74	1.74	**3.82**	1.85

(ii) 貨幣風險

本集團的外匯風險源自外匯買賣、商業銀行業務和於香港以外附屬公司及分行之資本投資的結構性外匯風險，主要以美元、澳門幣及人民幣計值，由資產負債管理委員會管理。所有外幣持倉限額經董事會訂定，由資產負債管理委員會監管。

個別外幣的淨持有額或淨結構性倉盤若佔所持有外幣淨持有總額或淨結構性倉盤總額的百份之十或以上，便須作出披露。

(ii) Currency Risk

The Group foreign exchange positions arise from foreign exchange dealing, commercial banking operations and structural foreign currency exposures arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar, Macau Patacas and Renminbi, are managed by ALMCO. All foreign exchange positions are managed by the ALMCO within limits approved by the Board of Directors.

The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

41. 風險管理（續）

(c) 市場風險管理（續）

(ii) 貨幣風險（續）

41. MANAGEMENT OF RISKS *(CONTINUED)*

(c) Market risk management (continued)

(ii) Currency Risk *(continued)*

永亨銀行集團
The Group

相等於百萬港元 In millions of HK$ equivalent	2005 美元 US$	2005 總計 Total	2004 美元 US$	2004 總計 Total
現貨資產 Spot assets	**31,689**	**51,672**	27,044	43,484
現貨負債 Spot liabilities	**(32,431)**	**(52,130)**	(28,388)	(44,775)
遠期買入 Forward purchases	**5,396**	**7,871**	4,307	5,100
遠期賣出 Forward sales	**(3,257)**	**(5,783)**	(2,417)	(3,233)
長盤淨額 Net long positions	**1,397**	**1,630**	546	576

永亨銀行集團
The Group

相等於百萬港元 In millions of HK$ equivalent	2005 澳門幣 Macau Patacas	2005 人民幣 Chinese Renminbi	2005 美元 US$	2005 總計 Total	2004 澳門幣 Macau Patacas	2004 美元 US$	2004 總計 Total
結構性倉盤淨額 Net structural positions	**204**	**192**	**317**	**713**	110	218	328

永亨銀行
The Bank

相等於百萬港元 In millions of HK$ equivalent	2005 美元 US$	2005 總計 Total	2004 美元 US$	2004 總計 Total
現貨資產 Spot assets	**30,706**	**50,587**	26,365	42,765
現貨負債 Spot liabilities	**(31,683)**	**(51,291)**	(27,752)	(44,067)
遠期買入 Forward purchases	**5,396**	**7,871**	4,307	5,073
遠期賣出 Forward sales	**(3,257)**	**(5,775)**	(2,417)	(3,233)
長盤淨額 Net long positions	**1,162**	**1,392**	503	538

永亨銀行
The Bank

相等於百萬港元 In millions of HK$ equivalent	2005 澳門幣 Macau Patacas	2005 人民幣 Chinese Renminbi	2005 美元 US$	2005 總計 Total	2004 澳門幣 Macau Patacas	2004 美元 US$	2004 總計 Total
結構性倉盤淨額 Net structural positions	**(583)**	**192**	**317**	**(74)**	(583)	218	(365)

41. 風險管理 *(續)*

(d) 營運風險管理

營運風險乃指因內部程序不完善或失效、人為過失、系統故障或外來事故而引致虧損之風險。

本集團所建立之風險管理架構在企業及部門層面上控制風險。相關管理原理乃建基於本集團高級管理層一貫所持之誠信及風險意識。

此架構包括連同監控措施之管治政策，保證所有營運單位完全遵從。該等措施由高級管理層所領導之營運管理委員會指導、監控及問責。該等委員會定期進行檢討，以確保內部監控妥善運作，並識別出可予改進的地方。

另外，本集團的內部稽核部門進行定期檢討，量度本集團內部監控系統之成效。該部門向審核委員會匯報，確保以高水平誠信管理此架構。

41. MANAGEMENT OF RISKS *(CONTINUED)*

(d) Operational risk management

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Group's risk management framework is established to control risks at both corporate and departmental levels. The underlying management principle is built upon a long-standing culture of high integrity and risk awareness fostered by senior executives of the Group.

The framework consists of governing policies with control measures to ascertain absolute compliance by all operating units. These measures are directed, controlled and held to account by operation management committees chaired by senior executives. Regular reviews are performed by the committees to ensure proper functioning of internal controls and to identify improvement opportunities.

Furthermore, independent reviews are conducted by the Group's Internal Audit Division to measure the effectiveness of the Group's system of internal controls. This division reports to the Audit Committee to ensure the framework is managed with high standards of probity.

42. 僱員福利

(a) 退休福利計劃

	2005	2004
退休福利成本(附註5(e))		
Retirement benefit costs (Note 5(e))	**36,267**	35,203

本集團為香港合資格僱員設立了一個根據《職業退休計劃條例》註冊之強制性公積金豁免ORSO計劃(「ORSO計劃」),以及兩個根據《強制性公積金條例》成立之強制性公積金計劃(「強積金計劃」)。ORSO計劃已於二零零四年八月一日凍結。此後,僱員及僱主之供款將轉而撥入強積金計劃。此外,於二零零一年一月三日,本集團按澳門當地守則,以不同之供款率為該處所有僱員設立界定供款計劃。該等計劃之成本將計入該年之損益計算表,該等計劃之資產均與本集團之資產分開持有。倘強積金計劃僱員離職而不能獲得全數的僱主自願性供款,其剩下的結餘將撥歸本集團。

(b) 股份獎勵福利

(i) 認股權計劃

根據已批准之認股權計劃,董事會獲授權可決定給予行政人員認股權以購入本銀行股份,作為對僱員的獎勵。二零零一年九月一日之前,認購價為認股權授予日期前五個營業日於香港聯合交易所有限公司(「聯交所」)之平均收市價的80%。二零零一年九月一日之後,認購價須至少為股份於授予日在聯交所之收市價,該日必須為營業日,及股份於授予日前五個營業日在聯交所的平均收市價,兩者中的較高者。

42. STAFF BENEFITS

(a) Retirement schemes

	2005	2004
Retirement benefit costs (Note 5(e))	**36,267**	35,203

The Group operates both a Mandatory Provident Fund Exempt ORSO Scheme (the "ORSO Scheme") which is registered under the Occupational Retirement Schemes Ordinance and two Mandatory Provident Fund Schemes (the "MPF Schemes") established under the Mandatory Provident Fund Ordinance to cover all qualifying employees in Hong Kong. As from 1st August, 2004, the ORSO Scheme has been frozen as employees and the employer have made the contributions to MPF Scheme instead. In addition, a defined contribution scheme was established on 3rd January, 2001 to cover all qualifying employees in Macau at various funding rates, in accordance with the local practice and requirements. The costs of these schemes are charged to the profit and loss account for the year and the assets of these schemes are held separately from the Group. Any forfeiture amount under the MPF Scheme is refunded to the Group when the member leaves employment prior to the employer's voluntary contributions being vested fully.

(b) Equity compensation benefits

(i) Share Option Scheme

Pursuant to the approved Share Option Scheme, the directors are authorised, at their discretion, to invite certain executives, to take up options to purchase ordinary shares in the Bank as incentive to them. Prior to 1st September, 2001, the option price was 80% of the average last dealt price on The Stock Exchange of Hong Kong Limited ("SEHK") on the five business days immediately preceding the date of offer of such options. After 1st September, 2001, the option price should be at least the higher of the closing price of the shares on the SEHK on the date of the grant, which must be a trading day, and the average closing price of the shares on the SEHK for the five business days immediately preceding the date of grant.

42. 僱員福利（續） / 42. STAFF BENEFITS *(CONTINUED)*

(b) 股份獎勵福利（續） / *(b) Equity compensation benefits (continued)*

(i) 認股權計劃（續） / Share Option Scheme *(continued)*

(1) 認股權變更 / Movements in share options

		2005 **股份數目** **Number of shares**	2004 股份數目 Number of shares
一月一日結餘	At 1st January	**1,105,000**	740,000
已發行	Issued	**350,000**	535,000
已失效	Lapsed	**(60,000)**	(40,000)
已行使	Exercised	**(110,000)**	(130,000)
十二月三十一日結餘	At 31st December	**1,285,000**	1,105,000

(2) 於資產負債表結算日之未到期及未行使的認股權摘要 / Terms of unexpired and unexercised share options at balance sheet date

授予認股權日期 Date of options granted	認購價 Option price 港幣 HK$	**2005** **股份數目** **Number of shares**	2004 股份數目 Number of shares
10/03/2001	23.60	**190,000**	230,000
15/03/2002	26.30	**170,000**	170,000
14/01/2003	25.80	**80,000**	80,000
14/03/2003	26.50	**130,000**	130,000
21/05/2004	43.80	**390,000**	495,000
14/01/2005	51.25	**220,000**	–
28/01/2005	50.25	**105,000**	–
		1,285,000	1,105,000

此等認股權可於授予日第一週年起至第十週年內行使。

The options granted under the Scheme will be exercisable between the first and the tenth anniversaries of the date of grant.

42. 僱員福利(續)

(b) 股份獎勵福利(續)

(i) 認股權計劃(續)

(3) 於年內授予的認股權之詳情，所有認股權的代價均為港幣一元。

42. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits (continued)

(i) Share Option Scheme *(continued)*

(3) Details of share options granted during the year, all of which were granted with HK$1.00 consideration.

行使期間 Exercise period	認購價 Option price 港幣 HK$	**2005** 股份數目 Number of shares	2004 股份數目 Number of shares
21/05/2005 – 21/05/2014	43.80	**-**	535,000
14/01/2006 – 14/01/2015	51.25	**220,000**	-
28/01/2006 – 28/01/2015	50.25	**130,000**	-
		350,000	535,000

(4) 於年內行使之認股權之詳情

(4) Details of share options exercised during the year

行使日期 Exercise date	認購價 Option price 港幣 HK$	股份於行使前一日之每股加權平均收市價 Weighted average closing price per share at preceding day before exercise date 港幣 HK$	所得收入 Proceeds received 港幣 HK$	**2005** 股份數目 Number of shares	2004 股份數目 Number of shares
14/01/2004	25.80	49.30	516,000	**-**	20,000
26/01/2004	25.80	54.25	516,000	**-**	20,000
27/01/2004	25.80	54.50	516,000	**-**	20,000
27/01/2004	23.60	54.50	708,000	**-**	30,000
09/02/2004	25.80	52.75	516,000	**-**	20,000
13/04/2004	26.30	55.00	526,000	**-**	20,000
15/04/2005	23.60	48.20	944,000	**40,000**	-
21/05/2005	43.80	51.00	657,000	**15,000**	-
31/05/2005	43.80	54.50	657,000	**15,000**	-
16/08/2005	43.80	58.90	876,000	**20,000**	-
27/09/2005	43.80	56.40	876,000	**20,000**	-
				110,000	130,000

42. 僱員福利(續)
(b) 股份獎勵福利(續)
(i) 認股權計劃(續)
(5) 認股權之公平價值及假設數據

以下之認股權於授予日之公平價值乃採用二項式價格模式估計,該項估計採用以下之假設數據:

42. STAFF BENEFITS (CONTINUED)

(b) Equity compensation benefits (continued)

(i) Share Option Scheme *(continued)*

(5) Fair value of share options and assumptions

The fair value per option at the dates of grant using the Bi-nominal pricing model with the following assumptions were as follows:

		授予之認股權 Option granted on 28/01/2005	授予之認股權 Option granted on 14/01/2005	授予之認股權 Option granted on 21/05/2004
無風險利率(百分率)	Risk-free interest rate (%)	**3.63**	**3.79**	4.69
預期有效年期(年)	Expected life (in years)	**10.0**	**10.0**	10.0
波幅(百分率)	Volatility (%)	**23.48**	**24.65**	38.38
預期股息率(百分率)	Expected dividend yield (%)	**3.57**	**3.57**	3.14
每股認股權之估計價值(港幣)	Estimated value per option (HK$)	**11.45**	**11.85**	17.19

按二項式價格模式評估認股權之公平價值時,已考慮認股權之認購價及年期。此價格模式採用了非常主觀的假設數據,其中包括無風險利率、預期之波幅及股份之股息率,而該等主觀假設數據之改變對公平價值的估計有重大的影響。

The Bi-nominal pricing model was used in estimating the fair value of share options after taking into account the exercise price and the life of the option. Such option pricing model requires the input of highly subjective assumptions including the risk-free interest rate, expected volatility and dividend yield of the shares. The changes in subjective input assumptions can materially affect the fair value estimate.

預計波幅是根據過往之波幅(以認股權的加權平均剩餘年期計算),再調整因公眾所知的資訊影響未來波幅的估計變動。估計股息按過往的股息。

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility due to publicly available information. Expected dividends are based on historical dividends.

42. 僱員福利(續)

(b) 股份獎勵福利(續)

(i) 認股權計劃(續)

(5) 認股權之公平價值及假設數據(續)

認股權乃按服務條件授出。該條件並未納入計算於授予日獲得服務的公平價值。認股權之公平價值於授予日計算,並由授予日至生效日期內於損益賬扣除及撥入股東資金內。並無市場條件與授予認股權有關。

(ii) 僱員獎勵計劃

於二零零四年,批准了一項新僱員獎勵計劃。根據已批准之僱員獎賞計劃,董事會獲授權可決定給予行政人員獎賞以購入本銀行股份,作為挽留彼等繼續為本集團效力之獎勵。根據僱員獎勵計劃於二零零四年四月二十二日獲通過後五年內,可予發行的股份獎賞數目最多不得超過本銀行不時已發行股本1%。獎賞於授出日期起計第六週年至第十週年,按以下之百分比生效。

42. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits (continued)

(i) Share Option Scheme *(continued)*

(5) Fair value of share options and assumptions *(continued)*

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. The fair value of the options were measured at the grant date and are charged to the profit and loss account and credited to shareholders' funds between the grant date and vesting date. There were no market conditions associated with the share option grants.

(ii) EIP

In 2004, a new EIP was approved. Pursuant to the approved EIP, the directors are authorised, at their discretion, to invite certain executives, to take up awards to vesting ordinary shares in the Bank as incentive for them to remain in employment with the Bank. The maximum number of awards in respect of which awards may be granted under the EIP may not exceed 1% of the issued share capital of the Bank for the time being in issue within five years of the date of approval of the plan on 22nd April, 2004. The awards are vested between the sixth to the tenth anniversaries after the date of grant with the following percentage of award vesting.

日期	Date	獎賞生效之百分比 Percentage of Award vesting
授出日期起計六週年	Sixth anniversary of the date of grant	5%
授出日期起計七週年	Seventh anniversary of the date of grant	10%
授出日期起計八週年	Eighth anniversary of the date of grant	15%
授出日期起計九週年	Ninth anniversary of the date of grant	20%
授出日期起計十週年	Tenth anniversary of the date of grant	50%

42. 僱員福利(續)

(b) 股份獎勵福利(續)

(ii) 僱員獎勵計劃(續)

每股獎賞於授予日之公平價值乃根據本銀行股份於授出日前一日之收市價減行使價訂定。每股獎賞於授予日之公平價值如下：

42. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits (continued)

(ii) EIP *(continued)*

The fair value per award at the date of grant which is based on the closing price of the shares of the Bank at preceding day before date of grant less exercise price of the award. The fair value per award at the date of grant as follows:

		授予之獎賞 Award granted on 21/05/2004
本銀行股份於授出日前一日之收市價	Closing price of the shares of the Bank at preceding day before date of grant	43.80
減：行使價	Less: Exercise price	(1.00)
每股獎賞之估計價值(港幣)	Estimated value per award (HK$)	42.80

本集團根據獎勵計劃以無代價授予若干僱員獎賞，以購入本銀行股份。股份將根據獎賞按每股面值港幣一元購入。獎賞之公平價值以授出日計算，並在獎賞授出日與生效期內於損益賬扣除及撥入股東資金內。獎賞未生效期內所派發相等於股息之現金，將以花紅支出按應計基準於損益賬扣除。

The Group granted awards at no consideration for certain employees to acquire shares of the Bank under the EIP. The shares will be acquired at the nominal value of HK$1 per share under the award. The fair value of the awards is measured at the grant date and is charged to the profit and loss account and credited to shareholders' fund between the grant date and vesting date. The cash amount equal to the dividend that would have been paid during the period up to vesting will be charged to the profit and loss account as bonus expenses on an accrual basis.

如董事會決定選擇以支付現金代替此計劃下可獲得之股份獎賞，於生效日期便無新股份發行。

If the Board determines to select the cash option when shares vest, which is available under the plan, no new shares will be issued on the date of vesting.

於二零零五年十二月三十一日，本銀行董事及僱員持有本銀行獎賞可購入本銀行之股份如下。

At 31st December, 2005, the Directors and employees of the Bank had the following interest in award to purchase the shares of the Bank.

42. 僱員福利(續)

(b) 股份獎勵福利(續)

(ii) 僱員獎勵計劃(續)

42. STAFF BENEFITS *(CONTINUED)*

(b) Equity compensation benefits (continued)

(ii) EIP *(continued)*

授予獎賞日期 Date of awards granted	行使價 Exercise Price 港幣 HK$	**2005** 股份數目 Number of shares	2004 股份數目 Number of shares
21/05/2004	1.00	**495,000**	495,000

43. 金融工具之公平價值

公平價值估計是根據金融工具的特性和相關市場資料於某一特定時間作出，因此一般是主觀的。若有市場報價，市場報價是計量公平價值最適合的方法，但由於大多數金融工具，尤其是貸款、存款及非上市衍生工具，均欠缺一個有組織的二手市場，因此並無直接市場報價。此等工具的公平價值會根據一些使用現時市場參數的既定估值模式計算。要特別指出的是，公平價值是指適用於某一特定報告日期的理論價值，所以只可作為日後將金融工具出售時，金融工具可變現價值的指標。

所有估值方法在進行財務匯報前均經核實。如有可能，本集團會將使用模式推算所得的估值與相若金融工具的報價比較，及在變現後將估值與實際價值比較，以進一步驗證此等模式和作出調整。此等模式涉及不穩定因素，並會受到本集團所用假定和本集團對各類金融工具的風險特性、貼現率、估計將來現金流、預期將來損失和其他因素所作判斷的重大影響。如本集團更改有關假定，便可能對此等估計和估計所得的公平價值產生顯著影響。本集團不一定能夠與獨立市場內的相若價值比較，以證明推算所得的公平價值估計正確。在很多時候，本集團均不能將金融工具即時出售以實現此等公平價值。

43. FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, the most suitable measure for fair value is the quoted market price. In the absence of organised secondary markets for most financial instruments, and in particular for loans, deposits and unlisted derivatives, direct market prices are not available. The fair value of such instruments was therefore calculated on the basis of well-established valuation techniques using current market parameters. In particular, the fair value is a theoretical value applicable at a given reporting date, and hence can only be used as an indicator of the value realisable in a future sale.

All valuation models are validated before they are used as a basis for financial reporting. Wherever possible, the Group compares valuations derived from models with quoted prices of similar financial instruments, and with actual values when realised, in order to further validate and calibrate the models. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experiences and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

43. 金融工具之公平價值 ***(續)***

43. FAIR VALUES OF FINANCIAL INSTRUMENTS ***(CONTINUED)***

		永亨銀行集團 The Group			
		2005 賬面值 Carrying value	2004 賬面值 Carrying value	**2005** 公平價值 Fair value	2004 公平價值 Fair value
金融資產	**Financial assets**				
現金及短期資金	Cash and short-term funds	**20,053,798**	20,529,318	**20,053,798**	20,529,318
定期存放銀行同業及其他金融機構款項（一至十二個月內到期）	Placements with banks and other financial institutions maturing between one and twelve months	**2,657,380**	1,435,527	**2,657,380**	1,435,527
貿易票據已減除減值準備	Trade bills less impairment allowances	**652,375**	551,124	**652,375**	551,124
存款證	Certificates of deposit held	**-**	30,000	**-**	30,000
客戶之貸款已減除減值準備	Advances to customers less impairment allowances	**54,074,272**	48,566,616	**54,074,272**	48,566,616
銀行同業之貸款	Advances to banks	**79,191**	110,865	**79,191**	110,865
持有至到期日及可供銷售之金融資產	Held-to-maturity and available-for-sale financial assets	**15,909,430**	18,867,918	**15,829,097**	18,859,860
非持作買賣用途證券	Non-trading securities	**-**	1,520,822	**-**	1,520,822
金融負債	**Financial liabilities**				
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**1,703,026**	1,209,582	**1,703,026**	1,209,582
客戶之存款	Deposits from customers	**85,673,452**	78,569,161	**85,673,452**	78,569,161
以攤銷成本計算之已發行之存款證	Certificates of deposit issued at amortised cost	**1,902,640**	4,616,090	**1,905,045**	4,587,346
指定以公平價值誌入損益賬內之已發行結構性存款證	Structured certificates of deposit issued designated at inception as fair value through profit or loss	**1,921,699**	-	**1,921,699**	-
借貸資本	Loan capital	**2,519,888**	2,526,485	**2,479,972**	2,559,456

43. 金融工具之公平價值 *(續)*

43. FAIR VALUES OF FINANCIAL INSTRUMENTS *(CONTINUED)*

		永亨銀行 The Bank			
		2005 賬面值 Carrying value	2004 賬面值 Carrying value	**2005** 公平價值 Fair value	2004 公平價值 Fair value
金融資產	**Financial assets**				
現金及短期資金	Cash and short-term funds	**18,744,775**	19,990,535	**18,744,775**	19,990,535
定期存放銀行同業及其他金融機構款項(一至十二個月內到期)	Placements with banks and other financial institutions maturing between one and twelve months	**2,629,507**	1,408,389	**2,629,507**	1,408,389
貿易票據已減除減值準備	Trade bills less impairment allowances	**412,544**	387,243	**412,544**	387,243
存款證	Certificates of deposit held	**-**	30,000	**-**	30,000
客戶之貸款已減除減值準備	Advances to customers less impairment allowances	**42,235,524**	39,006,464	**42,235,524**	39,006,464
銀行同業之貸款	Advances to banks	**79,191**	110,865	**79,191**	110,865
持有至到期日及可供銷售之金融資產	Held-to-maturity and available-for-sale financial assets	**15,249,952**	18,382,534	**15,175,619**	18,369,980
非持作買賣用途證券	Non-trading securities	**-**	1,407,308	**-**	1,407,308
附屬公司欠款	Amounts due from subsidiaries	**6,074,285**	4,985,038	**6,074,285**	4,985,038
金融負債	**Financial liabilities**				
銀行同業及其他金融機構之存款	Deposits and balances of banks and other financial institutions	**1,694,613**	1,205,409	**1,694,613**	1,205,409
客戶之存款	Deposits from customers	**67,902,897**	63,098,291	**67,902,897**	63,098,291
以攤銷成本計算之已發行之存款證	Certificates of deposit issued at amortised cost	**1,902,640**	4,621,145	**1,905,045**	4,592,340
指定以公平價值誌入損益賬內之已發行結構性存款證	Structured certificates of deposit issued designated at inception as fair value through profit or loss	**1,926,612**	-	**1,926,612**	-
附屬公司存款	Amounts due to subsidiaries	**14,201,751**	13,641,108	**14,201,751**	13,641,108

本集團採用下列方法和重要假設,以釐定金融工具的公平價值。

The following methods and significant assumptions have been applied in determining the fair values of financial instruments presented in above.

(a) 不設指定期限的活期存款和儲蓄賬戶的公平價值,乃假定為於資產負債表結算日可按要求而支付的金額。

(a) the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date.

43. 金融工具之公平價值 *(續)*

(b) 浮息金融工具的公平價值，乃假定為與其賬面值相若。如此等工具為貸款和非上市債務證券，由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，因此其公平價值不能反映其信貸素質的改變。

(c) 以攤銷成本入賬的定息貸款和按揭貸款的公平價值，乃在此等貸款按相若貸款所獲提供的目前市場利率批出時，以市場利率比較的方式估計。由於相關的信貸風險影響是在賬面值和公平價值中將減值準備金額減除後才分別予以確認，在決定公平價值總額時，貸款組合內各項貸款的信貸素質的改變均不會予以考慮。

(d) 非上市股票投資的公平價值是在可能情況下，將相若上市公司適用的價格/盈利比率調整，以反映發行商所處的特殊狀況。

(e) 遠期外匯合約和利率掉期的公平價值，是採用經紀報價或折讓將來現金流方法估計。經紀報價乃按定價模式或貼現現金流量法推試。將來現金流乃按管理層在考慮市場現況和另一方的目前信貸狀況後，就其在結算日可藉終止合約而收取或支付的最佳估計金額。本集團採用的貼現率是在結算日適用於相若工具的市場利率。期權合約的公平價值是採用柏力克－舒爾斯期權估值模式估計。本集團輸入的資料則是以結算日的相關市場資料為基礎。

43. FAIR VALUES OF FINANCIAL INSTRUMENTS *(CONTINUED)*

(b) the fair value of variable rate financial instruments is assumed to approximate their carrying amounts and, in the case of loans and unquoted debt securities, does not, therefore, reflect changes in their credit quality, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(c) the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of credit risk is recognised separately by deducting the amount of the impairment loss and allowances from both the carrying amount and fair value.

(d) the fair value of unquoted equity investments is estimated, if possible, using applicable price/earnings ratios for similar listed companies adjusted to reflect the specific circumstances of the issuers.

(e) the fair value of forward exchange contracts and interest rate swaps is estimated either using broker quotes or by discounting future cash flows. Broker quotes are back tested using pricing models or discounted cash flow techniques. Future cash flows are estimated based on management's best estimates of the amount it would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current credit worthiness of the counterparties. The discount rate used is a market rate for a similar instrument at the balance sheet date. The fair value of an option contract is determined by applying the Black-Scholes option valuation model. Inputs are based on market related data at the balance sheet date.

44. 已於截至二零零五年十二月三十一日止全年會計期間頒佈但尚未生效之經修訂、新增準則及詮釋可能產生之影響

在本財務報表刊發日期前，香港會計師公會頒佈多項經修訂、新增準則及詮釋，惟此等經修訂、新增準則及詮釋於截至二零零五年十二月三十一日止會計期間尚未生效，因此亦未於本財務報表內獲採納：

44. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31ST DECEMBER, 2005

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending 31st December, 2005 and which have not been adopted in these financial statements:

	於下列日期或以後開始之會計期間起生效 Effective for accounting periods beginning on or after
香港財務報告準則第6號：礦產資源開採及評估 HKFRS 6, Exploration for evaluation of mineral resources	二零零六年一月一日 1st January, 2006
香港財務報告準則詮釋第4號：釐定安排是否包括租賃 HK(IFRIC) 4, Determining whether an arrangement contains a lease	二零零六年一月一日 1st January, 2006
香港財務報告準則詮釋第5號：終止運作、復原及環境修復基金產生權益之權利 HK(IFRIC) 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	二零零六年一月一日 1st January, 2006
香港財務報告準則詮釋第6號：參與特定市場產生之負債－廢棄電力及電子設備 HK(IFRIC) 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	二零零五年十二月一日 1st December, 2005
香港財務報告準則詮釋第7號：根據國際會計準則第二十九號應用惡性通漲之重列法 HK(IFRIC) 7, Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies	二零零六年三月一日 1st March, 2006
香港會計準則第19號之修訂：僱員福利－精算損益、集團計劃及披露 Amendments to HKAS 19, Employee benefits – Actuarial Gains and Losses, Group Plans and Disclosures	二零零六年一月一日 1st January, 2006
香港會計準則第21號之修訂：外地業務之投資淨額 Amendments to HKAS 21, Net investment in a foreign operation	二零零六年一月一日 1st January, 2006
香港會計準則第39號之修訂：金融工具－確認及計量 Amendments to HKAS 39, Financial instruments: Recognition and measurement	
－預測集團內公司間交易之現金流量對沖會計處理 – Cash flow hedge accounting of forecast intragroup transactions	二零零六年一月一日 1st January, 2006
－選擇以公平價值入賬 – The fair value option	二零零六年一月一日 1st January, 2006
－財務擔保合約 – Financial guarantee contracts	二零零六年一月一日 1st January, 2006

44. 已於截至二零零五年十二月三十一日止全年會計期間頒佈但尚未生效之經修訂、新增準則及詮釋可能產生之影響(續)

44. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31ST DECEMBER, 2005 *(CONTINUED)*

	於下列日期或以後開始之會計期間起生效 Effective for accounting periods beginning on or after
因應二零零五年《香港公司(修訂)條例》生效所作修訂： Amendments, as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005, to:	
– 香港會計準則第1號：財務報表披露 – HKAS 1, Presentation of financial statements	二零零六年一月一日 1st January, 2006
– 香港會計準則第27號：綜合及獨立財務報表 – HKAS 27, Consolidated and separate financial statements	二零零六年一月一日 1st January, 2006
– 香港財務報告準則第3號：業務合併 – HKFRS 3, Business combinations	二零零六年一月一日 1st January, 2006
香港財務報告準則第7號：金融工具－披露 HKFRS 7, Financial instruments: disclosures	二零零七年一月一日 1st January, 2007
香港會計準則第1號之修訂：財務報披露：資本披露 Amendment to HKAS 1, Presentation of financial statements: capital disclosures	二零零七年一月一日 1st January, 2007

此外，繼二零零五年《香港公司(修訂)條例》於二零零五年十二月一日生效後，本集團將於二零零六年一月一日開始的財務報表內率先採納此項條例。

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1st December, 2005 and would be first applicable to the Group's financial statements for the period beginning 1st January, 2006.

44. 已於截至二零零五年十二月三十一日止全年會計期間頒佈但尚未生效之經修訂、新增準則及詮釋可能產生之影響 (續)

本集團正評估此等修訂、新標準和新詮釋在首個應用期產生的影響，至今所得結論如下：

- 香港財務報告準則第7號主要要求在質和量上就公平價值的資料和風險管理作出更詳盡的披露，故採納該準則只會影響財務資料披露的詳盡程度，而不會對本集團的財政產生影響或引致本集團需要更改會計政策。

- 因應二零零五年《香港公司(修訂)條例》生效，採納香港財務報告準則第6號及香港財務報告準則詮釋第5號以及在香港會計準則第1號和第27號及香港財務報告準則第3號中作出的修訂，並不適用於本集團任何業務，而本集團採納的其他修訂，亦不太可能對本集團的業績和財政狀況有重大影響。

44. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2005 *(CONTINUED)*

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that:

- HKFRS 7 requires more detailed qualitative and quantitative disclosures, primarily in respect of fair values and risk management. The adoption of this standard is therefore only expected to affect the level of detail of the disclosures, and is not expected to have any financial impact nor result in any changes to Group's accounting policies.

- The adoption of HKFRS 6 and HK(IFRIC) 5 and the amendments to HKAS 1, HKAS 27 and HKFRS 3 made as a result of the Hong Kong Companies (Amendment) Ordinance 2005 are not applicable to any of the Group's operations and that the adoption of the rest of them is unlikely to have a significant impact on the Group's results of operations and financial position.

45. 比較數字

若干比較數字因應會計政策變更予已調整，詳情載於附註4內。

45. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of changes in accounting policies. Further details of which are set out in note 4.

46. 賬項通過

本賬項已於二零零六年三月十六日經董事會通過及授權發佈。

46. APPROVAL OF ACCOUNTS

The accounts were approved and authorised for issue by the Board of Directors on 16th March, 2006.

未經審核補充財務資料

Unaudited Supplementary Financial Information

(以港幣千元位列示，內文另註除外。)

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

(a) 資本充足及流動資金比率
(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS

(i) 資本充足比率

(i) Capital adequacy ratio

		永亨銀行集團 The Group	
		2005	2004 (重報) (restated)
核心資本	Core capital		
繳足股款的普通股股本	Paid up ordinary share capital	**294,021**	293,911
股本溢價賬	Share Premium	**359,929**	347,034
儲備	Reserves	**5,838,021**	5,417,947
其他	Others	**623,129**	511,811
減：商譽	Less: Goodwill	**(847,422)**	(847,422)
		6,267,678	5,723,281
可計算的附加資本	Eligible supplementary capital		
物業重估儲備	Reserves on revaluation of properties	**190,993**	187,824
重估可供銷售金融資產之未實現溢利	Unrealised gains on revaluation of available-for-sale financial assets	**5,699**	–
重估非持作買賣用途證券之未實現溢利	Unrealised gains on revaluation of non-trading securities	**–**	14,246
減值貸款之整體減值準備	Collective impairment allowances for impaired loans and advances	**208,498**	–
一般呆賬準備金	General provisions for doubtful debts	**–**	496,214
監管儲備	Regulatory reserve	**336,176**	–
有期後償債項之可計算價值	Eligible value of term subordinated debt instruments	**2,519,888**	2,526,485
		3,261,254	3,224,769
扣減前的資本基礎總額	Total capital base before deductions	**9,528,932**	8,948,050
資本基礎總額的扣減項目	Deductions from total capital base	**(405,324)**	(405,324)
扣減後的資本基礎總額	Total capital base after deductions	**9,123,608**	8,542,726
於十二月三十一日未經調整及調整後之資本充足比率	Unadjusted and adjusted capital adequacy ratio at 31st December	**14.9%**	15.7%

未經調整之資本充足比率為本銀行及部份附屬公司根據香港銀行條例附表三及香港金融管理局(「金管局」)為監管而要求之綜合基準計算。調整後資本充足比率之計算，是根據香港金融管理局發出之監管政策手冊內有關「就市場風險維持充足資本」的要求，計入在結算日的市場風險。所根據的綜合基準與未經調整之資本充足比率相同。

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance. The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(a) 資本充足及流動資金比率（續）

(ii) 全年平均流動資金比率

(a) CAPITAL ADEQUACY AND LIQUIDITY RATIOS *(CONTINUED)*

(ii) Average liquidity ratio for the year

		永亨銀行集團 The Group	
		2005	2004
全年平均流動資金比率	Average liquidity ratio for the year	**50.8%**	49.1%

全年平均流動資金比率乃根據香港銀行條例附表四計算。此比率為與金管局協議包括所有海外分行、香港辦事處及附屬公司而計算。

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

(b) 客戶貸款及過期貸款－地理分類

(b) ADVANCES TO CUSTOMERS AND OVERDUE ADVANCES - BY GEOGRAPHICAL AREA

地理分類資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		永亨銀行集團 The Group **2005**	
		客戶貸款 Total advances to customers	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	**46,779,933**	**263,429**
澳門	Macau	**5,012,975**	**50,982**
中華人民共和國	People's Republic of China	**990,269**	**3,510**
其他	Others	**1,618,657**	**3,530**
		54,401,834	**321,451**

		永亨銀行集團 The Group 2004	
		客戶貸款 Total advances to customers	過期三個月以上之貸款 Overdue advances for over three months
香港	Hong Kong	43,343,176	562,931
澳門	Macau	4,227,186	87,516
中華人民共和國	People's Republic of China	715,318	7,807
其他	Others	903,446	-
		49,189,126	658,254

(c) 過期及重定還款期之資產

(i) 過期及重定還款期之貸款

(c) OVERDUE AND RESCHEDULED ASSETS

(i) Overdue and rescheduled advances

		永亨銀行集團 The Group			
		2005		2004	
		金額 Amount	佔貸款總額之百分比 % of total advances	金額 Amount	佔貸款總額之百分比 % of total advances
已過期之客戶貸款	Gross advances to customers which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	**84,313**	**0.15**	148,535	0.30
六個月以上至一年	1 year or less but over 6 months	**65,648**	**0.12**	65,410	0.13
一年以上	Over 1 year	**171,490**	**0.32**	444,309	0.90
		321,451	**0.59**	658,254	1.33
所持抵押品金額	Amount of collateral held	**329,492**		647,116	
有抵押貸款數額	Secured balance	**265,815**		563,124	
無抵押貸款數額	Unsecured balance	**55,636**		95,130	
個別減值準備	Individual impairment allowances	**51,608**		–	
特殊準備	Specific provisions	**-**		89,644	
重定還款期之客戶貸款	Rescheduled advances	**145,084**	**0.27**	186,192	0.38

於二零零四年十二月三十一日及二零零五年十二月三十一日，本集團貸予銀行同業及其他金融機構之款項中並無過期三個月以上及重定還款期之貸款。

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2005 and 31st December, 2004.

(c) 過期及重定還款期之資產(續)

(ii) 其他過期資產

(c) OVERDUE AND RESCHEDULED ASSETS *(CONTINUED)*

(ii) Other overdue assets

		永亨銀行集團 The Group			
		2005		2004	
		債務證券 Debt securities	貿易票據 Trade bills	債務證券 Debt securities	貿易票據 Trade bills
已過期之其他資產	Other assets which have been overdue for				
三個月以上至六個月	6 months or less but over 3 months	**-**	**3,529**	-	-
六個月以上至一年	1 year or less but over 6 months	**-**	**-**	-	108
一年以上	Over 1 year	**-**	**547**	-	1,714
		-	**4,076**	-	1,822

(d) 收回資產

(d) REPOSSESSED ASSETS

		永亨銀行集團 The Group	
		2005	2004
客戶貸款內包括之收回資產	Repossessed assets included in advances to customers	**86,314**	193,822

(e) 跨境債權

跨境債權資料乃按交易對手的所在地，並已顧及轉移風險因素。一般而言，在下述情況下才轉移風險：有關貸款的債權獲得並非交易對手所在地的國家的一方擔保，或該債權的履行對象是某銀行的海外分行，而該銀行的總辦事處並非設於交易對手的所在地。

(e) CROSS-BORDER CLAIMS

The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

		永亨銀行集團 The Group **2005**			
		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	**1,069,529**	**-**	**5,051,067**	**6,120,596**
中華人民共和國	People's Republic of China	**1,655,235**	**136,698**	**504,354**	**2,296,287**
其他亞太區	Other Asia Pacific	**5,770,376**	**-**	**1,067,643**	**6,838,019**
美國	United States	**957,664**	**300,635**	**2,098,564**	**3,356,863**
其他南美及北美國家	Other North and South American countries	**1,222,935**	**-**	**400,289**	**1,623,224**
中東及非洲	Middle East and Africa	**3,721**	**-**	**3,216**	**6,937**
德國	Germany	**8,064,807**	**-**	**13,280**	**8,078,087**
英國	United Kingdom	**4,865,660**	**-**	**204,425**	**5,070,085**
其他歐洲國家	Other European countries	**13,101,460**	**-**	**957,342**	**14,058,802**
		36,711,387	**437,333**	**10,300,180**	**47,448,900**

		永亨銀行集團 The Group 2004			
		銀行同業及其他金融機構 Banks and other financial institutions	公營機構 Public sector entities	其他 Others	合計 Total
澳門	Macau	355,234	-	4,241,239	4,596,473
中華人民共和國	People's Republic of China	1,424,858	15,795	564,279	2,004,932
其他亞太區	Other Asia Pacific	7,161,851	-	1,052,747	8,214,598
美國	United States	1,124,311	303,703	2,200,764	3,628,778
其他南美及北美國家	Other North and South American countries	1,070,887	-	493,806	1,564,693
中東及非洲	Middle East and Africa	761	-	1,821	2,582
德國	Germany	7,751,606	-	3,977	7,755,583
英國	United Kingdom	4,997,717	-	170,806	5,168,523
其他歐洲國家	Other European countries	10,100,714	-	638,539	10,739,253
		33,987,939	319,498	9,367,978	43,675,415

(f) **資本管理**

本集團的政策是要維持雄厚的資本，來支持集團的業務發展，並能達到法定的資本充足比率要求。在附註(a)中已披露，本集團在二零零五年十二月三十一日調整後資本充足比率為14.9%，遠超法定的8%最低要求。

本銀行按各業務部門所承受的風險來分配資本。附屬公司若受其他監管機構直接監管，便必須遵守這些監管機構的規定維持充足的資本。某些附屬公司亦要符合金管局因應監管所需而制定的資本要求。

(g) **企業管治**

本銀行致力實施良好企業管治，並由董事會轄下之委員會包括行政委員會、授信委員會、管理委員會、資產負債管理委員會、審核委員會、董事提名委員會及薪酬委員會。其構成及職能詳情載於「企業管理報告書」內。

(h) **比較數字**

編製此未經審核補充財務資料時，若干比較數字因應香港財務報告準則第二號而予以重報。

(f) **CAPITAL MANAGEMENT**

The Group's policy is to maintain a strong capital base to support the development of the Group's business and to meet the statutory capital adequacy ratio. As disclosed in note (a) above, the Group's adjusted capital adequacy ratio of 14.9% as at 31st December, 2005 is well above the statutory minimum ratio of 8%.

Capital is allocated to the various activities of the Bank depending on the risk taken by each business division. Where the subsidiaries are directly regulated by other regulators, they are required to maintain minimum capital according to these regulators' rules. Certain financial subsidiaries, as specified by the HKMA, are subject to the HKMA's capital requirements for its regulatory supervision purposes.

(g) **CORPORATE GOVERNANCE**

The Bank is committed to high standards of corporate governance and has established a number of committees under the Board of Directors including the Executive Committee, Credit Committee, Management Committee, Asset and Liability Management Committee, Audit Committee, Director Nomination Committee and Remuneration Committee. The compositions and functions are explained in the "Corporate Governance Report".

(h) **COMPARATIVE FIGURES**

In preparing this unaudited supplementary financial information, certain comparative figures have been restated in accordance with the HKFRS 2.

主要附屬公司

Major Subsidiaries

澳門永亨銀行
總行 澳門新馬路241號

永亨信用財務有限公司
總行 皇后大道中183號中遠大廈17樓

永亨財務有限公司
總行 灣仔告士打道60號9樓

永亨證券有限公司
總行 中環永和街23-29號
俊和商業中心1樓

Banco Weng Hang, S. A.
Head Office 241 Avenida de Almeida Ribeiro, Macau

Wing Hang Credit Limited
Head Office 17/F., Cosco Tower, 183 Queen's Road Central

Wing Hang Finance Company Limited
Head Office 9/F., 60 Gloucester Road, Wanchai

Wing Hang Shares Brokerage Company Limited
Head Office 1/F., Chun Wo Commercial Centre
23-29 Wing Wo Street, Central

主要分行

Major Branches

香港
總行 皇后大道中161號
銅鑼灣 波斯富街82號
中區 雪廠街10號新顯利大廈
莊士敦道 莊士敦道131-133號
筲箕灣 寶文街1號峻峰花園

九龍
九龍 彌敦道298號
旺角道 旺角道16號
深水埗 長沙灣道57號
油麻地 彌敦道507號

新界
大埔 大榮里12至26號F舖
荃灣 眾安街35號

中國
上海 浦東新區銀城中路200號
中銀大廈2405-2408室

深圳 深圳市深南東路5002號
信興廣場地王商業中心
5樓・M層及G層

支行 深圳市福田區福民路12號
知本大廈1樓B08

代表處
北京 北京市東城區
東直門外大街48號
東方銀座寫字樓15A室

廣州 廣州市環市東路362號
好世界廣場2710室

HONG KONG
Head Office 161 Queen's Road Central
Causeway Bay 82 Percival Street
Central New Henry House, 10 Ice House Street
Johnston Road 131-133 Johnston Road
Shaukeiwan Perfect Mount Gardens, 1 Po Man Street

KOWLOON
Kowloon 298 Nathan Road
Mongkok Road 16 Mong Kok Road
Shamshuipo 57 Cheung Sha Wan Road
Yaumati 507 Nathan Road

NEW TERRITORIES
Tai Po Shop F, 12-26 Tai Wing Lane
Tsuen Wan 35 Chung On Street

CHINA
Shanghai Room 2405-2408, 200 Yincheng Road Central
Pudong New Area, Shanghai

Shenzhen 5/F, M/F & G/F, Shun Hing Square
Di Wang Commercial Centre
5002 Shennan Dong Road, Shenzhen

Sub-branch B08, 1/F., Zhiben Building, No. 12 Fumin Road
Futian District, Shenzhen

Representative Office
Beijing Room 15A, Office Tower, Oriental Kenzo
No. 48 Dongzhimen Wai Street
Dongcheng District, Beijing

Guangzhou Room 2710 Peace World Plaza,
362 Huan Shi Road East, Guangzhou

敬啟者本銀行訂於二零零六年四月二十七日(星期四)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳舉行股東週年大會，討論下列事項：

1. 省覽二零零五年度本銀行總結與董事會及核數師報告書；

2. 宣佈派發末期股息；

3. (a) 重選劉漢銓先生為董事；

   (b) 重選王家華先生為董事；

   (c) 重選馮鈺聲先生為董事；

4. 授權董事會釐定董事袍金；

5. 重新委聘核數師及授權董事會釐定其酬金；

作為特別事項，考慮及如認為適當通過下列議案為普通決議案：

6. (a) 繼續無條件授權董事會在有關期間內配發、發行及處理本銀行之額外股份，其總額以不超逾本決議案通過之日本銀行已發行股本百分之二十為限。根據認股權計劃及僱員獎勵計劃而配發予本銀行及其附屬公司僱員之認股權或其股份則不在此限；及

   (b) 就本決議案而言：

   「有關期間」指本決議案通過之日至下列三者之較早日期止之期間：

   (i) 本銀行下屆股東週年大會結束之日；

   (ii) 法例規定本銀行須舉行下屆股東週年大會之期限屆滿之日；及

   (iii) 本銀行在股東大會通過普通決議案撤銷或修訂本決議案所述授權之日。

7. (a) 在下文(b)項之限制下，全面及無條件批准本銀行董事會於有關期間內(即本會議通告第6(b)項所載)行使本銀行一切權力，購回本銀行股本中之已發行股份；及

(b) 根據上文(a)項之批准，可於香港聯合交易所有限公司，根據香港股份購回守則所購回之股份，總面值不得超逾本決議案通過之日本銀行已發行股本總面值百分之十，而上述批准因而須受此限制。

8. 根據本會議通告第六項所載決議案而授予董事會配發股份之一般性授權予以擴大，即在董事會根據該項一般性權力而可予配發或同意配發之股本總面值中加入相等於本銀行根據本會議通告第七項所載決議案所獲授之權力而購回之股本總面值之數額。

本銀行將於二零零六年四月二十四日(星期一)至二零零六年四月二十七日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續。

建議派發每股港幣一元六角之末期股息，如獲通過，將於二零零六年五月十五日(星期一)派發予於二零零六年四月二十七日在股東名冊上已登記之股東。

承董事會命
董事兼秘書
何志偉 謹啟

香港 二零零六年三月十六日

附註：

1. 如欲獲得建議派發之股息，一切過戶文件連同有關股票及過戶表格須於二零零六年四月二十一日(星期五)下午四時前送達本銀行股份過戶登記處，香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司收。

2. 有權出席及投票之股東，均有權委任一位或多位代表出席，並於以按股數表決時代表投票，受委任代表毋須為本銀行股東。代表委任表格最遲於開會時間四十八小時前送達本銀行股份過戶登記處收。

3. 按照良好企業管治常規，主席擬提出所有於本大會通告中列明之決議案均以投票方式進行表決。

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 27th April, 2006 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2005;

2. To declare a final dividend;

3. (a) To re-elect Mr Ambrose H C Lau as Director;

   (b) To re-elect Mr Frank J Wang as Director;

   (c) To re-elect Mr Michael Y S Fung as Director;

4. To authorise the Board of Directors to fix directors' fees;

5. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:

6. "THAT,

   (a) a general mandate be given to the Directors unconditionally during the Relevant Period to allot, issue and deal with additional shares in the capital of the Bank or grant any offers, agreements or options which might require securities to be issued, allotted or disposed of subject to the restriction that the aggregate nominal amount of share capital allotted, other than for allotment under any share option schemes or employee incentive plan for the time being adopted for the grant or issue to the employees of the Bank and its subsidiaries of shares of the Bank, shall not exceed 20% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution; and

   (b) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Bank;

   (ii) the expiration of the period within which the next Annual General Meeting of the Bank is required by law to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. "THAT,

   (a) subject to paragraph (b) below, the exercise by the Directors of the Bank during the Relevant Period (as defined in Resolution No. 6(b) in the notice of this meeting) of all the powers of the Bank to purchase shares in the capital of the Bank be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares of the Bank which may be purchased by the Bank on The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Bank in issue at the date of this Resolution, and the said approval shall be limited accordingly."

8. "THAT, the general mandate granted to the Directors to allot shares pursuant to the Resolution No. 6 of the notice of this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Bank repurchased by the Bank under the authority granted pursuant to the Resolution No. 7 of the notice of this meeting."

The Register of Members will be closed from Monday, 24th April, 2006 to Thursday, 27th April, 2006, both days inclusive, during which period no share transfers will be registered.

The proposed final dividend of HK$1.60 per share, if approved, will be paid on Monday, 15th May, 2006 to shareholders whose names are on the Register of Members on 27th April, 2006.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 16th March, 2006

Notes:
1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 21st April, 2006.

2. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.

3. As a good governance practice, the Chairman intends to demand a poll on each of the resolutions set out in this Notice of Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Wing Hang Bank, Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 302)


RECEIVED
2006 JUL 14 P 2:49
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RE-ELECTION OF DIRECTORS AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

The notice of Annual General Meeting of Wing Hang Bank, Limited to be held at the Bank's Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 27th April, 2006 at 3:30 p.m. ("Annual General Meeting") is set out in the Bank's 2005 Annual Report.

Whether or not you are able to attend the Annual General Meeting please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the Annual General Meeting. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting should you so wish.

4th April, 2006



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 302)

Registered Office:
161 Queen's Road Central
Hong Kong

Directors:
Dr Patrick Y B Fung *(Chairman and Chief Executive)*
Dr Cheng Hon Kwan, GBS, JP *
Mr Ambrose H C Lau, GBS, JP *
Dr Simon K Y Lee, JP *
Mr Tung Chee Chen *
Mr Aloysius H Y Tse *
Mr Alan R Griffith #
Mr Kenneth A Lopian #
Mr Andrew M Gordon #
Mr Frank J Wang *(Deputy Chief Executive)*
Mr Michael Y S Fung *(Executive Director)*
Mr Louis C W Ho *(Executive Director)*

* Independent non-executive directors
\# Non-executive directors

4th April, 2006

To the shareholders

Dear Sir or Madam,

RE-ELECTION OF DIRECTORS AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES OF THE BANK

INTRODUCTION

The purpose of this circular is to seek your approval of proposals:- (i) to re-elect Directors and (ii) to grant general mandates to the directors of Wing Hang Bank, Limited ("the Directors") to issue shares and to repurchase shares of Wing Hang Bank, Limited ("the Bank") and to provide you with information in connection with such proposals. Your approval will be sought at the forthcoming Annual General Meeting.

RE-ELECTION OF DIRECTORS

The Directors retiring by rotation in accordance with the Bank's Articles of Association are Messrs Lau Hon Chuen, Ambrose, Alan R Griffith, Frank John Wang and Fung Yuk Sing, Michael. Messrs Lau Hon Chuen, Ambrose, Frank John Wang and Fung Yuk Sing, Michael, being eligible, offer themselves for re-election. Upon retirement from The Bank of New York, Mr Alan R Griffith has given notice to retire from the Board at the conclusion of the Annual General Meeting to be held on 27th April, 2006. Details of the Directors who are proposed to be re-elected at the forthcoming Annual General Meeting are set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES AND TO REPURCHASE SHARES

At the annual general meeting of shareholders of the Bank held on 21st April, 2005 approval was given by shareholders for the granting of, inter alia, a general mandate to the Directors to repurchase shares of the Bank on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") up to 10% of the issued share capital of the Bank at the date of passing the relevant resolution and to add the number of shares repurchased to the general mandate granted to the Directors to issue additional shares up to 20% of the aggregate nominal amount of the issued share capital of the Bank at the date of passing the relevant resolution.

In accordance with the terms of the approval, these general mandates will shortly expire on 27th April, 2006 upon the conclusion of the forthcoming Annual General Meeting of the Bank to be held on that day. To keep in line with current corporate practice, resolutions will be proposed to renew these mandates and the explanatory statement required by the Listing Rules (the "Explanatory Statement") to be sent to shareholders in connection with the proposed share repurchase mandate are set out in the Appendix II to this circular.

At the forthcoming Annual General Meeting, ordinary resolutions, among others, will be proposed to:–

(i) grant the Directors a general mandate to repurchase on the Stock Exchange shares representing up to 10% of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution;

(ii) grant the Directors a general mandate to allot, issue and deal with additional shares with an aggregate nominal value not exceeding 20% of the aggregate nominal amount of the issued share capital of the Bank as at the date of the resolution until the next Annual General Meeting or such earlier period as stated in the ordinary resolution; and

(iii) extend the general mandate which will be granted to the Directors to allot, issue and deal with additional shares by adding to it the number of shares repurchased after the granting of the general mandate to repurchase shares.

RIGHT TO DEMAND A POLL

Pursuant to Article 69 of the Bank's Article of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:–

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote at the meeting; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

As a good governance practice, the chairman intends to demand a poll on each of the resolutions set out in the Notice of Annual General Meeting.

RECOMMENDATION

Your Directors consider that these general mandates are in the interests of the Bank and its shareholders and accordingly recommend that all shareholders vote in favour of the resolutions at the forthcoming Annual General Meeting of the Bank.

Yours faithfully,
Patrick Y B Fung
Chairman and Chief Executive

Mr Lau Hon Chuen, Ambrose, GBS, JP
Independent Non-Executive Director and a member of Director Nomination Committee

Aged 58. Obtained LL.B degree from the University of London and is a Solicitor of the High Court of the HKSAR, a China-Appointed Attesting Officer and a Notary Public. The Senior Partner of Messrs Chu and Lau, Solicitors and Notaries. Awarded "Gold Bauhinia Star" by the HKSAR Government in 2001. A Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference and a member of the Board of the Hong Kong Mortgage Corporation Limited. Mr Lau is an Independent Non-executive Director of Beijing Enterprises Holdings Limited, Glorious Sun Enterprises Limited, Guangzhou Investment Company Limited, GZI Transport Limited, Qin Jia Yuan Media Services Company Limited and The Hong Kong Parkview Group Limited. Joined the Board of the Bank in 1996.

Mr Lau does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Bank. As at the Latest Practicable Date, Mr Lau is interested in 71,500 shares within the meaning of Part XV of the Securities and Future Ordinance ("SFO").

There is no service contract between Mr Lau and the Bank. Mr Lau receives a director's fee of HK$100,000 per annum.

Save as disclosed herein, there are no other matters that need to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules or to be brought to the attention of the shareholders of the Bank.

Mr Frank John Wang
Executive Director and Deputy Chief Executive

Aged 54. Obtained MBA degree from Cornell University in 1979. Joined the Bank and appointed a Director and Deputy Chief Executive in June 1999. Concurrently a Managing Director of The Bank of New York, a substantial shareholder of the Bank. Has extensive credit control experience. A member of the Executive Committee, Credit Committee and Management Committee of the Bank. A member of Deposit Taking Company Advisory Committee. Mr Wang does not hold directorship in other listed companies at the present time or in the past three years.

Save as disclosed, Mr Wang is not connected with any other directors, senior management or substantial or controlling shareholders of the Bank. As at the Latest Practicable Date, Mr Wang is interested in shares of the Bank within the meaning of Part XV of the SFO but currently not holding any shares. Share options were granted to him to subscribe for 180,000 Shares pursuant to Share Option Scheme and awards to subscribe for 395,000 Shares pursuant to Employee Incentive Plan.

There is no service contract between Mr Wang and the Bank. Mr Wang receives a director's fee of HK$100,000 per annum.

Save as disclosed herein, there are no other matters that need to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules or to be brought to the attention of the shareholders of the Bank.

Mr Fung Yuk Sing, Michael

Executive Director and Senior General Manager

Aged 56. Obtained BA degree from Carlton University in Ottawa, Canada. Joined the Bank in 1978 and appointed a Director in 1992. A member of the Executive Committee, Credit Committee and Management Committee of the Bank and a Director of numerous subsidiaries within the Group. Mr Fung does not hold directorship in other listed companies at the present time or in the past three years. Mr Fung is a council member of The Hong Kong Liver Foundation. He is the brother of Dr Patrick Y B Fung, Chairman and Chief Executive of the Bank, the brother-in-law of Mr Louis C W Ho, Director and Secretary of the Bank.

Pursuant to a shareholders' agreement dated 22nd August, 1996, BNY International Financing Corporation, Dr Patrick Y B Fung, Mr Michael Y S Fung, Po Ding Company Limited, YKF Holding Corporation and Majestic Investment Company Limited agree to retain joint control over an aggregate of 37.5% of the share capital of the Bank. According to Part XV of the SFO, the parties are, therefore, each deemed to be interested in 110,265,188 shares of the Bank.

Save as disclosed, Mr Fung is not connected with any other directors, senior management or substantial or controlling shareholders of the Bank.

As at the Latest Practicable Date, Mr Fung and his family are interested in 3,060,000 shares within the meaning of Part XV of the SFO. Share options were granted to him to subscribe for 180,000 Shares pursuant to Share Option Scheme and awards to subscribe for 325,000 Shares pursuant to Employee Incentive Plan. In addition, 58,893,600 shares held through corporations in which Dr Patrick Y B Fung, Mr Michael Y S Fung and Mr Louis C W Ho's spouse together with the other parties are eligible beneficiaries.

There is no service contract between Mr Fung and the Bank. Mr Fung receives a director 's fee of HK$100,000 per annum.

Save as disclosed herein, there are no other matters that need to be disclosed pursuant to Rule 13.51(2) sub-paragraphs (h) to (v) of the Listing Rules or to be brought to the attention of the shareholders of the Bank.

The following is the Explanatory Statement required to be sent to shareholders pursuant to the Listing Rules in connection with the proposed general mandate for repurchase of shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance:–

(i) At the forthcoming Annual General Meeting a resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Bank to repurchase on the Stock Exchange fully paid-up ordinary shares of HK$1.00 each in the capital of the Bank representing up to a maximum of 10% of the share capital of the Bank in issue on the date the resolution is passed ("the Repurchase Mandate"). Based on the 294,040,500 shares of HK$1.00 each in the Bank ("Shares") in issue as at 30th March, 2006 (the latest practicable date prior to the printing of this circular), the Bank will therefore be allowed under the mandate to repurchase a maximum of 29,404,050 Shares.

(ii) Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate will be beneficial to the Bank and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in the future when depressed market conditions arise and Shares are trading at a discount to their underlying value, the ability of the Bank to repurchase Shares will be beneficial to those shareholders who retain their investment in the Bank since their percentage interests in the assets of the Bank will increase in proportion to the number of Shares repurchased by the Bank. Furthermore, the Directors' exercise of the mandate granted under the Repurchase Mandate may lead to an increased volume of trading in Shares on the Stock Exchange.

(iii) The Directors propose that repurchases of Shares under the Repurchase Mandate will be financed from the available cash flow or working capital facilities of the Bank and its subsidiaries. In repurchasing Shares, the Bank may only apply funds legally available for such purpose in accordance with the Memorandum and Articles of Association of the Bank and the laws of Hong Kong.

(iv) There may be material adverse impact on the working capital or gearing position of the Bank (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2005) in the event that the proposed share repurchases are to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as will, in the circumstances, have a material adverse effect on the working capital requirements of the Bank or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Bank.

(v) There are no Directors or (to the best of the knowledge of the Directors, having made all reasonable enquiries) any associates (as defined in the Listing Rules) of the Directors of the Bank who have a present intention, in the event that the Repurchase Mandate is granted by shareholders, to sell Shares to the Bank.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Bank to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Bank increase, such increase will be treated as an acquisition for purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Bank and become obliged to make a mandatory offer in accordance with Rule 26 and 32 of the Takeovers Code. However having regard to the shareholdings, as disclosed under "Substantial Shareholders' Interests" under page 39 of the 2004 Annual Report, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

(viii) No purchases have been made by the Bank of its Shares in the six months prior to the date of this circular.

(ix) No connected persons of the Bank (as defined in the Listing Rules) have notified it of a present intention to sell Shares of the Bank to the Bank and no such persons have undertaken not to sell any such Shares to the Bank in the event that the Repurchase Mandate is granted by shareholders.

(x) The highest and lowest prices at which Shares had traded on the Stock Exchange in each of the previous twelve months were as follows:–

		Highest	**Lowest**
		HK$	*HK$*
2005:	April	50.25	47.40
	May	56.00	49.20
	June	55.50	50.50
	July	55.95	50.70
	August	59.20	55.30
	September	58.00	55.20
	October	57.15	52.30
	November	55.75	52.95
	December	55.95	52.40
2006:	January	57.80	54.15
	February	64.20	55.30
	March (up to the Latest Practicable Date)	69.00	60.15



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 302)

FORM OF PROXY

I/We[1] ____

of ____ being

the registered holder(s) of ____________________[2] shares of HK$1.00 each in Wing Hang Bank, Limited hereby appoint the Chairman of the Meeting[3] ______________________________,

of____

as my/our proxy to attend and vote[4] for me/us and on my/our behalf at the Annual General Meeting of the Bank and at any adjournment thereof to be held at the Bank Reception Hall, 18th Floor, Wing Hank Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 27th April, 2006 at 3:30 p.m. and to vote for me/us as indicated below:-

	RESOLUTIONS	FOR	AGAINST
1.	To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2005.		
2.	To declare a final dividend.		
3.	a. To re-elect Mr Ambrose H C Lau as Director.		
	b. To re-elect Mr Frank J Wang as Director.		
	c. To re-elect Mr Michael Y S Fung as Director.		
4.	To authorise the Directors to fix directors' fee.		
5.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.		
6.	To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank.		
7.	To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank.		
8.	To extend the general mandate granted to the Directors to allot shares pursuant to item 6.		

Dated this ________________ day of ____________________ 2006

Signature of shareholder(s): ______________________________

Full Name: ____

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form will be deemed to relate to all the shares in the Bank registered in your name(s).
3. If you wish to appoint a proxy other than the Chairman of the Meeting, please strike out "the Chairman of the Meeting" and insert the name and address of the person you wish to appoint in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT**: Please indicate with an "✓" in the appropriate space beside each of the resolutions how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote for or against the resolution or will abstain at his discretion.
5. In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of other joint holder(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.
6. This form of proxy must be signed by you or your attorney duly authorised in writing. In the case of a corporation, this form must be executed under seal or under the hand of an officer or attorney duly authorised.
7. To be valid, this form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 48 hours before the time for holding the meeting or adjourned meeting.
8. A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a shareholder of the Bank.



永亨銀行有限公司

(於香港註冊成立之有限公司)

(股票代號：302)

代表委任書

本人／吾等[1] ____________________

地址 ____________________

乃 ____________[2] 股每股面值港幣1元之永亨銀行有限公司股份之註冊股東，茲委任大會主席[3] ____________，地址 ____________

代表本人／吾等出席在二零零六年四月二十七日(星期四)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳召開之股東週年大會及其一切續會，並按以下指示就下列各項投票[4]：

	議案	贊成	反對
1.	接納二零零五年度本銀行總結與董事會及核數師報告書。		
2.	宣佈派發末期股息。		
3.	a. 重選劉漢銓先生為董事。		
	b. 重選王家華先生為董事。		
	c. 重選馮鈺聲先生為董事。		
4.	授權董事會釐定董事袍金。		
5.	復聘畢馬威會計師事務所為本銀行核數師並授權董事會釐定其酬金。		
6.	無條件授權董事會配發、發行及處理不超過本銀行已發行股本百分之二十之額外股份。		
7.	全面授權董事會購回不超過本銀行已發行股本百分之十之股份。		
8.	擴大授予董事會根據第六項決議案發行新股之權力。		

二零零六年 ____________ 月 ____________ 日

股東簽署：____________________

股東姓名：____________________

附註：

1. 請用正楷填寫姓名及地址。
2. 請填寫以　閣下名義註冊之股份數目，凡未填寫清楚之委任書將被認為是代表所有以　閣下名義註冊之本銀行股份。
3. 閣下如欲委任代表出席上述會議，請劃去「大會主席」一欄，並在適當空格內，填寫委任代表之姓名及地址。此委任書若有任何改動，必須由簽名者加簡簽。
4. **重要事項**：請在每項決議案右邊適當空格按　閣下之投票意願填上「✓」號，倘無註明投票意願，則代表人可自行決定如何投票或放棄投票。
5. 若為聯名股東，本銀行只接受由排名最先之註冊股東親自或委任代表所投之一票為有效，因此，以股東名冊上排名次序較先之聯名股東享有優先投票權。
6. 此代表委任書必須由　閣下或以書面授權之代表簽署。若註冊股東為一家公司，必須蓋上公司印章或由正式書面授權之職員或授權人簽署。
7. 本代表委任書必須填妥簽署，並連同授權書或其他授權文件或由公證人簽署證明之授權文件副本，於股東週年大會或其續會召開四十八小時前送達本銀行證券登記處香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室香港中央證券登記有限公司，方為有效。
8. 有資格出席會議及投票之股東可委任代表代其出席及投票。代表人不必為本銀行股東。

此乃要件　請即處理

閣下如對本通函任何方面或對　閣下應採取的行動**有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有永亨銀行有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



永亨銀行有限公司

(於香港註冊成立之有限公司)

(股票代號：302)

重選董事
及
本銀行發行股份及購回股份之
一般性授權

永亨銀行有限公司謹訂於二零零六年四月二十七日(星期四)下午三時三十分假座香港皇后大道中一六一號永亨銀行大廈十八樓貴賓廳召開股東週年大會(「股東週年大會」)。股東週年大會通告載於二零零五年年報內。

無論　閣下能否出席股東週年大會，務請盡快將隨附的代表委任書按其上印列之指示填妥，而無論如何須於股東週年大會指定舉行時間四十八小時前交回本銀行之股份登記處，香港中央證券登記有限公司，地址為香港灣仔皇后大道東一八三號合和中心十七樓一七一二至一七一六室。填妥並遞交代表委任書後，股東仍可親身出席股東週年大會，並於會上投票。

二零零六年四月四日



永亨銀行有限公司

（於香港註冊成立之有限公司）
（股票代號：302）

註冊辦事處：
香港皇后大道中一六一號

董事：
馮鈺斌博士（董事長兼行政總裁）
鄭漢鈞博士*GBS, JP* *
劉漢銓太平紳士*GBS* *
李國賢博士*JP* *
董建成先生 *
謝孝衍先生 *
Alan R Griffith先生#
Kenneth A Lopian先生#
古岸濤先生#
王家華先生（副行政總裁）
馮鈺聲先生（執行董事）
何志偉先生（執行董事）

* 獨立非執行董事
\# 非執行董事

敬啟者：

重選董事
及
本銀行發行股份及購回股份之
一般性授權

緒言

本文件旨在徵求　閣下批准有關(i)重選董事及(ii)授予永亨銀行有限公司（「本銀行」）董事會（「董事會」）發行股份及購回股份之一般權力之建議及向　閣下提供有關此等建議之資料。本銀行將於股東週年大會上提請批准此等建議。

重選董事

董事劉漢銓先生、Alan R Griffith先生、王家華先生及馮鈺聲先生依照註冊章程均應告退。劉漢銓先生、王家華先生及馮鈺聲先生均可再選復任。Alan R Griffith先生於美國紐約銀行退休後，提呈於二零零六年四月二十七日股東週年大會舉行後告退，故不會再選復任。建議於股東週年大會上重選之董事資料載於本通函附錄一。

發行股份及購回股份之一般性授權

於二零零五年四月二十一日舉行之本銀行股東週年大會上，股東已批准授予董事會一般權力，可在香港聯合交易所有限公司(「聯交所」)購回最多不超過於有關決議案通過之日本銀行已發行股本百分之十之股份，以及在發行最多不超過於有關決議案通過之日本銀行已發行股本總面值百分之二十之額外股份以外，加上購回股份之股份數目。

根據該項批准之條款，此等一般性授權即將於二零零六年四月二十七日本銀行股東週年大會結束時屆滿。為求與現行公司慣例一致，本銀行將提呈議案重新作此等授權，而按照上市規則規定須就建議之購回股份決議案寄發予股東之説明函件(「説明函件」)載於本通函之附錄二。

下列之普通決議案即將於股東週年大會上與其他議案一併提呈：

(i) 授予董事會一般權力在聯交所購回不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本總面值百分之十之股份；

(ii) 授予董事會一般權力配發、發行及處理不超過於本決議案通過之日至下屆股東週年大會或普通決議案所述之任何較早期間，本銀行已發行股本總面值百分之二十之額外股份；及

(iii) 擴大授予董事會配發、發行及處理額外股份之一般權力，即加入獲授權購回股份而購回之股份數目。

要求以投票方式表決之權利

根據本銀行組織章程細則第69條，於任何股東大會上提呈之決議案須以舉手表決方式進行，除非(於宣佈舉手投票結果時或之前或任何其他以投票方式表決之要求被撤回時)有人正式要求以投票方式表決。在公司條例之規限下，下列人士可要求以投票方式表決：—

(a) 大會主席；或

(b) 最少三名親身或委託代表出席而有權在大會中投票之股東；或

(c) 任何一名或多名親身或委託代表出席之股東，其所代表之投票權合共不少於有權在大會中出席及投票之所有股東之投票權總數之十分之一者；或

(d) 任何一名或多名親身或委託代表出席之股東，其持有賦予其可出席大會及在會上投票之權利之股份且已就該等股份繳清之股款合共不少於賦予該等權利之全部股份之已繳清股款總額之十分之一者。

按照良好企業管治常規，主席擬提出所有於股東週年大會通告中列明之決議案均以投票方式進行表決。

推薦意見

董事會認為此等一般性授權符合本銀行及其股東之最佳利益，因此推薦各股東於股東週年大會上投票贊成有關之決議案。

此致

列位股東 台照

董事長兼行政總裁
馮鈺斌 謹啟

二零零六年四月四日

劉漢銓太平紳士GBS

獨立非執行董事及董事提名委員會成員

58歲。擁有倫敦大學法律學士學位，為香港特別行政區高等法院律師、中國司法部委托公證人、國際公證人。劉漢銓律師行高級合夥人。二零零一年獲香港特別行政區政府頒授金紫荊星章勳銜。亦為中國人民政治協商會議全國委員會常務委員、香港按揭證券有限公司董事。北京控股有限公司、旭日企業有限公司、越秀投資有限公司、越秀交通有限公司、勤+緣媒體服務有限公司及僑福建設企業機構之獨立非執行董事。一九九六年加入本銀行董事會。

劉先生與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，劉先生持有71,500股股份。

劉先生與本銀行並無訂立任何服務合約。劉先生收取董事袍金每年港幣十萬元。

除於此披露外，概無其他根據上市規則第13.51(2)條(h)至(v)小段的規定而須予披露之資料或須知會本銀行股東之事宜。

王家華先生

執行董事及副行政總裁

54歲。一九七九年獲康乃爾大學工商管理碩士學位。於一九九九年六月加入本銀行並獲委任為董事及副行政總裁。同時為本銀行主要股東美國紐約銀行之總經理，擁有豐富之授信監管經驗。本銀行行政委員會、授信委員會及管理委員會成員。接受存款公司諮詢委員會委員。王先生現時及在過去三年並無擔任其他上市公司之董事職位。

除所披露者外，王先生與本銀行之其他董事、高層管理人員、主要股東或控股股東概無任何關係，在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，王先生擁有本銀行之股份權益，但實際並未持有股份。根據認股權計劃，王先生獲授予認股權以認購180,000股股份；根據僱員獎勵計劃，獲授予獎賞以認購395,000股股份。

王先生與本銀行共無訂立任何服務合約。王先生收取董事袍金每年港幣十萬元。

除於此披露外，概無其他根據上市規則第13.51(2)條(h)至(v)小段的規定而須予披露之資料或須知會本銀行股東之事宜。

馮鈺聲先生
執行董事及高級總經理

56歲。獲加拿大渥太華卡頓大學文學士學位。一九七八年加入本銀行並於一九九二年獲委任為董事，本銀行行政委員會、授信委員會及管理委員會成員，並為集團多間附屬公司董事。馮先生現時及在過去三年並無擔任其他上市公司之董事職位。馮先生為香港肝壽基金董事局成員。本銀行董事長兼行政總裁馮鈺斌博士是馮先生的兄長，本銀行董事兼秘書何志偉先生是馮先生的姐夫。

根據一項於一九九六年八月二十二日訂立之股東協議，BNY International Financing Corporation、馮鈺斌博士、馮鈺聲先生、保定有限公司、YKF Holding Corporation及泰華置業有限公司同意保留本銀行已發行股份合共百分之三十七點五之聯合控制權。根據《證券及期貨條例》第XV部分，以上各股東各自被視為於110,265,188股本銀行股份中擁有權益。

除所披露者外，馮先生與本銀行其他董事、高層管理人員、主要股東或控股股東概無任何關係。

在最後實際可行日期，根據《證券及期貨條例》第XV部之定義，馮先生與其家庭成員持有3,060,000股股份。根據認股權計劃，馮先生獲授予認股權以認購180,000股股份；根據僱員獎勵計劃，獲授予獎賞以認購325,000股股份。除此之外，由多間公司持有58,893,600股股份，馮鈺斌博士、馮鈺聲先生、何志偉夫人及其他人士為合資格之受益人。

馮先生與本銀行並無訂立任何服務合約。馮先生收取董事袍金每年港幣十萬元。

除於此披露外，概無其他根據上市規則第13.51(2)條(h)至(v)小段的規定而須予披露之資料或須知會本銀行股東之事宜。

以下為根據上市規則規定，須就購回股份之一般性授權建議寄予股東之說明函件及根據公司條例第49BA條規定而發出的備忘錄：

(i) 本銀行於將屆之股東週年大會上，提呈一項決議案，以賦予本銀行董事會一般性權力，可行使本銀行之一切權力，在聯交所購回本銀行股本中不超過在決議案通過之日本銀行已發行股本百分之十之每股面值1.00港元之繳足普通股(「購回授權」)。按本銀行於二零零六年三月三十日(本通函付印前之最後實際可行日期)已發行之每股面值1.00港元普通股(「股份」)294,040,500股計算，本銀行根據此項授權可購回最多不超過29,404,050股之股份。

(ii) 儘管董事會現無意購回任何股份，彼等相信購回授權所賦予之靈活性將對本銀行及其股東均甚為有利。由於近年在聯交所之交投情況偶爾反覆，故日後市況若陷於低潮而股份以低於其基本價值之價格買賣時，本銀行能夠購回股份將對擬保留其於本銀行之投資之股東有利，因為此等股東佔本銀行資產權益之百分比將按本銀行購回股份數目之比例而增加。此外，董事會行使購回授權將可增加股份在聯交所之成交量。

(iii) 董事會建議根據購回授權購回股份所需之款項將由本銀行及其附屬公司之可用現金或營運資金融資支付。根據本銀行之公司組織章程大綱及細則以及香港法例之規定，本銀行用以支付購回股份之款項須來自可合法用於購回股份之資金。

(iv) 倘購回授權於建議中之購回期間任何時間全部行使，對本銀行之營運資金或資產負債狀況(與本銀行最新刊發之年報所載截至二零零五年十二月三十一日經審核綜合賬目所披露之狀況比較)可能會產生重大之不利影響。然而，董事會並不擬建議在行使購回證券授權會對本銀行之營運資金規定或董事會所不時認為對本銀行而言屬適當之資產負債水平產生重大不利影響之情況下行使購回授權。

(v) 本銀行之董事或(就董事會所知及經進行一切合理查詢後)彼等之聯繫人士(按上市規則之定義)現時概無意在購回授權獲股東批准後出售股份予本銀行。

(vi) 董事會已向聯交所承諾，將根據上市規則及香港法例，並按照購回授權之規定，行使本銀行購回股份的權力。

(vii) 倘若股份購回導致股東在本銀行的投票權上所佔權益比例增加，根據香港公司收購及合併守則(「收購守則」)第三十二條所載，該項增加將被視作增購股份。股東或一致行動的股東因而取得本銀行的控制權或鞏固對本銀行的控制權，須遵守收購守則第二十六及三十二條，作出強制收購。然而就二零零四年年報第二十一頁所述主要股東權益之持股量，董事會並未知悉，如因行使購回授權而購買股份後，會引致收購守則之規定下之任何後果。

(viii) 於本通函之刊發日期前六個月內，本銀行並無購買本身股份。

(ix) 本銀行並無獲其關連人士(按上市規則之定義)知會彼等現擬出售本銀行股份予本銀行，該等人士亦無承諾，倘購回授權獲股東批准後，彼等不會出售任何該等股份予本銀行。

(x) 本銀行股份過去十二個月期間每月在聯交所之最高及最低買賣價如下：

		最高 港元	最低 港元
二零零五年：	四月	50.25	47.40
	五月	56.00	49.20
	六月	55.50	50.50
	七月	55.95	50.70
	八月	59.20	55.30
	九月	58.00	55.20
	十月	57.15	52.30
	十一月	55.75	52.95
	十二月	55.95	52.40
二零零六年：	一月	57.80	54.15
	二月	64.20	55.30
	三月(至最後實際可行日期)	69.00	60.15

公司註冊處
Companies Registry

Annual Return
(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

RECEIVED
2006 JUL 14 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form AR1

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number

5929

1 公司名稱 Company Name

Wing Hang Bank, Limited

(註 Note 8) 2 商業名稱 Business Name

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期為止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
27	4	2006

(如屬有股本的私人公司，本申報表應列載截至公司成立為法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期為止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) 5 註冊辦事處地址 Address of Registered Office

161 Queen's Road Central, Hong Kong

(註 Note 10) 6 電郵地址 E-mail Address

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Wing Hang Bank, Ltd.

地址 Address: 2/F., 161 Queen's Road Central
Hong Kong

電話 Tel: 2852-5752 傳真 Fax: 2815-4119

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

24/05/2006 15:49:21
Submission No.: 226032913/1
CR NO.: 0005929
Sh. Form.: AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
262260047474	Cash	$140.00

Total Paid $140.00

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) 9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HKD450,000,000	294,080,500	HKD1	HKD294,080,500	HKD294,080,500
總值 Total	HKD450,000,000	294,080,500		HKD294,080,500	HKD294,080,500

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Allotments of 30,000 shares between 21st May, 2005 and 31st May, 2005. Allotments of 20,000 shares on 17th August, 2005, 27th September, 2005 and 1st February, 2006. Allotments of 40,000 shares on 1st April, 2006. Names of shareholders please refer to the CD-ROM attached.				
	總數 Total	294,080,500			

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	何志偉
英文姓名 Name in English	姓氏 Surname: HO; 名字 Other Names: Chi Wai, Louis
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 14) 香港住址 Hong Kong Residential Address	E2, 6/F., 43 Stubbs Road, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	D137860(1)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: ; 號碼 Number:

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	鄭漢鈞
英文姓名 Name in English	姓氏 Surname: Cheng; 名字 Other Names: Hon Kwan
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 20) 住址 Residential Address	2/F., 20 Broom Road, Hong Kong; 國家 Country:
(註 Note 21) 電郵地址 E-mail Address	

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	A181391(1)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: ; 號碼 Number:

12 董事 Director (續上頁 cont'd)

(註 Note 19)

2 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese	馮鈺斌

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Fung	Yuk Bun, Patrick

前用姓名 Previous Names	N/A
別名 Alias	N/A

(註 Note 20)

住址 Residential Address	國家 Country
F1, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong	

(註 Note 21)

電郵地址 E-mail Address	

(註 Note 22)

身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A692872(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5929

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) **地址 Address**

國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) **地址 Address**

國家 Country

(註 Note 21) **電郵地址 E-mail Address**

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname　　名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country　　號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	N/A
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
1	1	2005		31	12	2005

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes - Continuation Sheet(s) A, - Continuation Sheet(s) B, 9 Continuation Sheet(s) C and - Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : Ho Chi Wai, Louis
董事 Director／秘書 Secretary *

日期 Date : 24th May, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ART

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 5929

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity — ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 馮鈺聲

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Fung	Yuk Sing, Michael

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: E2, 21/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A863460(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

Form ART

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Gordon	Andrew Michael

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

D1, Helene Garden, 22 Stanley Beach Road, Stanley, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P362981(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
27	4	2006

公司編號 Company Number: 5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 何志偉

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Ho	Chi Wai, Louis

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: E2, 6/F., 43 Stubbs Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D137860(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 劉漢銓

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lau	Hon Chuen, Ambrose

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Flat 25, 12/F., No. 9 Mansfield Road,
Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B984222(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 李國賢

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lee	Kwok Yin, Simon

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address

Suite 4607, The Atrium, Pacific Place,
88 Queensway, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A724363(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
27	4	2006

公司編號 Company Number: 5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese:

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lopian	Kenneth Augustine

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: 8 Redman Farm Road, Mendham N J, 07945-3228, U.S.A.

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number:

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
110619876	U.S.A.

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number: 5929

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: 謝孝衍

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tse	Hau Yin

前用姓名 Previous Names: N/A

別名 Alias: Aloysius

(註 Note 20) 住址 Residential Address: 22 Mount Butler Drive, Jardine's Lookout, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E095631(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 董建成

英文姓名 Name in English:

Tung	Chee Chen
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: House 15, Strawberry Hill, 8 Plunkett's Road, The Peak, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A951930(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

27	4	2006
日 DD	月 MM	年 YYYY

公司編號 Company Number

5929

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 王家華

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wang	Frank John

前用姓名 Previous Names: N/A

別名 Alias: N/A

(註 Note 20) 住址 Residential Address: Flat B, 7/F., Hatton House, 15 Kotewall Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P901893(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 302)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Bank will be held at the Bank Reception Hall, 18th Floor, Wing Hang Bank Building, 161 Queen's Road Central, Hong Kong on Thursday, 27th April, 2006 at 3:30 p.m. for the following purposes:

1. To receive and consider the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2005;
2. To declare a final dividend;
3. To elect Directors;
4. To authorise the Board of Directors to fix directors' fees;
5. To re-appoint Auditors and authorise the Directors to fix their remuneration;

As special business, to consider and if thought fit, pass the following resolutions as Ordinary Resolutions:

6. To grant a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital;
7. To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital; and
8. To extend the general mandate under item 6 hereof by increasing the number of shares permitted to be issued equivalent to the number of shares repurchased under item 7 hereof.

The Register of Members will be closed from Monday, 24th April, 2006 to Thursday, 27th April, 2006, both days inclusive, during which period no share transfers will be registered.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 16th March, 2006

Notes:

1. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Registrars of the Bank, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Friday, 21st April, 2006.
2. As a good governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the notice of the Meeting.
3. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a shareholder. All proxies must be deposited at the Registrars of the Bank not later than 48 hours before the time fixed for holding the Meeting.
4. This is a summary of the full text of the Notice of Annual General Meeting. The full text of the Notice is contained in the Bank's Annual Report to be despatched to shareholders on or before 4th April, 2006.
5. As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung (Chairman and Chief Executive), Mr Frank J Wang (Deputy Chief Executive), Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Dr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.

SCMP 17 March 2006

WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 302)

POLL RESULTS OF ANNUAL GENERAL MEETING HELD ON 27TH APRIL, 2006

Wing Hang Bank, Limited (the "Bank") is pleased to announce that all the resolutions were approved by shareholders at the Annual General Meeting held on 27th April, 2006 (the "AGM") by poll voting. The number of shares represented by votes for and against the respective resolutions at the AGM were as follows:-

	RESOLUTIONS	No. of Votes (%)	
		For	Against
1.	To adopt the Statement of Accounts and Reports of the Directors and Auditors for the year ended 31st December, 2005.	177,305,566 (100%)	0 (0%)
2.	To declare a final dividend of HK$1.60 per share.	180,992,566 (100%)	0 (0%)
3(a)	To re-elect Mr Ambrose H C Lau as Director.	180,024,566 (99.8394%)	289,500 (0.1606%)
3(b)	To re-elect Mr Frank J Wang as Director.	180,024,566 (99.8394%)	289,500 (0.1606%)
3(c)	To re-elect Mr Michael Y S Fung as Director.	180,024,566 (99.8394%)	289,500 (0.1606%)
4.	To authorise the Directors to fix directors' fee.	155,859,066 (97.1420%)	4,585,500 (2.8580%)
5.	To re-appoint KPMG as Auditors and authorise the Directors to fix their remuneration.	180,848,566 (100%)	0 (0%)
6.	To give a general mandate to the Directors unconditionally to allot, issue and deal with additional shares not exceeding 20% of the issued share capital of the Bank.	137,582,563 (75.9967%)	43,454,903 (24.0033%)
7.	To give a general mandate to the Directors to repurchase shares of the Bank not exceeding 10% of the issued share capital of the Bank.	180,741,966 (99.8806%)	216,000 (0.1194%)
8.	To extend the general mandate granted to the Directors to allot shares pursuant to item 6.	179,664,066 (99.4661%)	964,400 (0.5339%)

All the above resolutions were passed as ordinary resolutions.

The total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 294,080,500 shares

The total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil

Computershare Hong Kong Investor Services Limited, the share registrar of the Bank, acted as scrutineer for the vote-taking at the AGM.

By Order of the Board
WING HANG BANK, LIMITED
Louis C W Ho
Director and Secretary

Hong Kong, 27th April, 2006

As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung (Chairman and Chief Executive), Mr Frank J Wang (Deputy Chief Executive), Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Dr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.

28/4/2006 SCMP



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 302)

RETIREMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors of Wing Hang Bank, Limited ("The Bank") announces the retirement of Mr Alan R Griffith as a non-executive director of the Bank at the conclusion of the Annual General Meeting of the Bank held on 27th April, 2006 upon his retirement from The Bank of New York.

Mr Griffith has confirmed that he is not aware of any matter that needs to be brought to the attention of the shareholders of the Bank.

The Board would like to express its appreciation to Mr Griffith for his valuable contributions over the years.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 27th April, 2006

As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung (Chairman and Chief Executive), Mr Frank J Wang (Deputy Chief Executive), Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Kenneth A Lopian and Mr Andrew M Gordon; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Dr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.

28/4/2006
SCMP

Legal & General Notices



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 302)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors of Wing Hang Bank, Limited announces the appointment of Mr David Drabkin as a non-executive director of the Bank with effect from 15th June, 2006.

The Board of Directors of Wing Hang Bank, Limited (the "Bank") is pleased to announce the appointment of Mr David Drabkin as a non-executive director of the Bank with effect from 15th June, 2006.

Mr Drabkin, aged 64, obtained his Bachelor of Law (LL.B.) from Yale University in 1968 and is a member of the Bar of the State of New York and the District of Columbia, U.S.A. He was employed by Prudential Financial Inc. as a Vice President between 1998 to 2003. Between 2003 and January 2006 he was engaged in property investment and development in Shanghai as principal. In January 2006 he joined The Bank of New York, a substantial shareholder of the Bank, as a Managing Director and Associate General Counsel.

Mr Drabkin does not hold directorship in other listed companies at the present time or in the past three years. Save as disclosed, Mr Drabkin is not connected with any other directors, senior management or substantial or controlling shareholders of the Bank. He does not have any interest in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service contract between Mr Drabkin and the Bank. He has not been appointed for a specific term and will be subject for retirement by rotation and re-election in accordance with the articles of association of the Bank. Mr. Drabkin will be entitled to a director's fee of HK$100,000 per annum.

Save as disclosed herein, there are no other matters that need to be disclosed or to be brought to the attention of the shareholders of the Bank pursuant to Rules 13.51(2)(h) to (w) of the Listing Rules.

The Board would like to take this opportunity to welcome Mr Drabkin to join the Board.

By Order of the Board
Louis C W Ho
Director and Secretary

Hong Kong, 15th June, 2006

As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung (Chairman and Chief Executive), Mr Frank J Wang (Deputy Chief Executive), Mr Michael Y S Fung and Mr Louis C W Ho; Non-executive Directors are Mr Kenneth A Lopian, Mr Andrew M Gordon and Mr David Drabkin; and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Dr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.



WING HANG BANK, LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 302)

ANNOUNCEMENT OF 2005 FINAL RESULTS

SUMMARY OF RESULTS

The Directors of Wing Hang Bank, Limited announce that the audited results of the Group for the year ended 31st December, 2005 are as follows:

(Expressed in thousands of Hong Kong dollars unless otherwise stated in the text)

Consolidated profit and loss account

	Notes	2005	2004 (restated)	Change %
Interest income		4,041,779	2,877,006	
Interest expense		(2,312,635)	(1,082,689)	
Net interest income		1,729,134	1,794,317	
Net interest income on financial instruments held for trading and measured at fair value through profit or loss	(2)	136,876	-	
Total net interest income		1,865,000	1,794,317	3.9
Other operating income	(3)	755,770	640,017	18.1
Operating income		2,620,770	2,434,334	7.7
Operating expenses	(3)	(975,789)	(1,033,039)	-5.5
Operating profit before impairment allowances on impaired loans and advances		1,644,981	1,401,295	17.4
Impairment losses and allowances on impaired loans and advances		(54,056)	-	
Charge for bad and doubtful debts		-	(54,434)	
Operating profit		1,590,925	1,346,861	18.1
Gains on revaluation of investment properties, disposal of tangible fixed assets and associated company		22,680	55,532	
(Losses)/profits on disposal of held-to-maturity and available-for-sale financial assets		(9,048)	201	
Profits on disposal of non-trading securities		-	6,307	
Impairment allowances release for held-to-maturity financial assets		-	4,848	
Profit on ordinary activities		1,604,557	1,412,749	
Share of net profits in associated companies	(4)(a)	11,349	4,545	
Profit before taxation		1,615,906	1,418,314	13.9
Taxation	(4)(b)	(264,961)	(250,033)	
Profit after taxation		1,350,945	1,168,281	15.6
Profits attributable to				
Shareholders of the Bank		1,348,718	1,166,689	15.6
Minority interests		2,227	1,592	
Profit after taxation		1,350,945	1,168,281	15.6
Dividends attributable to the year:				
Interim dividend paid during the year		205,906	155,773	
Underprovision of final and special dividends in respect of previous year		57	140	
Final dividend proposed after the balance sheet date		470,433	420,292	
		676,396	576,205	17.4
		HK$	HK$	
Earnings per share – basic	(5)	4.59	3.97	15.6
– diluted		4.57	3.96	
Dividends per share – interim		0.70	0.53	
– proposed final		1.60	1.43	
		2.30	1.96	17.3

Consolidated balance sheet

	31st December, 2005	31st December, 2004 (restated)
ASSETS		
Cash and short-term funds	30,093,798	20,119,318
Placements with banks and other financial institutions maturing between one and twelve months	3,647,300	4,479,527
Trade bills less impairment allowances	483,275	551,174
Certificates of deposit held	-	30,000
Trading assets	911,264	30,800
Financial assets measured at fair value through profit or loss	3,934,434	-
Advances to customers and other accounts less impairment allowances	55,471,883	49,693,267
Held-to-maturity and available-for-sale financial assets	15,909,430	18,867,918
Non-trading securities	-	1,320,822
Investments in associated companies	146,353	135,706
Tangible fixed assets		
– Investment properties	221,447	209,340
– Other properties, plant and equipment	1,504,841	1,562,010
Goodwill	847,422	847,715
Current tax recoverable	1,313	5,381
Deferred tax assets	7,986	27,950
Total assets	104,321,616	95,448,104
EQUITY AND LIABILITIES		
Deposits and balances of banks and other financial institutions	1,702,026	1,209,383
Deposits from customers	81,473,451	78,569,161
Certificates of deposit issued	3,034,339	4,616,090
Trading liabilities	845,961	8,628
Current tax payable	101,798	63,981
Deferred tax liabilities	91,170	64,952
Other accounts and provisions	1,381,430	975,122
Loan capital	2,319,000	2,536,491
Total liabilities	95,984,565	88,033,402
Share capital	294,021	293,911
Reserves	8,021,919	7,100,907
Shareholders' funds	8,315,940	7,394,818
Minority interests	22,111	19,884
Total equity	8,338,051	7,414,702
Total equity and liabilities	104,321,616	95,448,104

Consolidated statement of changes in equity

	Notes	31st December, 2005	31st December, 2004 (restated)
Shareholders' fund (as previously reported as at 31st December)		7,403,887	6,686,881
Minority interests (as previously presented separately from equity and liabilities as at 31st December)		19,884	18,292
Total equity as at 1st January as previously reported		7,423,771	6,705,173
– prior year adjustments arising from change in accounting policies	(7)(a)(i)	(9,069)	-
As restated, before opening balance adjustments		7,414,702	6,705,173
– opening balance adjustments arising from change in accounting policies		187,336	-
Total equity as at 1st January, after prior year and opening balance adjustments		7,602,038	6,705,173
Unrealised gains on revaluation of non-trading securities after deferred tax charge		-	4,597
Unrealised losses on revaluation of available-for-sale financial assets after deferred tax credit		(20,480)	-
Realisation on disposal of available-for-sale financial assets		7,424	-
Unrealised gains on revaluation of investment properties		-	11,009
Deferred tax credited to investment properties revaluation reserve		-	10,953
Disposal of investment properties		-	(10,030)
Unrealised gains on revaluation of bank premises		9,299	-
Deferred tax credited to bank premises revaluation reserve		2,986	152
Exchange adjustments		(759)	42
Net (expenses)/income recognised directly in equity as previously reported		(1,780)	17,279
– prior year adjustment in respect of change in accounting policies		-	(12,669)
Net (expenses)/income recognised directly in equity as restated		(1,780)	4,610
Profit attributable to the shareholders as previously reported		-	1,166,023
Profit attributable to minority interests as previously reported		-	1,592
Net profit for the year as previously reported		-	1,169,613
– prior year adjustment in respect of change in accounting policies	(7)(a)(i)	-	(1,332)
Net profit for the year (2004: as restated)		1,350,945	1,168,281
Total recognised income and expenses for the year		1,349,167	1,172,891
Dividends paid		(626,149)	(473,196)
Proceeds on shares issued under share option scheme		4,836	3,291
Change in accounting policy in share option scheme	(7)(a)(ii)	-	4,932
Share premium under Employee Incentive Plan ("EIP") and share option scheme		8,994	1,608
Total equity as at 31st December		8,338,051	7,414,702
Total recognised income and expenses for the year attributable to:			
Shareholders of the Bank		1,346,930	1,171,299
Minority interests		2,227	1,592
		1,349,157	1,172,891

Notes:

(2) Net interest income on financial instruments held for trading and measured at fair value through profit or loss

	2005	2004
Trading assets	130	-
Trading liabilities	(343)	-
Financial assets measured at fair value through profit or loss	134,300	-
Financial liabilities measured at fair value through profit or loss	(84,770)	-
Trading financial derivatives interest income	45,840	-
Trading financial derivatives interest expense	(49,100)	-
	136,876	-

The comparative figures for 2004 have not been adjusted as the amount was immaterial.

(3) Other operating income
Other operating income included net realised and unrealised profits on financial assets and liabilities held for trading and measured at fair value through profit or loss amounting to HK$[illegible] (2004: HK$[illegible]) and HK$[illegible] (2004: Nil) respectively.

(3) Operating expenses
Operating expenses included depreciation, share option scheme expenses, EIP expenses and impairment losses on goodwill amounting to HK$[illegible] (2004: HK$[illegible]), HK$[illegible] (2004 (restated): HK$[illegible]), HK$[illegible] (2004: HK$[illegible]) and HK$[illegible] (2004: Nil) respectively. In 2004, the amortisation of goodwill amounted to HK$[illegible].

(4) (a) Share of net profits in associated companies included taxation amounting to HK$[illegible] (2004: HK$[illegible]).

(b) Taxation
Taxation in the consolidated profit and loss account represents:

	2005	2004 (restated)
Provision for Hong Kong profits tax	[illegible]	[illegible]
Overseas taxation	[illegible]	[illegible]
Deferred taxation	[illegible]	[illegible]
	264,961	250,033

The provision for Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) of the estimated assessable profits for the year ended 31st December, 2005. Overseas taxation is provided at the appropriate current rates of taxation ruling in the countries in which the relevant units of the Group operate.

(5) Earnings per share
The calculation of basic earnings per share is based on profit attributable to the shareholders of HK$1,348,718,000 (2004 (restated): HK$1,166,689,000) and on the weighted average number of [illegible] (2004: [illegible]) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on profit attributable to the shareholders of HK$1,348,718,000 (2004 (restated): HK$1,166,689,000) and on the weighted average number of [illegible] (2004: [illegible]) ordinary shares in issue during the year after adjustment for the effects of all dilutive potential ordinary shares.

(6) This financial report has been reviewed by the Bank's Audit Committee. The same accounting policies adopted in the 2004 annual accounts have been applied in the preparation of the financial report except for the accounting policy changes that are adopted in the 2005 annual financial statements. Details of these changes in accounting policies are set out in note 7.

This financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, and fully comply with the module on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ("HKMA").

(7) Changes in accounting policies
The Hong Kong Institute of Certified Public Accountants ("HKICPA") has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005.

The following sets out information on the significant changes in accounting policies for the current and prior accounting periods reflected in this financial report.

(a) Restatement of prior year and opening balances
The following tables disclose the adjustments that have been made in accordance with the transitional provisions of the respective HKFRSs to each of the line items in the consolidated profit and loss account and balance sheet and other significant related disclosure items as previously reported for the year ended 31st December, 2004. The effects of the changes in accounting policies on the balances at 1st January, 2004 and 2005 are disclosed in note 7(c).

(i) Effect on the consolidated financial statements
Consolidated profit and loss account for the year ended 31st December, 2004

Effect of new policy (increase/(decrease)) in profit for the year

[illegible]

Consolidated balance sheet at 31st December, 2004

[illegible]

(b) Estimated effect of changes in accounting policies on the current year

[illegible]

(i) Effect on the consolidated financial statements

[illegible]

Estimated effect on the consolidated balance sheet at 31st December, 2005

[illegible]

(ix) Definition of related parties (HKAS 24, "Related party disclosures")
As a result of the adoption of HKAS 24 Related party disclosures, the definition of related parties has been expanded to clarify that related parties include entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members) and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group. These changes in presentation have been applied retrospectively with comparatives restated.

SUPPLEMENTARY INFORMATION

(1) Segment reporting

(a) *Business segments*

Retail banking activities include acceptance of deposits, residential mortgages, hire purchase and consumer loans.

Corporate banking activities include advances of commercial and industrial loans, trade financing and institutional banking.

Treasury activities include foreign exchange services, management of investment securities and trading activities.

Other business activities include insurance business, stockbroking activities and services for retirement schemes.

Unallocated items mainly comprise the shareholders' funds, investments in premises and property investments and other activities which cannot be reasonably allocated to specific business segments.

(b) *Geographical segments*

The information concerning geographical segments has been classified by the location of the principal operations of the subsidiaries, or in the case of the Bank itself, of the location of the branch responsible for reporting the results or booking the assets.

	Hong Kong	Macau	Other	Less inter-segment elimination	Total
2005					
As at 31st December, 2005					
Total operating income	2,439,837	320,961	138,842	(285,790)	2,628,770
Profit before taxation	1,474,179	133,100	61,349	(154,001)	1,618,006
Total assets	183,823,436	15,833,757	15,733,403	(30,350,042)	184,323,616
Total liabilities	94,384,492	11,901,793	15,330,040	(25,701,767)	95,904,845
Contingent liabilities and commitments	14,190,916	1,234,388	563,151	(1,113,613)	14,870,851
Capital expenditure	40,739	7,554	7,806	-	55,099
2004 (restated)					
As at 31st December, 2004					
Total operating income	2,393,090	264,539	88,430	(308,473)	2,454,334
Profit before taxation	1,347,901	161,811	45,336	(143,740)	1,418,314
Total assets	93,543,311	10,092,142	14,378,127	(24,373,076)	99,448,104
Total liabilities	88,337,021	9,443,949	14,852,374	(23,900,142)	88,853,407
Contingent liabilities and commitments	14,377,814	730,992	45,397	(805,182)	14,376,423
Capital expenditure	103,936	23,140	24,114	-	151,190

(2) Advances and other accounts less impairment allowances

	31st December, 2005	31st December, 2004
Advances to customers	54,401,834	49,180,126
Individual impairment allowances for impaired loans and advances	(119,720)	-
Collective impairment allowances for impaired loans and advances	(207,842)	-
Specific provisions for bad and doubtful debts	-	(127,731)
General provisions for bad and doubtful debts	-	(484,779)
	54,074,272	48,568,616
Advances to banks and other financial institutions	79,191	110,863
Accrued interest and other accounts	1,310,832	1,012,793
Derivative financial instruments - hedging	8,596	2,993
	55,472,883	49,693,267

(3) Impaired loans

The gross impaired advances to customers and individual impairment allowances made after taking into account the discounted value of future recoverable amounts in respect of such advances are as follows:

	31st December, 2005	31st December, 2004
Gross impaired advances to customers	560,065	816,993
Gross impaired advances as a percentage of total advances to customers	1.03%	1.68%
Amount of collateral held	413,530	671,358
Individual impairment allowances	119,720	-
Specific provisions	-	127,731

There were no individual impairment allowances made on advances to banks and other financial institutions on 31st December, 2005 and 31st December, 2004.

FRIDAY, MARCH 17, 2006

(4) Advances to customers – by industry sectors
The information concerning advances to customers by industry sectors has been classified according to the usage of the loan and is stated gross of any impairment allowances.

	31st December, 2005	31st December, 2004	Change %
Loans for use in Hong Kong			
Industrial, commercial and financial			
– Property development	652,364	452,393	[illegible]
– Property investment	4,856,017	3,502,633	17.3
– Financial concerns	506,747	631,997	-19.5
– Stockbrokers	307,130	244,083	25.8
– Wholesale and retail trade	835,633	974,803	-14.3
– Manufacturing	1,460,996	1,745,129	-16.3
– Transport and transport equipment	2,827,496	2,721,855	3.9
– Share financing	256,776	205,011	25.2
– Others	2,899,347	3,032,779	-4.4
Individuals			
– Loans for the purchase of flats in the Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	1,500,337	1,611,601	-7.3
– Loans for the purchase of other residential properties	13,917,497	13,872,283	0.3
– Credit card advances	385,932	358,562	7.6
– Others	3,523,120	3,272,250	7.7
Trade finance	3,057,170	2,573,916	18.7
Loans for use outside Hong Kong			
– Macau	4,817,891	4,026,596	19.6
– People's Republic of China	7,801,900	4,729,891	64.9
– Others	20,133	24,817	-18.9
	54,401,834	49,119,126	10.8

(5) Advances to customers and overdue advances – by geographical area
The geographical information has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2005	Total advances to customers	Overdue advances for over three months
Hong Kong	46,779,933	263,429
Macau	1,013,973	64,985
People's Republic of China	990,269	3,310
Others	1,618,037	3,130
	54,401,834	331,451

31st December, 2004	Total advances to customers	Overdue advances for over three months
Hong Kong	43,343,176	563,931
Macau	4,227,106	87,516
People's Republic of China	715,310	7,007
Others	903,644	–
	49,119,126	658,254

(6) Overdue and rescheduled advances

	31st December, 2005 Amount	31st December, 2005 % of total advances	31st December, 2004 Amount	31st December, 2004 % of total advances
Gross advances to customers which have been overdue for				
6 months or less but over 3 months	84,313	0.15	148,335	0.30
1 year or less but over 6 months	65,648	0.12	63,410	0.13
Over 1 year	171,490	0.32	444,309	0.90
	321,451	0.59	658,254	1.33
Amount of collateral held	329,493		647,116	
Secured balance	268,815		563,124	
Unsecured balance	52,636		95,130	
Individual impairment allowances	51,600		–	
Specific provisions	–		49,644	
Rescheduled advances	146,864	0.27	156,193	0.32

There were no overdue advances for over 3 months and rescheduled advances to banks and other financial institutions on 31st December, 2005 and 31st December, 2004.

(7) Other overdue assets

	31st December, 2005 Debt securities	31st December, 2005 Trade bills	31st December, 2004 Debt securities	31st December, 2004 Trade bills
Other assets which have been overdue for				
6 months or less but over 3 months	–	3,829	–	–
1 year or less but over 6 months	–	–	–	108
Over 1 year	–	647	–	1,714
	–	4,476	–	1,822

(8) Repossessed assets

	31st December, 2005	31st December, 2004
Repossessed assets included in advances to customers	66,314	193,922

(9) Deposits from customers

	31st December, 2005	31st December, 2004
Demand deposits and current accounts	9,309,633	9,871,231
Savings deposits	11,678,904	16,800,082
Time, call and notice deposits	65,784,918	51,697,848
	86,773,455	78,369,161

(10) Certificates of deposit issued

	31st December, 2005	31st December, 2004
Certificates of deposit carried at amortised cost	1,902,640	4,616,090
Structured certificates of deposit issued designated at inception as fair value through profit or loss	1,931,699	–
	3,834,339	4,616,090

(11) Cross-border claims
The information concerning cross-border claims has been classified by the location of the counterparties after taking into account any risk transfer. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country.

31st December, 2005	Banks and other financial institutions	Public sector entities	Others	Total
Macau	1,069,529	–	5,051,067	6,120,596
People's Republic of China	1,652,335	136,698	504,354	2,296,387
Other Asia Pacific	5,770,376	–	1,061,643	6,832,019
United States	957,664	300,636	2,098,864	3,356,043
Other North and South American countries	1,222,935	–	400,289	1,623,224
Middle East and Africa	3,721	–	3,216	6,937
Germany	8,064,007	–	13,300	8,070,007
United Kingdom	4,865,460	–	204,425	5,070,885
Other European countries	13,101,460	–	997,542	14,068,002
	36,711,367	437,333	10,300,180	47,446,906

31st December, 2004	Banks and other financial institutions	Public sector entities	Others	Total
Macau	355,234	–	4,241,239	4,596,473
People's Republic of China	1,424,938	15,793	364,279	1,804,532
Other Asia Pacific	7,161,851	–	1,052,547	8,214,398
United States	1,124,331	303,703	2,200,764	3,628,778
Other North and South American countries	1,070,681	–	493,806	1,564,493
Middle East and Africa	761	–	1,821	2,582
Germany	7,751,606	–	3,977	7,755,583
United Kingdom	4,993,717	–	170,806	5,164,523
Other European countries	10,100,714	–	638,539	10,739,253
	33,983,939	319,496	9,367,978	43,675,415

(12) Currency risks
The net positions or net structural positions in foreign currencies are disclosed when each currency constitutes 10% or more of the respective total net position or total net structural position in all foreign currencies.

In millions of HK$ equivalent	31st December, 2005 US$	31st December, 2005 Total	31st December, 2004 US$	31st December, 2004 Total
Spot assets	33,409	51,672	27,044	43,484
Spot liabilities	(32,431)	(52,130)	(28,368)	(44,775)
Forward purchases	5,396	7,871	4,387	5,100
Forward sales	(3,287)	(5,183)	(2,417)	(3,273)
Net long positions	1,397	2,430	346	536

In millions of HK$ equivalent	31st December, 2005 Macau Pataca	31st December, 2005 Chinese Renminbi	31st December, 2005 US$	31st December, 2005 Total	31st December, 2004 Macau Pataca	31st December, 2004 US$	31st December, 2004 Total
Net structural position	301	172	237	710	186	36	222

(13) Reserves

	31st December, 2005	31st December, 2004 (restated)
Share premium	359,929	347,834
Capital reserve	215,909	215,909
General reserve	2,090,415	2,091,174
Bank premises revaluation reserve	181,236	269,039
Investment revaluation reserve	14,346	22,241
Capital redemption reserve	769	769
Unappropriated profits	5,869,519	4,154,741
Total reserves	8,031,319	7,100,907

The Group's unappropriated profits as at 31st December, 2005 included HK$334,174,000 (2004: Nil) as the regulatory reserve arising from the differences between the impairment allowances made under HKAS 39 and for regulatory purposes.

(14) Off-balance sheet exposures

(a) Contingent liabilities and commitments
The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	31st December, 2005	31st December, 2004
Direct credit substitutes	645,906	809,360
Transaction-related contingencies	165,581	33,430
Trade-related contingencies	1,403,947	1,416,338
Other commitments	10,340,531	9,873,083
Forward forward deposits placed	2,000,000	2,241,972
	14,578,032	14,376,425

(b) Derivatives
Derivatives refer to financial contracts whose value depends on the value of one or more underlying assets or indices.

The following table is a summary of the notional amounts of each significant type of derivatives:

	31st December, 2005	31st December, 2004
Exchange rate contracts		
Forwards – trading	6,844,833	3,286,623
Forwards – hedging	–	919,393
Options purchased – trading	243,334	277,016
Options written – trading	243,334	277,016
Total exchange rate contracts	7,331,361	4,760,238
Interest rate contracts		
Swaps – trading – receiving fixed rate	79,759,874	37,191,480
Swaps – trading – paying fixed rate	83,568,438	37,070,388
Swaps – hedging – receiving fixed rate	–	14,854,793
Swaps – hedging – paying fixed rate	835,682	25,096,124
Total interest rate contracts	163,852,994	114,212,785
Equity contracts		
Options written – trading	76,210	140,902
Total equity contracts	76,210	140,902
	171,260,765	119,113,937

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures are as follows. These amounts do not take into account of the effects of bilateral netting arrangements.

	31st December, 2005 Replacement cost	31st December, 2005 Credit risk weighted amount	31st December, 2004 Replacement cost	31st December, 2004 Credit risk weighted amount
Contingent liabilities and commitments	N/A	1,984,680	N/A	1,737,281
Exchange rate contracts	59,494	41,391	22,192	30,229
Interest rate contracts	783,180	329,414	554,187	311,702
Equity contracts	1,094	–	–	–
	843,768	2,355,485	576,379	2,079,212

(15) Capital adequacy and liquidity ratios

(a) Capital adequacy ratio

	31st December, 2005	31st December, 2004 (restated)
Core Capital		
Paid up ordinary share capital	294,021	293,911
Share Premium	359,929	347,834
Reserves	6,836,021	5,417,947
Others	625,129	511,011
Less: Goodwill	(847,422)	(847,422)
	6,267,678	5,723,281
Eligible supplementary capital		
Reserves on revaluation of properties	190,993	187,024
Unrealised gains on revaluation of available-for-sale financial assets	5,699	–
Unrealised gains on revaluation of non-trading securities	–	14,244
Collective impairment allowances for impaired loans and advances	300,498	–
General provisions for doubtful debts	–	496,314
Regulatory reserve	334,174	–
Eligible value of term subordinated debt instruments	2,519,888	2,526,405
	3,341,254	3,224,769
Total capital base before deductions	9,518,932	8,948,050
Deductions from total capital base	(405,324)	(405,324)
Total capital base after deductions	9,123,608	8,542,726
Unadjusted and adjusted capital adequacy ratio	14.9%	13.7%

The unadjusted capital adequacy ratio is computed on a consolidated basis covering the Bank and certain of its financial subsidiaries as specified by the Hong Kong Monetary Authority ("HKMA") for its regulatory supervision purposes, and is in accordance with the Third Schedule to the Hong Kong Banking Ordinance.

The adjusted capital adequacy ratio incorporating market risk is computed on the same consolidated basis, and is in accordance with module on "Maintenance of Adequate Capital against Market Risks" under Supervisory Policy Manual issued by the HKMA.

(b) Average liquidity ratio for the year

	2005	2004
Average liquidity ratio for the year	50.8%	49.1%

The average liquidity ratio for the year includes the liquidity positions of all overseas branches, Hong Kong offices and financial subsidiaries in its calculation, which is the basis of computation agreed with the HKMA, and has been computed in accordance with the Fourth Schedule to the Hong Kong Banking Ordinance.

REVIEW AND PROSPECTS
Wing Hang Bank Group achieved a new record in profit attributable to shareholders of HK$1,348.7 million, representing an increase of 15.6 percent compared to HK$1,166.7 million in 2004. Earnings per share rose 15.6 percent to HK$4.59. The Board has recommended a final dividend of HK$1.60 per share. Together with the interim dividend of HK$0.7 paid on 12th September, 2005, total dividends for the year amounted to HK$2.30 per share, an increase of 17.3 percent over 2004.

We were able to achieve good asset growth in China and Macau. Our consumer financing, investment mortgages, trade financing and equipment financing also did very well.

This excellent performance took place on the back of an improving economic climate. Hong Kong's real GDP grew at a robust rate of 7.3 percent after 8.6 percent growth in 2004. Exports of goods and services grew due to buoyant trade flows with China, and the economy was further boosted by continued strong inbound tourism. Consumer spending rebounded as a result of rising employment. The unemployment rate declined to 5.2 percent, its lowest level in four years. Household income also gradually improved while inflation remained benign with consumer prices rising by just 1.1 percent.

Short-term US interest rates continued to rise at a gradual pace, taking the federal funds rate to 4.5 percent by January 2006. Local interbank interest rates closely followed that trend after the HKMA refined the operation of the Linked Exchange Rate system last May. However, the Hong Kong dollar exchange rate hovered on the strong side of the peg on continued speculation about a revaluation of the Renminbi.

Asset quality continued to improve amid stable conditions in the domestic economy and property market. Rises in real estate prices in the first half of the year helped the number of residential mortgage loans in negative equity to fall by 90 percent to 11,000 units compared with the recent peak in 2003.

Operating profit before impairment allowances increased 17.4 percent to HK$1,645.0 million due to an increase in total operating income and a decrease in operating expenses. The Group's total operating income rose by 7.1 percent to HK$2,620.1 million due to an increase in net interest income and non-interest income.

Total net interest income was 3.9 percent higher at HK$1,945.0 million as a result of an increase in loan volumes which offset a narrowing of net interest margin. Net interest margin fell 11 basis points to 1.88 percent due to mortgage re-pricing and an increase in the cost of funding as a result of the higher interest rate environment.

Non-interest income rose 18.1 percent to HK$735.0 million following increases in loan commissions, treasury dealing profits and wealth management commissions.

Meanwhile total operating expenses decreased 5.2 percent to HK$975.1 million thanks to a decline in depreciation expenses and an absence of amortisation of goodwill. The Group's cost-to-income ratio improved from 43.4 percent to 37.2 percent due to cost synergies from the acquisition of Chekiang First Bank ("CFB").

Impairment losses and allowances on impaired loans and advances decreased 8.7 percent to HK$334.1 million due to the recovery in property prices, declining personal bankruptcies and a general improvement in the economy. The charge-off ratio for credit cards dropped to 1.50 percent of card receivables from 2.46 percent last year. For the year under review, the level of impaired loans decreased to HK$580 million, or 1.03 percent of total loans.

Total advances to customers increased 10.6 percent to HK$54.4 billion due to satisfactory growth in demand for investment mortgages, consumer financing, equipment financing and trade financing as well as higher credit demand in the Group's China and Macau operations.

Total deposits increased 8.1 percent to HK$91.2 billion and customer deposits increased 9.0 percent to HK$85.7 billion, mainly as a result of a larger pool of fixed-term accounts. Deposit growth was partly helped by increased brand awareness following the CFB acquisition as well as an expanded branch network and the successful promotion of the Elite Banking service targeting high-net-worth customers.

The Retail Banking operations recorded a 16.1 percent increase in profit before taxation in 2005, mainly brought about by a decrease in the impairment allowances and strong growth in loan commissions and the wealth management businesses.

Local property prices consolidated in the second half of 2005 after a pronounced increase in the first quarter of 2005. Our proportion of residential mortgages remained unchanged at 23.6 percent of the total loan portfolio. Looking ahead, there are signs of revived price competition in the residential mortgage sector and renewed margin pressure on new mortgage lending.

Wing Hang Credit, a well-known niche player in consumer lending, continues to provide a broad range of loan services through its 13 branches and business centres. This unit has taken advantage of an expanded network to increase its loan portfolio over 20.0 percent during 2005. In 2006, we plan to further increase the number of point-of-sales by opening two or three new branches and to promote personal loan products across the Wing Hang Bank and Wing Hang Credit network.

Wing Hang Finance Company Limited, a market leader in the taxi and equipment leasing industry, extends credit facilities to small and medium enterprises (SMEs), both in Hong Kong and to those with operations in China. In 2005 the company achieved good growth in loan assets despite keen price competition in the local vehicle financing business. In view of the enormous growth potential in equipment and vehicle financing in Mainland China, the company has expanded its marketing workforce to target customers with operations in the Pearl River Delta Area.

In China, we provide credit facilities to Hong Kong manufacturers who have shifted their operations to the Mainland. We also offer project financing for Hong Kong developers operating across the border. Our residential mortgage financing portfolio grew by 71.9 percent in 2005. However, the foreign currency mortgage business faced stiff competition as mortgage lending rates in HKD and USD increased relative to the RMB lending rate.

In Macau, Banco Weng Hang continues to perform exceptionally well despite more moderate economic growth. Macau's GDP grew 6.3 percent in real terms during the first three quarters of 2005 compared with the same period in the previous year. This compares with an unprecedented 28.0 percent economic growth rate in 2004. Profits increased by 45.0 percent to 217 million Macau patacas in 2005. This strong performance was mainly due to improved organic growth and was also partly helped by a reduction in the corporate tax rate from 15.75 percent to 12.0 percent. Net interest income increased by 32.9 percent while non-interest income increased by 24.3 percent. Advances to customers and customers deposits have grown by 21.9 percent and 27.6 percent respectively since the end of 2004.

The return on average assets and average shareholders' funds reached 1.35 percent and 17.1 percent respectively. The Group's capital adequacy ratio and average liquidity ratio stood at 14.9 percent and 50.8 percent respectively while the loan to deposit ratio increased slightly to 59.7 percent due to an increase in loan volume.

Another important achievement was the successful integration of CFB as a result of a carefully-executed merger exercise. This has resulted in a stronger and more substantial bank with an expanded branch network. In addition, significant revenue and cost synergies were achieved in 2005. The Group currently has 37 branches in Hong Kong, 11 branches in Macau and one branch each in Shenzhen and Shanghai. As at the end of December 2005, the Group employed a total of 2,301 staff.

Looking ahead, global economic expansion should continue in 2006 despite uncertainties about interest rates and energy prices. Trade protectionism in Europe and the US as well as continued pressure [illegible] and Hong Kong. However, there are signs that the US interest rate cycle is near its peak, and residential credit growth is likely to increase in line with strong economic activity.

After the successful integration of CFB, we now have a larger operating platform and customer base to grow our business. We will continue to expand our business in high growth areas such as Macau and China. While pursuing such a growth strategy, we are keenly aware that the key to success is a prudent lending policy.

We will continue to control costs by carefully streamlining our operations as well as broadening our fee income and expanding our consumer lending businesses through cross selling to an enlarged customer base. We will focus on enhancing our franchise by introducing innovative products and delivering superior service.

PROPOSED DIVIDEND
The Directors propose to recommend at the forthcoming Annual General Meeting to be held on Thursday, 27th April, 2006 the payment of a final dividend of HK$1.60 per share. This final dividend, if approved, will be paid on Monday, 15th May, 2006 to shareholders whose names are on the Register of Members on 27th April, 2006.

CLOSING OF REGISTER OF MEMBERS
The Register of Members of the Bank will be closed from Monday, 24th April, 2006 to Thursday, 27th April, 2006 both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the above dividend, all transfers accompanied by the relevant share certificates must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4.00 p.m. on Friday, 21st April, 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES
The Bank has complied throughout the year ended 31st December, 2005 and adopted all the code provisions set out in Appendix 14 – Code on Corporate Governance Practices of the Listing Rules, except for the following deviations:

Code Provision A.2.1
This Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Dr Patrick Y B Fung is the Chairman and Chief Executive of the Bank. The Board considered that the non segregation would not result in considerable concentration of power in one person not only because of the presence of Independent Non-executive Directors but also that The Bank of New York is actively represented by an executive director who is also the deputy chief executive actively participating in the management and operations of the Bank. There is a balance of power and authority such that no one individual has unfettered power of decision. Non-segregation has the advantage of a strong and consistent leadership which is conducive to making and implementing decisions quickly and consistently.

Code Provision A.4.1
This code stipulates that non-executive directors should be appointed for a specific term and subject to re-election.

The term of office for non-executive directors are the same as for all directors (i.e. no specific term and subject to retirement from office by rotation and be eligible for re-election in accordance with the provisions of the Bank's Memorandum and Articles of Association). At every Annual General Meeting, one-third of the Directors for the time being or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office.

The terms of reference of Audit Committee and Remuneration Committee have been revised and approved by the Board on 16th August, 2005 in order to comply with the relevant code provision.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS
The Bank has adopted for compliance by the Directors the code of conduct for dealings in securities of the Bank as set out in Appendix 10 – Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code"), of the Listing Rules.

Having made specific enquiry of all directors of the Bank, they have complied with the required standards set out in the Model Code for the year ended 31st December, 2005.

PUBLICATION OF ANNUAL REPORT ON THE EXCHANGE'S WEBSITE
The financial information set out in this report does not constitute the Group's statutory accounts for the year ended 31st December, 2005 but there is no material change as compared to those accounts. The statutory accounts for the year ended 31st December, 2005 containing all the information required by the Listing Rules will be published on the Exchange's website in due course.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
There were no purchases, sales or redemptions by the Bank, or any of its subsidiaries, of the Bank's listed securities during the year ended 31st December, 2005.

BOARD OF DIRECTORS
As at the date of this announcement, the Executive Directors of the Bank are Dr Patrick Y B Fung (Chairman and Chief Executive), Mr Frank J Wang (Deputy Chief Executive), Mr Michael Y S Fung and Mr Louis C W Ho. Non-executive Directors are Mr Alan R Griffith, Mr Kenneth A Lopian and Mr Andrew M Gordon, and Independent Non-executive Directors are Dr Cheng Hon Kwan, Mr Ambrose H C Lau, Dr Simon K Y Lee, Mr Tung Chee Chen and Mr Aloysius H Y Tse.

By Order of the Board
Patrick Y.B. Fung
Chairman and Chief Executive

Hong Kong, 16th March, 2006

